 LUXFER GROUP
 2012 Annual Review

Contents

1	Highlights

2	Group Overview

4	Interview with the CEO & CFO

6	Our Strategy

7	Our Strategic Framework: The Luxfer Model

8	Business Development

10	Market Focus on Healthcare

12	Executive Management Board

13	Return on Investment

15	Form 20-F

206	Company Details

On October  18, Luxfer directors and managers from around the world were invited to celebrate Luxfer’s successful listing on the New York Stock Exchange by participating in the traditional “Opening Bell” ceremony on the podium overlooking the trading floor. Brian Purves rang the bell to signal the beginning of trading.  After the ceremony, the Luxfer party was given an escorted  tour of the trading floor.

Highlights

Luxfer Group goes public

A notable year in the continuing development of the Group

2012 was a milestone year for Luxfer Group. Not only did we continue to grow our revenues and earnings, but we also became a publicly-traded  company on October 3, 2012, listing on the New York Stock Exchange (NYSE) under the new ticker symbol “LXFR”. The new listing provided the Group with a substantial infusion of cash that has strengthened the balance sheet and given us additional resource with which to grow the business.

US$ millions	2010	2011	2012
Sales revenue	402.7	510.8	511.6
Trading profit	45.7	66.0	68.8
Net income	25.7	43.4	42.4
Adjusted net income1	26.1	43.4	45.0

At year end - US$ millions	2010	2011	2012
Total assets	296.6	364.3	390.5
Shareholders’ equity	65.2	64.8	148.8
Outstanding shares (millions)
Ordinary Shares	9.9	9.9	13.4
American Depositary Shares	-	-	26.8

1 A reconciliation of Adjusted Net Income to Net Income is provided in the Form 20-F Report for 2012, Item 3.A(6) (page 4).

1

Group Overview

A global materials technology company

Luxfer Group is the world  leader in the manufacture of:

  • magnesium alloys, magnesium powders and magnesium products;

  • zirconium chemicals and oxides;

  • superformed components in aluminum, magnesium and titanium;

  • high-pressure aluminum and carbon composite gas cylinders.

The Group is truly  international operating 18 manufacturing plants in seven countries: UK, USA, France, Germany, Czech Republic, Canada and China, plus joint ventures in Japan, South Korea and India. Our products are in use all around us in most countries of the world.

Our area of expertise covers the chemical and metallurgical properties of aluminum, magnesium, zirconium, carbon, titanium and rare earths, and we have pioneered the application of these materials  in many high-technology  industries.

2	2012 Annual Review

Luxfer Group has four global brands

Material technology

Luxfer Group focuses on speciality materials based on aluminum, magnesium, titanium, zirconium and rare earths. We sell our products through three brands.

Magnesium Elektron
Under our Magnesium Elektron brand, we develop and manufacture  specialist lightweight, corrosion-resistant and flame-resistant magnesium alloys, extruded magnesium products, magnesium powders, magnesium plates and rolled sheets and photo-engraving plates. Our lightweight magnesium alloys and components are used in the aerospace and automotive industries. Our magnesium powders are used in the defence industry for countermeasure flares to protect aircraft against missile attack. Our photoengraving plates are used in the graphic arts industry.

MEL Chemicals
Under our  MEL Chemicals brand, we develop and manufacture  speciality zirconium compounds for use in automotive exhaust catalysts, industrial catalysts, ceramic sensors for electronics, structural ceramics, thermal barrier coatings for aerospace, filters for water  purification  and dental ceramic crowns and implants.

Superform
Under our Superform brand, we design and manufacture  highly complex, lightweight products for a wide range of industries, including aerospace, specialist automotive, rail transport and healthcare.

High-pressure  gas cylinders

Luxfer Gas Cylinders
Under our Luxfer  Gas Cylinders brand, we develop and manufacture  advanced high-pressure aluminium and carbon composite cylinders  used to contain medical oxygen, breathing air for firefighters and other first-responders, clean-burning  compressed natural gas for alternative fuel vehicles and power plants, speciality gases used in microchip  and electronics  manufacturing, carbon dioxide for fire extinguishers and beverage dispensing, inflation gases for aerospace, air and gas mixtures for scuba diving, and gases used in a variety of general industrial applications.

Rare earths – (also known as rare earth elements or rare earth metals) are a set of seventeen chemical elements in the periodic table, specifically the fifteen lanthanides plus scandium and yttrium.

2012 Annual Review	3

Q&A

Interview with Chief Executive and Group Finance Director

Record profits despite the economic uncertainty

Our 2012 results were in line with our expectations and consistent with trading profit margins in the first half of this year, with comparisons to the prior year distorted by the exceptional gains made in Q3 of 2011.  Strategically we made significant progress in 2012, with good progress in sales of industrial catalyst products, and the acquisition of Dynetek Industries, which strengthens our global position in the growing market for alternative fuel gas containment.

At a time when many industrial markets and economies remain in or close to recession, we are sowing seeds for future growth and profitability. We expect our successful Initial Public Offering on the New York Stock  Exchange to provide Luxfer Group with the financial firepower to commercialize the wide range of new products and technologies that we hope to bring to the market in the next few years.

4	2012 Annual Review

The global downturn	Q:
How has the global economic and financial climate affected Luxfer Group’s results?

Brian The Group was affected, particularly in 2009, but we are fortunate in that we are really quite diversified and several of our markets were largely unaffected.  Most of our markets have recovered well, although the automotive sector remains down on pre-2008 levels. We also reacted  very quickly to take cost out of the business as markets fell in 2009, and by and large we have found ways to put as little as possible of the cost back in as volumes have recovered.

Andy: In 2009, our adjusted EBITDA was hit by around 25%. We concentrated on producing cash and were very successful in doing that, but despite that focus, we still managed to generate a net profit in every quarter of that year.

The IPO	Q:
Why did the Board choose to list the business last year?

Brian: We are working on a large number of new products, and as we mainly supply an intermediate product, we mainly work with partners who have to put even more resources into the development than we do. It is important that they believe without question that we will be around  for the long term and have the resources needed  to build new capacity in time to meet the expected demand.

Andy: In our business, new product and market opportunities take many years to develop, particularly given the need to obtain regulatory certifications.  From the strategic repositioning that we kicked off in 2007, many projects are nearing the end of the development phase and are expected to be commercialized over the next three to four years.

The challenges ahead	Q:	What are the key elements of the Group’s strategy for growth?

Brian: With, usually, a very high market share in our traditional markets, the outlook for growth was looking low when we re-examined our strategy back in 2007. We recognized that we have a huge databank of technical know-how in our areas of expertise, and that what we needed was to identify adjacent markets where we had no meaningful presence and target them.

Andy: We analysed what was driving new opportunities, and many of them came down to the drive for improved environmental performance. We have a range of environmentally-friendly products that can be used either directly  to clean up the environment,  or, by saving weight, improving fuel economy. The light-weighting was also seen to be attractive by the healthcare market, where we were already selling, for example, ultra-light-weight medical oxygen cylinders.

Brian: So having identified environmental and healthcare as key markets, our task was either to design new products and materials  for the emerging needs of those markets, or to find ways to open up the new markets to our technology. One perfect example is our high-performance aerospace magnesium alloys. We have had a high share of this market for decades, but the applications have been largely limited to helicopters. The civil aviation authorities banned the use of magnesium alloys inside civil airliners several decades ago – we believe because of issues with the relatively primitive alloys then available. For several years we have been working to convince the industry that our modern alloys overcome all of the historic problems – and offer an industry  desperate for light-weight materials the strongest structural metal by weight, i.e. magnesium, without any of the historic problems of corrosion  and flammability. We believe that we are very close to achieving this.

Strategy remains the same	Q:
What are the most important things for you to focus on?

Brian: We need to keep our technology lead, to ensure that we are always offering our customers the most-advanced and/ or most-efficient products.

Andy: The Luxfer Model keeps us, and all of our business units, on track: focusing on technical excellence, innovation, manufacturing excellence, strong customer relationships and high-performance products into specialist markets.

2012 Annual Review	5

Our Strategy

Innovation in materials technology

Luxfer Group is an international  materials  technology company specializing in the design, manufacture  and supply of high-performance materials, components and gas cylinders  to customers  in a broad range of growing markets. We provide technologies for four key end-markets: environmental, healthcare, protection and specialty.

Luxfer Group acquired Dynetek Industries

Luxfer Group acquired Dynetek Industries  Limited on September 17, 2012. The acquisition strengthens Luxfer Group’s position in the fast-growing area of alternative  fuel systems and transportation modules, and also gives Luxfer Group two additional cylinder manufacturing facilities in Calgary, Canada and Ratingen, Germany. Dynetek has a leading position in compressed natural gas (CNG) cylinders  and alternate fuel (AF) systems for buses and trucks,  and the company is a global authority on hydrogen containment. Dynetek specializes in bulk storage and transportation of compressed gases.

6	2012 Annual Review

Our strategic framework

Our business strategy is underpinned by the Luxfer Model with its five key strategic drivers:

Strong customer relationships

Luxfer’s business philosophy places the customer at the centre of everything we do. We strive to establish lasting relationships,  enabling us to work  closely with customers as partner-of-choice to ensure that our products meet or exceed their operational goals. Many of our customers  are blue chip companies that have worked with us in this way for decades.

Manufacturing excellence

Over many years the Group has focused on achieving world-class levels of operational performance, supported by a major investment in ERP (Enterprise Resource Planning) systems. A fundamental part of Luxfer’s approach is using external auditors to benchmark progress against a rigorous  checklist of world-class standards.

Innovation

Luxfer has always recognized the importance of harnessing the creative ability of its employees. This ability to harness marketing  insight and design skills to research and development capability constantly generates new solutions to customer  needs. Every year we make a major investment in product development across the Group.

Thanks to the ingenuity of our own people and close collaboration  with the best research departments in universities around the world, Luxfer has developed a steady stream of new products, including carbon composite lightweight gas cylinders,  L7X® aluminum gas cylinders, G4 zirconium oxides for automotive and chemical catalysis, Isolux® zirconium separation products and Elektron magnesium alloys for advanced aerospace and specialist automotive applications. This commitment to innovation is driving the growth of Luxfer Group worldwide.

Strong technical base

Expertise in material  science and a commitment to extending the boundaries of our core materials,  and world-class manufacturing and processing techniques, are at the core of Luxfer’s business. Luxfer’s proprietary technologies, technical know-how and global presence generate our competitive advantage over alternative suppliers.

High-performance products into specialist markets

Our expertise  in metallurgy  and materials science enables us to develop advanced materials  and products with superior performance to satisfy the most demanding requirements in the most extreme environments. Luxfer products can be found in operation from the depths of the ocean to the far reaches of the solar system.

We design some products to operate at absolute zero and others to work with molten metal. We produce materials that operate in a complete vacuum and cylinders that safely contain gases at high pressures. Increasingly our technologies are in demand because of the growing need to protect  the environment,  to provide better healthcare solutions and to protect  people and equipment in the safest possible ways.

Key performance indicators
Achievement of our strategy is measured by a mixture of financial and non-financial performance indicators.

Group Key Performance Indicators		2012	2011	2010	2009	2008
Revenue	$m	511.6	510.8	402.7	371.3	475.9
Trading profit	$m	68.8	66.0	45.7	28.4	41.9
Adjusted net income1	$m	45.0	43.4	26.1	10.5	15.1
Adjusted EBITDA2	$m	83.5	80.5	59.6	42.2	56.6
Return on revenue3%		13.4	12.9	11.3	7.6	8.8
Return on invested capital4%		28.3	29.1	20.0	10.6	12.7
Net cash flow from operating activities	$m	69.0	29.1	37.8	55.5	35.3
Net debt to adjusted EBITDA5	times	0.3	1.4	1.8	2.9	2.5
Number of days lost following accidents at work	work-days	929	734	805	799	704
ISO14001 environmental management system certification6%		72.8	68.8	60.1	46.1	39.7

1&2	See Form 20-F Report for 2012 – Item 3.A(6) (page 4) for reconciliation of non-GAAP financial measures.
3	Trading profit divided by revenue.
4	Percentage return on trading profit after tax divided by the total of Equity and Net Debt. A reconciliation of this non-GAAP financial measure is disclosed on page 13.
5	See Form 20-F Report for 2012 – Financial Statements page F51, Note 28, for calculation and reconciliation of this non-GAAP financial measure.
6	% of Group revenue covered.

2012 Annual Review	7

Business Development

Delivering long-term value

Our aim is to strengthen and grow our position as a global materials  technology company specializing in the design, manufacture  and supply of high-performance materials, components and gas cylinders in a broad range of growing end-markets.

We work closely in collaboration with our customers  to find innovative solutions  to their needs for advanced materials. Our focus is on demanding applications  where our technical know-how  and manufacturing expertise combine to deliver a superior product.

Our business development is focused on the growing markets for environmental, healthcare, protection and specialty technologies.

8	2012 Annual Review

Business Development

Strategic focus

Environmental, healthcare, protection  and specialty applications remain the key focus of our business development.

Environmental technology
The versatility of our core raw materials means that many of Luxfer Group´s specialist products are very much in tune with today´s need to protect and improve the environment. Care of the environment features strongly in current sales and applications and is an important consideration as we develop future business.
•  Cleaning up the environment
•  Cleaning up exhaust emissions
•  Water purification
•  Industrial clean-up
•  Improving fuel efficiency
•  Carbon dioxide capture
•  Alternative energy systems

Healthcare technology
The medical sector  has long been an important market for Luxfer Group, and we are committed to developing new products to benefit patients.
•  Containment of medical gases
•  Emergency medical services
•  Medical treatment
•  Medical equipment

Protection technology
Many of Luxfer Group’s products have been developed to protect  people and equipment in conflict and emergency situations.
•  Protection of emergency service personnel
•  Protection of military aircraft
•  Protection of military personnel
•  Fire protection
•  Escape equipment

Specialty
The environment, healthcare and protection sectors have emerged as important growth sectors for the Group, alongside our more traditional specialist markets.
•  Graphic arts
•  Specialty gas containment

2012 Annual Review	9

Market Focus

Key end-use market: healthcare

Healthcare has been an important  market for Luxfer Group for many years and it remains a key focus for our product development.

We supply products to the following key medical applications:

Containment of medical gases:

Luxfer offers the world’s most comprehensive range of cylinders for medical gases. Our aluminum cylinders are 30% lighter in weight than comparable steel cylinders  and are safe to use around MRI equipment because they are non-magnetic. New products under development include our lightweight IOS® (Intelligent Oxygen System)  featuring  Luxfer’s patented L7X® higher-strength aluminum alloy and carbon composite cylinders integrated with Luxfer’s patented SmartFlow® valve-regulator technology.

Emergency medical services:

Luxfer offers a growing range of carbon composite cylinders that are up to 75% lighter in weight than steel cylinders. These are becoming increasingly popular in emergency medical services (EMS). Luxfer’s L7X®- lined composite cylinder is the world’s lightest-weight, high-capacity medical cylinder. It has already been adopted by BOC Medical for EMS use. These carbon fibre-wrapped cylinders use Luxfer’s exclusive, patented L7X® higher-strength aluminum alloy.

Medical treatment:

Luxfer’s MELSorb® technologies are being used in the development of portable dialysis equipment, “a wearable artificial kidney”. Luxfer has developed Synermag® bio-absorbable magnesium and is working with partners to develop its use in vascular intervention, skeletal repair and tissue repair.

Medical equipment:

Luxfer developed the magnesium alloy used in the world’s first portable, wireless, digital, radiographic imaging device. Superform’s non-magnetic, lightweight aluminum and magnesium panels are used on advanced medical equipment, including MRI and CAT Scan units.

10	2012 Annual Review

Investment in new magnesium MedTech facilities

During 2012 Luxfer Group completed a brand new technology centre dedicated to the development and production of medical products. The facility was built at Magnesium Elektron’s  site in Swinton,  England and cost $2 million. The facility will be used to further develop and produce biodegradable SynerMag® magnesium alloys – an exciting new platform technology for human implants which “disappear” after use.

The last decade has seen a significant increase in the amount of research  being undertaken across the globe on bio-absorbable  materials, particularly in the fields of orthopaedic trauma fixation and vascular intervention, where the use of metallic implants is commonplace. Magnesium alloys offer the potential to combine the mechanical property benefits of metallic implants with the bio-absorbable nature of degradable polymers.

The facility incorporates state of the art laboratories, casting facilities and a bespoke extrusion press. Construction has been project managed by Brian Clancy and Ian Fitter.

Our production  team consists of Steve Heaney, Lee Smith and Andy Wilson, whilst development activities and quality systems are shared among Dr Rob Thornton, Dr Dominic Henry and Ismet Syed. Sales
development in this new market is the responsibility of Dr Sarka Jeremic.

Program  Technology Manager, Paul Lyon, emphasises that consistency  of product is a key requirement,  and to this end, the team are pursuing best practice in terms of both manufacturing and quality control. Working practices, being developed during 2013, will be based on ISO 13485 (a medical device standard), and Good Manufacturing  Practice and housekeeping maintained through 5S methodology. There is a strong focus on automated data collection and use of Statistical Process Control to monitor  and maintain tight control of critical aspects of the process.

The facility directly supports the development activities of our partners in the medical device field. Through collaborative research and development programs,  the new Synermag® range of bio-absorbable alloy technologies has already undergone considerable laboratory testing and clinical trials. Further evaluations and trials  are planned during 2013, supporting  the research drive of medical device companies to produce bio-absorbable metallic implants that offer improved patient outcomes.

2012 Annual Review	11

Executive Management Board

Leading with experience and expertise

The Group is led by an experienced  and effective  Executive Management Board, many of whom have been with us since the Luxfer Group was formed in 1996. They are well-supported by strong local management teams in each business.

1.      2.     3.    4.    5.    6.

Key:

1	Brian Purves	Chief Executive

2	Andy Beaden	Executive Director and Group Finance Director

3	Chris Dagger	Managing Director of Magnesium Elektron

4	Eddie Haughey	Managing Director of MEL Chemicals

5	John Rhodes	Company Secretary and General Counsel

6	Linda Seddon	President of Luxfer Gas Cylinders

12	2012 Annual Review

Return on investment

2012 Annual Review	13

Promoting Luxfer’s environmentally friendly products

Luxfer Gas Cylinders made a special contribution  to the October 18th Luxfer Group “Opening Bell” celebration by parking a specially decorated Dual Fuel truck in front of the New York Stock Exchange building. The truck, owned by Fyda Energy Solutions, Luxfer’s Dual Fuel partner in North America, was equipped with Luxfer carbon composite cylinders containing compressed natural gas (CNG). Dual Fuel trucks run on both CNG and diesel. Driven to New York City from Pennsylvania, the truck attracted  a great deal of attention from passing pedestrians and drew praise from NYSE officials as a very effective way to promote Luxfer Group’s accomplishments in the growing alternative fuel (AF) market.

14	2012 Annual Review

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Index to Consolidated Financial Statements

As filed with the Securities and Exchange Commission on March 29, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-35370

LUXFER HOLDINGS PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Anchorage Gateway, 5 Anchorage Quay,
Salford, England M50 3XE
(Address of principal executive offices)

Dan Stracner, Investor Relations
3016 Kansas Avenue,
Riverside, California,
92507, United States
Telephone No. 001 951 341 2375, E-Mail: dan.stracner@luxfer.net
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one-half of an Ordinary Share of £1 each	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 13,406,326 Ordinary Shares of £1 each and 769,413,708,000 Deferred Ordinary Shares of £0.0001 each.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

GENERAL INFORMATION

In this annual report on Form 20-F ("Annual Report") references to "Company", "Luxfer", "Luxfer Group", "we", "us" and "our" are to Luxfer Holdings PLC and, except as the context requires, its consolidated subsidiaries.

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") as they apply to the financial statements of the Group. The consolidated financial statements have been prepared on a historical cost basis, except where IFRS requires or permits fair value measurement.

All references in this Annual Report to (i) "US Dollar", "USD" or "$" are to the currency of the United States, (ii) "Pounds Sterling", "GBP sterling", "pence", "p" or "£" are to the currency of the United Kingdom and (iii) "Euro" or "€" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain statements, statistics and projections that are, or may be, forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding our future financial position, strategy, plans and objectives for the management of future operations, is not warranted or guaranteed. These statements typically contain words such as "believes", "intends", "expects", "anticipates", "estimates", "may", "will", "should" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, factors identified in "Risk Factors", "Information on the Company" and "Operating and Financial Review and Prospects", or elsewhere in this Annual Report, as well as:

  •
  future revenues being lower than expected;

  •
  increasing competitive pressures in the industry;

  •
  general economic conditions or conditions affecting demand for the services offered by us in the markets in which it operates, both domestically and internationally, being less favorable than expected;

  •
  the significant amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein;

  •
  restrictions on the ability of Luxfer Holdings PLC to receive dividends or loans from certain of its subsidiaries;

  •
  fluctuations in the price of raw materials and utilities;

  •
  currency fluctuations and hedging risks;

  •
  worldwide economic and business conditions and conditions in the industries in which we operate;

  •
  relationships with our customers and suppliers;

  •
  increased competition from other companies in the industries in which we operate;

  •
  changing technology;

  •
  claims for personal injury, death or property damage arising from the use of products produced by us;

  •
  the occurrence of accidents or other interruptions to our production processes;

  •
  changes in our business strategy or development plans, and our expected level of capital expenditure;

  •
  our ability to attract and retain qualified personnel;

  •
  regulatory, environmental, legislative and judicial developments;

  •
  our intention to pay dividends; and

  •
  factors that are not known to us at this time.

You are urged to read the sections "Risk Factors", "Information on the Company" and "Operating and Financial Review and Prospects" of this Annual Report for a more complete discussion of the factors that could affect our performance and the industry in which we operate.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

A.    Selected Financial Data

The following selected consolidated financial data of Luxfer as of December 31, 2012, 2011, 2010, 2009 and 2008 and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 have been derived from our audited consolidated financial statements and the related notes appearing elsewhere in this Annual Report, which have been prepared in accordance with IFRS-IASB. Our historical results are not necessarily indicative of results to be expected for future periods.

This financial data should be read in conjunction with our audited consolidated financial statements and the related notes and Item 5, "Operating and Financial Review and Prospects" below.

Consolidated Statement of Income Data

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(In $ million, except share and per share data)
Continuing operations
Revenue:
Elektron	$265.3	$287.5	$203.5	$184.8	$241.5
Gas Cylinders	246.3	223.3	199.2	186.5	234.4

	$511.6	$510.8	$402.7	$371.3	$475.9
Cost of sales	(385.7)	(390.4)	(305.1)	(295.7)	(381.8)

Gross profit	125.9	120.4	97.6	75.6	94.1
Other income/(costs)	—	2.0	0.1	0.1	0.5
Distribution costs	(6.9)	(7.3)	(7.4)	(6.8)	(8.3)
Administrative expenses	(50.1)	(48.9)	(44.5)	(40.4)	(44.4)
Share of start-up costs of joint venture	(0.1)	(0.2)	(0.1)	(0.1)	—

Trading profit	$68.8	$66.0	$45.7	$28.4	$41.9
Restructuring and other income (expense)(1)	(2.1)	0.2	(0.8)	(1.1)	(3.2)

Operating profit	$66.7	$66.2	$44.9	$27.3	$38.7
Acquisition costs(2)	(0.6)	—	—	(0.5)	—
Disposal costs of intellectual property(3)	(0.2)	(0.2)	(0.4)	—	—
Finance income:
Interest received	0.2	0.2	0.2	0.2	0.3
Gain on purchase of own debt		—	0.5	—	—
Finance costs:
Interest costs	(6.7)	(9.2)	(9.6)	(11.8)	(17.7)

Profit on operations before taxation	$59.4	$57.0	$35.6	$15.2	$21.3
Tax expense	(17.0)	(13.6)	(9.9)	(5.7)	(8.2)

Profit for the year	$42.4	$43.4	$25.7	$9.5	$13.1

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(In $ million, except share and per share data)
Profit for the year attributable to controlling interests	$42.4	$43.4	$25.7	$9.5	$12.9
Profit for the year attributable to non controlling interest	—	—	—	—	0.2
Profit from continuing operations per ordinary share(4):
Basic	$3.95	$4.39	$2.61	$0.97	$1.31
Diluted	$3.98	$4.35	$2.59	$0.96	$1.30
Weighted average ordinary shares outstanding(4):
Basic	10,741,677	9,884,145	9,851,204	9,824,326	9,824,326
Diluted	10,927,446	9,980,055	9,919,104	9,894,726	9,894,726
Dividends declared and paid during the year per share(5):	$0.59	—	—	—	—

Consolidated Balance Sheet Data

	As of December 31,
	2012	2011	2010	2009	2008
	(In $ million)
Total assets	$390.5	$364.3	$296.6	$273.7	$298.8
Total liabilities	241.7	299.5	231.4	238.0	264.8
Total equity	148.8	64.8	65.2	35.7	34.0
Cash and short term deposits	40.2	22.2	10.3	2.9	2.9
Non-current bank and other loans	63.5	129.4	—	10.1	—
Senior Loan Notes due 2012	—	—	106.3	115.8	104.7
Current bank and other loans	—	3.1	9.6	—	39.3

Non-GAAP Financial Measures

	Year ended December 31,
	2012	2011	2010	2009	2008
	(In $ million)
Adjusted net income(6)	$45.0	$43.4	$26.1	$10.5	$15.1
Adjusted EBITDA(6)	83.5	80.5	59.6	42.2	56.6

(1)
Restructuring and other income (expense)

	2012	2011	2010	2009	2008
	($ millions)
(Charged) / Credited to Operating Profit
Rationalization of operations	(1.3)	—	(0.2)	(1.1)	(2.0)
IPO related share based compensation charge	(0.8)	—	—	—	—
Non-trade legal & professional costs	—	(1.4)	—	—	—
Past service credit on retirement obligations	—	1.6	—	—	—
Loss on disposal of property, plant and equipment	—	—	(0.6)	—	(0.9)
Provision for Environmental costs	—	—	—	—	(0.3)

	$(2.1)	$0.2	$(0.8)	$(1.1)	$(3.2)

  Rationalization of operations—In 2012, the Gas Cylinders division incurred $1.1 million of rationalization costs while in the same period the Elektron division incurred an additional $0.2 million of rationalization costs. In 2010, the Elektron division incurred costs of $0.2 million (2009: $1.0 million), relating to rationalization activities conducted at the manufacturing plants to improve operating efficiencies. In 2009, $0.1 million of costs were incurred in relation to rationalization costs in the U.S. Gas Cylinders division. In 2008, the Group incurred a charge of $2.3 million and a credit of $0.3 million in relation to rationalization activities in the Elektron and Gas Cylinders Divisions, respectively.

  IPO related share based compensation charge—In 2012, a charge of $0.8 million was recognized in the income statement under IFRS 2 in relation to share options granted as part of the initial public offering.

  Non-trade legal and professional costs—In 2011, the Group incurred legal, audit and professional costs of $2.8 million in relation to the raising of equity funding. Of this, $1.4 million was expensed in the year mainly in relation to historical audit work and $1.4 million was deferred, which related to regulatory and legal documentation to support the transaction.

  Past service credit on retirement benefit obligations—In 2011, retired members of the Luxfer Group Pension Plan, the principal defined benefit plan in the U.K., were offered the option of altering the structure of their pension by receiving an immediate uplift in their pension in return for giving up rights to a portion of their future inflation-related pension increases. This reduced the costs and risks of operating the pension plan and resulted in a gain of $1.6 million and a corresponding reduction in the present value of the defined benefit obligations of the pension plan.

  Loss on disposal of property, plant and equipment—In 2010, a charge of $0.6 million, net of proceeds from a third party lessee of the building, was made for the demolition of a vacant property owned by the Group. In 2008, there was a charge of $0.9 million, of which $0.5 million related to the U.S. operations and $0.4 million related to the Rest of Europe.

(2)
Acquisition costs—In 2012, a net acquisition cost of $0.6 million was recognized by the Gas Cylinder division in relation to the acquisition of Dynetek Industries Limited ("Dynetek"). The cost included $0.8 million of acquisition costs, which was partially offset by a $0.2 million credit in respect of negative goodwill arising from the acquisition. In 2009, $0.5 million of costs were incurred by the Elektron division in relation to the 2007 acquisition of Revere Graphics Worldwide ("Revere").

(3)
Disposal costs of intellectual property—In 2012, the Elektron division incurred costs of $0.2 million (2011: $0.2 million) in relation to the sale process of intellectual property in the U.S. acquired as part of the 2007 acquisition of Revere.

(4)
For further information, see "Note 10—Earnings per share" to our audited consolidated financial statements. We calculate earnings per share in accordance with IAS 33. Basic earnings per share is calculated based on the weighted average ordinary shares outstanding for the period presented. The weighted average of ordinary shares outstanding is calculated by time-apportioning the shares outstanding during the year. For the purpose of calculating diluted earnings per share, the weighted average ordinary shares outstanding during the period presented has been adjusted for the dilutive effect of all share options granted to employees. In calculating the diluted weighted average ordinary shares outstanding, there are no shares that have not been included for anti-dilution reasons.

(5)
Dividends declared and paid in the year. An interim dividend of $0.39 per share was declared and paid on August 10, 2012. A further interim dividend of $0.20 per share was declared and paid on October 25, 2012.

(6)
Non-GAAP financial measures—The following tables present a reconciliation of Adjusted net income and Adjusted EBITDA to net income, the most comparable IFRS measure.

	Year Ended December, 31
	2012	2011	2010	2009	2008
	($ millions)
Net income for the year	$42.4	$43.4	$25.7	$9.5	$13.1
Non-controlling interests	—	—	—	—	(0.2)
Acquisitions and disposal costs	0.8	0.2	0.4	0.5	—
Restructuring and other income / (expense)	2.1	(0.2)	0.8	1.1	3.2
Gain on purchase of own debt	—	—	(0.5)	—	—
Tax thereon	(0.3)	—	(0.3)	(0.6)	(1.0)

Adjusted net income	$45.0	$43.4	$26.1	$10.5	$15.1
Add back:
Tax thereon	0.3	—	0.3	0.6	1.0
Non-controlling interests	—	—	—	—	0.2
Tax expense	17.0	13.6	9.9	5.7	8.2
Interest costs	6.7	9.2	9.6	11.8	17.7
Interest received	(0.2)	(0.2)	(0.2)	(0.2)	(0.3)

Trading profit	$68.8	$66.0	$45.7	$28.4	$41.9
Depreciation & amortization	14.7	14.5	13.9	13.8	14.7

Adjusted EBITDA	$83.5	$80.5	$59.6	$42.2	$56.6

  Adjusted EBITDA consists of profit for the year before tax expense, interest costs, gain on purchase of own debt, interest received, acquisition costs, disposal costs of intellectual property, redundancy and restructuring costs, income and costs relating to demolition of vacant property, non-trade legal and professional costs, past service credit on retirement benefit obligations, depreciation and amortization and loss on disposal of property, plant and equipment. Depreciation and amortization amounts include impairments to fixed assets, and they are reflected in our financial statements as increases in accumulated depreciation or amortization.

  Adjusted net income consists of profit for the year before amounts attributable to minority interest, acquisition costs, disposal costs of intellectual property, redundancy and restructuring costs, income and costs relating to demolition of vacant property, non-trade legal and professional costs, past service credit on retirement benefit obligations and the gain on the purchase of own debt.

  We prepare and present Adjusted net income and Adjusted EBITDA to eliminate the effect of items that we do not consider indicative of our core operating performance. Management believes that each of Adjusted net income and Adjusted EBITDA is a key performance indicator used by the investment community and that the presentation of Adjusted net income and Adjusted EBITDA will enhance an investor's understanding of our results of operations. However, Adjusted net income and Adjusted EBITDA should not be considered in isolation by investors as an alternative to profit for the year, as an indicator of our operating performance or as a measure of our profitability. Adjusted net income and Adjusted EBITDA are not measures of financial performance under IFRS-IASB, may not be indicative of historic operating results and are not meant to be predictive of potential future results. Adjusted net income and Adjusted EBITDA measures presented herein may not be comparable to other similarly titled measures of other companies. While Adjusted net income and Adjusted EBITDA are not measures of financial performance under IFRS-IASB, the Adjusted net income and Adjusted EBITDA amounts presented have been computed using IFRS-IASB amounts.

B.    Capitalization and Indebtedness

Not Applicable.

C.    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.    Risk Factors

You should carefully consider the following risk factors described below, together with all of the other information in this Annual Report, including our financial statements and the related notes, before investing in our American Depositary Shares ("ADSs"). The risks and uncertainties described below are those significant risk factors, currently known and specific to us that we believe are relevant to an investment in our securities. If any of these risks materialize, our business, financial condition or results of operations could suffer, the price of the ADSs could decline and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or those we now deem immaterial may also harm us and adversely affect your investment in the ADSs.

Risks Relating to Our Operations

We depend on certain end-markets, including the automotive, self-contained breathing apparatus, aerospace, defense, medical and industrial gas end-markets, and an economic downturn in any of those end-markets could reduce sales.

We have significant exposures to certain key end-markets, including some end-markets that are cyclical in nature. To the extent that any of these cyclical end-markets are in decline or at a low point in their economic cycle, sales may be adversely affected and thereby negatively affect our ability to fund our business operations and service our indebtedness. It is possible that all or most of these end-markets could be in decline at the same time, such as during a recession, which could significantly harm our financial condition and result of operations due to decreased sales. For example, 26% of our 2012 sales were related to automotive end-markets, 12% to self-contained breathing apparatus ("SCBA"), 13% to the aerospace and defense markets, 10% to medical markets (including portable oxygen) and 9% to the printing and paper markets. Together, these five markets accounted for approximately 70% of our 2012 revenues. Dependence of either of our divisions on certain end-markets is even more pronounced. For example, in 2012, excluding rare earth surcharges, 22% of the Elektron division's sales were to customers in the automotive end-market, which slumped in 2009 and although global automotive production has since improved, European production fell again in 2012 and remains depressed.

Our global operations expose us to economic conditions, political risks and specific regulations in the countries in which we operate, which could have a material adverse impact on our business, financial condition and results of operations.

We derive our revenues and earnings from operations in many countries and are subject to risks associated with doing business internationally. We have wholly-owned facilities in the United States, Canada, France, Germany, the Czech Republic and China and joint venture facilities in India, South Korea and Japan. Doing business in foreign countries has risks, including the potential for adverse changes in the local political, financial or regulatory climate, difficulty in staffing and managing geographically diverse operations, and the costs of complying with a variety of laws and regulations. Because we have operations in many countries, we are also liable to pay taxes in many fiscal jurisdictions. The tax burden on us depends on the interpretation of local tax regulations, bilateral or multilateral international tax treaties and the administrative doctrines in each one of these jurisdictions. Changes in these tax regulations could have an impact on our tax burden.

Moreover, the principal markets for our products are located in North America, Europe and Asia, and any financial difficulties experienced in these markets may have a material adverse impact on our businesses. The maturity of some of our markets, particularly the U.S. medical oxygen cylinder market and the European fire extinguisher market, could require us to increase sales in developing regions, which may involve greater economic and political risks. We cannot provide any assurances that we will be able to expand sales in these regions.

Our operations rely on a number of large customers in certain areas of our business, and the loss of any of our major customers could negatively impact our sales.

If we fail to maintain our relationships with our major customers, or fail to replace lost customers, or if there is reduced demand from our customers or for the products produced by our customers, it could reduce our sales and have a material adverse effect on our financial condition and results of operations. In addition, we could experience a reduction in sales if any of our customers fail to perform or default on any payment pursuant to our contracts with them. Long-term relationships with customers are especially important for suppliers of intermediate materials and components, where we often work closely with customers to develop products that meet particular specifications as part of the design of a product intended for the end-user market, and the bespoke nature of many of our products could make it difficult to replace lost customers. Our top ten customers accounted for 36% of our revenue in 2012.

Competitive pressures can materially and adversely affect our sales, profit margins, financial condition and results of operations.

The markets for many of our products are now increasingly global and highly competitive, especially in terms of quality, price and service. We could lose market share as a result of these competitive pressures, which could materially and adversely affect our sales, profit margins, financial condition and results of operations.

Because of the highly competitive nature of some of the markets in which we operate, we may have difficulty raising customer prices to offset increases in costs of raw materials. For example, the U.S. medical oxygen cylinder market has a number of dedicated producers with excess capacity, making it very difficult for us to raise customer prices to offset aluminum cost increases. In addition, rising aluminum prices could lead to the development of alternative products that use lower cost materials, which could become favored by end-market users.

More generally, we may face potential competition from producers that manufacture products similar to our aluminum-, magnesium- and zirconium-based products using other materials, such as steel, plastics, composite materials or other metals, minerals and chemicals. Products manufactured by competitors using different materials might compete with our products in terms of price, weight, engineering characteristics, recyclability or other grounds.

Other parts of our operations manufacture and sell products that satisfy customer specifications. Competitors may develop lower cost or better-performing products and customers may not be willing to pay a premium for the advantages offered by our products, even if they are technically superior to competing technologies.

In recent years, we have also experienced increased competition from new geographic areas, including Asia, where manufacturers can benefit from lower labor costs. Competitors with operations in these regions may be able to produce goods at a lower cost than us, enabling them to compete in terms of price. Competition with respect to less complex zirconium chemicals has been particularly intense, with Chinese suppliers providing low cost feedstock to specialist competitors, making it especially difficult to compete in commodity products such as paint drying additives. Chinese magnesium also continues to be imported into Europe in large volumes, which may impact our competitive position in Europe regarding certain magnesium alloys. We are also impacted by Western-based competitors that have chosen to relocate production to Asia to take advantage of lower labor costs.

In addition, governments may impose import and export restrictions, grant subsidies to local companies and implement tariffs and other trade protection regulations and measures that may give competitive advantages to certain of our competitors and adversely affect our business.

We depend upon our larger suppliers for a significant portion of our raw materials, and a loss of one of these suppliers or a significant supply interruption could negatively impact our financial performance.

If we fail to maintain relationships with key suppliers or fail to develop relationships with other suppliers, it could have a negative effect on our financial condition or results of operations. We rely, to varying degrees, on major suppliers for some of the principal raw materials of our engineered products, including aluminum, zirconium and carbon fiber. For example, in 2012, we obtained approximately 70% of our aluminum, the largest single raw material purchased by the Gas Cylinders division, from Rio Tinto Alcan and its associated companies. Moreover, demand for carbon fiber is increasing rapidly, leading to occasional periods of short supply in recent years, with a number of expanding applications competing for the same supply of this specialized raw material. We currently purchase most of our carbon fiber from Toray and Grafil, a subsidiary of Mitsubishi Chemical.

We generally purchase raw materials from suppliers on a spot basis, under standard terms and conditions. We are half-way through a two-year supply contract with Rio Tinto Alcan for a portion of our aluminum requirements. We also have a five-year magnesium supply contract for a portion of our magnesium requirements with U.S. Magnesium that expires on December 31, 2014. Other than under 'force majeure' conditions, neither Rio Tinto Alcan nor U.S. Magnesium may terminate the respective contracts other than as a result of our breach of the terms.

We have made efforts to build close commercial relationships with key suppliers to meet growing demand for our products. However, an interruption in the supply of essential materials used in our production processes, or an increase in the prices of materials due to market shortages, government quotas or natural disturbances, could significantly affect our ability to provide competitively priced products to customers in a timely manner, and thus have a material adverse effect on our business, results of operations or financial condition. In the event of a significant interruption in the supply of any materials used in our production processes, or a significant increase in their prices (as we have experienced, for example, at different times with aluminum, magnesium and rare earths), we may have to purchase these materials from alternative sources, build additional inventory of the raw materials, increase our prices, reduce our profit margins or possibly fail to fill customer orders by the deadlines required in contracts. We can provide no assurance that we would be able to obtain replacement materials quickly on similar terms or at all.

We are exposed to fluctuations in the prices of the raw materials that are used to manufacture our products, and such fluctuations in raw material prices could lead us to incur unexpected costs and could affect our margins or our results of operations.

The primary raw material used in the manufacturing of gas cylinders and superformed panels is aluminum. The price of aluminum is subject to both short-term price fluctuations and to longer-term cyclicality as a result of international supply and demand relationships. Aluminum prices have increased significantly in recent years, with the London Metal Exchange ("LME") three-month price of aluminum increasing from an average of $1,701 per metric ton in 2009; $2,198 per metric ton in 2010; and $2,419 per metric ton in 2011 before falling back to $2,049 per metric ton in 2012. We have also experienced significant price increases in other raw material costs such as primary magnesium, carbon fiber, zircon sand and rare earths. For example, starting in mid-2010, Chinese authorities greatly reduced the export quota for rare earths, which resulted in an increase in the price of cerium carbonate, priced in rare earth oxide contained weight, from $10 per kilogram in May 2010 to a peak of $270 per kilogram in July 2011. By the end of 2011, the price of cerium carbonate had decreased to approximately $80 per kilogram. The decrease in the price continued throughout 2012, so that by December 2012 the price was approximately $28 per kilogram. See "Item 4.B. Business Overview".

Fluctuations in the prices of these raw materials could affect margins in the businesses in which we use them. See "Item 5. Operating and Financial Review." We cannot always pass on price increases or increase our prices to offset increases in raw material immediately or at all, whether because of fixed price agreements with customers, competitive pressures that restrict our ability to pass on cost increases or increase prices, or other factors. It can be particularly difficult to pass on price increases or increase prices in product areas such as gas cylinders, where competitors offer similar products made from alternative materials, such as steel, if those materials are not subject to the same cost increases. As a result, a substantial increase in raw material costs could have a material adverse effect on our financial condition and results of operations. In such an event, there might be less cash available than necessary to fund our business operations effectively or to service our indebtedness. In addition, higher prices necessitated by large increases in raw material costs could make our current, or future, products unattractive compared to competing products made from alternative materials that have not been so affected by raw material cost increases or compared to products produced by competitors who have not incurred such large increases in their raw material costs. Historically, we have used derivative financial instruments to hedge our exposures to fluctuations in aluminum prices. Currently, our main method of hedging against this risk is to agree to forward prices with our largest supplier of aluminum log for manufacturing gas cylinders and to agree to some fixed pricing for up to twelve months from more specialist sheet suppliers to our Superform business. We also use LME-based derivative contracts to supplement our fixed price agreement strategy. Although it is our treasury policy to enter into these transactions only for hedging, and not for speculative purposes, we are exposed to market risk and credit risk with respect to the use of these derivative financial instruments. If the price of aluminum were to continue to rise, our increased exposure to changes in aluminum prices could have a material adverse impact on our results of operations to the extent that we cannot pass price increases on to our customers or manage exposure effectively through hedging instruments. See "Item 11. Quantitative & Qualitative Disclosures About Market Risk." In addition, if we have hedged our metal position, and have forward price agreements, a fall in the price of aluminum might give rise to hedging margin calls to the detriment of our borrowing position.

In the past few years, when appropriate, we have made additional purchases of large stocks of magnesium and some rare earth chemicals to delay the impact of potentially higher prices in the future. However, these strategic purchases increase our working capital needs, reducing our liquidity and cash flow and potentially resulting in an increased drawdown on our revolving credit facility (the "Revolving Credit Facility").

We are exposed to fluctuations in the prices of utilities that are used in the manufacture of our products, and such fluctuations in utility prices could lead us to incur unexpected costs and could affect our margins or our results of operations.

Our utility costs, which constitute another major input cost of our total expenses and include costs related to electricity, natural gas, and water, may be subject to significant variations. In recent years, the emergence of financial speculators in energy, increased taxation and other factors have contributed to a significant increase in utility costs for us, particularly with respect to the price that we pay for our U.K. energy supplies, which have been subject to a number of significant price increases.

Fluctuations in the prices of these utility costs could affect margins in the businesses in which we use them. We cannot always pass on price increases or increase our prices to offset increases in utility costs immediately or at all, whether because of fixed price agreements with customers, competitive pressures that restrict our ability to pass on cost increases or increase prices, or other factors. It can be particularly difficult to pass on price increases or increase prices in product areas such as gas cylinders, where competitors offer similar products made from alternative materials, such as steel, if those materials are not subject to the same cost increases. As a result, a substantial increase in utility costs could have a material adverse effect on our financial condition and results of operations. In such an event, there might be less cash available than necessary to fund our business operations effectively or to service our indebtedness.

Changes in foreign exchange rates could reduce margins on our sales, reduce the reported revenues of our non-U.S. operations and have a material adverse effect on our results of operations.

We conduct a large proportion of our commercial transactions, purchases of raw materials and sales of goods in various countries and regions, including the United Kingdom, United States, continental Europe, Australia and Asia. Our manufacturing operations based in the United States, continental Europe and Asia, usually sell goods denominated in their main domestic currency, but our manufacturing operations in the United Kingdom purchase raw materials and sell products often in currencies other than pound sterling. Changes in the relative values of currencies can decrease the profits of our subsidiaries when they incur costs in currencies that are different from the currencies in which they generate all or part of their revenue. These transaction risks principally arise as a result of purchases of raw materials in U.S. dollars, coupled with sales of products to customers in euros. This impact is most pronounced in our exports to continental Europe from the United Kingdom. In 2012, our U.K. operations sold approximately €47.4 million of goods into the euro zone. Our policy is to hedge a portion of our net exposure to fluctuations in exchange rates with forward foreign currency exchange contracts. Therefore, we are exposed to market risk and credit risk through the use of derivative financial instruments. Any failure of hedging policies could negatively impact our profits, and thus damage our ability to fund our operations and to service our indebtedness.

In addition to subsidiaries in the United States, we have subsidiaries located in the United Kingdom, France, the Czech Republic, Canada and China, as well as joint ventures in Japan, South Korea and India, whose revenue, costs, assets and liabilities are denominated in local currencies. Because our consolidated accounts are reported in U.S. dollars, we are exposed to fluctuations in those currencies when those amounts are translated for purposes of reporting our consolidated accounts, which may cause declines in results of operations as results denominated in different currencies are translated to U.S. dollars for reporting purposes. The largest risk is from our operations in the United Kingdom, which in 2012 generated operating profits of $24.0 million from sales revenues of $167.2 million. Fluctuations in exchange rates, particularly between the U.S. dollar and the pound sterling, can have a material effect on our consolidated income statement and balance sheet. In 2012 the strengthening of the average U.S. dollar had a negative impact on revenues of $6.2 million while in 2011 the weakening of the average U.S. dollar exchange rate had a positive impact on reported revenues of $9.9 million. Changes in translation exchange rates in 2012 increased net assets by $2.9 million and reduced net assets by $5.5 million in 2011. For additional information on these risks and the historical impact on our results see "Item 11. Quantitative & Qualitative Disclosure About Market Risk."

Our defined benefit pension plans have significant funding deficits and are exposed to market forces that could require us to make increased ongoing cash contributions in response to changes in market conditions, actuarial assumptions and investment decisions and that could expose us to significant short-term liabilities if a wind-up trigger occurred in relation to such plans, each of which could have a material adverse effect on our financial condition and results of operations.

We have defined benefit pension arrangements in the United Kingdom, the United States and France. See "Note 30" of the audited Consolidated Financial Statements attached to this Annual Report. Our largest defined benefit plan, the Luxfer Group Pension Plan, which closed to new members in 1998 but remains open for accrual of future benefits based on career-average salary, is funded according to the regulations in effect in the United Kingdom and, as of December 31, 2012 and December 31, 2011, had an IAS 19 accounting deficit of $76.8 million and $58.5 million, respectively. Luxfer Group Limited is the principal employer under the Luxfer Group Pension Plan, and other U.K. subsidiaries also participate under the plan. Our other defined benefit plans are less significant than the Luxfer Group Pension Plan and, as of December 31, 2012 and December 31, 2011, had an IAS 19 accounting deficit of $19.9 million and

$23.9 million, respectively. The largest of these additional plans is the BA Holdings, Inc. Pension Plan in the United States, which was closed to further benefit accruals in December 2005. According to the actuarial valuation of the Luxfer Group Pension Plan as at April 5, 2012, the Luxfer Group Pension Plan had a deficit of £49.9 million on the plan specific basis. Should a wind-up trigger occur in relation to the Luxfer Group Pension Plan, the buy-out deficit of that plan will become due and payable by the employers. The aggregate deficit of the Luxfer Group Pension Plan on a buy-out basis was estimated at £140 million as at April 5, 2012. The trustees have the power to wind-up the Luxfer Group Pension Plan if they consider that in the best interests of members there is no reasonable purpose in continuing the Luxfer Group Pension Plan.

We are exposed to various risks related to our defined benefit plans, including the risk of loss of market value of the plan assets, the risk of actual investment returns being less than assumed rates of return, the trustees of the Luxfer Group Pension Plan switching investment strategy (which does require consultation with the employer) and the risk of actual experience deviating from actuarial assumptions for such things as mortality of plan participants. In addition, fluctuations in interest rates cause changes in the annual cost and benefit obligations. As a result of the actuarial valuation as at April 5, 2012, we are required to make increased ongoing cash contributions, over and above the normal contributions required to meet the cost of future accrual, to the Luxfer Group Pension Plan. These additional payments are intended to reduce the funding deficit. We have agreed with the trustees to a schedule of payments to reduce the deficit. This schedule has been provided to the UK Pensions Regulator (the "Pensions Regulator"), and we are waiting for their confirmation of the payment scheme. The schedule of payments provides for minimum annual contributions of £3.4 million per year, together with additional variable contributions based on one-fifth of net earnings of Luxfer Holdings PLC in excess of £12 million. The total contributions are subject to an annual cap of £5 million. These contribution rates are to apply until the deficit is eliminated (expected to take between ten and 12 years, depending on the variable contributions), but in practice the schedule will be reviewed, and may be revised, following the next actuarial valuation. There is a limited ability to delay payments in the event of another severe economic downturn. Increased regulatory burdens have also proven to be a significant risk, such as the United Kingdom's Pension Protection Fund ("PPF") Levy, which was $1.6 million in 2012. Following closure of the defined benefit plans described above, we have offered new employees membership in defined contribution pension arrangements or 401(k) arrangements, and these do not carry the same risks to the company as the defined benefit plans.

The Pensions Regulator in the United Kingdom has power in certain circumstances to issue contribution notices or financial support directions which, if issued, could result in significant liabilities arising for us.

The Pensions Regulator may issue a contribution notice to the employers that participate in the Luxfer Group Pension Plan or any person who is connected with or is an associate of these employers where the Pensions Regulator is of the opinion that the relevant person has been a party to an act, or a deliberate failure to act, which had as its main purpose (or one of its main purposes) the avoidance of pension liabilities or where such act has a materially detrimental effect on the likelihood of payment of accrued benefits under the Luxfer Group Pension Plan being received. A person holding alone or together with his or her associates directly or indirectly one-third or more of our voting power could be the subject of a contribution notice. The terms "associate" and "connected person," which are taken from the Insolvency Act 1986, are widely defined and could cover our significant shareholders and others deemed to be shadow directors. If the Pensions Regulator considers that a plan employer is "insufficiently resourced" or a "service company" (which have statutory definitions), it may impose a financial support direction requiring it or any member of the Group, or any person associated or connected with an employer, to put in place financial support in relation to the Luxfer Group Pension Plan. Liabilities imposed under a contribution notice or financial support direction may be up to the difference between the value of the assets of the Luxfer Group Pension Plan and the cost of buying out the benefits of members and other beneficiaries of the Luxfer Group Pension Plan. In practice, the risk of a contribution notice being imposed may restrict our ability to restructure or undertake certain corporate activities. Additional security may also need to be provided to the trustees of the Luxfer Group Pension Plan before certain corporate activities can be undertaken (such as the payment of an unusual dividend) and any additional funding of the Luxfer Group Pension Plan may have an adverse effect on our financial condition and the results of our operations.

Our ability to remain profitable depends on our ability to protect and enforce our intellectual property, and any failure to protect and enforce such intellectual property could have a material adverse impact on our business, financial condition and results of operations.

We cannot ensure that we will always have the ability to protect proprietary information and our intellectual property rights. We protect our intellectual property rights (within the United States, Europe and other countries) through various means, including patents and trade secrets. For example, most of our sales of automotive catalysis products are now subject to patent protection and new product developments such as the smartflow™ regulator are patent protected. In particular, we patent products and processes (or certain parts of them) that could also be easily duplicated, while protecting other products and most of our processes as trade secrets. Because of the difference in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights may not receive the same degree of protection in other countries as they would in the United States or the United Kingdom. The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Further, we cannot assure you that competitors will not infringe our patents, or that we will have adequate resources to enforce our patents. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition. In addition, our patents will only be protected for the duration of the patent. The minimum amount of time remaining in respect to any of our material patents is three years (which relates to certain patents used in our gas cylinder business).

With respect to our unpatented proprietary technology, it is possible that others will independently develop the same or similar technology or obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely affected. We rely on our trademarks, trade names, and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

Expiration or termination of our right to use certain intellectual property granted by third parties, the right of those third parties to grant the right to use the same intellectual property to our competitors and the right of certain third parties to use certain intellectual property used as part of our business could have a material adverse impact on our business, financial condition and results of operations.

We have negotiated, and may from time to time in the future negotiate, licenses with third parties with respect to third-party proprietary technologies used in certain of our manufacturing processes and products. If any of these licenses expires or terminates, we will no longer retain the rights to use the relevant third-party proprietary technologies in our manufacturing processes and products, which could have a material adverse effect on our business, results of operations and financial condition. Further, the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property.

Some of our patents may cover inventions that were conceived or first reduced to practice under, or in connection with, government contracts or other government funding agreements or grants. With respect to inventions conceived or first reduced to practice under such government funding agreements, a government may retain a nonexclusive, irrevocable, royalty-free license to practice or have practiced for or on behalf of the relevant country the invention throughout the world. In addition, if we fail to comply with our reporting obligations or to adequately exploit the developed intellectual property under these government funding agreements, the relevant country may obtain additional rights to the developed intellectual property, including the right to take title to any patents related to government funded inventions or to license the same to our competitors. Furthermore, our ability to exclusively license or assign the intellectual property developed under these government funding agreements to third parties may be limited or subject to the relevant government's approval or oversight. These limitations could have a significant impact on the commercial value of the developed intellectual property.

We often enter into research and development agreements with academic institutions where they generally retain certain rights to the developed intellectual property. The academic institutions generally retain rights over the technology for use in non-commercial academic and research fields, including in some cases the right to license the technology to third parties for use in those fields. It is difficult to monitor and enforce such noncommercial academic and research uses, and we cannot predict whether the third party licensees would comply with the use restrictions of these licenses. We could incur substantial expenses to enforce our rights against such licensees. In addition, even though the rights that academic institutions obtain are generally limited to the noncommercial academic and research fields, they may obtain rights to commercially exploit developed intellectual property in certain instances. Furthermore, under research and development agreements with academic institutions, our rights to intellectual property developed thereunder is not always certain, but instead may be in the form of an option to obtain license rights to such intellectual property. If we fail to timely exercise our option rights and/or we are unable to negotiate a license agreement, the academic institution may offer a license to the developed intellectual property to third parties for commercial purposes. Any such commercial exploitation could adversely affect our competitive position and have a material adverse effect on our business.

If third parties claim that intellectual property used by us infringes upon their intellectual property, our operating profits could be adversely affected.

We may, from time to time, be notified of claims that we are infringing upon patents, copyrights, or other intellectual property rights owned by third parties, and we cannot provide assurances that other companies will not, in the future, pursue such infringement claims against us or any third-party proprietary technologies we have licensed. If we were found to infringe upon a patent or other intellectual property right, or if we failed to obtain or renew a license under a patent or other intellectual property right from a third party, or if a third party that we are licensing technologies from was found to infringe upon a patent or other intellectual property rights of another third party, we may be required to pay damages, suspend the manufacture of certain products or reengineer or rebrand our products, if feasible, or we may be unable to enter certain new product markets. Any such claims could also be expensive and time consuming to defend and divert management's attention and resources. Our competitive position could suffer as a result. In addition, if we have omitted to enter into a valid non-disclosure or assignment agreement for any reason, we may not own the invention or our intellectual property and may not be adequately protected.

Any failure of our research and development activity to improve our existing products and develop new products could cause us to lose market share and impact our financial position.

Our products are highly technical in nature, and in order to maintain and improve our market position, we depend on successful research and development activity to continue to improve our existing products and develop new products. We cannot be certain that we will have sufficient research and development capability to respond to changes in the industries in which we operate. These changes could include changes in the technological environment in which we currently operate, increased demand for new products or the development of alternatives to our products. For example, the development of lighter-weight steel alloys has made the use of steel in gas cylinders a more competitive alternative to aluminum than it had been previously. In addition, our superformed aluminum components compete with new high-performance composite materials developed for use in the aerospace industry. Without the timely introduction of new products or enhancements to existing products, our products could become obsolete over time, in which case our business, results of operations and financial condition could be adversely affected. In our efforts to develop and market new products and enhancements to our existing products, we may fail to identify new product opportunities successfully or develop and timely bring new products to market. We may also experience delays in completing development of, enhancements to or new versions of our products. In addition, product innovations may not achieve the market penetration or price stability necessary for profitability. In addition to benefiting from our research collaboration with universities, we spent $8.9 million, $11.1 million and $9.8 million (including revenue and capital items but before funding grants received) in 2012, 2011 and 2010, respectively, on our own research and development activities. We expect to fund our future capital expenditure requirements through operating profit cash flows and restricted levels of indebtedness, but if operating profit decreases, we may not be able to invest in research and development or continue to develop new products or enhancements.

Some of our key operational equipment is relatively old and may need significant capital expenditures for repair or replacement.

High levels of maintenance and repair costs could result from the need to maintain our older plants, property and equipment, and machinery breakdowns could result in interruptions to the business causing lost production time and reduced output. Machinery breakdowns or equipment failures may hamper or cause delays in the production and delivery of products to our customers and increase our operating costs, thus reducing cash flow from operations. Any failure to deliver products to our customers in a timely manner could adversely affect our customer relationships and reputation. We already incur considerable expense on maintenance, including preventative maintenance, and repairs. Any failure to implement required investments, whether because of requirements to divert funds to repair existing physical infrastructure, debt service obligations, unanticipated liquidity constraints or other factors, could have a material effect on our business and on our ability to service our indebtedness. The breakdown of some of our older equipment, such as the large hot rolling mill at our Madison, Illinois plant, could be difficult to repair and would be very costly should it need to be replaced.

Our operations may prove harmful to the environment, and any clean-up or other related costs could have a material adverse effect on our operating results or financial condition.

We are exposed to substantial environmental costs and liabilities, including liabilities associated with divested assets and prior activities performed on sites before we acquired an interest in them. Our operations, including the production and delivery of our products, are subject to a broad range of continually changing environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations increasingly impose more stringent environmental protection standards on us and affect, among other things, air emissions, waste-water discharges, the use and handling of hazardous materials, noise levels, waste disposal practices, soil and groundwater contamination and environmental clean-up. Complying with these regulations involves significant and recurring costs. We have spent approximately $2.7 million between 2010 and 2012 on environmental remediation efforts including investigations at the Redditch, United Kingdom, site of our closed tubes plant, and a landfill at our Swinton, United Kingdom site. We estimate that improvement activities and environmental compliance at these and other sites will cost $1.8 million in 2013. See "Item 4.B. Business Overview" for details of our environmental management program and the environmental issues that we are currently addressing.

We cannot predict our future environmental liabilities and cannot assure investors that our management is aware of every fact or circumstance regarding potential liabilities or that the amounts provided and budgeted to address such liabilities will be adequate for all purposes. In addition, future developments, such as changes in regulations, laws or environmental conditions, may increase environmental costs and liabilities and could have a material adverse effect on our operating results and consolidated financial position in any given financial year, which could negatively affect our cash flows and hinder our ability to service our indebtedness.

The health and safety of our employees and the safe operation of our businesses is subject to various health and safety regulations in each of the jurisdictions in which we operate. These regulations impose various obligations on us, including the provision of safe working environments and employee training on health and safety matters. Complying with these regulations involves recurring costs.

Certain of our operations are highly regulated by different agencies, which require products to comply with their rules and procedures and can subject our operations to penalties or adversely affect production.

Certain of our operations are in highly regulated industries, which require us to maintain regulatory approvals and, from time to time, obtain new regulatory approvals from various countries. This can involve substantial time and expense. In turn, higher costs reduce our cash flow from operations. For example, manufacturers of gas cylinders throughout the world must comply with high local safety and health standards and obtain regulatory approvals in the markets where they sell their products. In addition, military organizations require us to comply with applicable government regulations and specifications when providing products or services to them directly or as subcontractors. In addition, we are required to comply with U.S. and other export regulations with respect to certain products and materials. The European Union has also passed legislation governing the registration, evaluation and authorization of chemicals, known as REACH, pursuant to which we are required to register chemicals and gain authorization for the use of certain substances. Although we make reasonable efforts to obtain all the licenses and certifications that are required by countries in which we operate, there is always a risk that we may be found not to comply with certain required procedures. This risk grows with increased complexity and variance in regulations across the globe. Because the regulatory schemes vary by country, we may also be subject to regulations of which we are not presently aware and could be subject to sanctions by a foreign government that could materially and adversely affect our operations in the relevant country.

Governments and their agencies have considerable discretion to determine whether regulations have been satisfied. They may also revoke or limit existing licenses and certifications or change the laws and regulations to which we are subject at any time. If our operations fail to obtain, experience delays in obtaining or lose a needed certification or approval, we may not be able to sell our products to our customers, expand into new geographic markets or expand into new product lines, which will ultimately have a material adverse effect on our business, financial position and results of operations. In addition, new or more stringent regulations, if imposed, could have an adverse effect on our results of operations because we may experience difficulty or incur significant costs in connection with compliance with them. Non-compliance with these regulations could result in administrative, civil, financial, criminal or other sanctions against us, which could have negative consequences on our business and financial position. Furthermore, as we begin to operate in new countries, we may need to obtain new licenses, certifications and approvals.

New and pending legislation or regulation of carbon dioxide and other greenhouse gas emissions may have a material adverse impact on our results of operations, financial condition and cash flows.

Although we are working to improve our energy efficiency, our manufacturing processes, and the manufacturing processes of many of our suppliers and customers, are still energy intensive and use or generate, directly or indirectly, greenhouse gases. Political and scientific debates related to the impacts of emissions of carbon dioxide and other greenhouse gases on the global climate are ongoing. In recent years, new U.S. Environmental Protection Agency ("USEPA") rules, the European Union Emissions Trading Scheme and the CRC Energy Efficiency Scheme in the United Kingdom, each of which regulates greenhouse gas emissions from certain large industrial plants, have come into effect. While the ultimate impact of the new greenhouse gas emissions rules on our business is not yet known, it is possible that these new rules could have a material adverse effect on our results of operations and financial condition because of the costs of compliance and the impact of the legislation on energy costs. Additional regulation or legislation aimed at reducing carbon dioxide and greenhouse gas emissions, such as a "cap-and-trade program," is currently being considered, or has been adopted, by several states in the United States and globally. Such regulation or legislation, if adopted or enacted in a more demanding form, could also have a material adverse effect on our business, results of operations and financial condition.

Because of the nature and use of the products that we manufacture, we may in the future face large liability claims.

We are subject to litigation in the ordinary course of our business, which could be costly to us and which may arise in the future. We are exposed to possible claims for personal injury, death or property damage, which could result from a failure of a product manufactured by us or of a product integrating one of our products. For example, improperly manufactured gas cylinders could explode at high pressure, which can cause substantial personal and property damage. We also supply many components into aerospace applications, where the potential for significant liability exposures necessitates additional insurance costs.

Many factors beyond our control could lead to liability claims, including:

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  The failure of a product manufactured by a third party that incorporated components manufactured by us;

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  The reliability and skills of persons using our products or the products of our customers; and

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  The use by customers of materials or products that we produced for applications for which the material or product was not designed.

If we cannot successfully defend ourselves against claims, we may incur substantial liabilities. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

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  Decreased demand for our products;

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  Reputational injury;

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  Initiation of investigation by regulators;

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  Costs to defend related litigation;

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  Diversion of management time and resources;

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  Compensatory damages and fines;

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  Product recalls, withdrawals or labeling, marketing or promotional restrictions;

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  Loss of revenue;

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  Exhaustion of any available insurance and our capital resources; and

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  A decline in our stock price.

We could be required to pay a material amount if a claim is made against us that is not covered by insurance or otherwise subject to indemnification, or that exceeds the insurance coverage that we maintain.

Moreover, we do not currently carry insurance to cover the expense of product recalls, and litigation involving significant product recalls or product liability could have a material adverse effect on our financial condition or results of operations.

Our businesses could suffer if we lose certain of our employees or cannot attract and retain qualified employees.

We rely upon a number of key executives and employees, particularly Brian Purves, our CEO, and other members of the executive management board. If these and certain other employees ceased to work for us, we would lose valuable expertise and industry experience and could become less profitable. In addition, future operating results depend in part upon our ability to attract and retain qualified engineering and technical personnel. As a result of intense competition for talent in the market, we cannot ensure that we will be able to continue to attract and retain such personnel. While our key employees are generally subject to non-competition agreements for a limited period of time following the end of their employment, if we were to lose the services of key executives or employees, it could have an adverse effect on operations, including our ability to maintain our technological position. We do not carry "key-man" insurance covering the loss of any of our executives or employees.

Any expansion or acquisition may prove risky.

As part of our strategy, we have and may continue to supplement organic growth by acquiring companies or operations engaged in similar or complementary businesses. If the consummation of acquisitions and integration of acquired companies and businesses diverts too much management attention from the operations of our core businesses, operating results could suffer. Any acquisition made could be subject to a number of risks, including:

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  Failing to discover liabilities of the acquired company or business for which we may be responsible as a successor owner or operator, including environmental costs and liabilities;

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  Difficulties associated with the assimilation of the operations and personnel of the acquired company or business;

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  The loss of key personnel in the acquired company or business; and

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  A negative impact on our financial statements resulting from an impairment of acquired intangible assets, the creation of provisions or write-downs.

We cannot ensure that every acquisition will ultimately provide the benefits originally anticipated.

We also face certain challenges as a result of organic growth. For example, in order to grow while maintaining or decreasing per unit costs, we will need to improve efficiency, effectively manage operations and employees and hire enough qualified technical personnel. We may not be able to adequately meet these challenges. Any failure to do so could result in costs increasing more rapidly than any growth in sales, thus resulting in lower operating income from which to finance operations and indebtedness. In addition, we may need to borrow money to complete acquisitions or finance organic growth, which will increase our debt service requirements. There can be no assurance that we will be able to do so in the future on favorable terms or at all.

We could suffer a material interruption in our operations as a result of unforeseen events or operating hazards.

Our production facilities are located in a number of different locations throughout the world. Any of our facilities could suffer an interruption in production, either at separate times or at the same time, because of various and unavoidable occurrences, such as severe weather events (e.g., hurricanes, floods and earthquakes), from casualty events (e.g., explosions, fires or material equipment breakdown), from acts of terrorism, from pandemic disease, from labor disruptions or from other events (e.g., required maintenance shutdowns). For example, a severe hailstorm caused extensive damage to glazed panels at our Madison, Illinois plant in 2012, and our operations in California are subject to risks related to earthquakes. In addition, some of our products are highly flammable, and there is a risk of fire inherent in their production process. For example, in 2010, two furnaces were destroyed in a fire at our Madison, Illinois plant. Certain residents of the area near the plant have filed claims against us in relation to nuisance allegedly resulting from the fire, and we have responded to these claims. In addition, the Illinois Attorney General filed a complaint against us in 2010 in relation to this incident that we have been responding to since then. Such hazards could cause personal injury or death, serious damage to or destruction of property and equipment, suspension of operations, substantial damage to the environment and/or reputational harm. The risk is particularly high in the production of fine magnesium powders, which are highly flammable and explosive in certain situations. Similar disruptions in the operations of our suppliers or customers could materially affect our business and operations. Although we carry certain levels of business interruption insurance, the coverage on certain catastrophic events or natural disasters, including earthquakes, a failure of energy supplies and certain other events, is limited, and it is possible that the occurrence of such events may have a significant adverse impact on our business and, as a result, on our cash flows.

Employee strikes and other labor-related disruptions may adversely affect our operations.

Our business depends on a large number of employees who are members of various trade union organizations. Strikes or labor disputes with our employees may adversely affect our ability to conduct business. We cannot assure you that there will not be any strike, lock-out or material labor dispute in the future. Work interruptions or stoppages could have a material adverse effect on our business, results of operations and financial condition.

We could incur future liability claims arising from previous businesses now closed or sold.

We previously operated Baco Contracts, a building cladding contracting business, and although the business has been closed for many years, the warranties on several of the business' contracts have several years remaining, thereby exposing us to continuing potential liabilities.

As a holding company, our main source of cash is distributions from our operating subsidiaries.

We, Luxfer Holdings PLC, conduct all of our operations through our subsidiaries. Accordingly, our main cash source is dividends from these subsidiaries. The ability of each subsidiary to make distributions depends on the funds that a subsidiary has from its operations in excess of the funds necessary for its operations, obligations or other business plans. Since our subsidiaries are wholly-owned by us, our claims will generally rank junior to all other obligations of the subsidiaries. If our operating subsidiaries are unable to make distributions, our growth may slow after the proceeds of this offering are exhausted, unless we are able to obtain additional debt or equity financing. In the event of a subsidiary's liquidation, there may not be assets sufficient for us to recoup our investment in the subsidiary.

Our failure to perform under purchase or sale contracts could result in the payment of penalties to customers or suppliers, which could have a negative impact on our results of operations or financial condition.

A failure to perform under purchase or sale contracts could result in the payment of penalties to suppliers or customers, which could have a negative impact on our results of operations or financial condition. Certain contracts with suppliers could also obligate us to purchase a minimum product volume (clauses known as "take or pay") or contracts with customers may impose firm commitments for the delivery of certain quantities of products within certain time periods. The risk of incurring liability under a "take-or-pay" supply contract would be increased during an economic crisis, which would increase the likelihood of a sharp drop in demand for our products.

We could be adversely affected by violations of the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making or, in the case of the U.K. Bribery Act, receiving, improper payments to, or from, government officials or, in the case of the U.K. Bribery Act, third parties, for the purpose of obtaining or retaining business. Failing to prevent bribery is also an offence under the U.K. Bribery Act. Our policies mandate compliance with these laws. Despite our compliance program, we cannot assure you that our internal control policies and procedures will always protect us from reckless, negligent or improper acts committed by our employees or agents. The costs of violations of these laws, or allegations of such violations, could have a negative impact on our business, results of operations and reputation.

We have a significant amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants, make payments on our indebtedness, pay dividends and respond to changes in our business or take certain actions.

As of December 31, 2012, we had $65 million of indebtedness on a consolidated basis under our senior notes due 2018 (the "Loan Notes due 2018"). We also have a Revolving Credit Facility which as at December 31, 2012 was not utilized.

Our indebtedness could have important consequences to you. For example, it could make it more difficult for us to satisfy obligations with respect to indebtedness, and any failure to comply with the obligations of any of our debt instruments, including financial and other restrictive covenants, could result in an event of default under agreements governing our indebtedness. Further, our indebtedness could require us to dedicate a substantial portion of available cash flow to pay principal and interest on our outstanding debt, which would reduce the funds available for working capital, capital expenditures, dividends, acquisitions and other general corporate purposes. Our indebtedness could also limit our ability to operate our business, including the ability to engage in strategic transactions or implement business strategies. Factors related to our indebtedness could materially and adversely affect our business and our results of operations. Furthermore, our interest expense could increase if interest rates rise because certain portions of our debt facilities bear interest at floating rates. If we do not have sufficient cash flow to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.

In addition, the agreements that govern the terms of our indebtedness contain, and any future indebtedness would likely contain, a number of restrictive covenants imposing significant operating and financial restrictions on us, including restrictions that may limit our ability to engage in acts that may be in our long-term best interests, including:

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  Incur or guarantee additional indebtedness;

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  Pay dividends (including to fund cash interest payments at different entity levels), or make redemptions, repurchases or distributions, with respect to ordinary shares or capital stock;

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  Create or incur certain security interests;

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  Make certain loans or investments;

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  Engage in mergers, acquisitions, amalgamations, asset sales and sale and leaseback transactions; and

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  Engage in transactions with affiliates.

These restrictive covenants are subject to a number of qualifications and exceptions. The operating and financial restrictions and covenants in our existing debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities.

We may be able to incur significant additional indebtedness in the future. Although the agreements governing our indebtedness contain restrictions on the incurrence of certain additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. If we incur new indebtedness, the related risks, including those described above, could intensify.

Absence of a liquid trading market for the ADSs or ordinary shares.

Our ADSs have been listed on the New York Stock Exchange since our initial public offering in October 2012. During the post-IPO lock-up period, however, the trading volume has been low, and we cannot predict at this time if our ADSs will trade more actively in the market. The low liquidity could make it difficult for you to sell your ADSs. In addition, the market price of the ADSs may be volatile. The factors below may have a material effect on the market price of the ADSs:

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  Fluctuations in our results of operations;

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  Negative publicity;

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  Changes in stock market analyst recommendations regarding our company, the sectors in which we operate, the securities market generally and conditions in the financial markets;

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  Regulatory developments affecting our industry;

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  Announcements of studies and reports relating to our products or those of our competitors;

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  Changes in economic performance or market valuations of our competitors;

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  Actual or anticipated fluctuations in our quarterly results;

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  Conditions in the industries in which we operate;

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  Announcements by us or our competitors of new products, acquisitions, strategic relations, joint ventures or capital commitments;

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  Additions to or departures of our key executives and employees;

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  Fluctuations of exchange rates;

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  Release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

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  Sales or perceived sales of additional shares of the ADSs.

During recent years, securities markets in the United States and worldwide have experienced significant volatility in prices and trading volumes. This volatility could have a material adverse effect on the market price of the ADSs, irrespective of our results of operations and financial condition.

Substantial future sales of the ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.

Additional sales of our ordinary shares or ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. A large percentage of our ordinary shares outstanding will become available for sale upon the expiration of a lock-up period related to our initial public offer, which we expect will expire at midnight on April 1, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. When the lock-up period expires, if these shares are sold into the market, the market price of the ADSs could decline.

Our ability to pay regular dividends on our ordinary shares is subject to the discretion of our board of directors and will depend on many factors, including our results of operations, cash requirements, financial condition, contractual restrictions, applicable laws and other factors, and may be limited by our structure and statutory restrictions and restrictions imposed by the Revolving Credit Facility and Notes due 2018 as well as any future agreements.

We may declare cash dividends on our ordinary shares as described in "Item 8, Financial Information." However, the payment of future dividends will be at the discretion of our board of directors. Any recommendation by our board to pay dividends will depend on many factors, including our results of operations, cash requirements, financial condition, contractual restrictions, applicable laws and other factors. In addition, our Revolving Credit Facility and Loan Notes due 2018 limit our ability to pay dividends or make other distributions on our shares, and in the future we may become subject to debt instruments or other agreements that further limit our ability to pay dividends. Under English law, any payment of dividends would be subject to the Companies Act 2006 of England and Wales (the "Companies Act"), which requires, among other things, that we can only pay dividends on ordinary shares out of profits available for distribution determined in accordance with the Companies Act. Additionally, any change in the level of our dividends or the suspension of the payment thereof could adversely affect the market price of our ADSs.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Holders of the ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by the ADSs on an individual basis. Holders of the ADSs will instead appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs, which may be evidenced by American depositary receipts ("ADRs"), are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the Securities and Exchange Commission than a U.S. company. This may limit the information available to holders of the ADSs.

We are a "foreign private issuer," as defined in the Securities and Exchange Commission's ("SEC") rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

As a foreign private issuer, we are not subject to certain New York Stock Exchange corporate governance rules applicable to U.S. listed companies.

We rely on a provision in the New York Stock Exchange's Listed Company Manual that allows us to follow English corporate law and the Companies Act with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the New York Stock Exchange.

For example, we are exempt from New York Stock Exchange regulations that require a listed U.S. company, among other things, to:

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  Have a majority of the board of directors consist of independent directors;

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  Require non-management directors to meet on a regular basis without management present;

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  Establish a nominating and compensation committee composed entirely of independent directors;

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  Adopt and disclose a code of business conduct and ethics for directors, officers and employees; and

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  Promptly disclose any waivers of the code for directors or executive officers that should address certain specified items.

Although formally exempt from these requirements, we do adopt several features as a matter of good corporate governance, including having a majority of independent non-executive directors on the board and having audit and remuneration committees composed entirely of independent non-executive directors.

In accordance with our New York Stock Exchange listing, our Audit Committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and Rule 10A-3 of the Exchange Act, both of which are also applicable to New York Stock Exchange-listed U.S. companies. Because we are a foreign private issuer, however, our Audit Committee is not subject to additional New York Stock Exchange requirements applicable to listed U.S. companies, including:

  •
  An affirmative determination that all members of the Audit Committee are "independent," using more stringent criteria than those applicable to us as a foreign private issuer;

  •
  The adoption of a written charter specifying, among other things, the audit committee's purpose and including an annual performance evaluation; and

  •
  The review of an auditor's report describing internal quality-control issues and procedures and all relationships between the auditor and us.

Furthermore, the New York Stock Exchange's Listed Company Manual requires listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of common stock.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act, and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2013. There is a risk that we will lose our foreign private issuer status.

In the future, we would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. generally accepted accounting principles and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may, therefore, be adversely impacted.

We are subject to reporting obligations under U.S. securities laws. Our reporting obligations as a public company place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Our management and our independent registered public accounting firm will be required to report on the effectiveness of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act, in preparation for which we will need to perform system and process evaluation and testing of our internal controls over financial reporting.

Prior to our initial public offering on October 3, 2012, we were an unlisted public company and therefore not subject to the regulations and corporate governance requirements applicable to NYSE-listed companies .We have been implementing a number of measures to improve our internal control over financial reporting in order to obtain reasonable assurance regarding the reliability of our financial statements. Although we have not, using our current procedures, identified any material weaknesses or significant deficiencies relating to our internal controls over financial reporting, we have not yet fully implemented a system of internal controls over financial reporting that complies with the requirements of Section 404 of the Sarbanes-Oxley Act. We do not currently have a full-time internal audit function.

We intend to implement measures to improve our internal controls over financial reporting to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act for the filing of our annual report on Form 20-F in respect of fiscal year 2013. If we fail to timely implement, and maintain the adequacy of, our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of the ADSs or ordinary shares. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.

Finally, on April 5, 2012, President Obama signed into law the Jumpstart Our Business Startups Act (the "JOBS Act"). The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We are an "emerging growth company," as defined in the JOBS Act and, for as long as we continue to be an emerging growth company, we are permitted to rely on exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including an exemption from the requirement to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will remain an emerging growth company up to the last day of the fifth fiscal year following the date of the offering, although (i) if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31; (ii) if our annual gross revenues are $1 billion or more during any fiscal year before that time, we would cease to be an emerging growth company as of the last day of such fiscal year; and (iii) if during any three-year period before that time we issue an aggregate of over $1 billion in non-convertible debt, we would cease to be an emerging growth company upon the date of such issuance.

It may be difficult to effect service of U.S. process and enforce U.S. legal process against the directors of Luxfer.

Luxfer is a public limited company incorporated under the laws of England and Wales. A number of our directors and officers reside outside of the United States, principally in the United Kingdom. A substantial portion of our assets, and the assets of such persons, are located outside of the United States. Therefore, it may not be possible to effect service of process within the United States upon Luxfer or these persons in order to enforce judgements of U.S. courts against Luxfer or these persons based on the civil liability provisions of the U.S. federal securities laws. There is doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgements of U.S. courts, of civil liabilities solely based on the U.S. federal securities laws.

Item 4.    Information On The Company

A.    History and Development of the Luxfer Group

General

Although the origins of some of our operations date back to the early part of the 19th century, we trace our business as it is today back to the 1982 merger of The British Aluminium Company Limited and Alcan Aluminium U.K. Limited, which created British Alcan. The original Luxfer Group was formed in February 1996 in connection with the management buy-in (the "Management Buy-In") of certain downstream assets of British Alcan. Our current Chief Executive, Brian Purves, and our current Director of Administration, Stephen Williams, were members of the Management Buy-In team. The Management Buy-In was financed by a syndicate of private equity investors. Upon completion of a capital reorganization in 2007, these investors fully exited their original investment in the business.

Our Company was incorporated on December 31, 1998 with the name Neverealm Limited (we re-registered as a public limited company and changed our name to Luxfer Holdings PLC on April 1, 1999), for the purpose of acquiring all of the outstanding share capital of the original Luxfer Group Limited in connection with a leveraged recapitalization that occurred in April 1999. As part of the 1999 recapitalization, Luxfer Holdings PLC became the parent holding company of our operating subsidiaries around the world. To facilitate the 1999 recapitalization, Luxfer Holdings PLC issued £160 million of Senior Notes due 2009 and took on £140 million of bank debt.

In February 2007, Luxfer Holdings PLC completed a capital reorganization, which substantially reduced its debt burden and realigned its share capital. A key part of this reorganization was the release and cancellation of the Senior Notes due 2009 in consideration for, among other things, the issuance of a lower principal amount of new Senior Notes due 2012. Senior noteholders, other than Luxfer Group Limited, also acquired 87% of the voting share capital of Luxfer Holdings PLC from exiting shareholders, with management and the ESOP retaining 13% of the voting share capital.

Since the 2007 capital reorganization, we have considerably improved the profitability of the businesses and reduced debt, repaying the Senior Notes due 2012 early.

We have re-shaped the business since 1996 through a significant number of acquisitions and disposals. Recently, in July 2012, we entered into an arrangement agreement with Dynetek Industries Ltd. ("Dynetek"), a Canadian business listed on the Toronto Stock Exchange, to acquire all of the common shares of Dynetek at a price of CAD$0.24 per share, for a total equity value of CAD$5 million. We assumed approximately CAD$7 million of bank debt, for a total purchase cost of approximately CAD$12 million. The acquisition closed on September 17, 2012. Dynetek designs and manufactures high-pressure aluminum and carbon fiber gas cylinders and systems for compressed natural gas, low emission vehicles and compressed hydrogen, zero-emission fuel cell vehicles. Dynetek's system applications include, but are not limited to, passenger automobiles, light and heavy-duty trucks, transit vehicles and school buses, bulk hauling of compressed gases and stationary storage or ground storage refueling applications. Dynetek's publicly-reported 2011 sales revenue was CAD$19.8 million, generated from two manufacturing sites in Calgary, Canada and Ratingen, Germany, near Dusseldorf.

In October 2012 Luxfer Holdings PLC successfully listed its shares (in the form of American Depositary Shares evidenced by American Depositary Receipts) on the New York Stock Exchange.

Corporate

Luxfer Holdings PLC is registered as a public limited company under the laws of England and Wales with its registered office at Anchorage Gateway, 5 Anchorage Quay, Salford, M50 3XE, England and our telephone number is +44(0) 161 300 0600.

We are a publically traded company, listed on the New York Stock Exchange under the symbol "LXFR".

Our agent in the United States is Corporation Service Company, 2711 Centreville Road, Wilmington, Delaware 19808.

B.    Business Overview

We are a global materials technology company specializing in the design, manufacture and supply of high-performance materials, components and gas cylinders to customers in a broad range of growing end-markets. Our key end-markets are environmental technologies, healthcare technologies, protection and specialty technologies. Our customers include both end-users of our products and manufacturers that incorporate our products into their finished goods. Our products include specialty chemicals used as catalysts in automobile engines to remove noxious gases; corrosion, flame and heat-resistant magnesium alloys used in safety-critical, aerospace, automotive and defense applications; photo-sensitive plates used for embossing and gold-foiling in the luxury packaging and greetings card industries; high-pressure aluminum and composite gas cylinders used by patients with breathing difficulties for mobile oxygen therapy, by firefighters in breathing apparatus equipment and by manufacturers of vehicles that run on CNG; and metal panels that can be "superformed" into complex shapes to provide additional design freedom for a wide variety of industries, including aerospace, high-end automotive and rail transportation.

Our area of expertise covers the chemical and metallurgical properties of aluminum, magnesium, zirconium, rare earths and certain other materials, and we have pioneered the application of these materials in certain high-technology industries. For example, we were the first to develop and patent a rare earth containing magnesium alloy (EZ33A) for use in high-temperature aerospace applications such as helicopter gearboxes; we are at the forefront of the commercial development of zirconia-rich mixed oxides for use in automotive catalysis; we were the first to manufacture a high-pressure gas cylinder out of a single piece of aluminum using cold impact extrusion; and we developed and patented the superforming process and the first superplastic aluminum alloy (AA2004) and were the first to offer superformed aluminum panelwork commercially. We have a long history of innovation derived from our strong technical base, and we work closely with customers to apply innovative solutions to their most demanding product needs. Our proprietary technology and technical expertise, coupled with best-in-class customer service and global presence provide significant competitive advantages and have established us as leaders in the markets in which we operate. We believe that we have leading positions, technically and by market share, in key product areas, including magnesium aerospace alloys, photo-engraving plates, zirconium chemicals for automotive catalytic converters and aluminum and composite cylinders for breathing applications.

We have a global presence, employing approximately 1,700 people on average in 2012, and operating 18 manufacturing plants in the United Kingdom, United States, Canada, France, Germany, the Czech Republic and China. We also have joint ventures in Japan, South Korea and India. Our total revenue, Adjusted EBITDA and net income for the year in 2012 were $511.6 million, $83.5 million and $42.4 million, respectively. See "Item 3A Selected Financial Data" for the definition of Adjusted EBITDA and reconciliations to profit for the year. In 2012, we manufactured and sold approximately 15,000 metric tons of our magnesium products, approximately 3,300 metric tons of our zirconium products and approximately 2.2 million gas cylinders. For a breakdown of our total revenue in 2012, 2011 and 2010 by geographic origin, see "Note 2—Revenue and segmental analysis" to our audited consolidated financial statements included in this Annual Report.

Our company is organized into two operational divisions, Elektron and Gas Cylinders, which represented 52% and 48%, respectively, of our total revenue in 2012.

  Elektron

The Elektron division focuses on specialty materials based on magnesium, zirconium and rare earths. Within this division, we sell our products through two brands. Under our Magnesium Elektron brand, we develop and manufacture specialist lightweight, corrosion-resistant and heat- and flame-resistant magnesium alloys, extruded magnesium products, magnesium powders, magnesium plates and rolled sheets and photo-engraving plates for the aerospace (lightweight alloys and components), automotive (lightweight alloys and components), defense (powders for countermeasure flares) and printing (photo-engraving sheets) industries. Under our MEL Chemicals brand, we develop and manufacture specialty zirconium compounds for use in automotive applications (exhaust catalysts), electronics (ceramic sensors), structural ceramics, aerospace (thermal barrier coatings) and chemical synthesis (industrial catalysts).

  Gas Cylinders

The Gas Cylinders division focuses on products based on aluminum, composites and other metals using technically advanced processes. Within this division, we sell our products through two brands. Under our Luxfer Gas Cylinders brand, we develop and manufacture advanced high-pressure aluminum and composite aluminum/carbon fiber gas containment cylinders for use in healthcare (oxygen), breathing apparatus (air), electronics (industrial gases), fire-fighting (carbon dioxide), transportation (CNG), and many other applications. Under our Superform brand, we design and manufacture highly complex-shaped, sheet-based products for a wide range of industries, including aerospace (engine air intakes), specialist automotive (body panels and door inners), rail transport (train fronts and window frames) and healthcare (non-magnetic equipment casings).

Our End-Markets

The key end-markets for our products fall into four categories:

  •
  Environmental technologies:  we believe many of our products serve a growing need to protect the environment and conserve its resources. Increasing environmental regulation, "green" taxes and the increasing cost of fossil fuels are driving growth in this area and are expected to drive growth in the future. For example, our products are used to reduce weight in vehicles improving fuel efficiency, in catalytic converters in automotive engines, removing noxious gases and to remove heavy metals from drinking water and industrial effluent.

  •
  Healthcare technologies:  we have a long history in the healthcare end-market, and see this as a major growth area through the introduction of new product technologies. Our products, among other applications, contain medical gases, are featured in medical equipment and are used in medical treatment. For example, our more recent innovations include lightweight medical oxygen cylinders featuring our patented L7X higher-strength aluminium alloy and carbon composite cylinders.

  •
  Protection technologies:  we offer a number of products that are used to protect individuals and equipment. Principal factors driving growth in this end-market include increasing societal expectations regarding the protection of individuals and armed forces personnel, tightening health and safety regulations and the significant cost of investing in and replacing technologically-advanced military equipment. Our products are used in the protection of emergency services personnel, the protection of military vehicles, aircraft and personnel. For example, we manufacture ultra-lightweight breathing-air cylinders that lighten the load on emergency services personnel working in dangerous environments. Our ultra-fine magnesium powders are a key component of countermeasure flares carried on military aircraft.

  •
  Specialty technologies:  our core technologies have enabled us to exploit various other niche and specialty markets and applications. Our products include photo-engraving plates and etching chemicals used to produce high-quality packaging, as well as cylinders used for high-purity gas applications, beverage dispensing and leisure applications such as paintball.

Our Strengths:

Market leading positions.    We believe all of our main brands, Magnesium Elektron, MEL Chemicals, Luxfer Gas Cylinders and Superform, are market leaders and strive to achieve best-in-class performance and premium price positions. We believe we are the leading manufacturer in the western world of high-performance magnesium alloys, powders, plates, and rolled sheets used in the aerospace, defense, and photo-engraving industries. We believe we are a leading manufacturer of specialty zirconium compounds for use in the global market for washcoats of catalytic converters in gasoline engine vehicles. In addition, we believe we are (i) the most global manufacturer of high pressure aluminum and composite gas cylinders; (ii) a leading global supplier of cylinders for medical gases, fire extinguishers and breathing apparatus; and (iii) the largest manufacturer of portable high pressure aluminum and composite cylinders in the world. Drawing on our expertise in the metallurgy of aluminum, we invented the superplastic forming process, and we believe we are the largest independent supplier of superplastically-formed aluminum components in the western world.

Focus on innovation and product development for growing specialist end-markets.    We recognize the importance of fostering the creative ability of our employees and have developed a culture where any employee can take an active involvement in the innovation process. As a result of this culture of ingenuity, we have, in close collaboration with research departments in universities around the world, developed and continue to develop a steady stream of new products, including carbon composite ultra-lightweight gas cylinders, L7X extra high pressure aluminum gas cylinders, fourth generation (G4) doped zirconium chemicals for automotive and chemical catalysis, Isolux zirconium-based separation products used in water purification and ELEKTRON magnesium alloys for advanced aerospace and specialty automotive applications.

Strong technical expertise and know-how.    We specialize in advanced materials where our expertise in metallurgy and material science enables us to develop products and materials with superior performance to satisfy the most demanding requirements in the most extreme environments. We design some products to withstand temperatures of absolute zero and others to withstand contact with molten steel. We produce materials that operate in a complete vacuum and absolute zero temperature, and cylinders that safely contain gases at over 300 atmospheres of pressure. Our technical excellence is driven in part by safety-critical products, including aerospace alloys and high-pressure gas cylinders that are subject to extensive regulation and are approved only after an extensive review process that in some cases can take years. Further, we benefit from the fact that a growing number of our products, including many of the alloys and zirconium compounds we sell, are patented.

Diversified blue chip customer base with long-standing relationships.    We have developed and seek to maintain and grow our long-term and diverse customer base of global leaders. We put the customer at the heart of our strategy and we have long-standing relationships with many of our customers including global leaders in our key markets. Our businesses have cultivated a number of these relationships over the course of many decades. The diversity and breadth of our customer base also mitigates the reliance on any one customer. In 2012, our ten largest customers represented 36% of our total revenue. In 2012, our ten largest customers for the Elektron division represented 47% of its revenue, and our ten largest customers for the Gas Cylinders division represented 48% of its revenue

Resilient business model.    Although the recent downturn in the global economy represented one of the most challenging economic environments for manufacturers in decades, in 2009, we generated cash and made a net profit every quarter. In 2010, our operating profit rebounded by 64% as compared to 2009 to $44.9 million, and further increased to $66.2 million and $66.7 million in 2011 and 2012 respectively. We have protected our margins to a large extent by successfully passing on to customers increases in raw material cost and overhead expense. We have also increased our margins over time by (i) disposing of low margin and cash intensive operations such as the Elektron division's magnesium and zinc die casting operations in 2006, and the BA Tubes aluminum tubes business in 2007; (ii) increasing our focus on high-performance value-added product lines and markets; and (iii) investing in automation and operational efficiencies at our manufacturing facilities. Our return on sales ratio, which is operating profit divided by sales revenue, was 8.3% in 2008, fell only to 7.4% during the 2009 economic downturn and improved to 11.1% in 2010 and has been at 13.0% in both 2011 and 2012.

Highly experienced and effective management team.    We are led by an experienced executive management board, many of whom have been with us since the management buy-in (the "Management Buy-In") of certain downstream assets of British Alcan in 1996. Our current executive management board has played a significant role in developing our strategy and in delivering our stability and growth in recent years. We also highly value the quality of our local senior management. Our board of directors actively supports our business and contributes a wealth of industrial and financial experience.

Our Business Strategy

Our business strategy is underpinned by the "Luxfer Model" which consists of five key themes:

  •
  Maintaining technical excellence relating both to our products and to the processes needed to make them

  •
  Building and maintaining strong, long-term customer relationships

  •
  Selling high performance products into specialty markets that require products with high technology content where customers are willing to pay premium prices

  •
  A commitment to innovation of products that are well-equipped to address opportunities created by heightened chemical emissions controls, global environmental concerns, public health legislation and the need for improved protection technology

  •
  Achieving high levels of manufacturing excellence by improving processes and reducing operating costs, thus mitigating the threat from competitors in low labor cost economies

Each of our businesses has developed a strategic roadmap based on a balanced scorecard methodology and driven by the Luxfer Model. These strategic roadmaps contain business-specific initiatives, actions and measures necessary to guide the businesses towards achieving financial objectives set by our board of directors. With the Luxfer Model as its backbone, our company-wide strategy includes the following key elements:

Continued focus on innovation, R&D and protection of intellectual property.    We have always recognized the importance of research in material science and innovation in the development of our products. We plan to continue this history of innovation through investment in our own research and development teams, as well as through extensive collaboration with universities, industry partners and customers around the world. Further, given the high level of research and development and technology content inherent in our products, we intend to aggressively protect our inventions and innovations by patenting them when appropriate and by actively monitoring and managing our existing intellectual property portfolio.

Increase the flow of innovative, higher value-added products targeting specialist markets.    We plan to continue to focus on high growth, specialist end-markets, including environmental, healthcare and protection technologies. In response to increasing demand in these markets for higher value-added products, we plan to utilize our metallurgical and chemical expertise to develop new products and applications for existing products in these markets. We also seek to identify alternative applications for our products that leverage the existing capabilities of our products and our existing customer base.

Enhance awareness of Luxfer brands.    We intend to maintain and improve global awareness of our four brands: Magnesium Elektron, MEL Chemicals, Luxfer Gas Cylinders and Superform. Our efforts will include promoting our leading technologies at trade shows, industry conferences and other strategic forums. We also plan to expand our online presence by maximizing the visibility and utility of our website and web-based access. Whenever possible, we insist that our corporate logos are visible on products sold by our customers, especially products such as medical cylinders that remain in active circulation and tend to be widely visible in the public domain.

Focus on continued gains in operational and manufacturing efficiencies.    We seek to continuously improve operational and manufacturing efficiencies, investing in modern enterprise resource planning systems and using external auditors to measure our performance against rigorous, world-class standards. In order to do so, we look for ways to automate our processes to provide protection against competition based in low labor-cost economies. While we plan to maintain our focus on ways to reduce our operational and manufacturing costs, we also seek to modernize machinery and equipment at minimal costs when necessary to prevent bottlenecks in the manufacturing process.

Selectively pursue value-enhancing acquisitions.    We have undertaken several successful complementary acquisitions over the past fifteen years, and we believe there will be opportunities to pursue synergistic acquisitions at attractive valuations in the future. We plan to assess these opportunities with a focus on broadening our product and service offerings, expanding our technological capabilities and capitalizing on potential operating synergies.

Our Business Divisions

We are organized into two operational divisions, Elektron and Gas Cylinders. The following table illustrates the revenue and trading profit of each division in 2012, 2011 and 2010.

	Year Ended December 31, 2012
	Revenue		Trading Profit(1)
	Amount	Percentage	Amount	Percentage
	(in $ millions)	(%)	(in $ millions)	(%)
Elektron	$265.3	51.9%	$53.0	77.0%
Gas Cylinders	246.3	48.1%	15.8	23.0%

	Year Ended December 31, 2011
	Revenue		Trading Profit(1)
	Amount	Percentage	Amount	Percentage
	(in $ millions)	(%)	(in $ millions)	(%)
Elektron	$287.5	56.3%	$54.1	82.0%
Gas Cylinders	223.3	43.7%	11.9	18.0%

	Year Ended December 31, 2010
	Revenue		Trading Profit(1)
	Amount	Percentage	Amount	Percentage
	(in $ millions)	(%)	(in $ millions)	(%)
Elektron	$203.5	50.5%	$33.5	73.3%
Gas Cylinders	199.2	49.5%	12.2	26.7%

(1)
Trading profit is defined as operating profit before restructuring and other income (expense). Trading profit is the "segment profit" performance measure used by our chief operating decision maker as required under IFRS 8 for divisional segmental analysis. See "Note 2—Revenue and segmental analysis" to our audited consolidated financial statements attached to this Annual Report.

Elektron Division

Our Elektron division sells products under two brands: Magnesium Elektron and MEL Chemicals. The Elektron division represented 52% and 77% of our total revenue and trading profit, respectively, in 2012. The table below provides a summary of the products, applications and principal markets and illustrative customers and end-users within each brand in the Elektron division.

Products	Application/principal markets supplied	Illustrative customers and end-users
Magnesium Elektron:
Magnesium alloys	Aerospace and specialist automotive	United Technologies, Fansteel-Wellman, Boeing, Lockheed Martin
Magnesium powders	Defense (anti-tank practice rounds, sea water batteries and decoy flares)	Esterline, Chemring
Fabricated products, sheets and plates	Automotive Photo-engraving	Volkswagen Hallmark
MEL Chemicals:
Zirconium compounds	Automotive (catalytic converters)	Umicore, BASF, Johnson Matthey
	Electro-ceramics (oxygen sensors, capacitors, microwave relays)	Bosch, EPCOS
	Engineering ceramics Aerospace ceramics Chemical synthesis Fuel cells Refinery catalysis Reflective coatings	HiTech Sulzer Metco BASF SOFC Power UOP (Honeywell) 3M

The principal geographic markets for the Elektron division are Europe and North America and the percentage of revenue by geographic destination and geographic origin and by key end-markets in 2012 is shown below:

Elektron Division—Revenue by Geographic Destination
2012

Geographic Region	Percentage of Elektron Revenue
North America	49%
Euro zone	22%
Asia Pacific	13%
Non Euro Zone & Other Europe	3%
United Kingdom	6%
South & Central America	4%
Africa	3%

 Elektron Division—Revenue by Geographic Origin
2012

Geographic Region	Percentage of Elektron Revenue
North America	58%
United Kingdom	35%
Other Europe	7%

Elektron Division—End-Market Sales Analysis
2012

End-Market	Percentage of Elektron Revenue
Environmental:
Aerospace—Lightweight Materials	10%
Automotive—Catalysis (excluding surcharges)	15%
Rare earth surcharge (predominately automotive)	15%
Automotive—Lightweight Materials	9%
Specialty Chemicals	10%

Environmental Total	59%

Healthcare Total	3%
Protection:
Countermeasures	8%
Defense	2%
Ceramics	2%

Protection Total	12%

Specialty:
Graphic Arts	17%
Industrial	7%
Chemicals	1%
Electronics	1%

Specialty Total	26%

Divisional and geographical information relating to revenue is disclosed in note 2, "Revenue and segmental analysis" of the Consolidated Audited Financial Statements, attached to this Annual Report.

  Magnesium Elektron

We believe we are the leading manufacturer in the western world of high-performance magnesium alloys, powders, plates and rolled sheets used in the aerospace, defense and photo-engraving industries. Magnesium Elektron operates plants in Swinton, United Kingdom, the Czech Republic, numerous plants in the United States and a plant in Ontario, Canada.

Magnesium alloys offer significant advantages over aluminum alloys, as they are around a third lighter, while exhibiting similar properties in terms of strength and stability. Customers typically utilize our specialized magnesium alloys when lightweight, high-strength or extreme temperature stability characteristics are important, such as in jet fighters and in helicopter gearboxes, which need to be able to operate at high temperatures and without lubrication in emergency situations.

We have developed a large percentage of the high-performance magnesium alloys that are available in major markets, including the United States. For example, we have developed 12 of the 18 magnesium alloys approved by the American Society for Testing Material's ("ASTM") Standard Specification for Magnesium-Alloy Sand Castings. In the last 30 years, five out of six new alloys added to the list have been developed and patented by Magnesium Elektron. The ASTM's Standard Specification for Magnesium-Alloy Extruded Bars, Rods, Profiles, Tubes, and Wire lists nine currently used alloys, and Magnesium Elektron has developed five of them. Furthermore, we believe we are the largest manufacturer of atomized magnesium powders in the world. Our magnesium powder manufacturing facilities have been manufacturing ground magnesium powders since 1941 and atomized powders since the 1960s.

Our growth strategy for Magnesium Elektron is to build on the strength of the brand name and worldwide reputation for developing and producing high performance magnesium alloys. This includes maintaining a continued focus on developing value-added products leveraging our extensive knowledge in magnesium metallurgy for a number of specialist markets, including the aerospace, defense, medical, high-end graphic arts and consumer packaging markets. Although we ultimately sell tangible products, we believe our customers place significant value on our technical know-how and ability to help them effectively utilize our materials in their products. Our strategy is to patent new materials and sometimes the processes used to make them, when appropriate. In the future, we may also charge a royalty fee for the use of some of our materials (e.g., medical applications), however, we currently price our materials to cover the cost of providing such technical expertise.

Magnesium Elektron serves a wide range of customers globally and has close and collaborative relationships with its customers. The top ten customers for magnesium products accounted for 21% of the Elektron division's revenue in 2012. Our largest Magnesium Elektron customer accounted for 3% of divisional revenue in 2012.

Magnesium Elektron competes in various specialist niches, including in the production of military powders and high-performance alloys. Competition is fragmented and varies from sector to sector, and includes competition from Chinese suppliers of magnesium die-casting alloys. We do not normally compete directly against primary magnesium producers, which supply pure magnesium and simple alloys.

We have a number of patented and off-patent products, which helps us maintain our competitive leverage in the markets we serve. Due to the significant complexity of producing our specific alloys, we believe that competitors are likely to have difficulty manufacturing certain of these alloys even after the patents that protect the composition have expired. Our principal competitor in magnesium powders is ESM, a U.S.-based subsidiary of the German company SKW Stahl-Metallurgie.

  MEL Chemicals

We believe we are a leader in the manufacture of specialty zirconium compounds. MEL Chemicals chemically-derived zirconium products are more versatile, pure, and suitable for demanding applications than thermally derived products or natural zirconia, thus commanding a significantly higher value-added premium. These are sold in a powder or solution form and have a broad range of applications, including as the wash coats for catalytic converters that remove noxious gases in gasoline engine vehicles, electronics, structural and functional ceramics, paper production, chemical catalysis, solid oxide fuel cells and water purification. Our zirconium products are key components in a range of products, from automotive catalytic converters to microwave telecommunications and back-lighting technology found in mobile phones. MEL

Chemicals operates two main manufacturing facilities in Swinton, United Kingdom and in Flemington, New Jersey. We also have a joint venture with Nippon Light Metal in Japan that is primarily devoted to research and analysis.

The zirconium plants use a multi-stage process based on proprietary technology to produce zirconium salts and zirconium oxides, which are differentiated by their chemical purity and physical properties. While zircon sand is the base raw material in the manufacturing process, the division also uses a number of rare earths and commodity chemical products to produce its zirconium compounds. Yttria-stabilized zirconia, for example, exhibits a hardness, chemical inertness, and low heat conductivity that make it suitable in applications as diverse as dentistry and gas turbines.

The demand for our products is mainly driven by environmental concerns and environmental legislation, since our environmentally-friendly products can replace toxic chemicals in many applications, such as replacing formaldehyde in paper-coating and removing environmental toxins, such as arsenic from waste effluent. We aim to buttress market demand for our products by developing new applications for our zirconium products, which will assist our customers address rising environmental, health and safety concerns in various industries related to chemical emissions, global environmental considerations and public health regulation and legislation. Key growth areas are catalytic applications for emission control systems for automotive and chemical industries, advanced ceramics in electronics and engineering, water purification technologies and biomedical applications.

With a leading position in the zirconium compounds market, MEL Chemicals has established itself over a number of years as an approved supplier to a number of blue-chip customers. These relationships have, in turn, facilitated the sharing of technical knowledge to develop new products and applications. The top ten customers of zirconium products accounted for 38% of the Elektron division's revenue in 2012. Our largest zirconium customer accounted for 13% of divisional revenue in 2012.

MEL Chemicals has experienced significant competition in simple zirconium compounds from Chinese suppliers, either directly or through the availability of low cost Chinese zirconium stock to specialist competitors. Markets with relatively low technology needs, such as lead replacement products for paint drying, have low margins due to aggressive pricing by Chinese suppliers who now have a majority share in such low technology markets. Rather than compete in these low margin areas, we have shifted our focus to more advanced products that require our leading technological knowledge, which we market to our clients to develop customized products to match their needs. There are a limited number of direct competitors in these specialized markets, where the products sold are complex chemical compounds with catalytic, electrical and ceramic properties. In such markets, we compete primarily with Daiichi Kigenso Kagaku Kogyo (DKKK) of Japan, Rhodia of France, Molycorp of Canada and Tosoh of Japan.

Gas Cylinders Division

Our Gas Cylinders division sells products under two core brands: Luxfer Gas Cylinders and Superform. The Gas Cylinders division represented 48% and 23% of our total revenue and trading profit, respectively, in 2012. The table below shows the products, applications and principal markets and illustrative customers and end-users within each brand in the Gas Cylinders division.

Products	Application/principal markets supplied	Illustrative customers and end-users
Luxfer Gas Cylinders:
High-pressure aluminum and composite gas containment cylinders	Medical Beverage Fire extinguisher	BOC Linde, Air Products Coca-Cola, Pepsi Ansul (Tyco), Chubb/Kidde (UTC)
	Fire-fighters breathing apparatus	Scott International (Tyco), MSA, Sperian (Honeywell)
	Industrial gases Scuba Alternative fuels Bulk gas transportation	BOC Linde, Air Liquide XS Scuba Agility Fuel Systems IGX-GTM Technologies
Superform:
Superplastically-formed products	Aerospace	BF Goodrich (UTC), Lockheed Martin, BAE Systems, Honeywell
	Automotive	Rolls-Royce (BMW), Aston Martin, Morgan, Bentley (VW)
	Medical	Siemens
	Rail	Bombardier

The principal geographic markets for the Gas Cylinders division are the United States, Europe and Asia Pacific and the percentage of sales revenue by geographic destination and geographic origin and by end-markets for 2011 is shown below:

Gas Cylinders Division—Revenue by Geographic Destination
2012

Geographic Region	Percentage of Gas Cylinders Revenue
North America	40%
Euro zone	18%
Asia Pacific	15%
Non Euro Zone & Other Europe	6%
United Kingdom	18%
South & Central America	3%

 Gas Cylinders Division—Revenue by Geographic Origin
2012

Geographic Region	Percentage of Gas Cylinders Revenue
North America	51%
United Kingdom	30%
Euro Zone	17%
Asia Pacific	2%

Gas Cylinders Division—End-Market Sales Analysis
2012

End-Market	Percentage of Gas Cylinders Revenue
Environmental:
Aerospace—Lightweight Materials	6%
Alternative Fuels	9%
Automotive—Lightweight Materials	5%
Rail—Lightweight Materials	2%

Environmental Total	22%

Healthcare:
Oxygen	20%
Medical Equipment	1%

Healthcare Total	21%

Protection:
SCBA	24%
Fire	9%
Defense	2%
Scuba	2%

Protection Total	37%

Specialty:
Industrial Gases	11%
Other	9%

Specialty Total	20%

Divisional and geographical information relating to revenue is disclosed in note 2, "Revenue and segmental analysis" of the Consolidated Audited Financial Statements, attached to this Annual Report.

  Luxfer Gas Cylinders

Luxfer Gas Cylinders manufactured and sold approximately 2.2 million cylinders in 2012, making us, we believe, the largest manufacturer of portable high pressure aluminum and composite cylinders worldwide. The business has achieved its leadership position through a long history of innovation and a commitment to setting a leading standard in product specifications and customer service. In 2012, we manufactured gas cylinders at seven manufacturing facilities: two in the United States and one each in the United Kingdom, France, Germany, Canada and China. In 2009, we established a presence in India through a 51% interest in a joint venture with a local business partner based in Delhi. All of our Luxfer Gas Cylinder manufacturing facilities also maintain sales and distribution functions. We have also established sales, distribution and service centers in Australia and Italy.

Overall growth in the Luxfer Gas Cylinders business has historically been driven by the inherent benefits of aluminum over steel for high pressure cylinders and, in 2012, sales of our aluminum cylinders accounted for approximately 41% of Gas Cylinders divisional revenue. Steel was the first material used for the containment of high pressure gas, but aluminum cylinders have the following recognized benefits:

  •
  Lightweight (up to 40% lighter than steel for most applications);

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  Non-corroding and non-reactive (ideal for maintaining gas purity);

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  Considered by many to be more cosmetically attractive than steel (desirable for domestic fire extinguishers, medical and scuba applications); and

  •
  Non-magnetic, allowing for safe use near powerful magnets used by some diagnostic equipment.

Luxfer Gas Cylinders has also led the industry's development of carbon composite cylinders, which include thin-walled aluminum lined cylinders wrapped in carbon fiber and, in 2012, sales of our composite cylinders accounted for approximately 43% of Gas Cylinders divisional revenue. Over the last decade, our composite cylinder business has enjoyed higher growth rates and stronger margins than our aluminum cylinder business. We believe demand for carbon composite cylinders will continue to grow driven by many of the additional benefits of carbon composite cylinders over aluminum and steel, namely the following:

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  Carbon composite cylinders are generally only one-third the weight of a comparable steel cylinder; and

  •
  High strength-to-weight ratio enabling increased pressure to be used for the same size cylinder, thereby increasing its volume capacity.

Demand has been driven by increased usage by the emergency services sector which is attracted to the advantages of the lightweight characteristics for life-support applications. Therefore, we see further growth opportunities in composite cylinders and associated new specialty products such as our patented SmartFlow flow control device, currently under development, and in alternative-fuel cylinder technology.

Luxfer Gas Cylinders has a very broad customer base, both geographically and by number. In total, the top ten customers accounted for 48% of the Gas Cylinder division's revenue in 2012. The division's largest customer accounted for 11% of its revenue in 2012. Customers in certain markets such as the medical, SCBA and fire extinguisher markets tend to be highly concentrated as there are relatively few end-user distributors. Within the SCBA market, we have achieved a very high level of market penetration by providing composite gas cylinders to the three major suppliers to the Western market, which we believe supply approximately 90% of the U.S. market: MSA, Tyco and Sperian (Honeywell).

Supported by a strong worldwide distribution network, we believe that Luxfer Gas Cylinders is the most global manufacturer of high pressure aluminum and composite gas cylinders worldwide. Over recent years, the high pressure gas cylinder market has been subject to some consolidation. Over the last three years, Worthington Industries, originally a steel cylinder competitor in the United States and Europe, has purchased three U.S. based competitors, the composite cylinder manufacturer SCI and two small aluminum cylinder manufacturers, Piper Metal Forming and Hy-mark Cylinders. Other competitors include Catalina

Cylinders, an aluminum cylinder manufacturer in the United States, Faber, a steel and composite manufacturer from Italy, and MES Cylinders, an aluminum cylinder competitor based in Turkey. In the alternative fuel cylinder sector, our main competitor is the Norwegian-owned Hexagon Composites, which produces composite cylinders for CNG-powered vehicles. In September 2012, Luxfer purchased Dynetek Industries, a specialist manufacturer of alternative fuel systems, with plants in Canada and Germany.

In Asia, the market for aluminum cylinders is less developed and the larger competitors are predominantly steel-focused. Larger manufacturers include Everest Kanto Cylinder, based in India, and Beijing Tianhai Industry, based in China. However, the use of composite cylinders is growing in the Asia Pacific region and several competitors are now also manufacturing composite cylinders.

  Superform

Superform developed the superplastic forming process, wherein controlled heat and air pressure are applied to special aluminum alloy sheets to elongate and form them into complex, bespoke shapes. These light, complex-shaped aluminum and carbon composite components are principally for use in the specialist automotive, electronics, aerospace, medical and rail transportation end-markets. Although superplastically-formed aluminum components are currently a relatively small, niche market, we believe that Superform is the largest independent supplier of such superplastically-formed aluminum components in the western world. Superform has operations in the United Kingdom and the United States.

Superform offers customers highly customized project development with the freedom to create complex geometric shapes that conventional stamping equipment cannot produce. Superform's technology is particularly well-suited to the manufacture of low to medium volumes of complex shapes in aluminum and composite materials, where the advantage of low-cost tooling resulting from the low-impact, low-pressure process more than offsets a generally higher component price than alternatives because of the material and length of process. The nature of this precision manufacturing process is conducive to highly machined aerospace and specialty automotive parts. The Superform business is also now offering titanium formings, and is working with the magnesium operations within our Elektron division to develop the market for ultra-lightweight magnesium superplastically-formed parts for our customers.

Demand in our Superform business has grown generally due to the automotive industry's increasing need to reduce weight in vehicles. In addition, demand has also grown as a result of an increasing variety of automotive bodywork in terms of shapes and sizes, especially in specialty and limited-edition automobiles, and, in 2012, Superform sales accounted for approximately 14% of Gas Cylinders divisional revenue.

Superform's customers tend to vary with the specific projects that it undertakes, but its key end-markets are aerospace, specialty automotive, rail transport and medical equipment.

As Superform invented the superplastic forming process, direct competition with our technology tends to be limited. Competition mainly arises from alternative technologies such as cold pressing and hydroforming. Cold pressing uses standard alloys and high-tonnage presses with matched tooling. While the cold pressing process is very rapid, taking only a few seconds, and the materials are relatively inexpensive, both the press and tooling are heavy and expensive, while the capability of the process is limited as pressing deep shapes using this process can excessively thin, or even tear, the material. Hydroforming is a specialized type of die forming that uses a high pressure hydraulic fluid to press material into a die at room temperature. A sheet of aluminum is placed inside a negative mold that has the shape of the desired end product. Hydraulic pumps then inject fluid at very high pressure, which forces the sheet of aluminum into the mold. The process is slower than cold pressing but uses less energy.

KTK in China is a competitor, and Magna International has established a forming operation in Ireland targeting slightly higher volume applications and using slightly different technology. Ford and Audi have in-house "fastforming" capabilities, which is a hybrid process in which a medium-duty cold press is first used to produce a partially formed part, which is then finished using a superforming process. In addition, Boeing purchased a license to use our then-still-patented Superforming process from us in 1998, providing them with in-house superforming capability.

Our Key End-Markets

Environmental (41% of 2012 Revenue)

We believe many of our products serve a growing need to protect the environment and conserve its resources. Increasing environmental regulation, "green" taxes, and the increasing cost of fossil fuels have driven growth in this area. Our Elektron lightweight magnesium alloys and lightweight Superform aluminum, magnesium and titanium panels and components made with our alloys are widely used in aircraft, trains, trucks, buses and cars to reduce weight and improve fuel efficiency. Our composite gas cylinders are used in CNG-powered vehicles. For many years, we have sold zirconium-based chemicals for catalytic converters in gasoline engines, and we have recently developed similar products for the catalysis of emissions from diesel engines. Our zirconium chemical products are used to remove heavy metals (e.g., arsenic) from drinking water and have recently been developed to do the same from industrial effluent.

Area of focus	Product	End-Market Drivers
Alternative Fuels	• CNG fuel cylinders • Exhaust catalysts • CO2 capture • Bulk gas transportation cylinders	• "Clean air" initiatives • Abundance of natural gas • Favorable tax treatment • Increasing CNG filling infrastructure
Environmental Catalysts (cleaning of exhaust emissions)	• Zirconium compounds with specific properties used in auto-cat washcoats	• Emissions legislation generally • Application of tighter regulations on diesel engines in United States and Europe • Cost effective for vehicle manufacturers as they avoid using precious metals
Specialty/High end Automotive	• Superformed complex body panels, door inners and other components • Magnesium extrusions	• Fuel efficiency for a given level of performance • Increased flexibility to vehicle designers • Strong demand for top-end cars from wealthy individuals in emerging markets
Recycling	• Recycling service converting magnesium scrap into good die-casting ingot	• Marketing "whole of life" costing for vehicles • Legislation requiring recycling at end of vehicle's life cycle
Sensors, piezoelectrics and electro-ceramics	• Zirconium-based ceramic materials used in sensors of engine management systems	• Engine efficiency • Control of exhaust gases

Area of focus	Product	End-Market Drivers
Water purification	• ISOLUX technology (removal of heavy metals from drinking water)	• Tightened World Health Organization guidelines on levels of heavy metals in drinking water and associated legislation
Rail transport	• Superformed train front cab and internal components	• Government investment in public transport • Fuel efficiency • Safety requirements moving from plastic to metal for internal components
Military and civil aerospace	• Superform (wing leading edges, engine nacelle skins) • ELEKTRON aerospace alloys in cast, extruded, and sheet form	• Growing aircraft build rate • Increasing cost of fuel
Helicopters	• Magnesium sand casting alloys, superformed panels	• Light-weighting • Fuel efficiency
Paper	• Bacote and Zirmel, both formaldehyde-free insolubilizers that aid high quality printing	• Elimination of toxic chemicals

Healthcare (12% of 2012 Revenue)

We have a long history in the healthcare end-market and see this as a major area of opportunity for new product technologies. We believe we offer the world's most comprehensive range of cylinders designed to contain medical gases, including specialized composite cylinders popular in emergency medical services. Our materials are also being used in medical treatments and are featured in certain medical equipment, including MRI scanners. Our recently announced innovations, which are still in development, include the lightweight IOS medical oxygen delivery system featuring our patented L7X higher-strength aluminum alloy and carbon composite cylinders integrated with our patented SmartFlow valve-regulator technology. We have also developed a bio-absorbable magnesium alloy branded SynerMag to be used for vascular intervention and skeletal tissue repair and zirconium MELSorb materials for use, among other things, as the active ingredient in the development of wearable dialysis equipment.

Area of focus	Product	End-Market Drivers
Medical Gases	• Portable aluminum and composite cylinders • Medical oxygen delivery system

•

Growing use of medical gases

•

Shift to paramedics, who need portable, lightweight products

•

Growing trend to provide oxygen therapy in the home and to keep patients mobile

•

Increasingly aging population

•

Increase in respiratory diseases

Area of focus	Product	End-Market Drivers
Medical Equipment Casings	• Superformed panels (e.g. for MRI scanners)	• Growing use of equipment using powerful magnets and consequent need for non-ferrous, but hygienic casings
Pharmaceutical Industry	• Magnesium powders as a catalyst for chemical synthesis called the Grignard process	• Growth in pharmaceutical industry
Orthopedics	• Magnesium sheets	• Improved mobility through use of easy-to-wear, lightweight braces and trusses
Sorbents	• Melsorb material as active ingredient in wearable dialysis equipment	• Growth in kidney problems • Need to reduce time spent in hospital on dialysis • Invention of AWAK (wearable artificial kidney)

Protection Technologies (24% of 2012 Revenue)

We offer a number of products that are used to protect individuals and property. Principal factors driving growth in this end-market include increasing societal expectations regarding the protection of individuals and armed forces personnel, tightening health and safety regulations and the significant cost of investing in and replacing technologically-advanced military property. We manufacture ultra-lightweight breathing-air cylinders that lighten the load on emergency services personnel working in dangerous environments, miniature cylinders for use in personal escape sets, aluminum cylinders for fire extinguishers and lightweight composite cylinders used to inflate aircraft emergency escape slides. Our ultra-fine atomized magnesium powder is a principal ingredient in counter-measure flares used to protect aircraft from heat-seeking missiles. Further, we are currently developing lightweight magnesium alloy armor plates for use on personnel carriers and patrol vehicles.

Area of focus	Product	End-Market Drivers
Life support breathing apparatus	• Composite gas cylinders used in SCBA

•

Increased awareness of importance of properly equipping fire-fighting services post 9/11

•

Demand for lightweight products to upgrade from heavy all-metal cylinders

•

Periodic upgrade of New U.S. National Institute for Occupational Safety and Health standards and natural replacement cycles

•

Asian and European fire services looking to adopt more modern SCBA equipment

Area of focus	Product	End-Market Drivers
Fire protection	• Cylinders (carbon-dioxide-filled fire extinguisher)	• New commercial buildings • Cylinder replacement during annual servicing
Countermeasures	• Ultra-fine magnesium powder for flares used in the protection of fixed wing aircraft and helicopters from attack by heat-seeking missile	• Use in training and combat • Maintenance of fresh reserve stocks of countermeasure powders
Military Vehicles	• ELEKTRON magnesium alloys in cast, rolled, and extruded form	• Maintaining high level of protection while reducing weight to improve maneuverability and fuel economy

Specialty Technologies (23% of 2012 Revenue)

Our core technologies have enabled us to exploit various other niche and specialty markets and applications. We are a leading producer of magnesium photo-engraving plates used by graphic arts printers and sign makers to produce high-quality packaging (e.g., book covers, labels for bottles of high-end spirits). We have also developed a range of cylinders for specialty applications, including inert-inner gas cylinders for rare gas and high-purity gas applications such as in the manufacture of semiconductors and other electronic products. Other applications include gas cylinders for portable welding and cutting equipment, carbon dioxide cylinders for beverage dispensing and cylinders for leisure applications such as paintball.

Area of focus	Product	End-Market Drivers
Specialty Industrial Gases	• Inert-interior aluminum cylinders for the electronics industry	• Semiconductor industry • Oil exploration
Graphic Arts	• Photo-engraving plates	• Focus on luxury packaging as part of marketing high-end products
Leisure activities	• Cylinders for leisure markets including paintballing, dragster racing	• Leisure time • Growth of middle class in emerging markets
General Engineering	• Magnesium billets, sheets, coil, tooling plates • Ceramic compounds	• Economic growth

Suppliers and Raw Materials

Elektron

The key raw materials used by our Elektron division are magnesium, zircon sand and rare earths.

The world market for magnesium is around 800,000 metric tons per year, with China being the dominant country of supply, representing around 80% of world supply. Western primary production is, however, significant, with U.S. Magnesium based in the United States, Dead Sea Magnesium based in Israel, RIMA Industrial based in Brazil and two smelters in Russia. We purchase approximately half of our magnesium needs from China. We use only U.S. sourced materials for U.S. production for sale in the United States and in key markets like military applications, where U.S. and Canadian material and technology sourcing is mandatory. In 2010, we entered into a five-year magnesium supply contract with back-to-back pricing to support contracts for U.S. military countermeasure applications.

We purchase zircon sand for direct processing from suppliers based in Australia and South Africa and buy an intermediate zirconium product from various suppliers in China. Zircon sand is a by-product of mining for titanium dioxide, and global production is estimated at approximately 1.2 million metric tons. We purchase around 6,000 metric tons of zircon sand per annum. We purchase only zircon sand of the highest-quality grades from Rio Tinto in South Africa and Iluka in Australia. We also purchase intermediate zirconium chemicals from suppliers in China. We decide whether to purchase intermediate zircon or directly process zircon sand ourselves based on market prices, which determines the amount of zircon sand that we buy.

There are 17 rare earth metals that are reasonably common in nature and are usually found mixed together with other mineral deposits. Their magnetic and light-emitting properties make them invaluable to high-tech manufacturers. Demand for rare earths has expanded over the last few years because they serve as key inputs in the manufacturing of a number of zirconium chemical and magnesium alloy products, but our main requirement is for cerium for use in automotive catalysis compounds, where it has particular oxygen storage capabilities.

Following a decade or more of low prices that drove most Western mines out of business, China developed a virtual monopoly on supply, producing 97% of the world's supply of rare earths in 2009. Supply of rare earths from China has been impacted since mid-2010 by Chinese export quotas, which limit the export of these raw materials from China, resulting in significant increases in pricing, including an increase in the price of cerium carbonate, priced in rare earth oxide contained weight, from $10 per kilogram in May 2010 to a peak of $270 per kilogram in July 2011. The high prices appear to have destroyed low-value applications, and the Chinese export quotas are not, at present, a supply constraint. During the second half of 2011 and throughout 2012, rare earth prices fell, with cerium carbonate ending 2012 at approximately $28 per kilogram. In an effort to protect ourselves and our customers from significant fluctuation in the pricing of rare earths, we are being proactive in arranging sourcing of a growing proportion of our rare earths from non-Chinese suppliers. There are many projects currently underway to mine and refine rare earths outside China, and we have commenced discussions with a small number of potential suppliers, which are currently in the process of developing production capability. We expect two Western-based producers to be in the market in early 2013. Notwithstanding the extremely large impact of the peak in rare earth pricing, we have been able to recover the rise in these rare earth costs through a customer surcharge.

Gas Cylinders

The largest single raw material purchased by the Gas Cylinders division is aluminum. In 2012, we purchased 70% of our aluminum needs from Rio Tinto Alcan and its associated companies. Aluminum costs were 66% of the division's raw material costs in 2011.

Since 2005, the cost of aluminum has been somewhat volatile, with several periods of high pricing, which has required us to implement significant price increases on our products. While we pass on most of the price increases to our customers, in some cases through contractual cost-sharing formulas, we have found that passing on price increases can be more difficult, or takes longer, for certain products that are more commoditized, such as cylinders for use as fire extinguishers. As a result, we have historically hedged a portion of our exposure to fluctuations in the price of aluminum.

As a means of hedging against increases in the price of aluminum, we use fixed price supply contracts made directly with Rio Tinto Alcan, supplemented with hedging on the London Metal Exchange ("LME") through the use of LME derivative contracts. Typically, we agree to a price directly with Rio Tinto Alcan when placing orders for delivery of metal within the following eighteen months based on the prices quoted on the LME. We place these orders progressively and thereby gradually build our hedge position. As of

December 31, 2012, fixed price purchase contracts covered approximately 15% of our estimated primary aluminum needs for the following twelve months and LME derivative contracts covered approximately 50% of our estimated primary aluminum needs for the following twelve months The sheet used in the Superform operations is specialized and sourced from a number of different suppliers and distributors. Some highly specialized aluminum sheet is manufactured in-house by our Elektron division using equipment designed for casting and rolling of magnesium sheet.

Other key materials include carbon fiber used in composite products. The main suppliers of these materials are Toray and Mitsubishi. Increased demand for carbon fiber in the United States for commercial aerospace and military applications has led to carbon fiber shortages in recent years. We have built up relationships with these suppliers through providing them predictable requirements and fixed price annual contracts to encourage the successful procurement of our required quota for high-strength carbon fiber.

Environmental Matters

Our facilities, as with most manufacturing facilities, are subject to a range of environmental laws and regulations, including those relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous waste and the remediation of contamination associated with the current and historic use of hazardous substances or materials. If a release of hazardous substances or materials occurs on or from our properties, processes or any off-site disposal location we have used, or if contamination from previous activities is discovered at any of our locations, we may be held liable for the costs of remediation, including response costs, natural resource damage costs and associated transaction costs. We devote considerable efforts to complying with, and reducing our risk of liability under, environmental laws, including the maintenance of a detailed environmental management system.

In view of their long history of industrial use, certain of our facilities have areas of soil and groundwater or surface water contamination that require or are anticipated to require investigation or remediation.

Magnesium Elektron, Swinton, U.K.    A dedicated landfill has been adjacent to our Swinton, Manchester plant for over sixty years. Following a review, we decided to close the landfill and ship our continuing waste to commercial landfills off-site. A detailed closure plan for the landfill was approved in June 2011 with the EA as the relevant regulator. The remediation process began in the second half of 2012 and we estimate that it will require a further cost of $1.8 million to achieve closure, which amount is covered by a specific reserve in the books. This expenditure is likely to be spread over 2013 to 2014, with closure being undertaken by an independent third party contractor.

Magnesium Elektron CZ, Litvinov, Czech Republic.    Dross is a by-product of our production process. As a result of the local Czech environmental agency withdrawing permission for the previous disposal route, we began to stockpile significant quantities of the waste in 2007. The local environment agency also insisted on additional measures regarding the safe disposal of waste dross and a limit to the amount being held on-site. We began to address the issue in 2008 by installing a dross processing plant, at a cost of $0.8 million, to deal with this waste stream in an environmentally acceptable way. The recovery process involves crushing the dross waste and then extracting the magnesium to leave a residual powder. The process has proven successful with better than anticipated metal recovery and yields. The recovered metal is fed back into our main production process, which has resulted in a significant cost reduction benefit to the business. We have obtained approval to sell the powder as a soil supplement or fertilizer and sold over 500 metric tonnes for this purpose in 2012. At the end of 2012 we had accrued $0.5 million for the disposal of the powder, but this may not be required if the feedback from farmers regarding the soil supplement is positive.

MEL Chemicals, Swinton, U.K.    In 1998, MEL Chemicals identified radioactive scale (or mineral buildup) contaminating pipes, valves and tanks in a redundant ion exchange plant. The zircon sand used by the operation contains low-level naturally occurring radioactive material, which has become concentrated in the scale. More recently, radioactive hotspots were identified in an unused building on the site that had previously been used for the storage of a radioactive material. We have accrued $0.9 million to cover the estimated cost of removal and subsequent disposal for both of these matters, with a remediation plan being implemented in 2013. The relevant areas are isolated, have been clearly quarantined and are off limits to site personnel.

MEL Chemicals, Flemington, NJ.    We have requested permission to collapse the sides of an old settling pond and, as a pre-condition, have been required by the New Jersey Department of Environmental Projection to undertake sampling of the soil that lay under the old pond liner. The total cost is expected to be between $0.2 million to $0.3 million.

MEL Chemicals, Flemington, NJ.    We are investigating the presence of dissolved salts in groundwater adjacent to our plant as to whether it has been caused by activity on our site. At this point, we believe that the majority of the salts being detected off-site are naturally occurring. Meanwhile, as a goodwill gesture, we are supplying bottled water to the few adjacent properties that would otherwise use well-drawn drinking water.

Redditch, U.K.    In 2000, civil works carried out at the BA Tubes plant in Redditch were undertaken as part of the facility's capital expenditure program. Under the United Kingdom's Integrated Pollution Control regime, and at the request of the EA, soil samples were taken that revealed significant ground water contamination. Further investigations suggest that there were two historic spillages of large quantities of trichloroethylene prior to our ownership of the business. In 2008, the site was designated as a "special site" under the contaminated land regime in England and Wales, which makes the EA responsible for the management and oversight of site assessment and remediation. Various potential treatments have been evaluated and we have presented an action plan for voluntary remediation to the EA, the first elements of which have been implemented. We are working to deliver a long-term improvement plan. Since 2008, there has been no industrial activity on the Redditch site. In 2010, we contracted to demolish the buildings at the site and, as part of this process, incurred environmental remediation costs of $0.3 million. As of December 31, 2012, we had a specific provision of $1.0 million to cover the future costs that would not be of a capital nature. It is expected that remediation will take several years.

General Issues.    Under the U.S. Superfund Law or similar laws, we may be subject to liability with regard to on-site contamination and off-site waste disposals. The costs and liabilities associated with the identified matters above are not currently expected to be material. However, because additional contamination could be discovered or more stringent remediation requirements could be imposed in the future, there can be no assurance that the costs and liabilities associated with further environmental investigation and clean-up in respect of these matters will not be material.

We have made and will continue to make expenditures on environmental compliance and related matters. In 2012, we spent $0.9 million on environmental remediation.

We estimate that our expenditures on environmental matters could be approximately $1.8 million in 2013. These expenditures primarily relate to closure of the Swinton landfill and the remediation at the Redditch site. The exact timing of these expenditures is still uncertain and they may get delayed, reducing the expenditures in 2013 and pushing work into 2014 and later years. Since the magnitude of environmental problems often become clearer as remediation is undertaken, the actual cost of such remediation could be higher than our estimate. The nature of the cost is also difficult to fully ascertain, and we may capitalize some costs because the remediation work enhances the value of the land we own.

We have taken the future estimated environmental remediation expenditures into account in our ongoing financial planning, and expect to fund the expenditures from the operating cash we generate. Based on the information currently available to us, we do not believe that there are any other environmental liabilities or issues of non-compliance that will have a material effect on our consolidated financial position or results of operations. Future changes in environmental laws and regulations or other developments could, however, increase environmental expenditures and liabilities, and there can be no assurance that such costs and liabilities in any given year will not be material.

U.S. Greenhouse Regulations.    The USEPA has begun regulating the emissions of greenhouse gases. In 2009 and 2010, the USEPA promulgated new greenhouse gas reporting rules, requiring certain facilities that emit more than 25,000 tons of carbon dioxide equivalents ("CO2e") to prepare and file annual reports beginning in 2011. In addition, on May 13, 2010, the USEPA issued a new "tailoring" rule, which imposes additional permitting requirements on certain stationary sources emitting over 75,000 tons per year of CO2e. The USEPA is also considering additional rulemaking to apply these requirements to broader classes of emission sources, such as facilities with CO2e emissions greater than 50,000 tons per year, by 2012. Finally, several states, including states in which we operate such as New Jersey and California, have enacted or are considering enacting regulatory initiatives directed at reducing greenhouse gas emissions, such as "cap and trade" laws. While the ultimate impact of these new greenhouse gas emissions rules on our business is not yet known, it is possible that these new rules could have a material adverse effect on our results of operations and financial condition because of the costs of compliance.

Environmental Management Systems.    Following the completion of the Management Buy-In, we retained independent environmental consultants RPS to design and implement an Environmental Management System ("EMS") for the purpose of monitoring and taking remedial action in respect of the issues which were identified in the course of the Management Buy-In due diligence. This work led to the adoption of a corporate environmental policy and the development of an EMS manual used by all the facilities acquired at that time. Subsequent to the original Management Buy-In, all acquired facilities have been the subject of stringent environmental due diligence.

On all sites, we continued during 2012 to take a proactive approach to environmental issues and completed a number of projects to reduce the potential environmental impacts of issues identified in previous base-line reviews. We intend to certify all of our larger sites as ISO 14001-compliant. As of December 31, 2011, twelve sites had achieved this objective.

Seasonality

We have little aggregate exposure to seasonality in respect of demand for our products. However, we have shutdown periods for most of our manufacturing sites during which we carry out key maintenance work on our plants and equipment. The shut-down periods typically last two weeks in the summer and one week around Christmas, and consequently lead to reduced levels of activity in the second half of the year compared to the first half. Third and fourth quarter revenue and operating profit can be affected by the shutdowns at our own plants or by shut downs of production by various industrial customers. In particular, we have found that our fourth quarter results are lower as many customers reduce their production activity from late November through December. However, the lower level of activity in December usually leads to lower levels of working capital and therefore stronger cash flow around the year-end period.

C.    Organizational Structure

The following is a list of the Luxfer Holdings PLC significant subsidiaries:

Name of company	Country of incorporation	Proportion of ownership interest
BA Holdings, Inc.*	United States	100%
Biggleswick Limited *	England and Wales	100%
Luxfer Group Services Limited *	England and Wales	100%
LGL 1996 Limited *	England and Wales	100%
BAL 1996 Limited *	England and Wales	100%
Hart Metals, Inc. *	United States	100%
Lumina Trustee Limited(1)	England and Wales	100%
Luxfer Australia Pty Limited *	Australia	100%
Luxfer Gas Cylinders Limited *	England and Wales	100%
Luxfer Gas Cylinders China Holdings Limited *	England and Wales	100%
Luxfer Gas Cylinders (Shanghai) Co., Limited *	Republic of China	100%
Luxfer Group Limited	England and Wales	100%
Luxfer Group 2000 Limited	England and Wales	100%
Luxfer, Inc.*	United States	100%
Luxfer Overseas Holdings Limited *	England and Wales	100%
Magnesium Elektron Limited *	England and Wales	100%
MEL Chemicals, Inc.*	United States	100%
Magnesium Elektron North America, Inc. *	United States	100%
Magnesium Elektron CZ s.r.o. *	Czech Republic	100%
MEL Chemicals China Limited *	England and Wales	100%
Niagara Metallurgical Products Limited *	Canada	100%
Reade Manufacturing, Inc.*	United States	100%
Luxfer Gas Cylinders S.A.S. *	France	100%
Luxfer Canada Limited *	Cananda	100%
Dynetek Europe GmbH *	Germany	100%

Other Investments:

Name of company	Country of incorporation	Proportion of voting rights and shares held
Nikkei-MEL Co Limited *	Japan	50%
Luxfer Uttam India Private Limited	India	51%
Dynetek Korea Co Limited *	South Korea	49%
Dynetek Cylinders India Private Limited *	India	49%
Luxfer Holdings NA, LLC	United States	49%

Subsidiary undertakings are all held by the Company unless indicated.

*
Held by a subsidiary undertaking.

(1)
Acts as bare trustee in connection with the 2007 share capital reorganization.

D.    Property Plant and Equipment.

We operate from 18 manufacturing plants in the United Kingdom, United States, France, Germany, Czech Republic, Canada and China. We also have joint ventures in Japan, South Korea and India. Our headquarters are located in Salford, England. Our manufacturing plants for our operations, as of December 31, 2012, are shown in the table below:

Division	Property/Plant	Principal products manufactured	Ownership	Approximate area (square feet)
Elektron
	Swinton, England (2 plants)	Magnesium alloys/Zirconium chemicals	Split Lease/Own	561,264
	Madison, IL	Magnesium sheet	Lease	803,795
	Findlay, OH	Photo-engraving sheets	Own	43,000
	Tamaqua, PA	Magnesium powders	Own	64,304
	Lakehurst, NJ	Magnesium powders	Own	78,926
	Flemington, NJ	Zirconium chemicals	Own	65,000
	Ontario, Canada	Magnesium powders	Lease	16,335
	Litvinov, Czech Republic	Magnesium recycling	Own	62,140
Gas Cylinders
	Nottingham, England	Aluminum cylinders	Lease	143,222
	Gerzat, France	Cylinders	Own	327,535
	Calgary, Canada	Composite Cylinders	Lease	65,500
	Dusseldorf, Germany	Composite Cylinders	Lease	47,361
	Worcester, England	Aluminum panels	Lease	66,394
	Riverside, CA	Composite cylinders	Lease/Own	125,738
	Graham, NC	Aluminum cylinders	Own	121,509
	Riverside, CA	Aluminum panels	Lease	49,836
	Shanghai, China	Cylinders	Lease	15,383

We have other locations in Australia and Italy that are involved in sales and distribution but not the manufacture of our products, as well as our headquarters in Salford, England. Our headquarters are approximately 5,500 square feet, and we hold our headquarters under a short-term lease.

Utilization of our main productive pieces of plant and equipment is generally high across our businesses. We can adjust capacity relatively easily by varying shift patterns and/or manning levels, and there are few areas where we are currently constrained such that major capital investment is required to add capacity. Our strategic growth projects may require additional capacity to be installed over the next three years depending on the degree to which such projects are successful. For example, if automotive manufacturers choose the diesel catalysis products that we developed jointly with Rhodia to meet new environmental regulations we may need to build a new production facility to meet this increased demand.

Item 4.A.    Unresolved Staff Comments

There are no written comments from the staff of the Securities & Exchange Commission which remain unresolved as of the date of filing this annual report with the commission.

Item 5.    Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with Item 3.A "Selected Financial Data", our audited consolidated financial statements and accompanying notes attached and appearing elsewhere in this Annual Report. Our audited consolidated financial statements have been prepared in accordance with IFRS-IASB.

The preparation of our audited consolidated financial statements required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties. See "Note 1—Accounting policies" to our audited consolidated financial statements included in this Annual Report for additional details on assumptions and estimates. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those identified under "Forward-Looking Statements" and "Risk Factors" and other factors discussed in this Annual Report.

A.    Operating Results

Results of Operations for the Years Ended December 31, 2012, 2011 and 2010

The table below summarizes our consolidated results of operations for the years ended December 31, 2012, 2011 and 2010, both in U.S. dollars and as a percentage of total revenue. For more detailed segment information, see "Note 2—Revenue and Segmental Analysis" to our audited consolidated financial statements.

	Year Ended December 31,
	2012		2011		2010
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in $ millions)	(%)	(in $ millions)	(%)	(in $ millions)	(%)
Revenue	$511.6	100.0%	$510.8	100.0%	$402.7	100.0%
Cost of sales	(385.7)	(75.4)%	(390.4)	(76.4)%	(305.1)	(75.8)%

Gross profit	125.9	24.6%	120.4	23.6%	97.6	24.2%
Other income	—	—	2.0	0.4%	0.1	0.0%
Distribution costs	(6.9)	(1.4)%	(7.3)	(1.4)%	(7.4)	(1.8)%
Administrative expenses	(50.1)	(9.8)%	(48.9)	(9.6)%	(44.5)	(11.1)%
Share of start-up costs of joint venture	(0.1)	(0.0)%	(0.2)	(0.0)%	(0.1)	(0.0)%

Trading profit(1)	$68.8	13.4%	$66.0	13.0%	$45.7	11.3%
Restructuring and other expense(2)	(2.1)	(0.4)%	0.2	0.0%	(0.8)	(0.2)%

Operating profit	$66.7	13.0%	$66.2	13.0%	$44.9	11.1%
Other income (expense):
Acquisition and disposal costs(2)	(0.8)	(0.1)%	(0.2)	(0.0)%	(0.4)	(0.1)%
Finance income:
Interest received	$0.2	0.0%	$0.2	0.0%	$0.2	0.1%
Gain on purchase of own debt	—	—	—	—	0.5	0.1%
Finance costs:
Interest costs	(6.7)	(1.3)%	(9.2)	(1.8)%	(9.6)	(2.4)%

Profit on operations before taxation	$59.4	11.6%	$57.0	11.2%	$35.6	8.8%
Tax expense	(17.0)	(3.3)%	(13.6)	(2.7)%	(9.9)	(2.5)%

Net income for the year	$42.4	8.3%	$43.4	8.5%	$25.7	6.4%

Adjusted net income for the year(3)	$45.0	8.8%	$43.4	8.5%	$26.1	6.5%

(1)
Trading profit is the "segment profit" performance measure used by our chief operating decision maker as required under IFRS 8 for divisional segmental analysis. Management also believes that the presentation of group trading profit is useful to investors because it is a key performance indicator used by management to measure financial performance. Trading profit is defined as operating profit before restructuring and other income (expense). See "Note 2—Revenue and segmental analysis" in our audited consolidated financial statements attached to this Annual Report.

(2)
For further information, see "Note 5—Other income (expense) items" in our audited consolidated financial statements attached to this Annual Report.

(3)
Adjusted net income for the year is a non-gaap measure and is used to provide an alternative net income measure for measuring earnings per share. See note 10 of the audited consolidated financial statement attached to this Annual Report and Item 3 A., "Selected financial data", foot-note (6) of this Annual Report for a reconciliation to net income for the year.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue.    Our revenue from continuing operations was $511.6 million in 2012, an increase of $0.8 million from $510.8 million in 2011. This increase includes the effect of a $29.3 million reduction in revenue resulting from the rare earth surcharges to zirconium chemical customers that our Elektron division used to recover the increased cost of rare earths, which spiked in price in the third quarter of 2011 and subsequently reduced significantly to more normal market levels. Accordingly, the surcharge levied to recover these previous cost increases reduced in 2012 as the cost of the rare earths decreased. Excluding the rare earth surcharge and impact of exchange rate translation (a $6.2 million loss on revenue attributable to a stronger average U.S. dollar exchange rate used to translate revenues from operations outside the United States), the increase in revenue at constant translation exchange rates was $36.3 million. This increase was a result of increased sales volumes combined with changes in sales mix, the acquisition of Dynetek, pricing and transactional exchange differences on export sales across a range of major market sectors.

Analysis of revenue variances from 2011 to 2012 for continuing operations

	Elektron	Gas Cylinders	Group
	(in $ millions)
2011 revenue—as reported under IFRS-IASB	$287.5	$223.3	$510.8
FX Translation impact—on non-U.S. operating results	(3.3)	(2.9)	(6.2)
Trading variances for ongoing operations—2012 v 2011	10.4	25.9	36.3
Rare earth surcharge variance	(29.3)	—	(29.3)

2012 revenue—as reported under IFRS-IASB	$265.3	$246.3	$511.6

The above table shows the change in each division's revenue between 2012 and 2011. It separates the impact of changes in average exchange rates on non-U.S. operations when translated into U.S. dollar consolidated results as well as the impact of the rare earth surcharge which we introduced in late 2010 to offset the impact of a substantial increase in the cost of certain rare earths. This surcharge was primarily applied to the sales of auto-catalysis chemicals used in catalytic converters. The Asian Metal Index quoted price for Cerium Carbonate (oxide contained), the principal rare earth used in these products, peaked at approximately $270 per kg in the third quarter of 2011, resulting in a surcharge of $69.8 million being levied on customers to recover the cost increases in 2011. The price of Cerium Carbonate began to reduce in late 2011 and continued to fall during 2012, closing at approximately $28 per kg by December 2012 The total rare earth surcharge levied in 2012 was $40.5 million.

The total revenue profile for the Group and the Elektron division has been distorted by the increase and subsequent decrease in the surcharge levied in 2011 and 2012 and is not indicative of the underlying performance of the Group and the Elektron division. The following discussion provides an explanation of our changes in revenue by division.

  Elektron

The Elektron division's revenue was $265.3 million in 2012, a reduction of $22.2 million from $287.5 million in 2011.Excluding the $3.3 million adverse translation exchange rate impact on revenue and excluding the decrease in revenue relating to the rare earth surcharge, the underlying increase in revenue at constant translation exchange rates was $10.4 million from 2011. This represents a revenue increase of 4.9%, on revenues in 2011, excluding the rare earth surcharge and adjusted for the translation impact.

Despite a decrease in overall volumes of 3%, a favorable mix of product sales resulted in magnesium revenue increasing, at constant exchange rates, by 5.2% in 2012 when compared to 2011. There was strong demand generally for our high-performance aerospace alloys in the United States, and we also benefited from the extension of a major helicopter gearbox refurbishment program. Following the successful installation of a new extrusion press at our U.K. magnesium operation, we were able to increase sales of extruded products by being able to manufacture and offer magnesium alloys extruded into shaped cross-sectional profiles. Sales of powders to the military for use in counter-measure flares increased in 2012 due to stronger demand from the U.S. military and increased export sales. Sales of our own-manufactured magnesium photo-engraving plate remained similar to those achieved in 2011, while sales of our traded non-magnesium photo-engraving plate, such as zinc and copper, increased over the same period. The downturn in the European automotive market resulted in a reduction in sales volumes of recycled magnesium while sales of commercial alloys were also down in 2012 compared with 2011.

Though overall sales volume of zirconium products reduced in 2012, excluding the effects of the surcharge revenue, revenues increased by 4.4% as a result of higher selling prices and an improved mix of products sold. Rare earths are primarily used in the manufacture of catalysts used in catalytic converters. As the costs of rare earths fell in 2012, customers reduced their inventory levels ahead of an expected future reduction in the surcharge. This, combined with an 8% reduction in demand for new cars within Europe in 2012, resulted in sales volumes of auto-catalyst products being less in 2012 than in 2011. This reduction was more than off-set by increased sales of: our industrial catalysts, as interest rose in our environmentally-friendly zirconium technologies; traditional oxide products used in ceramic and electro-ceramic applications; and ceramic and reactive chemicals that have a number of uses, including, for example, improving the energy efficiency of screens in electronic devices.

  Gas Cylinders

The Gas Cylinder division's revenue was $246.3 million in 2012, an increase of $23.0 million from $223.3 million in 2011. Excluding a $2.9 million adverse impact on revenue attributable to exchange rate translation the underlying revenue, at constant translation exchange rates, was $25.9 million, or 11.8%, higher than 2011.

While sales volumes of our aluminum gas cylinders decreased by 8% in 2012, total sales revenue of these products rose by 1.6% due to increased selling prices and a favorable mix of product sales. There were some encouraging growth signs in this sector with increased sales volumes of beverage, large industrial and scuba aluminum cylinders. These increases were offset by lower sales of smaller medical aluminum cylinders and reduced demand for lower-value fire extinguisher cylinders.

Sales volumes of our composite cylinders increased by 20% in 2012 compared to 2011. There was a significant increase in the sales of our patented L7X medical composite cylinders in 2012 when compared to 2011, mainly as a result of the finalization in late 2011 of the U.K. National Health Service tenders to supply the home oxygen therapy market and our subsequent selection as the provider of light-weight cylinders in 2012 to the newly appointed U.K. home oxygen service providers. We also saw significant growth in sales volumes of large composite cylinders used in alternative fuel vehicle systems and gas transportation modules in 2012 compared to the prior year. The increase in underlying alternative fuel cylinders was further augmented by our acquisition of Dynetek at the end of the third quarter of 2012.

Superform sales were slightly down by 2.5% in 2012 compared to 2011. Two major customers suffered weaker than expected demand for premium cars and the U.K. government cut back spending on rail infrastructure projects. U.S aerospace demand remained strong with new projects boosting sales demand.

Cost of Sales.    Our cost of sales was $385.7 million in 2012, a decrease of $4.7 million from $390.4 million in 2011. Excluding a translation gain of $5.5 million on cost of sales of non-U.S. operations, our cost of sales at constant translation exchange rates increased $0.8 million, or 0.2%, from 2011. The reduction in rare earth costs was offset by increases in other material costs and higher sales volumes in 2012 when compared to 2011.

Gross Profit.    Gross profit was $125.9 million in 2012, an increase of $5.5 million from $120.4 million in 2011. Overall gross profit margin increased to 24.6% in 2012 from 23.6% in 2011, reflecting the more favorable mix of products sold.

Distribution Costs.    Distribution costs were $6.9 million in 2012, a decrease of $0.4 million, or 5.5%, from $7.3 million in 2011. There was a translation gain on costs for non-U.S. operations of $0.2 million, and the underlying movement in costs at constant translation exchange rates was a decrease of $0.2 million, or 2.7%, reflecting the improved mix of higher value sales and some reduction in freight costs.

Administrative Expenses.    Our administrative expenses were $50.1 million in 2012, an increase of $1.2 million, or 2.5%, from $48.9 million in 2011. The translation to U.S. dollars from our non-U.S. operations decreased costs by $0.4 million. The underlying increase in costs of $1.6 million was due to the incorporation of Dynetek costs following the acquisition of the business, an increase in the net cost of spending on research and development (net of grants), marketing and advertising and general inflationary increases.

Share of start-up costs of joint venture.    In late 2009, we entered into a joint venture agreement to establish a manufacturing facility to produce gas cylinders in India. The joint venture has been accounted for using the equity method, as the partners have a contractual agreement that establishes joint control over the economic activities of the entity. The loss attributable to the start-up costs of the joint venture in 2012 was $0.1 million compared to $0.2 million in 2011.

Operating and Trading Profit.    Our operating profit was $66.7 million in 2012, an increase of $0.5 million, or 0.8%, from $66.2 million in 2011. Our trading profit was $68.8 million in 2011, an increase of $2.8 million, or 4.2%, from $66.0 million in 2011.

Analysis of trading profit and operating profit variances from 2011 to 2012 for continuing operations

	Elektron Trading Profit	Gas Cylinders Trading Profit	Group Trading Profit	Restructuring and other expense	Group Operating Profit
	(in $ millions)
2011—as reported under IFRS-IASB	$54.1	$11.9	$66.0	$0.2	$66.2
FX Translation impact—on non-U.S. operating results	(0.4)	—	(0.4)	—	(0.4)

2011—adjusted for FX translation	$53.7	$11.7	$65.4	$0.2	$65.6
Trading variances for ongoing operations—2011 v 2012	(0.7)	3.9	3.2	(2.3)	0.9

2012—as reported under IFRS-IASB	$53.0	$15.8	$68.8	$(2.1)	$66.7

The above table shows the change in each division's trading profit, group trading profit and operating profit between 2011 and 2012. The table also provides a reconciliation of group trading profit to group operating profit. The table separates the impact of changes in average exchange rates on non-U.S. operations when translated into U.S. dollar consolidated results.

Translating our non-U.S. operations into U.S. dollars has resulted in a decrease in our trading profit and operating profit of $0.4 million and $0.4 million, respectively, in 2012. This decrease represented 0.6% of the change in both trading profit and operating profit from 2012. At constant translation exchange rates, our trading profit increased by $3.2 million or 4.9% and our operating profit increased by $0.9 million or 1.4% in 2012.

Excluding the rare earth surcharge, revenue growth through both favorable pricing and volume changes had a significant benefit in 2012 when compared to 2011. As the cost of rare earths decreased in the year we had to carefully manage the level of surcharge charged to ensure that we were able to maintain profit margins. We also were able to achieve better underlying pricing across a wide range of products through a focus on both price increases and mix of products sold, including through the introduction of new products at price points that helped us to enhance our profitability. These volume and mix changes are further discussed by division below and in the revenue discussion. Together, these factors had a positive impact of $10.0 million on our trading profit and operating profit in 2012.

We had a number of cost changes that together resulted in reducing the increase in trading profit and operating profit by a net $6.8 million in 2012. The main reasons for these changes were as follows:

  •
  Our accounting charges for our defined benefit plans increased in 2012. The total impact on trading profit and operating profit was a $2.8 million additional charge when compared to 2011.The increase in retirement benefit costs reflects the increased actuarial costs of the U.K. and U.S. plans under IAS 19 accounting.

  •
  We had a decrease in central costs of $0.2 million, which related to the levy charged on the U.K. Luxfer Group Pension Plan by the Pension Protection Fund ("PPF"). The PPF applies a levy on all U.K. defined benefit pension plans to pay for the cost of U.K. plans that it takes over after a sponsor has gone into insolvency with an under-funded plan. The cost of the PPF levy for us was $1.5 million in 2012.

  •
  The overall impact of foreign exchange transaction rates on sales and purchases was a charge of $0.7 million, net of the benefit of utilizing foreign currency exchange derivative contracts.

  •
  Employment and other costs have increased by a net $3.5 million in 2012, reflecting additional costs in marketing, product development and maintenance of our operations.

The segment trading profit results by division are further explained in more detail below:

  Elektron

The Elektron division's trading profit of $53.0 million in 2012 was a decrease of $1.1 million from $54.1 million in 2011. Changes in exchange rates used to translate segment trading profit into U.S. dollars led to a $0.4 million decrease in 2012, and therefore profits at constant translation exchange rates decreased by $0.7 million, or 1.3%.

There was a positive benefit of $1.5 million in 2012 when compared with 2011 as a result of obtaining better underlying selling prices, as well as achieving a more favorable mix of sales . The cost of rare earths reduced in 2012 from the peak in the third quarter of 2011 of $270 per kg to approximately $28 per kg by December 2012. Managing this price reduction was as challenging as managing the price increases in the previous year. We believe we negotiated this volatile period in our cost base successfully, as, through the levying of the surcharge and careful control of our cost base and working capital, we were able to maintain our profit margins. We also benefited from a slight reduction in the cost of magnesium in 2012 through careful sourcing of material while the cost of other zirconium raw materials, including zircon sand, increased in cost during the year.

For 2011, the foreign exchange transaction rates on sales and purchases had a negative impact of $0.2 million, net of the benefit of utilizing foreign currency exchange derivative contracts, compared to 2011.

Accounting charges for the Elektron element of the defined benefit plans increased in 2012. The total impact on trading profit was a $1.7 million additional charge when compared to 2011.

The decrease in retirement benefit charges and PPF levy cost allocated to the Elektron division was $0.2 million in 2011. The allocation for the Elektron division was more than the allocation for the Gas Cylinders division because the former had more members in the relevant plans.

Other costs increased by a net $0.5 million in 2012 compared to 2011 and these include increased expenditures on research and development, maintenance and marketing costs.

  Gas Cylinders

The Gas Cylinders division's trading profit of $15.8 million in 2012 was an increase of $3.9 million from $11.9 million in of 2011, an increase of 32.8%. The exchange rates used to translate segment profit into U.S. dollars in 2012 were broadly similar to those in the previous year without any impact on profit.

The input costs of raw materials were similar in 2012 compared to 2011. Despite the reduction in overall cylinders sold, there was a favorable mix of products sold as well as an increase in the level of sales prices achieved in 2012 compared to 2012. The net impact of these factors was to increase trading profit by $8.5 million.

In 2012, the foreign exchange transaction rates on sales and purchases had a negative impact of $0.5 million, net of the benefit of utilizing foreign currency exchange derivative contracts, compared to 2011.

Accounting charges for the Gas Cylinders element of the defined benefit plans increased in 2012. The total impact on trading profit was a $1.1 million additional charge when compared to 2011.

Other costs increased by a net $3.0 million, which include increased expenditures on research and development, maintenance, sales and marketing costs and general inflation increases.

Restructuring and other income (expense).    In 2012, there was $2.1 million charge to restructuring and other income (expense) compared to a credit of $0.2 million in 2011. There were $1.1 million of costs incurred in relation to rationalization costs in the Gas Cylinders division and $0.2 million of costs have been incurred in relation to minor rationalization costs in the Elektron division. There was also a charge of $0.8 million to the income statement under IFRS 2 in relation to share options granted as part of the initial public offering.

In 2011, there was a credit of $0.2 million to restructuring and other income (expense). A past service credit of $1.6 million was recognized in 2011 in relation to pension plan changes undertaken by the Luxfer Group Pension Plan. In 2011, the Group incurred legal, audit and professional costs of $2.8 million in relation to our initial public offering. Of this, $1.4 million was expensed in the year mainly in relation to historical audit work and $1.4 million in relation to regulatory and legal documentation to support the transaction was deferred to 2012.

Net acquisition and disposal costs.    In 2012, we incurred a non-operating charge of $0.8 million compared to $0.2 million in 2011. In 2012, there was also a net acquisition cost of $0.6 million recognized by the Gas Cylinders division in relation to the acquisition of Dynetek Industries Limited. The cost was comprised of acquisition costs of $0.8 million less a negative goodwill credit of $0.2 million. We also incurred $0.2 million in 2012 and in 2011 relating to a voluntary agreement with the Federal Trade Commission ("FTC") to sell and license a subset of our U.S. photo-engraving business to a third party after the acquisition of Revere Graphics Worldwide ("Revere") in 2007. The sale was achieved in late 2012.

Finance income—interest received.    Interest received was $0.2 million in 2012 and 2011. Interest received is generated by placing surplus cash on short-term deposit. In 2011, the interest received included $0.1 million of interest received from the loan note due to us from the buyers of our Speciality Aluminium division.

Finance costs—interest costs.    The finance costs of $6.7 million that we incurred in 2012 decreased from $9.2 million in 2011. The costs were lower as a result of the reduced level of indebtedness.

The finance costs we incurred in 2012 included $5.7 million of interest payable on our current financing facilities and $1.0 million of amortization relating to finance costs.

The finance costs we incurred in 2011 included $3.3 million of interest payable on our Senior Notes due 2012, $0.5 million of interest payable on our Previous Credit Facility, $3.8 million of interest payable on our current financing facilities and $1.6 million of amortization relating to finance costs.

Taxation.    In 2012, our tax expense was $17.0 million on profit before tax of $59.4 million. The effective tax rate was 28.6% on the profit before tax. Of the charge of $17.0 million, $11.1 million (18.7% effective rate) related to current tax payable and $5.9 million (9.9% effective rate) was a deferred taxation charge. In 2011, our tax expense was $13.6 million on profit before tax of $57.0 million. The effective tax rate was 23.9% on the profit before tax. Of the charge of $13.6 million, $11.8 million (effective rate of 20.7%) related to current tax payable and $1.8 million (3.2% effective rate) was a deferred taxation charge.

The effective rate of the current tax, which is the taxes that are payable on current year profits, fell, with more profits being generated in lower tax jurisdictions, such as the U.K, and continued use of tax credits for R&D expenditure. The deferred tax rate is higher, with the utilization of capital allowances and pension deficit payments, which are recognized as a deferred tax asset on the balance sheet and then charged to the income statement when utilized to reduce current tax payable.

Net income for the Financial Year.    Net income for the year was $42.4 million compared to $43.4 million in 2011, with the fall due to several one-off costs relating to the acquisition of Dynetek Industries and some IPO related costs, rather than due to lower trading profit. Adjusted net income, which excludes the after tax impact of these exceptional items, was $45.0 million up on the adjusted income for 2011 of $43.4 million.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenue.    Our revenue from continuing operations was $510.8 million in 2011, an increase of $108.1 million from $402.7 million in 2010. Included in this increase was $66.4 million of additional revenue charged by the Elektron division to zirconium chemical customers in the form of a surcharge in the face of a steep increase in the cost of rare earths as a result of export restrictions imposed by the Chinese government. Excluding the rare earth surcharge and impact of exchange rate translation (a $9.9 million gain on revenue attributable to a weaker average U.S. dollar exchange rate used to translate revenues from operations outside the United States), the increase in revenue at constant translation exchange rates was $31.8 million or 7.7%. This increase was a result of increased sales volumes combined with changes in sales mix, pricing and transactional exchange differences on export sales across a range of major market sectors.

 Analysis of revenue variances from 2010 to 2011 for continuing operations

	Elektron	Gas Cylinders	Group
	(in $ millions)
2010 revenue—as reported under IFRS-IASB	$203.5	$199.2	$402.7
FX Translation impact—on non-U.S. operating results	5.1	4.8	9.9

2010 revenue—adjusted for FX translation	$208.6	204.0	$412.6
Trading variances for ongoing operations—2011 v 2010	78.9	19.3	98.2

2011 revenue—as reported under IFRS-IASB	$287.5	$223.3	$510.8

The above table shows the change in each division's revenue between 2011 and 2010. It separates the impact of changes in average exchange rates on non-U.S. operations when translated into U.S. dollar consolidated results. The following discussion provides an explanation of our increase in revenue by division.

  Elektron

The Elektron division's revenue was $287.5 million in 2011, an increase of $84.0 million from $203.5 million in 2010. Excluding the $5.1 million favorable translation exchange rate impact on revenue and excluding the $66.4 million increase in revenue relating to the rare earth surcharge, the increase in revenue at constant translation exchange rates was $12.5 million, or 6.0%, from 2010.

In late 2010, we applied a rare earth surcharge on various products, primarily impacting the sales of auto-catalysis chemicals used in catalytic converters. We used these rare earth surcharges to protect our business from increased rare earth costs that we incurred during the period. Throughout 2011, management of the rare earth pricing bubble was critical to ensuring we maintained and grew operating profits. Higher sales prices were also needed to fully recover other inflationary costs, including energy, other raw material costs, including magnesium, zirconium compounds and other chemicals, increased labor costs and maintenance expenditure.

Out of the total revenue growth of 6.0% in 2011 when compared to 2010, our magnesium revenue grew by 4.9% and our zirconium revenue grew by 8.0%. Magnesium revenue growth was driven by an increase in recycle volumes with increased demand from the die-casting market servicing the German export-driven premium branded automotive industry. Demand for our high-performance aerospace alloys remained strong in the United States, and we started to benefit from being able to offer extruded parts from our newly commissioned extrusion press. Sales to Japan were impacted by reduced demand from customers as a result of the events following the earthquake and resulting tsunami earlier in the year. Sales of wrought and rolled products increased significantly as we expanded sales for our specialty industrial and aerospace applications.

Sales volumes of our own-manufactured magnesium photo-engraving plate remained similar to those achieved in 2010, while sales volumes of our traded non-magnesium photo-engraving plate, such as zinc and copper, decreased over the same period. Our primary focus continues to be promoting the benefits of our magnesium photo-engraving plate products, and although it is a mature market in western economies, growth in demand is driven by developing economies as they increase both the manufacture and sales of premium consumer products requiring high quality engraved packaging.

Though sales volume of zirconium products reduced in 2011, revenues were helped by higher selling prices. After a strong increase in volumes in 2010 and a further increase in the first half of 2011, zirconium volumes reduced in the second half of 2011, particularly as customers reacted to the high price of product containing rare earths. Further, there was a noticeable destocking by customers later in the year that impacted sales in the fourth quarter of 2011. The environmental auto-catalyst market was the main sector impacted by the rare earth surcharge and inventory destocking in the fourth quarter of 2011. New business development included areas away from auto-catalyst markets, such as industrial scale catalysis, where there is new demand and interest rose in our environmentally friendly zirconium technologies.

  Gas Cylinders

The Gas Cylinder division's revenue was $223.3 million in 2011, an increase of $24.1 million from $199.2 million in 2010. Excluding a $4.8 million favorable impact on revenue attributable to exchange rate translation, the increase in revenue at constant translation exchange rates was $19.3 million, or 9.5%, from 2010. This increase was primarily due to an increase in sales volumes.

Sales volumes of our aluminum gas cylinders increased by 5% in 2011. Sales volumes of our patented L7X aluminum cylinders for the medical market increased by 9% and sales volumes in some traditional applications like aluminum fire extinguisher cylinders, beverage cylinders and scuba cylinders also increased. There were some reductions in sales volumes of our aluminum industrial cylinders and our traditional aluminum medical cylinders.

Sales volumes of our composite cylinders increased by 6% in 2011 compared to 2010, the main growth coming from alternative fuel systems, medical oxygen, breathing apparatus and emergency escape sets, which are targeted at our strategic end-markets of Environmental, Healthcare and Protection Technologies, respectively.

Superform sales volumes of formed components (as opposed to tooling) increased by 13% in 2011 compared to 2010. This was mainly due to operational expansions over the past few years, driven by innovation in the size and complexity of superformed shapes that we can now provide and the demand for our specialized lightweight material solutions. New tooling design sales remained strong, giving us opportunities for future growth, and we have a number of new projects providing customers with superformed magnesium solutions using our Elektron division's alloys.

Cost of Sales.    Our cost of sales was $390.4 million in 2011, an increase of $85.3 million from $305.1 million in 2010. Excluding a translation loss of $7.8 million on cost of sales of non-U.S. operations, our cost of sales at constant translation exchange rates increased $77.5 million, or 25%, from 2010. The main reason for the increase was higher rare earth and other material costs and higher sales volumes in 2011 when compared to 2010.

Gross Profit.    Gross profit was $120.4 million in 2011, an increase of $22.8 million from $97.6 million in 2010. Overall gross profit margin decreased slightly to 23.6% in 2011 from 24.2% in 2010, which was a favorable result given the significant increase in raw material costs.

Distribution Costs.    Distribution costs were $7.3 million in 2011, a decrease of $0.1 million, or 1.4%, from $7.4 million in 2010. There was a translation loss on costs for non-U.S. operations of $0.3 million, and the underlying movement in costs at constant translation exchange rates was a decrease of $0.4 million, or 5.2%, despite the increased sales activity and more goods being transported to customers.

Administrative Expenses.    Our administrative expenses were $48.9 million in 2011, an increase of $4.4 million, or 9.9%, from $44.5 million in 2010. The translation to U.S. dollars of costs from our non-U.S. operations at weaker exchange rates increased the costs by $1.0 million. The other increase in costs of $3.4 million was due to increased spending on research and development and marketing and advertising and general inflationary increases.

Share of start-up costs of joint venture.    In late 2009, we entered into a joint venture agreement to establish a manufacturing facility to produce gas cylinders in India. The joint venture has been accounted for using the equity method, as the partners have a contractual agreement that establishes joint control over the economic activities of the entity. The loss attributable to the start-up costs of the joint venture in 2011 was $0.2 million compared to $0.1 million in 2010.

Operating and Trading Profit.    Our operating profit was $66.2 million in 2011, an increase of $21.3 million, or 47.4%, from $44.9 million in 2010. Our trading profit was $66.0 million in 2011, an increase of $20.3 million, or 44.4%, from $45.7 million in 2010.

Analysis of trading profit and operating profit variances from 2010 to 2011 for continuing operations

	Elektron Trading Profit	Gas Cylinders Trading Profit	Group Trading Profit	Restructuring and other expense	Group Operating Profit
	(in $ millions)
2010—as reported under IFRS-IASB	$33.5	$12.2	$45.7	$(0.8)	$44.9
FX Translation impact—on non-U.S. operating results	0.6	0.2	0.8	—	0.8

2010—adjusted for FX translation	$34.1	$12.4	$46.5	$(0.8)	$45.7
Trading variances for ongoing operations—2011 v 2010	20.0	(0.5)	19.5	1.0	20.5

2011—as reported under IFRS-IASB	$54.1	$11.9	$66.0	$0.2	$66.2

The above table shows the change in each division's trading profit, group trading profit and operating profit between 2011 and 2010. The table also provides a reconciliation of group trading profit to group operating profit, which were not significantly different given the small level of cost and expense differences. The table separates the impact of changes in average exchange rates on non-U.S. operations when translated into U.S. dollar consolidated results.

Translating our non-U.S. operations into U.S. dollars has resulted in an increase in our trading profit and operating profit of $0.8 million and $0.8 million, respectively, in 2011. This increase represented 4% of the change in both trading profit and operating profit from 2010. At constant translation exchange rates, our trading profit increased by $19.5 million or 41.9% and our operating profit increased by $20.5 million or 44.9% in 2011. The level of operating and trading profit growth experienced was exceptionally high, with an unusually strong third quarter 2011 level of profitability in the Elektron division, and is not indicative of management's on-going organic growth expectations.

Revenue growth through both favorable pricing and volume changes had a significant benefit in 2011 when compared to 2010. The use of a surcharge mechanism ensured we were able to recover the significantly higher rare earth costs and maintain profit margins. We also were able to achieve better underlying pricing across a wide range of products through a focus on both price increases and mix of products sold. Where new products have been introduced, we have tried to position pricing of these to help enhance our profitability. The volume and mix changes are further discussed by division below and in the revenue discussion. Together, these factors had a positive impact of $22.1 million on our trading profit and operating profit in 2011.

We had a number of cost changes that together resulted in reducing the increase in trading profit and operating profit by a net $2.6 million in 2011. The main reasons for these changes were as follows:

  •
  We had a decrease in central costs of $1.1 million, which related to the levy charged on the U.K. Luxfer Group Pension Plan by the PPF. The PPF applies a levy on all U.K. defined benefit pension plans to pay for the cost of U.K. plans that it has taken over after a sponsor has gone into insolvency when a plan is underfunded. The cost of the PPF levy for us was $1.6 million in 2011, a decrease of $1.1 million from 2010.

  •
  Our accounting charges for our defined benefit plans decreased in 2011. The total impact on trading profit and operating profit was a $1.3 million gain when compared to 2010. The reduction in retirement benefit costs reflects the decreased actuarial costs of the U.K. and U.S. plans under IAS 19 accounting.

  •
  The overall impact of foreign exchange transaction rates on sales and purchases was $1.1 million, net of the benefit of utilizing foreign currency exchange derivative contracts.

  •
  Employment and other costs have increased by a net $6.1 million in 2011, reflecting additional costs in marketing, product development and maintenance of our operations. There were also higher performance related accruals for bonuses across our business due to significantly improved profits.

The segment trading profit results by division are further explained in more detail below:

  Elektron

The Elektron division's trading profit of $54.1 million in 2011 was an increase of $20.6 million from $33.5 million in 2010. Changes in exchange rates used to translate segment trading profit into U.S. dollars led to a $0.6 million increase in 2011, and therefore profits at constant translation exchange rates increased by $20.0 million, or 59%.

The resulting improvement in trading profit from the positive trading activities in the division was $20.0 million. This resulted from better underlying selling prices, as well as both volume and mix changes. The cost of magnesium in 2011 was higher than 2010, while the cost of zirconium raw materials increased significantly due to restrictions imposed by the Chinese government on the export of rare earths that commenced during late 2010. Price increases, along with operational efficiency measures, were implemented not only to offset higher raw material costs, but also to provide an adequate return in relation to higher levels of capital employed in the business due to a significant knock-on increase in working capital levels. As well as rare earths, we had other cost increases in areas such as zircon sand, energy, magnesium and regulatory costs around sourcing materials, which not only led to additional external costs, but also took up the valuable time of senior technical staff. Price increases and operational improvements became essential. The scale of the rare earth increases required that we levy a surcharge on our customers, reviewed quarterly, to prevent any negative impact on the profit and loss account. We also implemented price increases to cover other inflationary costs, including energy, maintenance and employment costs.

For 2011, the foreign exchange transaction rates on sales and purchases had a positive impact of $0.5 million, net of the benefit of utilizing foreign currency exchange derivative contracts, compared to 2010.

The decrease in retirement benefit charges and PPF levy cost allocated to the Elektron division was $1.7 million in 2011. The allocation for the Elektron division was more than the allocation for the Gas Cylinders division because the former had more members in the relevant plans.

Other costs increased by a net $2.8 million in 2011 compared to 2010 and these include increased expenditures on research and development, maintenance, bonus provisions and marketing costs.

  Gas Cylinders

The Gas Cylinders division's trading profit of $11.9 million in 2011 was a reduction of $0.3 million from $12.2 million in of 2010, a decrease of 2.5%. Changes in exchange rates used to translate segment profit into U.S. dollars led to a $0.2 million increase in 2011, and therefore profits at constant translation exchange rates decreased by $0.5 million, or 4.0%.

As discussed above, increased sales volumes, together with increased average sales prices and an improved sales mix partly offset an increase in raw material prices and utility costs. The net impact of these factors was to increase trading profit by $1.5 million.

In 2011, the foreign exchange transaction rates on sales and purchases had a positive impact of $0.6 million, net of the benefit of utilizing foreign currency exchange derivative contracts, compared to 2010.

The division's allocation of the lower retirement benefit charges and lower PPF levy cost was $0.7 million in 2011. The allocation for the Gas Cylinders division was less than the allocation for the Elektron the former had fewer members in the relevant plans.

Other costs increased by a net $3.3 million, which include increased expenditures on research and development, maintenance, sales and marketing costs.

Restructuring and other income (expense).    In 2011 there was a credit of $0.2 million to restructuring and other income (expense), compared to a charge of $0.8 million in 2010. A past service credit of $1.6 million was recognized in 2011 in relation to pension plan changes undertaken by the Luxfer Group Pension Plan. In 2011, the Group incurred legal, audit and professional costs of $2.8 million in relation to the raising of equity funding. Of this, $1.4 million was expensed in the year mainly in relation to historical audit work and $1.4 million was deferred, which related to regulatory and legal documentation to support the transaction.

During 2010 we incurred restructuring and other expense charges of $0.2 million in relation to rationalization activity at our Elektron division. There was also a charge in 2010 of $0.6 million relating to the demolition of a vacant property net of proceeds from a third party lessee of the building owned by the group undertaking Luxfer Group Services Limited.

Disposal costs of intellectual property.    In 2011, we incurred a non-operating charge of $0.2 million compared to $0.4 million in 2010, all costs related to agreeing with the Federal Trade Commission ("FTC") to sell and license a subset of our U.S. photo-engraving business to a third party after the acquisition of Revere Graphics Worldwide ("Revere") in 2007. The sale and license mainly involves an intellectual property package and supply agreement for magnesium sheet.

Finance income—interest received.    Interest received was $0.2 million in 2011 and 2010. Interest received is relatively low because we generally use surplus cash to repay debt and save on interest payment costs rather than placing cash on deposit. The interest received includes $0.1 million of interest received for 2011 and 2010 from the loan note due to us from the buyers of our Speciality Aluminium division.

Finance income—Gain on purchase of own debt.    During 2010, we purchased $5.5 million of the then outstanding Senior Notes due 2012 ("Senior Notes due 2012") for $5.0 million through Luxfer Group Limited, a subsidiary of Luxfer Holdings PLC. The gain on the purchase of the Senior Notes due 2012 was $0.5 million and has been included within Finance Income.

Finance costs—interest costs.    The finance costs of $9.2 million that we incurred in 2011 decreased slightly from $9.6 million in 2010.

The finance costs we incurred in 2011 included $3.3 million of interest payable on our Senior Notes due 2012, $0.5 million of interest payable on our Previous Credit Facility, $3.8 million of interest payable on our new financing facilities and $1.6 million of amortization relating to finance costs. The finance costs that we incurred in 2010 included $7.5 million of interest payable on our Senior Notes due 2012, $0.8 million of interest payable on our Previous Credit Facility and $1.3 million of amortization related to historic finance costs.

Taxation.    In 2011, our tax expense was $13.6 million on profit before tax of $57.0 million. The effective tax rate was 23.9%. Of the charge of $13.6 million, $11.8 million related to current tax payable and $1.8 million was a deferred taxation charge.

In 2010, our tax expense was $9.9 million on profit before tax of $35.6 million. The effective tax rate was 27.8%. Of the charge of $9.9 million, $9.5 million related to current tax payable and $0.4 million was a deferred taxation charge.

The overall rate is suppressed due to the high proportion of profits being generated by U.K. operations, due to certain expenses that are allowable for U.K. tax purposes, and these include losses arising on translation of loans mainly to our U.S. subsidiaries, "tax deductible" cash contributions to the U.K. retirement benefit plan and utilization of excess capital allowances. Despite these factors reducing our U.K. tax exposure, the increasing profitability of the U.K. businesses resulted in a tax charge of $1.0 million being charged to the income statement in respect of U.K. corporation tax in 2011, and this compared to $nil in 2010.

Net income for the Financial Year.    As a result of the above factors, net income for the financial year was $43.4 million in 2011, an increase of $17.7 million, or 68.9%, from $25.7 million in 2010.

B.    Liquidity & Capital Resources

Liquidity

Our liquidity requirements arise primarily from obligations under our indebtedness, capital expenditures, the funding of working capital and the funding of hedging facilities to manage foreign exchange and commodity purchase price risks. We meet these requirements primarily through cash flow from operating activities, cash deposits and borrowings under our Revolving Credit Facility and accompanying ancillary hedging facilities. As of December 31, 2012, we had available £70 million ($114.0 million at December 31, 2012 exchange rate of $1.00:£0.6151) under our Revolving Credit Facility. See "—Financing—Senior Facilities Agreement." Our principal liquidity needs are:

  •
  Payment of shareholder dividends;

  •
  Servicing interest on our Loan Notes due 2018, which is payable at each quarter end, in addition to interest and/or commitment fees on our Senior Facility Agreement;

  •
  Capital expenditure requirements;

  •
  Working capital requirements, particularly in the short-term as we aim to achieve organic sales growth;

  •
  Hedging facilities used to manage our foreign exchange and aluminum purchase price risks.

  •
  Funding acquisitions

From time to time, we consider acquisitions or investments in other businesses that we believe would be appropriate additions to our business. For example, we purchased Revere for $14.7 million in 2007, and in 2012 we acquired Dynetek for a consideration of $11.8 million. The Senior Facilities Agreement agreed in June 2011 had certain restrictions stopping its use for acquisitions, unless waived by the Lenders. As part of the renegotiated facility, agreed in November 2012, this restriction was removed to provide committed acquisition funding as required.

We believe that in the long term, cash generated from our operations will be adequate to meet our anticipated requirements for working capital, capital expenditures and interest payments on our indebtedness. In the short term, we believe we have sufficient credit facilities to cover any variation in our cash flow generation. However, any major repayments of indebtedness will be dependent on our ability to raise alternative financing or to realize substantial returns from the sale of operations. Also, our ability to expand operations through sales development and capital expenditures could be constrained by the availability of liquidity, which, in turn, could impact the profitability of our operations.

On May 13, 2011, we entered into a senior facilities agreement (the "Senior Facilities Agreement"), providing £70 million of funding through a combination of a Term Loan of £30 million ($49 million) and the Revolving Credit Facility of £40 million ($64 million). We refer to this as the "New Bank Facilities." On May 13, 2011, we also issued $65 million principal amount of Loan Notes due 2018 in a private placement to an insurance company. In connection with this new financing, we issued a redemption notice for the Senior Notes due 2012, and they were repaid on June 15, 2011. We also fully repaid and cancelled our Previous Credit Facility on June 15, 2011.

Following the listing of the Company's shares on the New York Stock Exchange we utilized some of the proceeds of the IPO to repay the senior term loan. We subsequently undertook a renegotiation of the terms and conditions of the Senior Facilities Agreement. Under the modified agreement, the value of debt repaid can now be re-drawn against the Revolving Credit Facility available in pounds sterling, U.S. dollars or euros up to a maximum aggregate principal amount of £70 million which was undrawn as at December 31, 2012.

As of December 31, 2012, we were in compliance with the covenants under the Senior Notes due 2012 and the Senior Facilities Agreement.

Our total interest expense was $6.7 million in 2012, compared to $9.2 million in 2011. We expect to invest approximately $30 million in capital expenditures in 2013. We have also been managing the rising costs of retirement benefits, including higher government insurance levies and some historical environmental remediation requirements.

We conduct all of our operations through our subsidiaries. Accordingly, our main cash source is dividends from our subsidiaries. The ability of each subsidiary to make distributions depends on the funds that a subsidiary has from its operations in excess of the funds necessary for its operations, obligations or other business plans. We have not historically experienced any material impediment to these distributions, and we do not expect any local legal or regulatory regimes to have any impact on our ability to meet our liquidity requirements in the future. In addition, since our subsidiaries are wholly-owned by us, our claims will generally rank junior to all other obligations of the subsidiaries. If our operating subsidiaries are unable to make distributions, our growth may slow after the proceeds of this offering are exhausted, unless we are able to obtain additional debt or equity financing. In the event of a subsidiary's liquidation, there may not be assets sufficient for us to recoup our investment in the subsidiary.

Our ability to maintain or increase the generation of cash from our operations in the future will depend significantly on the competitiveness of and demand for our products, including our success in launching new products that we have been developing over many years. Achieving such success is a key objective of our business strategy. Due to commercial, competitive and external economic factors, however, we cannot guarantee that we will generate sufficient cash flow from operations or that future working capital will be available in an amount sufficient to enable us to service our indebtedness or make necessary capital expenditures.

We are still vulnerable to external shocks because of our level of indebtedness and our fixed costs. In recent years, external economic shocks to oil prices, commodity prices and a weakening U.S. dollar have impacted our results. In 2012, our continuing operations incurred over $13 million of energy costs, purchased over $54 million of primary aluminum and over $36 million of primary magnesium. In 2012, $38.7 million, or 58%, of our operating profit was derived from North American businesses. A significant economic shock that has a major impact on one or several of these risks simultaneously could have a severe impact on our financial position. Other factors could also impact our operations. For example, the Chinese government raised export taxes and cut export quotas on rare earth minerals in 2010. These materials are an important input for our zirconium operations, and due to these restrictions, we not only had to ensure that we had adequate supply of these materials but also had to pass on the severe increase in costs resulting from the reduced supply onto our customers by way of a surcharge. In addition, while we have a diverse set of operations, which protect us against individual market sector downturns, we are still vulnerable to a recession in a particular end-market such as aerospace and defense, medical or automotive.

We operate robust cash and trading forecasting systems that impose tight controls on our operating businesses with regard to cash management. We use regularly updated forecasts to plan liquidity requirements, including the payment of interest on our indebtedness, capital expenditures and payments to our suppliers. Although we have generated cash sufficient to cover most of our liability payments, we also rely on the Revolving Credit Facility to provide sufficient liquidity. Our banking facilities are further explained below under "—Financing—Senior Facilities Agreement." We are not dependent on this offering to meet our liquidity needs for the next twelve months.

Cash Flow

The following table presents information regarding our cash flows, cash and cash equivalents for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,
	2012	2011	2010
	(in $ millions)
Net cash flows from operating activities	$69.0	$29.1	$37.8
Net cash used in investing activities	(29.4)	(21.2)	(15.6)

Net cash flow before financing activities	39.6	7.9	22.2
Net cash flows from financing activities	(23.0)	5.4	(14.6)

Net increase in cash and cash equivalents	$16.6	$13.3	$7.6

Cash flows from operating activities

	Year Ended December 31,
	2012	2011	2010
	(in $ millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the year	$42.4	$43.4	$25.7
Adjustments for:
Income taxes	11.1	11.8	9.5
Deferred income taxes	5.9	1.8	0.4
Depreciation and amortization	14.7	14.5	13.8
Past service credit on retirement benefit obligations	—	(1.6)	—
IPO related share based compensation charge	0.8	—	—
Loss on disposal of property, plant and equipment	—	—	0.1
Income and costs relating to demolition of vacant property	—	—	0.6
Gain on purchase of own debt	—	—	(0.5)
Net finance costs	6.5	9.0	9.4
Acquisition and disposal costs.	—	0.2	0.4
Share of start-up costs of joint venture	0.1	0.2	0.1
Increase in receivables	(1.3)	(13.1)	(1.9)
Decrease/(increase) in inventories	24.1	(24.8)	(20.2)
(Decrease)/increase in payables	(15.3)	13.1	16.5
Movement in retirement benefit obligations	(10.1)	(4.3)	(6.7)
Accelerated deficit contributions into retirement benefit obligations	—	(7.2)	—
Decrease in provisions	(0.6)	(0.2)	(0.7)
Income tax paid	(9.3)	(13.7)	(8.7)

NET CASH FLOWS FROM OPERATING ACTIVITIES	$69.0	$29.1	$37.8

In 2012, net cash flows from operating activities increased by $39.9 million to $69.0 million from $29.1 million of 2011. Profit in 2012 of $42.4 million decreased by $1.0 million from $43.4 million in 2011.There was a net working capital inflow of $7.5 million in 2012 as compared to an outflow of $24.8 million in 2011, an improvement of $32.3 million. Working capital in 2011 had been significantly increased due to the higher costs of rare earths and the need to buy forward material to cover agreed surcharge pricing. The improved availability of rare earths has reduced the need for strategic holding of inventory, and the corresponding fall in prices has benefited the cash flow. The inventory reduction resulted in a $24.1 million cash inflow, a $48.9 million improvement from outflow of $24.8 million in 2011. There was an outflow in receivables of $1.3 million in 2012 compared to an outflow of $13.1 million in 2011, an improvement of $11.8 million. There was also an outflow in payables of $15.3 million in 2012, an increase of $28.4 million from the $13.1 million inflow in 2011. Lower interest rates following the refinancing undertaken in June 2011, the reduction in the need to draw down the Revolving Credit Facility and the repayment of the senior term loan in October 2012 resulted in the net finance costs outflow of $6.5 million in 2012 being $2.5 million less than the outflow of $9.0 million in 2011. In 2012, there were some additional payments made in respect of pension plan deficit remediation funding in the United States, while in 2011, as part of the June 2011 refinancing, we agreed to make advanced payments of $7.2 million into our retirement benefit pension plans covering the period to March 2012. Due to additional pension payments in the U.S. and the effect of temporary timing differences, the income tax outflow in 2012 of $9.3 million was $4.4 million less than the outflow of $13.7 million in 2011.

In 2011, net cash flows from operating activities decreased by $8.7 million to $29.1 million, from $37.8 million in 2010. In 2010, there was an outflow relating to working capital of $5.6 million. The equivalent figure for 2011 was an outflow of $24.8 million, an increase in working capital expenditure of

$19.2 million. One of the main factors in the deterioration in cash flows was the significant price increase in the cost of rare earths sourced from China and the subsequent impact on our working capital.

  •
  There was an inventory cash outflow of $24.8 million in 2011, an increase of $4.6 million over the equivalent period of 2010. This increase was mainly due to the escalation in the basic cost of rare earths. We also had to make additional purchases of rare earths to ensure we had a strategic level of inventory, which enabled us to agree fixed price surcharges with our customers for several months at a time.

  •
  In 2011, there was a receivables cash outflow of $13.1 million compared to an outflow of $1.9 million in 2010. The significant increase in the cost of rare earths was successfully passed on to our customers by way of the surcharge. In 2011, this surcharge was $69.6 million. The surcharge has increased receivables as these additional sales are remitted in accordance with normal trading terms. Sales were also higher by $41.7 million, or 10%, excluding the rare earth surcharge, contributing to higher receivable levels.

  •
  With the initial implementation of restrictive export quotas, suppliers were able to obtain payment for goods when shipped as opposed to offering credit terms as was previously the case. The impact was for payables not to increase as quickly as inventory, resulting in greater cash outflow.

In June 2011, we undertook a refinancing of the business, and as part of this exercise, we agreed to make advanced payments for a total of $7.2 million into our retirement benefit pension plans. As a result of this advanced payment into the U.K. Luxfer Group Pension Plan, we benefited from approximately $6.6 million of pre-paid pension payments spread over the twelve months ended March 31, 2012, after which we resumed monthly pension deficit payments.

Cash used in investing activities

	Year Ended December 31,
	2012	2011	2010
	(in $ millions)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	$(19.3)	$(21.2)	$(15.9)
Purchases of intangible fixed assets	—	(0.3)	—
Investment in joint venture	(0.4)	(0.3)	(0.1)
Proceeds from sale of business (net of costs)	1.5	0.8	0.8
Net cash flow on purchase of business	(11.0)	—	—
Disposal costs of intellectual property	(0.2)	(0.2)	(0.4)

NET CASH USED IN INVESTING ACTIVITIES	$(29.4)	$(21.2)	$(15.6)

Net cash outflows used in investing activities increased by $8.2 million, or 38.7%, to $(29.4) million in 2012 from $(21.2) million in 2011. The underlying reason for this increase was the net expenditure incurred of $11.0 million relating to the acquisition of Dynetek in September 2012. We also incurred capital expenditures of $19.3 million in 2012, a reduction of $1.9 million from the $21.2 million expenditure in 2011. See "—Capital Expenditures." In addition, in the first six months of 2012, we invested an additional $0.4 million into our Gas Cylinders Indian joint venture. We also incurred cost of $0.2 million in 2012 related to the disposal of certain intellectual property. The net cash flows used in investing activities in 2012 were partially offset by $1.5 million in deferred consideration we received from the sale of our Speciality Aluminium division. This receipt represents the final amount due under the terms of the original sales agreement for the sale of the Speciality Aluminium business in 2008.

Net cash outflows used in investing activities increased by $5.6 million, or 35.9%, to $(21.2) million in 2011 from $(15.6) million in 2010. We incurred capital expenditures of $21.5 million in 2011 compared to $15.9 million in 2010. See "—Capital Expenditures." In addition, in 2011, we incurred costs of $0.2 million related to the disposal of certain intellectual property and injected a further $0.3 million into our Gas Cylinders Indian joint venture. The net cash flows used in investing activities in 2011 were partially offset by $0.8 million in deferred consideration we received from the sale of our Speciality Aluminium division.

Cash flows from financing activities

	Year Ended December 31,
	2012	2011	2010
	(in $ millions)
CASH FLOWS FROM FINANCING ACTIVITIES
Interest paid on banking facilities	$(1.8)	$(1.9)	$(1.3)
Interest paid on Loan Notes due 2018	(3.9)	(2.1)	—
Interest paid on Senior Notes due 2012	—	(4.5)	(7.1)
Interest received on Loan Note	—	0.1	0.2
Other interest received	0.2	0.1	—
Dividends paid	(5.8)	—	—
Draw down on previous banking facilities	—	27.7	—
Repayments of previous banking facilities	—	(38.5)	(1.4)
Draw down on new banking facilities and other loans	—	139.5	—
Repayments of banking facilities and other loans	(72.8)	—	—
Repayment of Senior Notes due 2012	0.0	(109.8)	—
Redemption of preference shares	0.0	(0.1)	—
Purchase of Senior Notes due 2012	—	—	(5.0)
Renewal of banking facilities and other loans—financing costs	—	—	(0.2)
Payment of banking facilities and other loans—financing costs	—	(5.1)	—
Modification to banking facilities and other loans—financing costs	(0.6)	—	—
Proceeds from issue of shares	65.1	—	—
Share issue costs	(3.5)	—	—
Purchase of shares from ESOP	0.1	—	0.2

NET CASH FLOWS FROM FINANCING ACTIVITIES	$(23.0)	$5.4	$(14.6)

Net cash flows from financing activities decreased by $28.4 million to $(23.0) million in 2012 from $5.4 million in 2011. Net cash flows from financing activities in 2012 were primarily attributable to the proceeds of $65.1 million from the IPO in October 2012 following the successful listing of Luxfer shares on the New York Stock Exchange. The company paid share issuance costs in respect of the IPO process of $3.5 million. A part of the proceeds was used to repay the senior term loan and in addition we also repaid the amount outstanding on the revolving credit facility in the year, for a combined total outflow of $72.8 million. In 2012 we also made two dividend payments to holders of our ordinary shares, resulting in an outflow of $5.8 million.

Net cash flows from financing activities increased by $20.0 million to $5.4 million in 2011 from $(14.6) million in 2010. Net cash flows from financing activities in 2011 were primarily attributable to $139.5 million drawn down under our New Bank Facilities, partially offset by net cash flows used in financing activities of $148.3 million to repay our Senior Notes due 2012 and our Previous Credit Facility. Net cash flows used in financing activities in 2010 were primarily attributable to $7.1 million in interest payments on our Senior Notes due 2012, repayment of $1.4 million on our Previous Credit Facility and purchase of $5.5 million (nominal value) of the Senior Notes due 2012 for $5.0 million.

  Increase/(decrease) in cash and cash equivalents

Our cash and cash equivalents increased by $18.0 million to $40.2 million for the year ended December 31, 2012 from December 31, 2011. We had cash and cash equivalents of $22.2 million as of December 31, 2011. As of December 31, 2012, we held $16.9 million of cash and cash equivalents denominated in GBP sterling, $14.5 million of denominated in U.S. dollars and $8.8 million of foreign cash and cash equivalents denominated in Australian dollars, Canadian dollars, euro, Chinese renminbi and Czech koruna.

Our cash and cash equivalents increased by $11.9 million to $22.2 million for the year ended December 31, 2011 from December 31, 2010. We had cash and cash equivalents of $10.3 million as of December 31, 2010. As of December 31, 2011, we held $18.2 million of cash and cash equivalents denominated in GBP sterling, a negative position of $2.2 million denominated in U.S. dollars and $6.2 million of foreign cash and cash equivalents denominated in Australian dollars, euro, Chinese renminbi and Czech koruna.

Financing

Indebtedness

Our indebtedness under our Revolving Credit Facility and Loan Notes due 2018 was $63.5 million as of December 31, 2012, while our cash and short term deposits were $40.2 million as of December 31, 2012. Our indebtedness under our Revolving Credit Facility, the previous Term Loan and Loan Notes due 2018 was $132.5 million as of December 31, 2011, while our cash and short term deposits were $22.2 million as of December 31, 2011.

As of December 31, 2012, we also had drawn down $2.0 million of the ancillary facilities available under the Senior Facilities Agreement in connection with certain derivative financial instruments, letters of credit and bank guarantees.

Loan Notes due 2018

On May 13, 2011, our subsidiary, BA Holdings, Inc., entered into a note purchase agreement (the "Note Purchase Agreement"), among us, our subsidiaries and the note purchasers, to issue $65 million aggregate principal amount of Loan Notes due 2018 in a U.S. private placement to an insurance company and related parties. We used the net proceeds from the private placement of the notes, together with borrowings under the Revolving Credit Facility and Term Loan, to redeem the Senior Notes due 2012, repay borrowings under our Previous Credit Facility and for general corporate purposes. The Loan Notes due 2018 bear interest at a rate of 6.19% per annum, payable quarterly on the 15th day of September, December, March and June, commencing on September 15, 2011 and continuing until the principal amount of the notes has become due and payable. The Loan Notes due 2018 mature on June 15, 2018.

Under the May 13, 2011 Note Purchase Agreement, Luxfer Holdings PLC, each subsidiary borrower and each guarantor provided security in favor of the note-holders over its assets in the United Kingdom and the United States. In connection with these security interests, we also pledged to the lenders the shares held by Luxfer Holdings PLC and its subsidiaries in their respective subsidiaries. Following the listing of the Company's shares on the New York Stock Exchange, we successfully renegotiated and agreed amendments to the original Note Purchase Agreement, including the removal of all U.K. and U.S. security debentures together with the cancellation of all share pledges. These amendments were achieved without any changes to the interest rate of 6.19% per annum.

The Note Purchase Agreement contains customary covenants and events of default, in each case with customary and appropriate grace periods and thresholds. In addition, the Note Purchase Agreement requires us to maintain compliance with a debt service coverage ratio, an interest coverage ratio and a leverage ratio.

The debt service coverage ratio measures our Adjusted EBITDA (as defined in the Note Purchase Agreement) to Debt Service (as defined in the Note Purchase Agreement). We are required to maintain a debt service coverage ratio of 1.25:1 for Relevant Periods (as defined in the Note Purchase Agreement). The interest coverage ratio measures our EBITDA (as defined in the Note Purchase Agreement) to Net Finance Charges (as defined in the Note Purchase Agreement). We are required to maintain an interest coverage ratio of 4.0:1. The leverage ratio measures our Total Net Debt (as defined in the Note Purchase Agreement) to EBITDA. We are required to maintain a leverage ratio of no more than 3.0:1.

As of September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012 and December 2012 we were in compliance with the covenants under the Note Purchase Agreement.

The Loan Notes due 2018 and the Note Purchase Agreement are governed by the law of the State of New York.

The Loan Notes due 2018 are denominated in U.S. dollars, which creates a natural partial offset between the dollar-denominated net assets and earnings of our U.S. operations and the dollar-denominated debt and related interest expense of the notes. We have included the Note Purchase Agreement and a form of the Loan Notes due 2018 as exhibits to this Annual Report and refer you to the exhibits for more information on the Note Purchase Agreement and the Loan Notes due 2018.

Senior Facilities Agreement

Overview.    On May 13, 2011, we entered into the Senior Facilities Agreement with Lloyds TSB Bank plc, Clydesdale Bank PLC and Bank of America, N.A. Lloyds TSB Bank plc and Clydesdale Bank PLC were Mandated Lead Arrangers under the Senior Facilities Agreement. The main purpose of the Senior Facilities Agreement was to enable us to redeem the Senior Notes due 2012 and repay borrowings and accrued interest under the Previous Credit Facility. We issued a redemption notice for the Senior Notes due 2012, and they were repaid on June 15, 2011. We cancelled our Previous Credit Facility on June 15, 2011. The following is a summary of the terms of the Senior Facilities Agreement that we believe are the most important. We have included the Senior Facilities Agreement as an exhibit to this Annual Report and refer you to the exhibit for more information on the Senior Facilities Agreement.

Structure.    The May 13, 2011 Senior Facilities Agreement provided for a senior term loan facility available in pound sterling, U.S. dollars or euros, in an aggregate amount of £30 million ($49 million) and a revolving facility available in pound sterling, U.S. dollars or euros up to a maximum aggregate principal amount of £40 million ($64 million). Using part of the funds generated by IPO in October 2012, we repaid fully the amounts outstanding on the senior term loan. Following the listing of the Company's shares on the New York Stock Exchange and the repayment of the senior term loan we undertook a renegotiation of the terms and conditions of the Senior Facilities Agreement, including the removal of all U.K. and U.S. security debentures together with the cancellation of all share pledges. Under the modified agreement, the value of debt repaid can now be re-drawn against the Revolving Credit Facility available in pound sterling, U.S. dollars or euros up to a maximum aggregate principal amount of £70 million which was undrawn as at December 31, 2012,

Availability.    The facility is used for short-term loans and overdrafts and of the total facility of £70 million ($114 million), £8 million ($13 million) is allocated to ancillary facilities available under the Senior Facilities Agreement in connection with letters of credit. A further £5.0 million ($8.0 million) and £1.2 million ($2.0 million) has been allocated to overdraft facilities in both the UK and US respectively. Of these committed facilities, $nil (December 31, 2011: $23.7 million) of short-term loans and $nil (December 31, 2011: $0.6 million) of letters of credit were drawn. We may use amounts drawn under the Revolving Credit Facility for our general corporate purposes and certain capital expenditures, as well as for the financing of permitted acquisitions and reorganizations. As of December 31, 2012, $114 million was available under the Revolving Credit Facility. The last day we may draw funds from the Revolving Credit Facility is April 6, 2015.

The Company has a separate bonding facility for bank guarantees denominated in GBP sterling of £3.0 million ($4.6 million), of which £1.2 million ($2.0 million) was drawn at December 31, 2012. The amount drawn on the bonding facility as at December 31, 2011 was £2.7 million ($4.2 million).

Interest Rates and Fees.    Borrowings under the facility bears an interest rate equal to an applicable margin plus either EURIBOR, in the case of amounts drawn in euros, or LIBOR, in the case of amounts drawn in pound sterling or U.S. dollars, plus mandatory costs to cover the cost of compliance with the requirements of the Bank of England and Financial Services Authority or the European Central Bank, as applicable. Up to June 15, 2012, the applicable base margin for borrowings under the Term Loan and the Revolving Credit Facility was set at 2.50% per annum 12 months from the original issue date of June 15, 2011.

After June 15, 2012, the applicable base margin for the Term Loan and the Revolving Credit Facility is subject to adjustment each quarter end based on our leverage ratio, which is defined in the Senior Facilities Agreement as the ratio of the total net debt to EBITDA (each as defined in the Senior Facilities Agreement) in respect of the rolling 12 month period ending on the last day of the relevant quarter.

The table below sets out the range of ratios and the related margin percentage currently in effect.

Leverage	Margin
(% per annum)
Greater than 2.5:1	2.75
Less than or equal to 2.5:1, but greater than 2.0:1	2.50
Less than or equal to 2.0:1, but greater than 1.5:1	2.25
Less than or equal to 1.5:1, but greater than 1.0:1	2.00
Less than or equal to 1.0:1	1.75

Prior to the repayment of the Term Loan on October 31, 2012 the effective interest rate for the Term Loan and the Revolving Credit Facility, taking into account the applicable adjusted margins, LIBOR and the relevant mandatory costs, ranged from 1.97% (based on a margin of 1.75) to 3.28% (based on a margin of 2.5%).

We also pay a commitment fee, the charge being levied against any unutilized Revolving Credit Facility, excluding overdraft or ancillary facilities and is calculated at 45% of the applicable margin in force. During 2012 this rate has varied from 1.125% (based on a 2.5% margin) to 0.7875% (based on the margin of 1.75% in force as at December 31, 2012).

Guarantees and security.    Our obligations and the obligation of each subsidiary borrower under the facilities entered into under the Senior Facilities Agreement and related senior finance documentation are guaranteed by us and certain of our subsidiaries. Prior to the renegotiation of the agreement on November 29, 2012, each subsidiary which contributed at least 5% of EBITDA (as defined if the previous Senior Facilities Agreement) and had gross assets representing 5% or more of our gross assets, on a consolidated basis, became a guarantor and provided security in favor of the lenders (or the Security Trustee on their behalf) over its assets in the United Kingdom and the United States. In connection with these security interests, we also pledged to the lenders the shares held by Luxfer Holdings PLC and its subsidiaries in their respective subsidiaries.

The renegotiated Senior Facility Agreement, agreed in November 2012, removed all U.K. and U.S. security debentures from the agreement together with the cancellation of all share pledges.

Repayment of principal.    Under the terms of the original agreement we were required to repay £1 million of the aggregate outstanding principal amount of the Term Loan on each June 30 and December 31 beginning

June 30, 2012. The first payment under this agreement was duly made on June 30, 2012 and the balance of the term loan, £29 million ($46 million), was re-paid in full on October 31, 2012.

Any amounts borrowed under the Revolving Credit Facility must be paid at the end of an interest period agreed between the borrower (or Luxfer Holdings PLC acting on its behalf) and the agent when the loan is made.

Change of control.    In the event of a sale of all or substantially all of our business and/or assets or if any person or group of persons acting in concert gains direct or indirect control (as defined in the Senior Facilities Agreement) of Luxfer Holdings PLC, we will be required to immediately prepay all outstanding amounts under the Revolving Credit Facility.

Certain covenants and undertakings.    The Senior Facilities Agreement contains a number of additional undertakings and covenants that, among other things, restrict, subject to certain exceptions, us and our subsidiaries' ability to:

  •
  engage in mergers, demergers, consolidations or deconstructions;

  •
  change the nature of our business;

  •
  make certain acquisitions;

  •
  participate in certain joint ventures;

  •
  grant liens or other security interests on our assets;

  •
  sell, lease, transfer or otherwise dispose of assets, including receivables;

  •
  enter into certain non-arm's-length transactions;

  •
  grant guarantees;

  •
  pay off certain existing indebtedness;

  •
  make investments, loans or grant credit;

  •
  pay dividends and distributions or repurchase our shares;

  •
  issue shares or other securities; and

  •
  redeem, repurchase, defease, retire or repay any of our share capital.

We are permitted to dispose of assets up to £8 million in aggregate (subject to a £2 million cap in any financial year) without restriction as to the use of the proceeds under the Senior Facilities Agreement. In addition, we may pay dividends, subject to certain limitations.

In addition, the Senior Facilities Agreement requires us to maintain compliance with a debt service coverage ratio, an interest coverage ratio and a leverage ratio. The debt service coverage ratio measures our Adjusted EBITDA (as defined in the Senior Facilities Agreement) to Debt Service (as defined in the Senior Facilities Agreement). We are required to maintain a debt service coverage ratio of 1.25:1 for Relevant Periods The interest coverage ratio measures our EBITDA (as defined in the Senior Facilities Agreement) to Net Finance Charges (as defined in the Senior Facilities Agreement). We are required to maintain an interest coverage ratio of 4.0:1. The leverage ratio measures our Total Net Debt (as defined in the Senior Facilities Agreement) to the relevant period EBITDA. We are required to maintain a leverage ratio of no more than 3.0:1. The first Relevant Period for which we were required to comply with these financial ratios was the period ended September 30, 2011.

Any breach of a covenant in the Senior Facilities Agreement could result in a default under the Senior Facilities Agreement, in which case lenders could elect to declare all borrowed amounts immediately due and payable if the default is not remedied or waived within any applicable grace periods. Additionally, our and our subsidiaries' ability to make investments, incur liens and make certain restricted payments is also tied to ratios based on EBITDA.

As of September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012 and December 31, 2012 we were in compliance with the covenants under the Senior Facilities Agreement.

Events of default.    The Senior Facilities Agreement contains customary events of default, in each case with customary and appropriate grace periods and thresholds, including, but not limited to:

  •
  non-payment of principal, interest or commitment fee;

  •
  violation of covenants or undertakings;

  •
  representations, warranties or written statements being untrue;

  •
  cross default and cross acceleration;

  •
  certain liquidation, insolvency, winding-up, attachment and bankruptcy events;

  •
  certain litigation, arbitration, administrative or environmental claims having a material adverse effect on us or any of our subsidiaries;

  •
  qualification by the auditors of our consolidated financial statements which is materially adverse to the interests of the lenders;

  •
  certain change of control events;

  •
  cessation of business;

  •
  material non-monetary judgments or judgments that are not being contested in excess of £1.5 million in the aggregate being made against an obligor or any of our material subsidiaries;

  •
  material adverse change; and

  •
  certain ERISA matters.

Upon the occurrence of an event of default under the Senior Facilities Agreement, the lenders will be able to terminate the commitments under the senior secured credit facilities, and declare all amounts, including accrued interest to be due and payable and take certain other actions.

The Senior Facilities Agreement is governed by English law.

Capital Expenditures

Investment in upgrading and expanding our production facilities is a key part of our strategy. In 2010 and 2011, we reaffirmed our commitment to capital expenditures by investing $15.9 million and $21.2 million, respectively. In 2012 we spent a further $19.3 million on the purchase of property, plant and equipment. The projects conducted in 2012, 2011 and 2010 included:

  •
  In 2012, we started investment in production facilities for our Synermag bio-absorbable magnesium alloy. We invested $2.0 million in the first phase of this project.

  •
  In 2012, as part of strategy to develop new growth opportunities in the Alternative Fuel market, we invested $1.8 million at our Riverside, California facility. The purchase of a new 3 spindle winding machine has significantly increased our capacity to manufacture large cylinders used in this application and allows us to further expand our presence in this market.

  •
  In 2011, we invested in a number of projects at our Madison, Illinois magnesium rolling facility. These included new modern ovens for $3.2 million, which is partly funded from an insurance claim related to older furnaces, and a special slab casting unit for $2.4 million, which is being paid for by the U.S. military as part of our development of ultra-lightweight magnesium armor plating.

  •
  In 2011, we started a major investment in upgrading our Elektron R&D facilities, across a number of product ranges, to support our new product development objectives and provide enhanced technical support to our customers. R&D related capital expenditure was $1.8 million and $2.6 million in 2012 and 2011 respectively.

  •
  In 2011, we invested $1.6 million in a new U.S. distribution facility for our gas cylinders business to enable improved service to customers and reduce costs being incurred by exiting older leased facilities.

  •
  In 2011, we also continued to invest in a range of automation projects within our gas cylinder production facilities, including major automation investments in some of the finishing stages of our U.K. aluminum cylinder facilities.

C.    Research and development, patents and licenses, etc

  Research and Development

Luxfer has always recognised the importance of research in materials science and the need for innovation in the development of new products designed to meet the future needs of customers and continue to provide growth opportunities for the business. As a result, each year it makes a major investment in the development of new products and processes across the Group. The Group's research and development is directed towards the Healthcare, Protection and Environmental specialist business segments. Total expenditure on research and development (including revenue and capital items and before funding grants received) amounted to $8.9 million in 2012 (2011—$11.1 million, 2010—$9.8 million).

To provide customers with constantly improving products and services, we continuously invest in new technology and research and employ some of the world's leading specialists in materials science and metallurgy. Our engineers and metallurgists collaborate closely with our customers to design, develop and manufacture our products. We also co-sponsor ongoing research programs at major universities in the United States, Canada and Europe. Thanks to the ingenuity of our own research and development teams, Luxfer has developed a steady stream of new products, including

  •
  L7X® higher strength aluminium alloy and carbon composite gas cylinders

  •
  SmartFlow valve-regulator technology

  •
  Bio-absorbable magnesium alloys, branded Synermag

  •
  Zirconium sorbents, branded MELsorb, used, for example, as an active ingredient in dialysis equipment.

We believe that this commitment to research and new product development is driving the growth of the Luxfer Group worldwide. Our research and development spending reflects our strategy of increasing our focus on high-performance value-added product lines and markets and leveraging our collaboration with universities. We seek to invest in the development of products that are designed for end markets that we believe have long-term growth potential.

  Intellectual Property

We currently rely on a combination of patents, trade secrets, copyrights, trademarks and design rights, together with non-disclosure agreements and technical measures, to establish and protect proprietary rights in our products. Key patents held by our Elektron division include aerospace alloys, magnesium gadolinium alloy (protection applications), water treatment and G4 (environmental applications) and key patents held by our Gas Cylinders division relate to smartflow technology, aluminum alloy for pressurized hollow bodies and superplastic forming techniques.

In certain areas, we rely more heavily upon trade secrets and un-patented proprietary know-how than patent protection in order to establish and maintain our competitive advantage. We generally enter into non-disclosure and invention assignment agreements with our employees and subcontractors.

D.    Trend information.

Information required by this item is set forth in Item 5.A of this Annual Report, Risk Factors and below.

The Group has a diversified portfolio of products and end markets and therefore it is not unusual for certain markets to be down or to be showing positive or negative trends. In 2008-09 the automotive sector, other than in certain emerging markets, slumped with the global recession and has still not recovered to pre-2008 levels in various developed economic regions. The North American market appears to be steadily recovering. Europe had recovered somewhat through to 2011, but continuing economic woes in Europe have resulted in automotive demand weakening again in 2012, and this has impacted sales volumes in our Elektron division and had some negative impact on the Elektron division's profit. The weakness in the European automotive industry is expected to continue into 2013 and remains an area of uncertainty. Independent automotive industry forecasts, such as those published by IHS Automotive, project long term growth in all major regions for automotive production, with the recession of 2008-09 and recent economic problems in Europe being projected as shorter-term adjustments to positive long-term growth trends in production and sales. Defense spending in the United States can also have an impact on demand for our Elektron products. Though overall demand for our products into the defense market has continued to be reasonably strong in 2012, we would expect some negative impact from currently-planned U.S. defense spending cuts in the next few years.

Our strategy is focused around introducing new products into markets with expected strong growth trends. For example, we seek to respond to the need for environmentally friendly products required, as a result of stricter government regulations on emissions and the increasing cost of fossil fuels. Currently we are experiencing strong growth for high pressure composite cylinders used to contain compressed natural gas ("CNG"). This growth is due to the increasing use of CNG to power buses and trucks and the need to transport CNG to fuel stations and areas that do not have gas pipelines. The greater use of CNG is partly due to its lower cost and also because it is a cleaner-burning fuel than either gasoline or diesel.

Our revenue on automotive catalyst products has been heavily distorted by rare earth surcharges levied on customers to recover a spike in rare earth costs. For example the impact on 2011 was an additional $69.8 million in revenue, while in 2012 this fell to $40.5 million. While surcharges are expected to be much lower in 2013, it remains possible that there will be a medium- or long-term impact of being forced to re-price these products at several times their historically-perceived value during the last two years.

E.    Off Balance Sheet Arrangements

In the ordinary course of business we enter into operating lease commitments and capital commitments. These transactions are recognized in the consolidated financial statements in accordance with IFRS as issued by IASB and are more fully disclosed therein.

As at December 31, 2012, neither Luxfer Holdings PLC nor any of its subsidiaries has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a future effect on the group's financial condition, changes in financial condition, results of operations, liquidity, capital expenditure or capital resources.

F.     Contractual Obligations and Commitments

We have various contractual obligations arising from both our continuing and discontinued operations. The following table lists the aggregate maturities of various classes of obligations and expiration amounts of various classes of commitments related to our continuing operations as of December 31, 2012. See "Note 27—Commitments and contingencies" and "Note 28—Financial risk management objectives and policies" to our audited consolidated financial statements attached to this Annual Report for additional details on these obligations and commitments.

	Payments Due by Period
	Total	Less than 1 year	1–3 years	3–5 years	After 5 years
	(in $ millions)
Contractual obligations
Loan Notes due 2018(1)	$65.0	$—	$—	$—	$65.0
Obligations under operating leases	32.6	4.4	6.1	6.2	15.9
Capital commitments	0.9	0.9	—	—	—
Interest payments(2)	21.9	4.0	8.0	8.1	1.8
Aluminum fixed price purchase commitments	4.1	4.1	—	—	—

Total contractual cash obligations	$124.5	$13.4	$14.1	$14.3	$82.7

(1)
The Loan Notes due 2018 are gross of unamortized finance costs, which were $1.5 million as of December 31, 2012. As required by IFRS-IASB, the Loan Notes due 2018 are disclosed in our balance sheet as $63.5 million, being net of these costs. The amounts to be repaid exclude interest payable on the indebtedness.

(2)
Interest payments include estimated interest payable on the Loan Notes due 2018 at the fixed rate of 6.19% under the notes and on the Term Loan assuming that the interest rate at December 31, 2012 continues to maturity. No interest payments have been included for the Revolving Credit Facility given that the level of debt under this facility is managed on an ongoing basis in conjunction with the level of cash and short term deposits held by us.

The Senior Notes.    See "—Financing—Loan Notes due 2018" above for a detailed explanation of our Loan Notes due 2018.

Obligations under non-cancellable operating leases.    We lease certain land and buildings and a limited amount of plant and equipment pursuant to agreements that we cannot terminate prior to the end of their terms without incurring substantial penalties, absent breach by the counterparty. However, under the lease agreements, the risks and rewards of ownership have substantially remained with the lessors. In particular, the fair value of the future payments under these leases is significantly less than the value of the assets to which they relate, and the lease periods are significantly shorter than the estimated lives of the relevant assets. We therefore do not recognize the future lease obligations and the value of the assets leased in our balance sheet. The lease costs payable each year are charged to operating expenses during the year and amounted to $3.7 million in the year ended December 31, 2012.

Foreign currency forward contracts.    We use forward contracts to hedge the risk of exchange movements of foreign currencies in relation to sales and purchases and their corresponding trade receivable or trade payable. Under IFRS-IASB, we recognize the value of these contracts at their fair value in our consolidated balance sheet. As of December 31, 2012, we had outstanding contracts with a mark to market fair value gain of $0.7 million, calculated using exchange rates and forward interest rates compared to market rates as of December 31, 2012. See "Item 11. Quantitative and Qualitative Disclosure About Market Risk—Effect of Currency Movement on Results of Operations."

Aluminum forward contracts.    We may use LME forward purchase contracts to fix a portion of our aluminum purchase costs and thereby hedge against future price movements in the cost of primary aluminum. Since 2008, we have significantly reduced our level of hedging through LME contracts due to liquidity constraints and more recently due to a reduced requirement for this form of hedging instrument because of our ability to reduce this risk through agreeing to fixed price contracts with suppliers. By fixing prices with suppliers, we can reduce or avoid the need to use derivative contracts and the associated risks with holding such financial instruments, such as margin calls on forward losses. Our New Bank Facilities, which commenced in June 2011, have provided us with significantly larger hedging facilities, mitigating the risk of margin calls and making the use of LME derivative contracts more attractive to us in the future. In 2012, we entered into a number of LME contracts to provide hedges against some of our aluminum price risks in 2013. As of December 31, 2012, we had outstanding contracts with a mark to market fair value gain of $0.3 million. See "Item 11. Quantitative and Qualitative Disclosure About Market Risk—Effect of Commodity Price Movements On Results of Operations."

We do not recognize the fair value of forward LME contracts in our income statement until we receive delivery of the underlying physical aluminum. The value of such contracts is recognized as an asset or liability in our balance sheet, with the profit or loss deferred in a hedging reserve account in equity until the underlying delivery of the physical aluminum. The fair value of the contracts is based on quoted forward prices from the LME.

Forward interest rate agreements.    We have used forward interest rate agreements ("FRAs") to fix specific interest rate payments under our floating rate Senior Notes due 2012. In 2009, we hedged the six-month LIBOR risk on the payment due at the start of November 2010. There were no FRAs in place as of December 31, 2012.

Capital commitments.    From time to time, we have capital expenditure commitments when we have new plant and equipment on order. We treat these commitments as contingent liabilities because they will not be recognized on the balance sheet until the capital equipment to which they relate has been delivered. As of December 31, 2012, we had capital commitments of $0.9 million.

G.    Safe Harbour

See the section entitled "Information Regarding Forward-Looking Statements" at the beginning of this Annual Report.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management.

The Board of Directors

The following table presents information regarding the members of the board of directors.

Name	Age	Position
Peter Joseph Kinder Haslehurst(1)(2)(3)	72	Non-Executive Chairman
Brian Gordon Purves	58	Director and Chief Executive
Andrew Michael Beaden	45	Director and Group Finance Director
Joseph Allison Bonn(1)(2)(3)	69	Non-Executive Director
Kevin Sean Flannery(1)(2)(3)	68	Non-Executive Director
David Farrington Landless(3)(4)	53	Non-Executive Director

(1)
Member of the Audit Committee

(2)
Member of the Remuneration Committee

(3)
An "independent director" as such term is defined in Rule 10A-3 under the Exchange Act

(4)
Joined board of directors March 1, 2013

Biographical information concerning the members of our board of directors is set forth below.

  Peter Joseph Kinder Haslehurst

Peter Joseph Kinder Haslehurst was appointed our Non-Executive Chairman on March 31, 2006. Mr. Haslehurst has been a Non-Executive Director of the company and a member of both the Audit Committee and the Remuneration Committee since June 2003. Since his appointment as our Chairman, he has chaired the Audit and Remuneration Committees. Mr. Haslehurst is a Chartered Engineer, a Companion of the Chartered Management Institute, a Fellow of the Institution of Mechanical Engineers, a Fellow of the Institution of Engineering and Technology, a Fellow of the Royal Society of the Arts and also a Fellow of the Institute of Materials, Minerals and Mining, where he was formerly a vice-president. He has been a managing director, chief executive or chairman in the international manufacturing industry for over 40 years, including president emeritus of VAI Industries (U.K.), following chairmanship of VA Tech (U.K.) from 1999 to 2002 and most recently as chairman and chief executive of the Brunner Mond Group from 2000 to 2008. He holds a number of appointments, including chairman of the Chartered Management Institute Manufacturing Review Panel and chairman of the audit committee of the Institute of Materials, Minerals and Mining. He is chairman of the Leonard Cheshire Hill House appeal fund. He was made an Eisenhower Fellow from Britain in 1980, received an honorary Doctor of Science at Loughborough University in 2008 and is a Freeman of the City of London. Mr. Haslehurst holds a BSc degree in production engineering from Loughborough University. He was proud to be made an honourary Chief of the Maasai following his services to their tribe as chairman of Magadi Soda Company in Kenya from 2001 to 2008.

  Brian Gordon Purves

Brian Gordon Purves was appointed our Chief Executive on January 2, 2002 and has been an Executive Director of the company or its predecessors since 1996. He also served as Group Finance Director from 1996 to 2001. He was a member of the Management Buy-In team in 1996. Before joining the company, Mr. Purves held several senior positions in Land Rover and Rover Group covering financial, commercial and general management responsibilities. A qualified accountant, Mr. Purves has a degree in physics from the University of Glasgow and a Master's degree in business studies from the University of Edinburgh. He is also a Companion of the Chartered Management Institute.

  Andrew Michael Beaden

Andrew Michael Beaden was appointed as an Executive Director and our Group Finance Director on June 1, 2011. Previously, he worked as Director of Planning and Finance from 2008 to 2011. He joined the company in 1997 and was promoted to Group Financial Controller in 2002. He became a member of the executive management board in January 2006. Mr. Beaden is a qualified Chartered Accountant who has worked for KPMG, as well as several U.K. FTSE 100 companies in a variety of financial roles. He has an economics and econometrics honors degree from Nottingham University.

  Joseph Allison Bonn

Joseph Allison Bonn was appointed as a Non-Executive Director on March 1, 2007. Mr. Bonn is a member of both the Audit and Remuneration Committees. He has extensive experience in the aluminum and specialty chemical industry, having worked for Kaiser Aluminum and Chemical Corporation for over 35 years in various senior capacities. Among other appointments in the United States, he has served on the Board and Executive Committee of the Aluminum Association, the Board of the National Association of Purchasing Management and the International Primary Aluminum Institute Board. He is currently a consultant with Joseph Bonn RE&C Corp. Mr. Bonn holds a BS degree from Rensselaer Polytechnic Institute and an MBA degree in Finance from Cornell University.

  Kevin Sean Flannery

Kevin Sean Flannery was appointed as a Non-Executive Director on June 1, 2007. Mr. Flannery is a member of both the Audit and Remuneration Committees. Mr. Flannery has over 40 years of experience in both operational and financial management roles in a variety of industries. He is currently the president and chief executive officer of Whelan Financial Corporation, a company he founded in 1993 that specializes in financial management and consulting. He was formerly the chairman and chief executive officer of several companies, including RoweCom, Inc., a provider of service and e-commerce solutions for purchasing and managing print and e-content knowledge resources; Telespectrum Worldwide, a telemarketing and consumer service-company; and Rehrig United Inc., a manufacturing company. He serves as a director of FPM Heat Treating LLC, a leading provider of heat treatment processes; and Energy XXI, a Bermuda based oil and gas-company. From 2005 to 2007, he served as a director of Seitel, Inc., from 2007 to 2009, he served as a director of Daystar Technologies, Inc and from 2009 to 2011 he served as a director of ATS Corporation. Mr. Flannery began his career at Goldman, Sachs & Co. and was a senior managing director of Bear Stearns & Co.

  David Landless

David Landless was appointed as a Non-Executive Director on the March 1, 2013. Mr. Landless started his career with Bowater and Carrington Viyella and joined Courtaulds Plc in 1984. He was appointed a Finance Director in the U.K. and U.S. divisions of Courtaulds Plc from 1989 to 1997 and Finance Director of Courtaulds Coatings (Holdings) Limited from 1997 to 1999. He is currently Group Finance Director of Bodycote plc. Mr. Landless is a Chartered Management Accountant, and he graduated from the University of Manchester Institute of Science and Technology.

Executive Management Board

The members of the executive management board of Luxfer are responsible for the day-to-day management of our company.

The following table lists the names and positions of the members of the executive management board.

Name	Age	Position
Brian Gordon Purves	58	Director and Chief Executive
Andrew Michael Beaden	45	Director and Group Finance Director
Christopher John Hillary Dagger	64	Managing Director of Magnesium Elektron
Edward John Haughey	57	Managing Director of MEL Chemicals
John Stephen Rhodes	63	President of Luxfer Gas Cylinders
Linda Frances Seddon	62	Company Secretary and Legal Adviser

Biographical information of members of our executive management board who are not members of our board of directors is set forth below.

  Christopher John Hillary Dagger

Christopher John Hillary Dagger has been a member of the executive management board since 2001. He joined the business in 1999 and became Managing Director of Magnesium Elektron in 2001. Previously, Mr. Dagger held a number of positions with British Alcan Aluminium over the course of 20 years in a number of fields, including metal stockholders, gas cylinder manufacture, extrusions and smelting. Mr. Dagger holds an HND in Business Studies and a Post Graduate Diploma in Personnel Management, from Middlesex Polytechnic. He is also a member of the Chartered Institute of Personnel and Development.

  Edward John Haughey

Edward John Haughey has been a member of the executive management board since 2003, when he was appointed Managing Director of our MEL Chemicals business. Prior to joining the company, Mr. Haughey was managing director of Croda Colloids Limited for Croda International Plc from 1994 to 2003, and has held a series of senior general management positions in the Croda Group, BASF and Rhone Poulenc. Mr. Haughey holds a chemistry degree from Paisley College of Technology and a Post Graduate Diploma in Industrial Administration from Glasgow College of Technology.

  John Stephen Rhodes

John Stephen Rhodes became a member of the executive management board in 1996 upon the Management Buy-In. Since 1998, Mr. Rhodes has been President of our Luxfer Gas Cylinders business. Mr. Rhodes has held numerous positions at the company and its predecessors since 1974, including President of Luxfer Gas Cylinders North America from 1994 to 1998, Managing Director of the Superform business from 1991 to 1994 and Director of Business Development for the Enterprise Division of British Alcan Aluminium from 1989 to 1991. Mr. Rhodes holds a BSc Hons degree in Social Sciences from London University. He is also on the Board of the North American Compressed Gas Association.

  Linda Frances Seddon

Linda Frances Seddon has been a member of the executive management board since 2001. Ms Seddon has been Secretary and Legal Adviser of the company and its predecessors since 1997. After qualifying as a solicitor in England and Wales in 1976, Ms. Seddon spent 14 years in private practice as a solicitor, before becoming a legal adviser with Simon Engineering PLC in 1990 and, subsequently, with British Fuels upon its privatization, focusing on general commercial, property, intellectual property, mergers and acquisitions and corporate matters. Ms. Seddon holds a BA Honours degree in Business Law from the City of London Polytechnic and a post graduate diploma in Competition Law from Kings College London.

B.    Compensation

Directors' Remuneration Report

This Directors' Remuneration Report has been compiled in accordance with the U.K.'s The Large and Medium Sized Companies and Groups (Accounts and Reports Regulations 2008) (the "Regulations"). As required by the Regulations, the Remuneration Report will be proposed at the Annual General Meeting later this year.

Members

The members of the Remuneration Committee during 2012 did not change and were:

  Peter Haslehurst, Non-Executive Director and Chairman (Chair)

  Joseph Bonn, Non-Executive Director

  Kevin Flannery, Non-Executive Director

Each of the members of the Remuneration Committee is an "independent director" as such term is defined in Rule 10A-3 under the Exchange Act. The Company Secretary acts as secretary to the Remuneration Committee, and Brian Purves and Andrew Beaden attend all the meetings other than when their own remuneration is being discussed.

Responsibilities

The Remuneration Committee is responsible for determining and agreeing with the board of directors the framework of the Group on executive remuneration and its costs.

Meetings are held at least twice a year to consider the remuneration packages for the year ahead and to consider remuneration reporting requirements as a minimum.

The Remuneration Committee operates to written terms of reference under which its main duties are to:

  •
  determine a remuneration policy taking into account such factors as it deems necessary;

  •
  approve the design of and determine targets for any performance-related pay schemes for the Executive Directors, which in turn provide the framework for related pay schemes in the Group. They also determine whether or not such targets have been met;

  •
  review the on-going appropriateness and relevance of the remuneration policy, having regard to market comparisons and practices, and ensure that the policy facilitates the employment of senior executives and managers. To the extent necessary, commission surveys and reports to establish market practices and positions;

  •
  determine Executive Director pay and packages and on appointment only, specific remuneration packages for the divisional heads;

  •
  determine fair compensation packages for Executive Directors on early termination of their contracts;

  •
  review the design of and monitor any Company share schemes and determine grants of options and other issues under any Company share option plan and any related performance criteria.

Advisors to the Remuneration Committee

The Remuneration Committee appointed Mercers Limited to provide comparative data on salaries and the variable elements of remuneration packages paid by a range of comparative US listed and FTSE 250 companies. This data was used by the Remuneration Committee in both 2012 and 2013 to restructure and re-position the remuneration of executives as set out below.

Work Undertaken 2012

During 2012, the Remuneration Committee met on four occasions to consider:

  •
  a review and amendment of the Executive Directors' bonus arrangements;

  •
  approval of the Executive Directors' annual bonus targets for 2012;

  •
  to what extent the 2011 bonus target had been met;

  •
  an annual review of the Executive Directors' salaries and packages in January;

  •
  grant of stand-alone IPO options;

  •
  determination and calibration of 2013 awards under the new long-term incentive plan.

Remuneration Principles and Structure

The objective of the remuneration policy is to articulate the remuneration philosophy and underlying principles which determine remuneration packages. Remuneration packages for Executive Directors and other managers are structured to attract, retain and incentivize high-caliber individuals and reward performance. In setting remuneration, the Remuneration Committee takes into account remuneration levels elsewhere in the Group. On appointment and periodically thereafter the Remuneration Committee benchmarks executive remuneration packages against appropriate comparators both inside and outside the Group. Remuneration packages are considered as a whole by the Remuneration Committee, not just the competitiveness of the individual elements.

The Remuneration Committee has been working to review and restructure remuneration packages for the executive directors and senior management to reflect that following the IPO it is deemed more appropriate to align them with the type and level of package paid to executives in comparable (by size and industry) companies in a listed environment. The Remuneration Committee determined that to maintain top performance levels in the Company they should be targeting at or above median remuneration packages for key executives. However, the Remuneration Committee recognised that it was unfeasible and undesirable to move to this position immediately. Adjustments to the remuneration packages will be considered over a number of years with the medium-term objective to position them at or above the median for the whole remuneration package.

The work commenced with the establishment by the board of directors of a flexible new Long Term Incentive Plan, the Luxfer Holdings PLC Long Term Umbrella Incentive Plan at the end of 2011 (LTIP) which became effective on the IPO, the purpose of which is to align the long term financial interests of the Executive Directors, senior and other management with those of the shareholders. A share incentive plan was also established for the Non-Executive Directors (further details of which can be found on page 85).

Following a review in January 2012, the following adjustments have been made:

  •
  The base salaries of the Chief Executive was adjusted by an above inflation increase to the top of the lower quartile and the Group Finance Directors' salary was also adjusted above inflation, but remaining in the lower quartile, recognising that his was a recent appointment. The Remuneration Committee determined to leave any substantial increase towards their target positioning for base salary until after a successful completion of the IPO.

  •
  The bonus potential for the Chief Executive was lifted from 60% to 100%. The bonus potential for the Group Finance Director was lifted from 60% to 75%. Although the potential was increased, the pensionable element for both Executive Directors was held at the previous 30%. The Remuneration Committee, however, gave notice that no element of the Executive Directors' bonus would be pensionable after an IPO. A pensionable element remains for other management.

  •
  The performance measures for the annual bonus continued to be profit and cash, but the upper-performance targets were made more challenging and provision was made for non-financial objectives to be added.

In October 2012, as part of the IPO the Remuneration Committee addressed the issue of long term incentives. The Executive Directors along with other key management in the Group viewed critical to the success of the Group were awarded a one-off grant of market value, time-vesting share option awards. The options awards are further described on page 82.

The IPO also triggered the successful conclusion of the long-term management incentive plan implemented in 2007 resulting in the removal of all remaining restrictions over management-owned shares.

Changes for 2013

Following further advice from Mercers in January 2013, the Remuneration Committee has continued to adjust the remuneration of the executives and other managers to bring it more into line with market practice for comparable listed companies. The additional tool of the LTIP is now also available to align executive remuneration with the experience of shareholders.

  •
  Both of the Executive Directors have been awarded a substantial increase in their base salaries in recognition of their additional responsibilities in a listed environment.

  •
  The Remuneration Committee decided to continue with an annual bonus based on profit and annual cash flow measured against the approved budget for 2013 weighted in 2013 heavily towards achieving budget profit which will form two thirds of the bonus potential in the year. The Remuneration Committee has also introduced an additional non-financial element to the bonus related to acquisition strategy. The Group Finance Director's maximum potential bonus was increased from 75% to 80%, to make it more competitive.

  •
  The first awards were made under the LTIP in 2013. In order to provide more flexibility the board of directors amended the requirement in the LTIP that at least 50% of the awards would be performance based and at least 25% would be made in market value options to buy the Company's ADS, but the Remuneration Committee concluded that in 2013 awards to the Executive Directors and the executive management board would follow this principle. Half of the performance awards will vest on the achievement of defined earnings per share (EPS) targets and the remaining half on the attainment of defined total shareholder return (TSR) targets .Total awards for 2013 are valued at 63% of the Chief Executive's base salary and 50% of the Group Finance Director's base salary.

  •
  The pensionable element of the bonus has been removed for the Executive Directors.

We describe below in more detail the reward structure for the Executive Directors and other senior executives in the Group comprising the following fixed and variable elements:

Fixed Element

Base salary, which takes into account:

  •
  market rates,

  •
  affordability,

  •
  responsibilities of the position held,

  •
  experience,

  •
  contribution of the individual executive, and

  •
  the international scale of the Group's operations.

Base salary is reviewed annually in January of each year. In 2012 base salary for the executive directors was repositioned partway towards median target and a substantial increase for 2013 recognises increased responsibility following the IPO. Base salary is still below the market-median target positioning.

Benefits consisting of car allowance, life insurance and eligibility for medical and dental insurance cover.

Pension arrangements for the Executive Directors are reviewed annually to ensure that the benefits are consistent with market practice. The Group's contributory pension arrangements consist of both defined benefit and defined contribution arrangements. The pensions for the Executive Directors who were directors during the year were provided partly by the defined benefit and partly by registered defined contribution arrangements and an allocation to an unfunded unregistered retirement benefit scheme (UURBS) accrued by the Company.

The main features of the defined benefit arrangements are currently:

  •
  A normal retirement age of 65;

  •
  Accrual on a career average basis each year of 1.50% of pensionable earnings for a member contribution of 9.8% or 1.31% for a member contribution of 7.4%;

  •
  Pensionable earnings are limited to a scheme-specific earnings cap of £72,000 pa from 6 April 2012 (£69,000 pa for 2011/12);

  •
  A spouse's pension on death and a lump sum payment on death in service.

Details of the accrued pension entitlements of the Executive Directors under the defined benefit arrangements and payments made to the defined contribution arrangement during 2012 are set out in the table of this remuneration report.

By the end of March 2012 Brian Purves had ceased to be a member of any of the Group's registered pension arrangements. His entitlement to Company retirements benefits has, since that date, along with those of certain other senior management, been provided for by an on-balance sheet accrual in the UURBS.

Variable Elements

Annual cash bonus is based on the achievement against certain financial and non-financial targets, set in January of each year including, for the Executive Directors, trading profit and annual cash flow of the Group measured against the approved annual budget. Divisional and other management are also targeted on trading profit and cash flow, but related to the business they manage. The weighting given to the specific financial targets in any year are aligned, as appropriate, with the needs of the Group and the businesses for that year. The maximum bonus payable is a pre-defined percentage of annual salary and is related to the individual's position in the Group. Payments are earned on a sliding scale with a target-level broadly based on the approved annual budget, and the maximum upon the achievement of stretch targets that considerably exceed the approved budget. Other than for the Executive Directors, the bonus is pensionable, but capped at a defined amount of bonus achievable. For 2013 a Group financial target has been added to the targets for divisional senior management to further align their interests with those of shareholders.

In 2012 and 2013 the annual bonus for the Executive Directors' was structured as shown below:

Annual Bonus

		Maximum annual bonus	Group trading profit		Annual cash flow		Non-financial objectives
Directors	Years	(% of salary)	% weighting	% achieved	% weighting	% achieved	% weighting	% achieved
Brian Purves(1)	2012	100%	75%	45.4%	25%	25%	—	—
	2013	100%	66.7%		16.7%		16.6%
Andrew Beaden(2)(3)	2012	75%	56.25%	29.35%	18.75%	18.75%	—	—
	2013	80%	53.3%		13.4%		13.3%

Notes:

(1)
The maximum annual bonus of 100% of salary for Brian Purves (in 2012 and 2013) is a sliding scale with 60% for the achievement of budgeted performance and 100% for the achievement of the stretch target.

(2)
The maximum annual bonus of 75% of salary in 2012 for Andrew Beaden was a sliding scale with 40% for the achievement of budgeted performance and 75% for the achievement of the stretch target.

(3)
The maximum annual bonus of 80% of salary in 2013 for Andrew Beaden is a sliding scale with 48% for the achievement of budgeted performance and 80% for the achievement of the stretch target.

No Company pension contributions were paid on the bonus in 2012, instead for 2012 only, an additional sum was paid to the Executive Directors in their bonus payment of £16,282 for Brian Purves and £4,997 for Andrew Beaden, being the amount that would have been paid into their pension under the previous arrangement.

In addition, the Remuneration Committee has determined to consider each year offering as an incentive to the Executive Directors an additional percentage bonus over and above the predefined maximum annual bonus; this additional bonus will be payable only on achievement of specific additional targets set by the Remuneration Committee and aligned with the requirements of the business. No such additional bonus was set for 2012 or 2013.

Long Term Incentives

As part of the IPO new long term incentives were introduced as follows:

IPO Options—Stand-alone option grants were made over our ADSs to the Executive Directors, Non-Executive Directors and certain other key executives seen as critical to our future success on completion of the IPO.

Vesting:    40% vested immediately on grant and a further 20% vest on each of the first three anniversaries from the date of grant, provided the executive is still acting as a director or remains employed by the Company on each of the anniversary dates.

Value of options granted:    The options were granted at the IPO price. To determine the number the number of IPO Options to be granted, the IPO Options were valued at one-third of the initial public offering price of the ADSs. The IPO Options granted were valued at (i) 120% of base salary to our Chief Executive, Brian Purves (ii) an average 93% of base salary to members of the executive management board (other than the Chief Executive, but including the Group Finance Director, Andrew Beaden), (iii) an average 93% of annual fee to our Non-Executive Directors and (iv) an average 41% of base salary with respect to the other selected management participants.

Luxfer Holdings Umbrella Incentive Plan (LTIP)

The purpose of the LTIP is to align rewards of employees with returns to shareholders and to reward the achievement of business targets and key strategic objectives.

The equity or equity-related awards under the LTIP can be over ordinary shares or ADS. The LTIP is flexible and provides for the ability to incentivise management through a range of different types of awards that may be considered appropriate including, stock options, stock appreciation rights, restricted stock, restricted stock units and other equity-based or equity-related awards, and cash incentive awards ("Awards"). Awards can be time-based, market value and performance-based.

Value of Awards:    Unless otherwise determined by the Committee, the maximum value of the Awards granted under the LTIP in any calendar year shall not exceed in the aggregate, (i) 150% of base salary for our Chief Executive, (ii) 120% of base salary for our Group Finance Director and other members of our executive management board (other than the Chief Executive), and (iii) 100% of base salary for other participants.

Cessation of employment:    Subject to the Committee's discretion, after a participant's termination of employment with the Company, for any reason, all unvested time-based awards will be forfeited and all vested unexercised options and stock appreciation rights ("SARs") will lapse on the first anniversary of the date of termination. If employment of a participant is terminated for any reason, other than for Cause, performance-based awards will vest pro-rata based on the performance results to the date of termination and the elapsed portion of the Performance Period. In case of termination of employment for Cause, all unvested performance-based awards will lapse as of the date of termination.

Upon a Change in Control, all unvested time-based awards will fully vest and become exercisable, as applicable, and all performance-based awards will vest pro-rata based on the performance results to the date of change and the elapsed portion of the Performance Period.

2013 Awards under the LTIP

The first awards under the LTIP were made in January 2013 to selected management. For the Executive Directors and divisional heads, the committee has determined the Awards will consist of a mixture of performance based nominal cost options, time based nominal cost options and market value options. Fifty percent of performance Awards vest and became exercisable on the achievement of defined earnings per share (EPS) targets and the remaining fifty percent on defined total shareholder return (TSR) targets. Time based nominal cost options and market value options vest and become exercisable on each of the first three anniversaries after the date of grant.

The performance period for the EPS is four years with one-sixth of the performance-related shares awarded vesting on the achievement of each of three adjusted EPS targets for the first time of at least $1.64, $1.93 and $2.12 as measured at 31 December of each year.

The performance period for the TSR target is three years with the ability to extend to four if unvested awards remain available after the third vesting date. One-sixth of the performance-related awards vest on 31 December in each performance year if the Company TSR over a 12-month period is at or above the median of the TSR of a defined comparator group, but using a base ADS price of $10 and a 15-month period for the 31 December 2013 measuring point.

Total awards for 2013 made to Brian Purves are valued at 63% of his base salary and to Andrew Beaden are valued at 50% of his base salary.

The mixture of awards and value as a percentage of salary for other management vary depending on their seniority.

Management Incentive Plan:    Implemented in 2007 as part of the re-organisation undertaken at that time. The IPO triggered the termination of the MIP as a result of which the leaver restrictions on the shares were lifted and all restricted management shares became unrestricted. Both Brian Purves and Andrew Beaden owned restricted shares and the portion of the shares owned by them which were restricted became as a result unrestricted.

Luxfer Holdings Executive Share Option Plan:    The plan is described in Note 29 on page 94 and Note 40 on page 104 to the financial statements. Andrew Beaden holds options under this scheme that are vested and exercisable at any time. See table below. The plan still holds some shares over which it is still possible to grant options. No awards were made under this plan in 2012.

Employee Share Plans

We are in the process of establishing additional employee share incentive plans, to encourage wider equity participation among our employees and to take advantage of favourable tax treatment, where available.

Directors' Interests in Share Options in the Company—Audited

	Options held
Directors	Ordinary shares of £1 each exercise price £4(1) Expiring: August 3, 2021 No.	Granted during year ADSs(2),(3)(4) (2xADSs=£1 ord) exercise price $10 Expiring October 1, 2019 No.
Peter Haslehurst
Held at 31 Dec 2012	—	40,400
Held at 1 Jan 2012	—	—
Brian Purves
Held at 31 Dec 2012	—	179,200
Held at 1 Jan 2012	—	—
Andrew Beaden
Held at 31 Dec 2012	29,510	69,000
Held at 1 Jan 2012	29,510	—
Joseph Bonn
Held at 31 Dec 2012	—	20,000
Held at 1 Jan 2012	—	—
Kevin Flannery
Held at 31 Dec 2012	—	20,000
Held at 1 Jan 2012	—	—

Notes:

(1)
18,160 of the shares over which Andrew Beaden was granted and holds options, were subject to certain continuing transfer restrictions under the MIP as described on page 83 which are now released. Includes holding of wife.

(2)
American Depository Shares.

(3)
The options over ADSs for each of the Directors were granted under the stand-alone IPO grants described in the Remuneration Report on page 82. 40% of the options are vested and the remaining options vest evenly over three years on each anniversary of the grant.

(4)
The Company's share price at the end of 2012 was $12.27 per ADS. The highest price was $12.74 per ADS on December 27, 2012 and the lowest was $10.05 per ADS on October 17, 2012.

No options were exercised during 2012 by any of the Directors.

Non-Executive Directors' Remuneration

The remuneration of the Chairman and the Non-Executive Directors consists of an annual fee for their services as members of the board of directors and Committees, which is reviewed annually. Non-Executive remuneration, including the Chairman's, is determined by the Board of directors and benchmarked against appropriate comparators. No member of the board of directors is permitted to participate in any discussion or decision on his or her own remuneration.

As part of the IPO, the Non-Executive Directors were awarded a one-off stand-alone option grant valued at 93% of their annual fees. The vesting and termination conditions are the same as for the executive IPO grants described on page 82.

Reflecting US-listed company practice, we also established a non-discretionary equity incentive plan for our Non-Executive Directors which is administered by the board of directors.

Director Equity Incentive Plan (Director EIP)

The Director EIP provides for the ability to make non-discretionary grants of options, restricted stock awards and restricted stock units to our Non-Executive Directors.

Value of awards:    Each of our Non-Executive Directors will receive, upon the appointment or election, a one-time award valued at $30,000 and on a specific date of each calendar year during the term of the Director EIP (to the extent a participant has served as a director for at least six months after the initial appointment), an award valued at 50% of the Non-Executive Director's annual fee. Options, Restricted Stock Awards and Restricted Stock Units will be subject to the same terms and conditions as the respective awards under the LTIP. Annual awards will vest no later than sixteen months from date of grant.

Cessation of directorship:    If the grantee ceases to be a Director for any reason, unless otherwise determined by our board of directors, all unvested Restricted Stock Awards will be forfeited and all unvested Options over Shares and Restricted Stock Units will lapse upon cessation of directorship. If the grantee ceases to be a Director for any reason other than because of removal for Cause, any vested but unexercised Options over Shares will lapse as of the first anniversary of the date when the grantee ceases to be a Director. If the grantee's directorship is terminated because of removal or vacation of office for Cause, all Options over Shares (whether or not vested or exercisable) will lapse as of such termination.

Service Contracts

Other than as mentioned below on a change of control, the executive directors are not entitled to any special arrangements on termination, just their contractual rights and, if appropriate, the company's standard redundancy policy for all senior management, which provides for compensation based on length of service.

The Company has entered into service contracts with the Executive Directors that are not for a fixed term. All Executive Directors have service contracts that ordinarily are terminable by twelve-months notice from the Company, which notice can be given at any time. On the IPO, the notice period given to, and required from, the Executive Directors was temporarily extended through to 31 October 2014. The notice period reverts to twelve months from 1 November 2013. The contracts also provide for pay in lieu of notice. In the event that an acquiring company does not assume their employment agreements or offers them a materially different position they will be entitled to severance payments based on our standard severance policy, but calculated using two times their annual salary. Otherwise, the Executive Directors have the same employment rights as any other employee in the case of redundancy or if the termination of their employment was determined by a relevant tribunal to be unfair under English law.

Brian Purves' service contract is dated the 9 April 1999. His service contract expressly states that he has continuity of employment from when he first joined the Group in 1996.

Andrew Beaden's service contract is dated 5th August 2011 and is effective from the date of his appointment as Group Finance Director on 1 June 2011. His service contract expressly states that he has continuity of employment from the date he first joined the Group in 1997.

The Company has entered into letters of appointment with the Non—Executive Directors that are not for a fixed term as it was inappropriate to engage them on a fixed term at the date of their appointment. The appointments are subject to termination with three months' notice to be given at any time by the Company. Joseph Bonn's letter of appointment is dated 28 February 2007 and Kevin Flannery's is dated 11 May 2007. The Chairman's services as Chairman of the board of directors and the Committees he chairs were provided until 1 April 2012 by a letter of appointment via a third-party company. The Chairman is now engaged directly by the Company. The appointment is not for a fixed term. The Company can terminate his appointment on three months written notice. Neither the Non-Executive Directors nor the Chairman have any employment rights.

Directors' Remuneration (Audited)

Directors' Remuneration and benefits for the year ended 31 December 2012

$	Salary/ Fee	Annual Bonus(6)	Benefits	Total excluding pension 2012	Total excluding pension 2011	Pension Benefits 2012(7)	Pension Benefits 2011(7)
Executive Directors:
Brian Purves(1)(5)	501,701	379,129	28,444	909,274	823,635	141,605	152,378
Andrew Beaden(2)	258,820	132,451	21,140	412,411	362,655	36,575	33,340

Total	760,521	511,580	49,584	1,321,685	1,186,290	178,180	185,718

Non-Executive Directors:
Peter Haslehurst(3)	143,343	—	—	143,343	137,689	—	—
Joseph Bonn(4)	72,818	—	—	72,818	69,200	—	—
Kevin Flannery(4)	72,818	—	—	72,818	69,200	—	—

Total	288,979	—	—	288,979	276,089	—	—

Grand Total	1,049,500	511,580	49,584	1,610,664	1,462,379	178,180	185,718

Notes

(1)
In 2011, Brian Purves elected to sacrifice a proportion of his salary and bonus set out above in the 2011 total figure, in return for additional employer contributions of equivalent value into the Group's registered and unregistered defined contribution pension arrangements described on page 80.

(2)
Remuneration paid to Andrew Beaden in 2011 is from the date of his appointment on 1 June 2011 to the end of the year.

(3)
In 2011 and for part of 2012 fees were paid to a third party for services provided as a Director and Chairman.

(4)
The fees of the two Non-Executive Directors were set in US dollar. The fees for the Chairman and the Executive Directors are set in Pound Sterling and the above figures represent the US dollar equivalent cost incurred by the Company to make the Pound Sterling payments.

(5)
The contributions to the unregistered and registered defined contribution pension arrangements for Brian Purves for 2011 do not include any additional amounts as a result of the actual sacrifice of salary or bonus shown in the salary column, but do include a share of certain savings that the Company made as a consequence of that sacrifice. Of the 2011 and 2012 figures for Brian Purves, $23,768 for 2011 and $135,058 for 2012 represents an allocation to an unfunded unregistered retirement benefit arrangement (UURBS) accrued by the Company.

(6)
Includes additional payment in lieu of the pensionable part of bonus, see page 81.

(7)
These amounts represent an increase in accrued pension benefit under the defined benefit plan, excluding any increase due to inflation, and our contribution into money purchase plans.

Pension—defined benefit for the year ended 31 December 2012

	Accrued benefit(1) at 31 Dec 2012	Increase in accrued benefits exc. inflation over year to 31 Dec 2012	Increase in accrued benefits inc. inflation over year to 31 Dec 2012	Transfer value(2) of increase exc. inflation less Directors' contributions	Transfer value(2) of accrued benefits at 31 Dec 2011	Transfer value(2) of accrued benefits at 31 Dec 2012	Increase/ (decrease) in transfer value(2) less Directors' contributions
Executive Directors:
Brian Purves	$53,382 pa	$325 pa	$2,780 pa	$2,040	$724,238	$793,207	$31,628
Andrew Beaden	$30,890 pa	$1,233 pa	$2,617 pa	$2,520	$252,063	$277,249	$5,281

Notes

(1)
The accrued benefit is the total defined benefit pension which would be paid annually on retirement based on service to and salary at the end of the year. It includes the longevity adjustment factor that applies to benefits earned from 6 October 2007.

(2)
Brian Purves ceased to accrue benefits in the Luxfer Group Pension Plan on 5 April 2012. The transfer value shown at 31 December 2012 and the transfer value of the increase in benefits reflects this. The transfer value has been calculated on the basis set by the Trustees of the Luxfer Group Pension Plan under legislation, less contributions paid by the Directors themselves.

Approval of Report

Peter Haslehurst, the Chairman of the Remuneration Committee, will attend the forthcoming annual general meeting and will be available to answer any questions shareholders may have concerning the Group's policy on Directors' remuneration. This Directors Remuneration Report will be submitted for approval by the Company at the forthcoming annual general meeting.

The report was approved by the board of directors on the 28 March 2013 and signed on its behalf by:

P J K Haslehurst

Chairman of the Remuneration Committee

C.    Board Practices

  Board of Directors

The board of directors of Luxfer is currently composed of six directors, including four non-executive directors, of which one is a non-executive chairman. Under the Articles of Association, unless otherwise determined by an ordinary resolution of our shareholders (which is passed by a simple majority of those voting), there may not be less than two and not more than eight directors. A director need not be a shareholder. Under the terms of the Amended Articles, directors may be elected by an ordinary resolution of our shareholders and at least one-third of the directors must stand for re-election at every annual general meeting. Directors may be removed by a special resolution of our shareholders at any time before the expiration of their period of office.

  Corporate Governance

The Directors support principles of corporate governance and have over the years adopted many principles from the corporate governance code in the UK in so far as they have considered it appropriate, relevant and practical for a company of Luxfer's status and size. As the Company now has ADSs listed on the NYSE as a result of successfully completing the IPO, we are now subject to the rules of NYSE as well as the US securities rules in so far as and to the extent they apply to a foreign private issuer. We explain below how we practice corporate governance.

  The Board Members

During 2012, the board of directors consisted of five members. This was the maximum number permitted under our pre-IPO Articles of Association. The board of directors comprised a Non-Executive Chairman, two Non-Executive Directors and two Executive Directors. The Chairman and the Executive Directors are shareholders. There were no changes in membership of the board of directors during 2012. Under the Post-IPO Articles of Association, we are now permitted to have up to eight directors. As discussed above, a sixth director, Mr. Landless, was appointed to the board of directors on March 1, 2013.

Brief biographical details of the Directors who served at the end of the 2012 are shown above, together with information on their other commitments. We have also included details of our new Non-Executive director. Under the post-IPO Articles, Mr. Landless is required to retire at the next AGM and seek re-election. Our post-IPO Articles also contain a provision requiring a third of the directors to retire by rotation each year, as a result of which our Chairman will also seek re-election at the next AGM.

  Roles

  Executive Management Board

The board of directors has responsibility for the overall leadership of the Company, its long-term success and helping to develop and approve its strategic aims. They have determined a schedule of matters reserved to the board of directors. Reserved matters are comprehensive and reviewed as the board of directors considers appropriate.

These reserved matters include:

  •
  approval of strategy and long term objectives, annual operating budget, major capital expenditure, significant contracts and acquisitions and disposals;

  •
  approval of financial statements, release of financial information and significant changes to accounting policies;

  •
  approval of certain statutory and compliance matters and approval of the dividend and any dividend policy;

  •
  Board and Committee membership and certain other senior appointments;

  •
  changes in structure and capital of the Company;

  •
  approval of treasury policies, borrowing facilities and funding;

  •
  maintenance and monitoring through the Audit Committee of internal controls and risk management;

  •
  approval of executive benefits such as pension plans, share options and share incentive plans.

The executive management board meets ten or eleven times a year. It is chaired by the Chief Executive. The executive management board consists of the Group Finance Director and senior management at Group and divisional level. The members of the executive management board during 2012 are listed in Item 6.A above. The executive management board provides a forum where matters of interest or concern to the Group can be reviewed and discussed, policies agreed and appropriate measures implemented. It also provides an opportunity for senior management to update themselves with progress in other parts of the Group outside their remit.

  Division of responsibilities

As the number of directors is small and with only two Non-Executive Directors in 2012 in addition to the Chairman, the board of directors considers it inappropriate to appoint a senior independent director. The recent appointment of a third non-executive director has not changed this view.

The division of responsibilities between the Chief Executive and the Chairman is clear and it has not been considered necessary to record it in writing:

  •
  The Chief Executive is responsible to the board of directors for the management and performance of the business within the frame-work of the matters reserved to the Board and for developing strategy and then implementing the strategy he has agreed with the board of directors.

  •
  The Chairman is responsible for the leadership of the board of directors and ensuring its effectiveness. He ensures that board of directors discussions are conducted taking into account all views, promoting openness and debate by facilitating the effective contribution of the Non-Executive Directors and ensuring no individual or group dominates the board of directors.

The Chairman maintains a dialogue with the Non-Executive Directors in the absence of the Executive Directors, where appropriate canvassing their opinion on issues. The Company does not have a standing Nomination Committee. The Directors have determined that it is more appropriate with a board of directors of five members that appointments are considered and agreed by the board of directors as a whole with any necessary research delegated to an outside body through a designated individual Director. The most recent appointments in the last two years have been dealt with in this way. If the Company were not a foreign private issuer under the NYSE listing rules it would be required to have such a committee under the NYSE listing rules.

The board of directors reviews succession planning for senior appointments in the Group annually.

  Meetings

There are six main scheduled meetings of the board of directors each year and normally three or four additional scheduled telephone meetings timed to approve the release of financial information. Additional meetings are called as appropriate. The board of directors will normally meet at least twice a year at one of the Group's operational plants including overseas locations as part of their monitoring role and to ensure a better understanding of the Group's operations. At these meetings the Board has an opportunity to meet local and divisional management on both a formal and informal basis and discuss the progress of their operations with them.

In 2012 the board of directors held six main scheduled meetings and six additional telephone meetings. Of the six meetings, one was held at one of its Riverside California manufacturing plants enabling the board of directors to also visit another of its manufacturing operations close by. A second meeting was held at the Group's manufacturing plant in Gerzat, France.

All meetings were attended by all the Directors with no absentees.

  Information and Support

The Company Secretary normally distributes board of directors and committee agendas and materials to the board of directors and committees seven days before a scheduled meeting.

There is a written procedure for decisions to be taken between scheduled board of directors and committee meetings that also deals with information distribution in such cases.

The Board receives both financial and operational information to assist it in discharging its duties. The Chief Executive and the Group Finance Director provide monthly reports to the board of directors which together cover all aspects of the business and which are then elaborated or commented upon at scheduled Board Meetings as appropriate. Additional topics for review and discussion are added in these reports from time to time at the request of the Directors. In addition specific items are scheduled into the board of directors agenda for report and review on a regular basis, such as health and safety and environmental matters and current topical issues.

There is a written procedure in place to cover circumstances when the Directors either individually or collectively determine that they require independent professional advice at the Company's expense.

The Company Secretary updates the board of directors on issues and changes of a legal and regulatory nature of which it and the individual Directors should be aware to refresh their skills and knowledge. There is a culture of information exchange on various matters of interest to the Group and its operations between Directors and senior managers to keep Directors abreast of relevant developments. In addition to meetings held at sites as described above, the Non-Executive Directors will independently visit operational sites to enlarge their knowledge of the individual businesses that make up the Group. The Executive Directors have regular business reviews at operational sites throughout the year and any appropriate information gathered on those visits will be reported to the board of directors.

We have put together an induction programme for our new Non-Executive Director David Landless appointed on 1 March 2013. The programme includes presentations on the Group businesses and Group finance, site visits and an opportunity to meet senior management.

During the year the board of directors evaluated its information and support procedures to ensure they were appropriate.

Audit Committee

The members of our Audit Committee during 2012 did not change and were:

  Peter Haslehurst, Non-Executive Director and Chairman (Chair)

  Joseph Bonn, Non-Executive Director

  Kevin Flannery, Non-Executive Director

The Company Secretary acts as secretary to the Audit Committee. The Finance Director and the Chief Executive attend as required.

The responsibility and duties of the Audit Committee are set out in written terms of reference which appear on the Company's website. The terms of reference were reviewed during the year and new terms of reference adopted reflecting the changes in the oversight required as a result of the Company being subject to US securities rules and the rules of the NYSE. The Audit Committee has the responsibility of overseeing our corporate accounting and financial reporting. Its duties include:

  •
  External Auditors:  Engagement and retention of our independent auditors, pre-approval of audit and non-audit services, approving fees paid, monitoring independence and performance, discussing audit findings with auditors.

  •
  Financial Reporting—monitoring the integrity of the financial information to be included in all financial statements and announcements, reviewing and challenging critical accounting policies, how major elements of judgement are reflected in the financial statements, disclosures, significant adjustments and compliance with standards.

  •
  Internal Controls and Risk Management System—reviewing systems of internal control and risk management and adequacy of disclosure controls and procedures. Maintaining a record of complaints regarding accounting and audit matters.

The Chairman Peter Haslehurst also chairs the Audit Committee. The board of directors considers that all the members have appropriate financial experience to enable them to contribute to the Audit Committee's work. Each of the members of the Audit Committee is an "independent director" as such term is defined in Rule 10A-3 under the Exchange Act. Currently, our Audit Committee does not include an Audit Committee Financial Expert as defined in Item 407(d) of Regulation S-K. We intend to appoint an Audit Committee Financial Expert after the end of 2012 reporting. The Audit Committee has established a schedule of meetings to coincide with the key events in the Company's financial reporting and audit cycle. Agendas and appropriate papers are issued for each meeting. The Chairman speaks to the external auditors as he considers appropriate and necessary in preparation for meetings at which matters are discussed that have been audited by auditors or are relevant to them.

During the year a specific review of auditor's independence was undertaken by the auditors and the Company's management, which confirmed the independence of the auditors. A pre-approvals policy for audit and non-audit work to be undertaken by the independent auditor was also established.

Relations with Shareholders

Members of the Board seek to develop an understanding of the views of shareholders of the Company in various ways, always taking into account the need to treat shareholders equally. Regular contact is also maintained with analysts, and their views and reports are circulated to the board of directors and discussed where appropriate. The Non-Executive Directors have also, on occasion, taken the opportunity to speak to major investors and make themselves available to do so if requested. The Chief Executive and the Group Finance Director hold quarterly investor conference calls as part of the Company's reporting cycle.

During 2012 as part of the IPO process there was increased engagement with current investors involving liaising with them and seeking their views over the IPO process. The Chief Executive and the Group Finance Director also undertook a road show in the US and Europe to introduce the Company to potential investors.

AGM documentation is normally sent out at least twenty working days before the meeting. Separate resolutions are proposed and proxy votes for the ordinary shares are recorded. Results for, against and withheld are posted to the Company's website. All Directors attend the AGM. ADS holders will be given the opportunity through procedures agreed with the depository, the Bank of New York, to vote the number of ordinary shares that represent their holding of ADSs at the AGM, provided they have submitted valid instructions to the depository by the date set by the depository for receiving such instructions.

D.    Employees

The average number of employees by division, function and geography for the years ended December 31, 2012, 2011 and 2010 was as follows:

	2012	2011	2010
By Division:
Elektron	558	561	560
Gas Cylinders	962	888	865

Total	1,520	1,449	1,425

By Function:
Direct production and distribution	1,284	1,209	1,210
Indirect:
Sales and administration	183	189	170
Research and development	53	51	45

Total	1,520	1,449	1,425

By Geography:
Europe	819	804	795
North America	675	619	604
Rest of the World	26	26	26

Total	1,520	1,449	1,425

Employees at a number of our locations are members of various trade union organizations. We consider our employee relations to be good. In the last three years, we have experienced a few one to three day work stoppages in France and the United Kingdom, but do not consider any of these work stoppages to have been material to our operations. We also employed on average 180, 183 and 136 temporary contract and agency staff in 2012, 2011 and 2010, respectively. Our average total headcount, including employees and temporary contract and agency staff, was 1,700, 1,632 and 1,561 in 2012, 2011 and 2010, respectively.

E.    Share Ownership

The following table shows the number of shares owned by our directors and members of our executive management as at March 29, 2013.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned(1)	Options over Ordinary Shares		Percent
Peter Joseph Kinder Haslehurst	65,000	20,200	(8)	(*	)
Brian Gordon Purves(2)	324,999	120,350	(9)	3.3%
Andrew Michael Beaden(3)	45,500	76,660	(10)	(*	)
Joseph Allison Bonn	—	10,000	(8)	(*	)
Kevin Sean Flannery	5,000	10,000	(8)	(*	)
David Farrington Landless	—	962	(11)	(*	)
Christopher John Hillary Dagger(4)	66,100	42,250	(12)	(*	)
Edward John Haughey(5)	78,000	49,750	(13)	(*	)
John Stephen Rhodes(6)	117,676	51,000	(14)	(*	)
Linda Frances Seddon(7)	32,370	34,000	(15)	(*	)

(*)
Indicates beneficial ownership of less than one percent of our ordinary shares

(1)
Number of shares owned as shown both in this table and the accompanying footnotes and percentage of ownership is based upon 13,500,962 shares outstanding as at March 29, 2013

(2)
Includes 206,608 ordinary shares held by Barnett Waddingham Capital Trustees Limited BG Purves Retirement Trust and 60,000 owned by Mr. Purves' spouse.

(3)
Includes 15,000 ordinary shares beneficially owned by Mr. Beaden's spouse.

(4)
Includes 44,007 ordinary shares held by B W SIPP Trustees Limited—A/C SIPP 4106 and 13,000 ordinary shares beneficially owned by Mr. Dagger's spouse.

(5)
Includes 30,000 ordinary shares beneficially owned by Mr. Haughey's spouse

(6)
Includes 40,000 ordinary shares beneficially owned by Mr. Rhodes's spouse.

(7)
Includes 7,500 ordinary shares beneficially owned by Mrs. Seddon's spouse.

(8)
Options granted to Mr. Haslehurst, Mr. Bonn and Mr. Flannery are options to purchase the equivalent amount of American Depository Shares at an exercise price of $10 each ADS granted on 2 October 2012. The vesting conditions for these options are described under "IPO Options" on page 82.

(9)
Options granted to Mr. Purves are options to purchase the equivalent amount of American Depository Shares.89,600 of the options have an exercise price of $10, were granted on 2 October 2012 and their vesting conditions are described under "IPO Options" on page 82. The remaining 30,750 options were granted on the 31 January 2013 and their vesting conditions are described on page 82 under "2013 Awards under the LTIP". 11,050 are market value options with an exercise price of

  $12.91 each ADS, 3,950 are nominal cost time based options with an exercise price of £0.50 each ADS and 15,750 are performance based options with an exercise price of £0.50 each ADS.

(10)
47,150 of these options granted to Mr. Beaden are options to purchase the equivalent amount of American Depository Shares.34,500 of the options have an exercise price of $10, were granted on 2 October 2012 and their vesting conditions are described under "IPO Options" on page 82. The remaining options to purchase ADS were granted on the 31 January 2013 and their vesting conditions are described on page 82 under "2013 Awards under the LTIP". 4550 are market value options with an exercise price of $12.91 each ADS, 1,600 are nominal cost time based options with an exercise price of £0.50 each ADS and 6,500 are performance based options with an exercise price of £0.50 each ADS. The remaining options are options to purchase 29,510 ordinary shares that have vested at an exercise price of £4.00 per share.

(11)
Mr. Landless was awarded the equivalent amount of ADSs in Restricted Stock to the value of $30,000 on 15 March 2013 in respect of his appointment as a non-executive director pursuant to the provisions the Non-Executive Director Equity Incentive Plan described on page 85. The Restricted Stock was issued on payment by Mr. Landless of the nominal value of the underlying shares of £1 each shares. A third of the Restricted Stock vests on each of the first three anniversaries of the grant date.

(12)
Options granted to Mr. Dagger are options to purchase the equivalent amount of American Depository Shares. 38,500 of the options have an exercise price of $10, were granted on 2 October 2012 and their vesting conditions are described under "IPO Options" on page 82. The remaining 3,750 options were granted on the 31 January 2013. 1,350 are market value options with an exercise price of $12.91 each ADS vesting on 31 January 2014, 500 are nominal cost time based options with an exercise price of £0.50 each ADS vesting on 31 January 2014 and 1,900 are performance based options with an exercise price of £0.50 each ADS. The vesting conditions for the performance options are the same as described on page 82 under "2013 Awards under the LTIP" except that they are scaled down to 12 months.

(13)
Options granted to Mr. Haughey are options to purchase the equivalent amount of American Depository Shares. 38,500 of the options have an exercise price of $10, were granted on 2 October 2012 and their vesting conditions are described under "IPO Options" on page 82. The remaining 11,250 options were granted on the 31 January 2013 and their vesting conditions are described on page 82 under "2013 Awards under the LTIP". 4,050 are market value options with an exercise price of $12.91 each ADS, 1,450 are nominal cost time based options with an exercise price of £0.50 each ADS and 5,750 are performance based options with an exercise price of £0.50 each ADS.

(14)
Options granted to Mr. Rhodes are options to purchase the equivalent amount of American Depository Shares. 38,500 of the options have an exercise price of $10, were granted on 2 October 2012 and their vesting conditions are described under "IPO Options" on page 82. The remaining 12,500 options were granted on the 31 January 2013 and their vesting conditions are described on page 82 under "2013 Awards under the LTIP". 4,500 are market value options with an exercise price of $12.91 each ADS, 1,600 are nominal cost time based options with an exercise price of £0.50 each ADS and 6,400 are performance based options with an exercise price of £0.50 each ADS.

(15)
Options granted to Mrs. Seddon are options to purchase the equivalent amount of American Depository Shares. 25,500 of the options have an exercise price of $10, were granted on 2 October 2012 and their vesting conditions are described under "IPO Options" on page 82.The remaining 8,500 options were granted on the 31 January 2013 and their vesting conditions are described on page 82 under "2013 Awards under the LTIP". 3,050 are market value options with an exercise price of $12.91 each ADS, 1,100 are nominal cost time based options with an exercise price of £0.50 each ADS and 4,350 are performance based options with an exercise price of £0.50 each ADS.

Item 7.    Major Shareholders

A.    Major Shareholders.

The following table shows our major shareholders (shareholders that are beneficial owners of 5% or more of the Companies voting shares) as at March 29, 2013, based on notifications made to the company or public filings:

Shareholder	Number of Shares Beneficially Owned	Percent
Entities associated with Stonehill Capital Management, LLC(1)	2,345,525	17.4%
Entities associated with Marathon Asset Management, LLP(2)	1,252,421	9.3%
Wellington Management Co. LLP	1,197,100	8.9%
Barclays Bank PLC	943,472	7.0%
T Rowe Price Associates Inc.	928,951	6.9%
Cetus Capital II, LLC	874,133	6.5%

(1)
Includes (i) 1,843,613 ordinary shares held of record by Stonehill Master Fund Ltd and (ii) 499,912 ordinary shares held of record by Stonehill Institutional Partners, LP. Stonehill Capital Management LLC, a Delaware limited liability company ("SCM"), is the investment adviser of Stonehill Master and Stonehill Institutional. Stonehill General Partner, LLC ("Stonehill GP"), a Delaware limited liability company, is the general partner of Stonehill Institutional. By virtue of such relationships, SCM may be deemed to have voting and dispositive power over the ordinary shares owned by Stonehill Master and Stonehill Institutional, and Stonehill GP may be deemed to have voting and dispositive power over the ordinary shares owned by Stonehill Institutional. SCM and Stonehill GP each disclaims beneficial ownership of such ordinary shares. Mr. John Motulsky, Mr. Christopher Wilson, Mr. Wayne Teetsel, Mr. Thomas Varkey, Mr. Jonathan Sacks, Mr. Peter Sisitsky, and Mr. Michael Thoyer (collectively, the "Stonehill Members") are the managing members of SCM and Stonehill GP, and may be deemed to have shared voting and dispositive power over the ordinary shares owned by Stonehill Master and Stonehill Institutional. The Stonehill Members disclaim beneficial ownership of such ordinary shares except to the extent of their pecuniary interest therein.

(2)
Includes (i) 495,581 ordinary shares held of record by Marathon Special Opportunity Master Fund, Limited, (ii) 234,443 ordinary shares held of record by Corporate Debt Opportunities Fund LP, (iii) 92,742 ordinary shares held of record by Penteli Master Fund Ltd, (iv) 106,697 ordinary shares held of record by Marathon Credit Dislocation Fund, LP, (v) 74,000 ordinary shares held of record by Innocap Fund Sicav plc a/c Mason Sub-Fund, (vi) 44,147 ordinary shares held of record by Innocap Fund Sicav plc in respect of Russell Sub-Fund, (vii) 16,329 ordinary shares held of record by Marathon Blue Active Fund Ltd, (viii) 19,556 ordinary shares held of record by Sirius Investment Fund Sicav-sif, (ix) 26,817 ordinary shares held of record by MV Credit Opportunity Fund, L.P, (x) 19,498 ordinary shares held of record by KTRS Credit Fund LP, (xi) 5,170 ordinary shares held of record by Marathon European Credit Opportunity Master Fund SPC for and on behalf of Segregated Portfolio A, and (xii) 117,441 ordinary shares held of record by Marathon European Credit Opportunity Master Fund SPC for and on behalf of Segregated Portfolio B. Marathon Asset Management, L.P., a Delaware limited partnership ("Marathon"), is the investment adviser to each of the underlying funds. By virtue of such relationship, Marathon may be deemed to have voting and dispositive power over the ordinary shares owned by the underlying funds. Marathon disclaims beneficial ownership of such ordinary shares. Mr. Bruce Richards and Mr. Louis Hanover (together, the "Marathon Members") are the managing members of Marathon Asset Management GP, LLC, Marathon's General Partner, and may be deemed to have shared voting and dispositive power over the ordinary shares owned by the underlying funds. The Marathon Members disclaim beneficial ownership of such ordinary shares except to the extent of their pecuniary interest therein, if any.

From January 1, 2012 to December 31, 2012, the percentage of ordinary shares beneficially owned by (i) Wellington Management Co. LLP increased from 0% to 8.9%, (ii) entities affiliated with T. Rowe Price Associates Inc. increased from 0% to 6.9%, (iii) entities affiliated with Stonehill Capital Management decreased from 23.44% to 17.4%, (iv) entities affiliated with Marathon Asset Management increased from 12.52% to 9.3%, (v) entities affiliated with Avenue Capital Group decreased from 12.00% to 4.5% and (vi) Cetus Capital II, LLC decreased from from 8.74% to 7.0%.

From January 1, 2011 to December 31, 2011: the percentage of ordinary shares beneficially owned by (i) entities affiliated with Stonehill Capital Management increased from 3.55% to 23.44%, (ii) entities affiliated with Marathon Asset Management increased from 10.02% to 12.52%, (iii) entities affiliated with Avenue Capital Group decreased from 25.22% to 12.00% and (iv) Cetus Capital II, LLC increased from 0% to 8.74%.

From January 1, 2010 to December 31, 2010: the percentage of ordinary shares beneficially owned by (i) entities affiliated with Stonehill Capital Management increased from 3.01% to 3.55%, (ii) entities affiliated with Marathon Asset Management increased from 7.70% to 10.02% and (iii) entities affiliated with Pacificor, LLC increased from 3.91% to 7.63%.

Voting Rights

Major shareholders have the same voting rights per share as all other ordinary shareholders.

Lock-Up Agreements

In connection with our initial public offering, we and each of our directors, members of our executive management board, the selling shareholders and certain other shareholders entered into lock-up agreements that restrict the sale of ordinary shares and ADSs for up to 180 days after the initial public offering, subject to an extension in certain circumstances. The lock up period is due to expire on April 1, 2013, after which the ordinary shares or ADSs held by our directors, members of our executive management board, the selling shareholders and certain other shareholders may be sold, subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

U.S. Resident Shareholders of Record

BNY (Nominees) Limited is the holder of record for the company's ADR program, whereby each ADS represents one-half of an Ordinary Share of £1 each. At 29 March 2013, BNY (Nominees) Limited held 4,600,000 Ordinary Shares representing 34% of the issued share capital held at that date. As at March 29, 2013, we had a further 6,755,071 Ordinary shares held by 39 U.S resident shareholders of record, representing approximately 50% of total voting power. Certain of these ordinary shares and ADS were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the U.S. is not representative of the number of beneficial holders or of the residence of beneficial holders.

B.    Related Party Transactions

Since January 1, 2010, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of our directors, members of our executive management board, associates, holders of more than 10% of any class of our voting securities, or any affiliates or member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe where required in "Management."

C.    Interests of experts and counsel

Not applicable.

Item 8.    Financial Information.

A.    Consolidated Statements and Other Financial Information.

See "Item 18. Financial Statements."

  Dividend Distribution policy

We did not declare or pay any dividends on our ordinary shares in 2009, 2010 or 2011. In July 2012, our board of directors declared an interim dividend of £0.25 per ordinary share (equal to $0.39 per ordinary share at an exchange rate of $1.57:£1), totaling $3.8 million, which was paid on August 10, 2012. Our first quarterly dividend of $0.20 per ordinary share ($0.10 per ADS) was declared and paid in October 2012 to holders of our ordinary shares as of September 30, 2012. The declaration and payment of this dividend and any future dividends will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by our indebtedness, any future debt agreements or applicable laws and other factors that our board of directors may deem relevant. As with the dividend declared in July 2012 and October 2012, we expect future dividends to be paid out of our earnings. See "Item 5, Operating and Financial Review and Prospects "and "Item 3.D, Risk factors—Our ability to pay regular dividends on our ordinary shares is subject to the discretion of our board of directors and will depend on many factors, including our results of operations, cash requirements, financial condition, contractual restrictions, applicable laws and other factors, and may be limited by our structure and statutory restrictions and restrictions imposed by the Senior Facilities Agreement and Loan Notes due 2018 as well as any future agreements."

Under our Articles of Association, our shareholders must approve any final dividend, although the board of directors may resolve to pay interim dividends without shareholder approval. Any payment of dividends is also subject to the provisions of the Companies Act, according to which dividends may only be paid out of profits available for distribution determined by reference to accounts prepared in accordance with the Companies Act and IFRS-IASB, which differ in some respects from U.S. GAAP. In the event that dividends are paid in the future, holders of the ADSs will be entitled to receive payments in U.S. dollars in respect of dividends on the underlying ordinary shares in accordance with the deposit agreement. Furthermore, because we are a holding company, any dividend payments would depend on cash flow from our subsidiaries.

B.    Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no significant changes since December 31, 2012.

Item 9.    The Offer and Listing.

A.    Offer and Listing Details

Price History of Stock

Following the listing of our ordinary shares, in the form of ADSs evidenced by ADRs, on October 3, 2012 on the New York Stock Exchange, the following table sets forth, for the periods indicated, the reported high and low prices quoted in USD.

	Price Per ADS
	High	Low
	(in USD)
Quarterly
2012	12.74	10.00
Fourth Quarter (from October 3)
Monthly
2012
October (from October 3)	11.92	10.00
November	11.62	10.80
December	12.74	10.22

B.    Plan of Distribution

Not applicable

C.    Markets

9,200,000 ADSs of Luxfer Holdings PLC are listed on the New York Stock Exchange. The Depositary for the ADSs holds one £1 ordinary share for every two ADSs. Prior to this listing, no public market existed for our ordinary shares. Our ordinary shares are listed, in the form of ADSs evidenced by ADRs, on the NYSE under the symbol "LXFR".

D.    Selling Shareholders

Not applicable

E.    Dilution

Not applicable

F.     Expenses of the Issue

Not applicable

Item 10.    Additional Information

A.    Share Capital

The following describes Luxfer Holdings PLC's issued share capital, summarizes the material provisions of the Articles of Association of Luxfer Holdings PLC and highlights certain differences in corporate law in the United Kingdom and the United States.

Issued Share Capital

The issued share capital of Luxfer Holdings PLC as at the date of this Annual Report is as follows:

Ordinary shares of £1 (Sterling) each	Number Issued	Amount
As at January 1, 2012	10,000,000	£10,000,000
Initial Public Offering, October 2012	3,500,000	£3,500,000

As at December 31, 2012	13,500,000	£13,500,000
Shares issued March 15, 2013	962	£962

As at March 29, 2013	13,500,962	£13,500,962

Deferred shares of £0.0001 (Sterling) each	Number Issued	Amount
As at January 1, 2012	769,413,708,000	£76,941,370.80
As at December 31, 2012	769,413,708,000	£76,941,370.80

  Ordinary Shares

The holders of ordinary shares are entitled to receive, in proportion to the number of ordinary shares held by them and according to the amount paid up on such ordinary shares during any portion or portions of the period in respect of which the dividend is paid, the whole of the profits of Luxfer Holdings PLC paid out as dividends. Subject to the rights of deferred shares, holders of ordinary shares are entitled, in proportion to the number of ordinary shares held by them and to the amounts paid up thereon, to share in the whole of any surplus in the event of the winding up of Luxfer Holdings PLC. The holders of ordinary shares are entitled to receive notice of, attend either in person or by proxy or, being a corporation, by a duly authorized representative, and vote at general meetings of shareholders.

  Deferred Shares

The holders of deferred shares are not entitled to receive any dividend or other distribution, or to receive notice of, attend or vote at any general meeting of Luxfer Holdings PLC. On a winding up (but not otherwise), the holders of deferred shares shall be entitled to the repayment of the paid up nominal amount on their deferred shares, but only after any payment to the holders of ordinary shares of an amount equal to 100 times the amount paid up on such ordinary shares.

  "B" Preference Shares

Luxfer Holdings PLC previously had 50,000 "B" preference shares of £1 (Sterling) each in issue. The "B" preference shares have been redeemed for £60,456 by Luxfer Holdings PLC, effective August 23, 2011, in accordance with the Articles of Association.

B.    Memorandum and articles of association

The information called for by this item has been reported previously in our Registration Statement on form F-1 (File No. 333-178278), filed with the SEC October 4, 2012, as amended, under the heading "Description of Share Capital" and is incorporated by reference into this Annual Report.

C.    Material contracts

For the two years immediately preceding the date of this Annual Report, we have not been a party to any material agreements other than in the ordinary course of business.

D.    Exchange controls

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or which may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares or ADSs, other than withholding tax requirements. There is no limitation imposed by U.K. law or Luxfer Holdings PLC's Articles of Association on the right of non-residents to hold or vote shares.

E.    Taxation

United States Federal Income Taxation

The following discussion describes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs by a holder that is a citizen or resident of the United States, a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our ADSs (a "U.S. Holder"). This discussion does not purport to be a description of all of the possible tax considerations that may be relevant to a decision to purchase, hold or dispose of ADSs. In particular, this discussion does not address all U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, dealers, traders who elect to mark to market, tax-exempt entities, insurance companies, certain short-term holders of ADSs or investors who hold our ADSs as part of a hedge, straddle, conversion or integrated transaction or investors who have a 'functional currency" other than the U.S. dollar. In addition, the discussion does not address tax consequences to an entity treated as a partnership for U.S. federal income tax purposes that holds the ADSs, or a partner in such partnership. This summary deals only with U.S. holders that will hold our ADSs as capital assets and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of the voting shares (including ADSs) of the company.

This discussion is based on the federal income tax laws of the United States, as well as U.S. Treasury regulations and judicial and administrative interpretations, all as in effect as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This summary does not address any tax consequences under the laws of any state or locality of the United States.

YOU ARE URGED TO CONSULT YOUR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO YOUR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ADSs.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

  Taxation of Dividends and Other Distributions on the ADSs

Subject to the exceptions discussed below, the gross amount of distributions made by us to you with respect to the ADSs will generally be includable in your gross income as dividend income. You will be treated as receiving the dividend on the date of receipt by the depositary. If dividends are converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividends. You should consult your tax advisor regarding the treatment of the foreign currency gain or loss, if any, on any non-U.S. currency received that is converted into U.S. dollars on a date subsequent to the date of receipt by the depositary.

The gross amount of distributions made by us to you with respect to the ADSs will only be treated as a dividend for U.S. federal income tax purposes to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent, if any, that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. A dividend in respect of the ADSs will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will generally be taxed at the lower rate applicable to qualified dividend income, provided that (1) the ADSs are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that has been approved by the Internal Revenue Service for purposes of the qualified dividend rules, (2) we are not a passive foreign investment company (a "PFIC") for either our taxable year in which the dividend is paid or the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange. Based on our financial statements and current expectations regarding our income, assets and activities, we believe that we were not a PFIC in 2012 and do not anticipate becoming a PFIC in 2013 or in the foreseeable future. If we were to be a PFIC for any taxable year during which a U.S. holder holds our shares, certain adverse U.S. federal income tax consequences (including, but not limited to, the treatment of dividends received by non-corporate U.S. holders as other than qualified dividends) could apply. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs.

Dividends generally will constitute foreign source income for foreign tax credit limitation purposes. However, if 50% or more of our stock is treated as held by U.S. persons, we will be treated as a "United States-owned foreign corporation." In that case, dividends may be treated for foreign tax credit limitation purposes as income from sources outside the United States to the extent attributable to our non-U.S. source earnings and profits, and as income from sources within the United States to the extent attributable to our U.S. source earnings and profits. We cannot assure you that we will not be treated as a United States-owned foreign corporation. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs will generally constitute "passive category income."

Distributions of additional shares with respect to our ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

  Taxation of Dispositions of ADSs

Subject to the passive foreign investment company rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS equal to the difference between the amount realized (in U.S. dollars) for the ADS and your tax basis (in U.S. dollars) in the ADS. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss.

  Information Reporting and Backup Withholding

Dividend payments with respect to ADSs and proceeds from the sale, exchange or redemption of ADSs may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders that are United States Persons who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. You should consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

U.S. Holders who are individuals are required to report information relating to an interest in the ADSs, subject to certain exceptions (including an exception for ADSs held in accounts maintained by certain financial institutions). You should consult your tax advisor regarding the effect, if any, of this requirement on your ownership and disposition of the ADSs.

United Kingdom Tax Considerations

This section discusses the material U.K. tax consequences of an investment in ordinary shares or ADSs by Eligible U.S. Holders. It applies only to Eligible U.S. Holders that beneficially hold ordinary shares or ADSs as capital assets and does not address the tax treatment of investors that are subject to special rules. An "Eligible U.S. Holder" is an investor that, at all material times: (i) qualifies for benefits under the income and capital gains tax convention between the United States and the United Kingdom that was signed on July 24, 2001 (and amended by a Protocol signed on July 19, 2002) (the "Treaty"); (ii) is a resident of the United States for the purposes of the Treaty; and (iii) is not resident or (while it remains relevant to the charge to U.K. capital gains tax) ordinarily resident in the United Kingdom for U.K. tax purposes at any material time. Investors should note that the UK Government has announced that ordinary residence will cease to be relevant to the charge to UK capital gains tax for the tax year 2013-14 and subsequent tax years.

This section does not apply to an investor who holds shares in connection with the conduct of a business or the performance of personal services in the United Kingdom or otherwise in connection with a branch, agency or permanent establishment in the United Kingdom.

This section is based on current U.K. tax law and published HM Revenue & Customs ("HMRC") practice as at the date of this annual report, both of which are subject to change, possibly with retrospective effect.

POTENTIAL INVESTORS IN THE ADSs SHOULD SATISFY THEMSELVES PRIOR TO INVESTING AS TO THE OVERALL TAX CONSEQUENCES, INCLUDING, SPECIFICALLY, THE CONSEQUENCES UNDER U.K. TAX LAW AND HMRC PRACTICE OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES OR ADSs, IN THEIR OWN PARTICULAR CIRCUMSTANCES BY CONSULTING THEIR OWN TAX ADVISERS.

Taxation of dividends

  Withholding Tax

Dividend payments in respect of the ordinary shares and ADSs may be made without withholding or deduction for or on account of U.K. tax.

  Income Tax

Payments of dividends on the ordinary shares and ADSs will constitute U.K. source income for U.K. tax purposes and, as such, remain subject to U.K. income tax by direct assessment even if paid without deduction or withholding for or on account of any U.K. tax. However, dividends with a U.K. source will not generally be chargeable to U.K. tax by direct assessment in the hands of an Eligible US Holder.

Taxation of disposals

As an Eligible U.S. Holder, you will not generally be liable for U.K. taxation on any capital gain realised on the disposal of the ordinary shares or ADSs.

  Inheritance Tax

If for the purposes of the Taxes on Estates of Deceased Persons and on Gifts Treaty 1978 between the United States and the United Kingdom an individual holder is domiciled in the United States and is not a national of the United Kingdom, any ordinary shares or ADSs beneficially owned by that holder will not generally be subject to U.K. inheritance tax on that holder's death or on a gift made by that holder during his/her lifetime, provided that any applicable United States federal gift or estate tax liability is paid, except where (i) the ordinary shares or ADSs are part of the business property of a U.K. permanent establishment or pertain to a U.K. fixed base used for the performance of independent personal services; or (ii) the ordinary shares or ADSs are comprised in a settlement unless, at the time of the settlement, the settlor was domiciled in the United States and not a national of the United Kingdom.

  Stamp Duty and Stamp Duty Reserve Tax

  Issue and transfer of ordinary shares

No U.K. stamp duty or stamp duty reserve tax ("SDRT") is payable on the issue of the ordinary shares.

Transfers of ordinary shares to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts (which will include a transfer of ordinary shares to the depositary or to the custodian as nominee or agent for the depositary) or to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services, will generally be regarded by HMRC as subject to stamp duty or SDRT at 1.5% of the amount or value of the consideration or, in certain circumstances, the value of the ordinary shares transferred. In practice this liability for stamp duty or SDRT is in general borne by such person depositing the relevant shares in the clearance service or depositary receipt scheme.

The transfer on sale of ordinary shares by a written instrument of transfer will generally be liable to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration for the transfer. The purchaser normally pays the stamp duty.

An agreement to transfer ordinary shares will generally give rise to a liability on the purchaser to SDRT at the rate of 0.5% of the amount or value of the consideration. Such SDRT is payable on the seventh day of the month following the month in which the charge arises, but where an instrument of transfer is executed and duly stamped before the expiry of a period of six years beginning with the date of that agreement, (i) any SDRT that has not been paid ceases to be payable, and (ii) any SDRT that has been paid may be recovered from HMRC, generally with interest.

  Transfer of ADSs

No U.K. stamp duty will be payable on a written instrument transferring an ADS or on a written agreement to transfer an ADS provided that the instrument of transfer or the agreement to transfer is executed and remains at all times outside the United Kingdom. Where these conditions are not met, the transfer of, or agreement to transfer, an ADS could, depending on the circumstances, attract a charge to U.K. stamp duty at the rate of 0.5% of the value of the consideration.

No SDRT will be payable in respect of an agreement to transfer an ADS.

F.     Dividends and paying agents

Not applicable.

G.    Statement by experts

Not applicable.

H.    Documents on Display

You may read and copy any reports or information that we file at the SEC's Public Reference Room at 100 F Street, N.E.,Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling at the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other about issuers, like us, that file electronically with the SEC. The address of that site is "www.sec.gov".

We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as cretins other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is "www.Luxfer.com". The information contained on our website is not incorporated by reference in this document.

I.     Subsidiary information

Not applicable

Item 11.    Quantitative & Qualitative Disclosures About Market Risk

We are exposed to market risk during the normal course of business from changes in currency exchange rates, interest rates and commodity prices such as aluminum prices. We manage exposures through a combination of normal operating and financing activities and through the use of derivative financial instruments such as foreign currency forward purchase contracts and aluminum forward purchase contracts. We do not use market risk-sensitive instruments for trading or speculative purposes.

A hedging committee, chaired by the Group Finance Director, controls and oversees the monitoring of market risks and hedging activities undertaken throughout the company.

Effect of Currency Movement on Results of Operations

We conduct business in the United Kingdom, the United States, continental Europe, Australasia and Asia and in various other countries around the world and, accordingly, our results of operations are subject to currency translation risk and currency transaction risk.

For the year ended December 31, 2012, our revenue by origin of manufacture and destination of sales, as a percentage of our consolidated revenues for continuing operations, were as follows:

Revenue by Geographic Destination 2012

Geographic Region	Percentage of Revenue
North America	44.3%
Euro zone	20.2%
United Kingdom	11.5%
Asia	11.4%
Other Europe	4.5%
South & Central America	3.8%
Africa	1.5%
Australasia	2.8%

Revenue by Geographic Origin 2012

Geographic Region	Percentage of Revenue
North America	54.3%
United Kingdom	32.7%
Euro zone	8.1%
Other Europe	3.7%
Asia	1.2%

In 2012, 62%, 12% and 19% of our sales revenue from continuing operations was denominated in U.S. dollars, pound sterling and euro respectively.

  Currency translation risk

With respect to currency translation risk, our financial condition and results of operations are measured and recorded in the relevant local base currency and then translated each month into U.S. dollars for inclusion in our consolidated financial statements. We translate balance sheet amounts at the exchange rates in effect on the date of the balance sheet, while income and cash flow items are translated at the average rate of exchange in effect for the relevant period.

The chart below shows the monthly rates used to translate our U.K. and European operations over the last year:

Translation Exchange Rates—2012 v 2011

  Translation risk on net assets

We hold significant assets in the United States, United Kingdom and Continental Europe, and we have in the past used either forward foreign currency exchange contracts or local currency debt to hedge translation risk on our net assets. Since 2004, we have not engaged in the use of forward foreign currency exchange contracts for the purpose of hedging translation risk, although we may in the future enter into other similar arrangements when we believe it appropriate. We use local denominated debt externally provided by third parties, in various forms and to various levels, to hedge the exchange rate risks. Since 2000, following the sale of British Aluminium, we had a disproportionate amount of external debt in the United Kingdom, leading to an imbalance in the net assets by economic region. In June 2011, however, our new financing facilities enabled us to allocate external debt levels between the United States and United Kingdom in a more appropriate manner, replacing the internal debt structure. Following the IPO in October 2012, we repaid the senior term debt which was held in both the United States and United Kingdom, leaving the Loan Notes due 2018 as our principal external debt instrument, and this debt is denominated in U.S dollars. The net assets employed in North America, Continental Europe and the United Kingdom was $58.9 million, $32.8 million and $52.1 million respectively as of December 31, 2012. Of the $58.9 million net assets in North America, $23.0 million relates to goodwill with a functional currency of pound sterling, the functional currency of the holding company, Luxfer Holdings PLC, following the transition to IFRS. Net assets in other regions only totaled $5.0 million and therefore were not a significant risk. Following the change in presentation currency to U.S. dollars, we are now exposed to translation risk for the UK and all other non-U.S. net assets plus the U.S. goodwill, which in total is $112.9 million. Depreciation of the U.S. dollar compared to the pound sterling positively impacts the value of our assets that are exposed to translation risk as reported in U.S. dollars in our consolidated financial statements and, conversely, the appreciation of the U.S dollar has a negative impact on the value of those assets.

As at December, 31 2012 the U.S. dollar had weakened by approximately 5% against pound sterling and by approximately 3% against the euro, compared to December, 31, 2011. These movements in conjunction with exchange rate movements of our other overseas investments, which are principally denominated in Czech koruna, Chinese renminbi, Canadian dollars and Australian dollars, increased our consolidated net assets by $2.9 million, which we reported in our SOCI. As of December 31, 2012, we estimate that a 10% appreciation in the U.S. dollar against the other currencies of our operations would have decreased the value of our consolidated net assets by approximately $11.1 million.

  Translation risk on revenues and operating profits

The impact of changes in exchange rates on our reported revenue and operating profit is dependent on changes in average exchange rates in one year when compared to another. The chart above plots the pound sterling and euro exchange rates against U.S. dollars. The table below shows the impact of such shifts in average exchange rates had on our financial results. On average, the translation exchange rate was £0.6279 per $1 in 2012 and €0.6210 per $1 in 2011.

	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2012
	(in $ millions)
All currencies—translation impact—gain/(loss)
Revenue	$(1.2)	$(3.3)	$(1.9)	$0.2	$(6.2)
Operating profit	0.0	(0.2)	(0.2)	0.0	(0.4)

The table above also indicates the impact of movements in the exchange rate of pound sterling, the euro and other currencies against the U.S. dollar for 2012. We estimate that a 10% appreciation in the U.S. dollar against the other currencies of our operations in 2012 would have decreased our operating profit by approximately $2.5 million.

  Hedging of currency translation risk

The gains and losses arising from our exposure to movements in foreign currency exchange rates are recognized in the SOCI.

We cannot easily hedge the impact of translation risk on our operating profits, but we are able to hedge the translation risk on our overseas net assets. The two common methods are through either bank borrowing denominated in the foreign currency or use of forward foreign currency exchange contracts. We have hedged this risk through bank borrowings denominated in the same currencies as the net assets they help to fund. We can draw down amounts under our new Revolving Credit Facility and Term Loan in U.S. dollars, pound sterling and euro. In the past we were also able to draw down our Previous Credit Facility in U.S. dollars, pound sterling and euro, but our Senior Notes due 2012 were all denominated in pound sterling. As of December 31, 2011, and following the refinancing completed on the June 15, 2011, we had $91.1 million of debt denominated in U.S. dollars and $45.5 million denominated in pound sterling. As of December 31, 2012, following the repayment of the senior term loan in October 2012, we had $65.0 million of debt denominated in U.S. dollars. We have on occasion also used forward foreign currency exchange contracts to hedge this exposure. However, this approach is less desirable than the use of bank debt because it requires the cash settlement of the contracts, which exposes us to an additional cash flow risk. As a result, we have not used such hedges in recent years. We also report any gains and losses on hedging instruments in the SOCI, offsetting the exchange movements on overseas net assets.

  Currency transaction risk

In addition to currency translation risk, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or sales transaction in a currency other than its functional currency. Matching sales revenues and costs in the same currency reduces currency transaction risk.

Our U.S. operations have little currency exposure, as most purchases, costs and revenues are denominated in U.S. dollars. In our U.K. operations, purchases of raw materials and sales are conducted in a large number of countries and in differing currencies, while other operating costs are generally incurred in pound sterling, resulting in exposure to changes in foreign exchange rates. For example, purchases of raw materials are denominated principally in U.S. dollars, and a large portion of our sales by U.K. operations are in euros.

The analysis of our revenues by destination and origin, as shown in the chart above, demonstrates that, although 33% of our product sales revenue originates from manufacturing facilities in the United Kingdom, only 12% of our revenues are derived from sales to customers within the United Kingdom. The remaining percentage of revenues is generated from exports outside the United Kingdom. We sold 20% of our products into the countries that have adopted the euro, but we only manufactured 8% of our goods in the euro-zone. As a result, movement in the exchange rate between the euro and the pound sterling is our largest currency transaction risk. We estimate the net exposure to the euro between sales and purchases equates to a gross profit exposure varying between €50 million and €60 million a year, fluctuating due to changes in sales, which will vary due to market demand factors. The geographic sales analysis shows that the U.S. dollar is another potential source of currency transaction risk for our U.K. operations, with sales of products denominated in U.S. dollars extending beyond North America, as many of our sales to Asia are also priced in U.S. dollars. The U.K. operations are exposed to a translation risk, with export sales being priced in U.S. dollars, and have an estimated $20 million net sales risk per annum. We manage transaction risk on the sales and purchase cash flows separately, using separate sell and buy forward currency contracts, rather than on a net basis.

  Hedging of currency transaction risk

To mitigate our exposure to currency transaction risk, we operate a policy of hedging all contracted commitments in foreign currency, and we also hedge a substantial portion of non-contracted forecast currency receipts and payments for up to twelve months forward.

Where no natural hedge exists, all firm contracted commitments and a portion of non-contracted forecast receipts and payments denominated in foreign currencies are hedged by means of forward foreign currency exchange contracts. We base our decision to hedge against non-contracted amounts based on the nature of the transaction being hedged and the volatility of currency movements, among other factors. For example, we cover a lower percentage of our forecast exposure in the case of businesses with relatively few long-term sales contracts.

As of December 31, 2012, we held various foreign currency exchange contracts designated as hedges in respect of forward sales for U.S. dollars, euros, Australian dollars and Japanese yen for the receipt of pound sterling. We also held foreign currency exchange contracts designated as hedges in respect of forward purchases for U.S. dollars and euros by the sale of pound sterling. The contract totals in pound sterling, range of maturity dates and range of exchange rates are disclosed below:

2012 Sales hedges
	U.S. dollars	Euros	Canadian dollars
Contract totals/£M	42.8	30.3	2.5
Maturity dates	01/13 to 03/14	01/13 to 05/14	01/13 to 01/13
Exchange rates	$1.5433 to $1.6213	€1.1880 to €1.2719	$1.608 to $1.608

2012 Purchase hedges
	U.S. dollars	Euros	Canadian dollars
Contract totals/£M	29.4	0.6	N/A
Maturity dates	01/13 to 03/14	01/13 to 01/13	N/A
Exchange rates	$1.5450 to $1.6234	€1.2297 to €1.2297	N/A

The fair value of the above hedges was $0.2 million as of December 31, 2012. Under "International Accounting Standard 39—Financial Instruments: Recognition and Measurement," a gain of $0.7 million has been deferred from recognition in our consolidated income statement until 2012, because it relates to effective hedges against forecasted sales and purchases in 2012. We disclose the amount deferred separately under hedging reserve in our consolidated balance sheet.

Effect of Commodity Price Movements on Results of Operations

  Commodity price risk

We are exposed to commodity price risks in relation to the purchases of our raw materials. The raw materials we use include primary magnesium, rare earth metals and chemical compounds, zircon sand, zirconium oxychloride intermediates and other chemical inputs like soda ash for the Elektron division and aluminum log and sheet and carbon fiber for the Gas Cylinders division. All of these raw materials have increased in price over the last few years, many of them substantially.

In 2010, costs in the first half of the year were favorable compared to the first half of 2009 by $4.9 million. In the second half of 2010, the cost of aluminum, magnesium and other materials raised significantly, an increase of $3.4 million compared to the same period in 2009, resulting in the overall costs for 2010 being only $1.5 million less than 2009. In 2011, total raw material cost increases potentially represented nearly $80.5 million in additional costs, and the impact on our gross margins might have been more substantial, but for operational improvements that produced efficiency gains, which, coupled with some gains from buying raw materials forward, reduced the material cost impact to $69.2 million. Where feasible, we sought to buy materials forward to provide customers with more stable pricing and guarantee supply on a quarterly basis, as well as to stabilize the margin impact. Additional surcharges of $66.4 million were levied on customers for the increased costs of rare earth chemicals and the cost of financing them in our supply chain, including holding strategic inventory levels to guarantee supply as Chinese export-quota restrictions tightened. This required us to work closely with our customers to navigate the challenges created by the rare earth pricing bubble. Cerium carbonate is used by our Elektron division in the manufacture of our zirconium auto-catalysts, along with other rare earth chemicals used in a range of zirconium and magnesium products. Cerium carbonate prices increased dramatically during the year, peaking at a high of $270 per kilogram by the middle of 2011 before falling back later in the year. This peak can be compared to $5 to $10 per kilogram prices less than a year earlier. As well as rare earths, primary aluminum, magnesium and zircon sand costs also increased. The average LME price for aluminum was $2,419 per metric ton in 2011, compared to $2,198 per metric ton in 2010. Magnesium costs rose, with the average price of Chinese magnesium on a free on board basis rising to $3,112 per metric ton, compared to $2,831 per metric ton in 2010. Zircon sand prices also increased, with an increase from $1,250 per metric ton on average in the fourth quarter of 2010 to $2,750 per metric ton in the fourth quarter of 2011, along with various bulk chemicals we use. In aggregate, through a combination of pricing and surcharges, we were able to recover the total impact of the various commodity cost increases we faced in 2011.

In 2012 against the backdrop of global economic uncertainties, raw material prices have generally stabilized or reduced from previous peak prices. The average LME price for aluminum was $2,049 per metric ton in 2012, a reduction of $370 per metric ton, or 15%, from the 2011 equivalent figure.

Magnesium costs were almost identical in cost in 2012 to the previous year with the average price of Chinese magnesium on a free on board basis being $3,114 per metric ton, a $2 per metric ton difference in 2012 compared to 2011.The largest single impact on our business in previous years was that of cerium carbonate. By the end of 2011 we had seen a softening of the price quoted on the Asian Metal Market to approximately $95 per kg (oxide contained) from the peak of $270 per kg months earlier. 2012 saw an increase in the supply of cerium carbonate and a return to more stable market conditions. As a result of this, the quoted Asian Metal Index price of cerium carbonate reduced progressively during the year, closing at approximately $28 per kg by December 2012.

Despite cost saving initiatives, utility costs slightly increased by $0.3 million in 2012 compared to 2011 with the increase in costs being mainly higher unit costs of electricity, offset by a slight reduction in the in unit cost of gas. We continue to seek further cost savings in this area, especially given the risk of higher water and energy costs in the medium to long-term.

Primary aluminum is a global commodity, with its principal trading market on the LME. In the normal course of business, we are exposed to aluminum price volatility to the extent that the prices of aluminum purchases are more closely related to the LME price than the sales prices of certain of our products. Our Gas Cylinder division will buy various aluminum alloys, in log, sheet, or tube form, and the contractual price will usually include a LME-linked base cost plus a premium for a particular type of alloy and the cost of casting, rolling or extruding. The price of high-grade aluminum, which is actively traded on the LME, has fluctuated significantly in recent years as shown in the LME price graph below. The price remains volatile and difficult to predict. Since aluminum is the Gas Cylinders division's largest single raw material cost, these fluctuations in the cost of aluminum can affect this division's and our financial results. In order to help mitigate this exposure, we have in the past entered into LME-related transactions in the form of commodity contracts with what we believe are creditworthy counter-parties. From January 2009, we began to order a certain amount of our aluminum billet purchases on a forward fixed price, avoiding or reducing the need to use financial instruments to hedge our price exposure.

The three-month LME price for primary aluminum was as follows from January 1, 2008 through December 31, 2012:

LME three month price for primary aluminum
January 2008 to December 2012

Source: London Metal Exchange

We estimate that changes in the LME price of aluminum will normally take approximately three months to impact our reported costs of sales and operating profits. As a result, for example, the price decrease experienced from the first quarter of 2009 decreased costs charged to our results of operations during second quarter of 2009, and the price increase experienced from the third quarter of 2009 increased costs charged to our results of operations during the last quarter of 2009. This delay is due to contractual arrangements and movements through inventory delaying the impact. At the end of 2008, we held unusually high levels of stock that we purchased in the last half of 2008 when the prices were relatively high. We consumed this stock in the first half of 2009, which, year on year meant that metal prices were lower in the first half of 2010 than in 2010 overall. This pattern was reversed in the second half of the year with the replenishment of metal stock in 2009 being at a much lower unit cost than that purchased and used in the second half of 2010. Overall, we benefitted by a $0.8 million reduction in purchase costs in 2010 over 2009. The increase in aluminum costs in the second half of 2010 continued into 2011 with the average three month LME cost of primary aluminum being 10.0% higher in 2011 compared to 2010. The higher base cost increased our aluminum purchase costs by $2.6 million in 2011 compared to 2010. In the later stages of 2011, the average three month LME cost of primary aluminum began to fall, and this reduction continued in the first nine months of 2012, recovering slightly by December 2012. This overall reduction in 2012 reduced our cost base in 2012 by $1.3 million compared to 2011.

Based on the average LME purchase cost of aluminum, net of any fixed priced agreements and hedging instruments, we estimate the LME base cost was $2,220 per metric ton in 2012, $2,405 per metric ton in 2011 and $2,088 per metric ton in 2010.

There is no similar financial market to hedge magnesium, zirconium raw materials or carbon fiber, and prices for these raw materials have also increased substantially in recent years. To help mitigate these risks, we have a number of fixed-price supply contracts for these raw materials, which limit our exposure to price volatility over a calendar year. However, we remain exposed over time to rising prices in these markets, and therefore rely on the ability to pass on any major price increases to our customers in order to maintain our levels of profitability for zirconium- and magnesium-based products. We have also in the last few years, when we felt it was appropriate, made additional physical purchases of magnesium and some rare earth chemicals to delay the impact of higher prices, but this has had a cash flow impact, leading to greater utilization of our revolving credit bank facilities. Also, the cost of magnesium in the United States is fairly high due to the protection of the U.S. market from Chinese imports through anti-dumping tariffs.

Ultimately we aim to recover all our raw material cost increases through adjustment to our sales prices. However, for aluminum costs, we can utilize the LME financial derivative contracts and fixed price forward purchase orders over a one to two year period to mitigate shorter term fluctuations and protect us in the short term as we renegotiate sales prices with customers.

  Hedging of aluminum metal price risk

Based on current sales mix between composite and aluminum cylinders, we expect that our gas cylinders operations will need to purchase approximately 10,000 to 14,000 metric tons of primary aluminum each year, in various sizes of billet and various types of alloy, and that another approximately 1,250 metric tons per year of various forms of fabricated sheet aluminum will be purchased for use in our Superform and composite cylinder production processes. Normally, the division will recover approximately 2,500 to 3,500 metric tons per year of process scrap and would expect to be able to sell this scrap into the market at prices linked to the LME prices. Over time, we have also aimed to recover cost increases via sales price increases, and use any LME hedging or fixed priced supply contracts only to protect margins for the next 12 to 18 months.

In 2012, approximately 60% of our price risk on primary aluminum costs was covered with LME hedges and physical forward fixed priced purchase contracts. At the start of 2013, we estimated we have fixed priced purchase contracts covering approximately 15% of our main primary aluminum requirements and

LME derivative contracts covering approximately 50%. Fixed priced supply contracts are a preferred method of reducing the fluctuation in aluminum costs, because it avoids the credit risks associated with LME contracts. We have, however, negotiated adequate hedging facilities with the banks that provided the bank facilities through separate credit lines. We have used a mixture of fixed priced supply contracts and LME derivative contracts to provide protection against price volatility. Together, we estimate we have 65% and 34% of our forecasted price risk of aluminum covered by these arrangements for 2013 and 2014 respectively.

Our hedging policy is designed to enable us to benefit from a more stable cost base. The effect of fixing forward and of the LME-related transactions we enter into is to mitigate the unfavorable impact of price increases on aluminum purchases. Under IFRS-IASB, similar to the treatment of derivative financial instruments used to hedge foreign currency risk, the change in the fair value of the LME contracts that relate to future transactions is deferred and held in an equity hedging reserve account. Gains and losses derived from such commodity contracts are reflected in the cost of goods sold when the underlying physical transaction takes place. The LME contracts we had at the end of 2012 had a mark-to-market loss of $0.3 million, which was deferred and included in the equity hedging reserve account. This compares to a mark-to-market loss of $0.5 million in 2011.

Our hedging policy aims to achieve protection against our calculated exposure to metal price volatility for a full calendar year by the end of the immediately preceding year. We use our hedging policy to minimize risk rather than to engage in speculative positions on the underlying commodity. Although this may result in losses on hedged positions, the downside risk of un-hedged exposure to aluminum prices can be far greater. If we did not hedge our aluminum exposure and were unable to pass additional costs onto customers, we estimate, based on a price exposure on 10,000 metric tons that a $100 annual increase in the price of aluminum on the LME would result in a $1.0 million adverse effect on our full year operating profit.

Effect of Interest Rate Movements

  Interest Rate Risk

As at December 31, 2012, we only have fixed rate debt outstanding on our consolidated balance sheet. We are potentially exposed to market risks related to floating interest rates if we draw-down on our Revolving Credit Facility. As a result of this exposure, we sometimes used to hedge interest payable under our floating rate indebtedness based on a combination of forward rate agreements, interest rate caps and swaps. There were no fixed rate interest hedge agreements in place at December 31, 2012 and December 31, 2011.

On May 13, 2011, we entered into the Senior Facilities Agreement and Note Purchase Agreement, providing a variable interest rate Term Loan and Revolving Credit Facility and fixed rated Loan Notes due 2018. This debt was all drawn down on June 15, 2011. The Loan Notes due 2018 have a $65 million principal amount a fixed rate of interest of 6.19%. The Term Loan was fully repaid in October 2012 and under the revised agreement, the value of debt repaid can now be re-drawn against the revolving credit facility available in pound sterling, U.S. dollars or euros up to a maximum aggregate principal amount of £70 million ($114 million), of which $nil was outstanding at December 31, 2012. Should our future need require us to utilize this facility, the variable interest charged will be linked to LIBOR (or, in the case of euro loans, EURIBOR).

Item 12.    Description of Securities Other Than Equity Securities

A.    Debt Securities

Not Applicable

B.    Warrant and Rights

Not Applicable

C.    Other Securities

Not Applicable

D.    American Depositary Shares

Fees payable by ADR Holders

The following table shows the fees and charges that a holder of our ADR may have to pay, either directly or indirectly. The majority of these costs are set by the Depositary and are subject to change:

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.02 per ADS per annum	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

 PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

None

Item 14.    Material Modifications To The Rights of Security Holders and Use of Proceeds.

Not applicable

Item 15.    Controls & Procedures.

We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the Executive Management Board, which is responsible for the management of the internal controls, and which includes the Principal Executive Officer and the Principal Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation as of December 31, 2012, the Principal Executive Officer and Principal Financial Officer have concluded that the disclosure controls and procedures (i) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report in ensuring that information required to be recorded, processed, summarised and reported in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarised and reported within the time periods specified in the SEC's rules and forms and (ii) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Principal Executive Officer and the Principal Financial Officer, to allow timely decisions regarding required disclosure.

This Annual Report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, we have not made any changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.    [Reserved]

Item 16a.    Audit Committee Financial Expert

The Company does not at the date of signing have an audit committee financial expert serving on its audit committee. The Company announced on March 1, 2013 that it had appointed an additional Non-Executive Director who will serve as the audit committee financial expert after completion of 2012 reporting.

Item 16b.    Code of Ethics

The Company has not yet adopted a formal code of ethics applicable to all employees and directors. The Company, however, intends to adopt a formal code of ethics in the course of 2013.

Item 16c.    Principal Accountant Fees and Services

Ernst & Young LLP (E&Y) acted as our independent auditor for the fiscal years ended December 31, 2012 and December 31, 2011. The table below sets out the amount billed to us by E&Y for services performed in the year ended December 31, 2012 and 2011 and breaks down these amounts by category:

	2012	2011
	$ Millions
Audit Fees	0.9	0.8
Audit Related Fees	0.4	1.0
Tax Compliance Fees	0.5	0.5
Tax Advisory Fees	0.3	0.3

Total	2.1	2.6

Audit Fees

Audit fees in 2012 and 2011 were related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

Audit related fees in 2012 and 2011 were related to professional services rendered in connection with our IPO.

Tax Compliance Fees and Tax Advisory Fees

Tax Compliance and Tax Advisory fees in 2012 and 2011 were related to tax compliance and tax planning services.

Pre-approval policies and procedures

The audit committee has established pre-approval policies and procedures which are followed prior to the engagement of E&Y relating to the carrying out of audit and non-audit services. All services provided by our auditors are approved in advance by the audit committee in accordance with such policies and procedures.

Item 16d.    Exemptions From The Listing Standards For Audit Committees

Not Applicable

Item 16e.    Purchases of Equity Securities by the Issuer band Affiliated Purchasers

Not Applicable

Item 16f.    Change in the Registrants Certifying Accountant

Not Applicable

Item 16g.    Corporate Governance

  Corporate governance practices

Our ADSs are listed on the New York Stock Exchange (NYSE). As a foreign private issuer, we are permitted to follow home-country practice in lieu of certain NYSE corporate governance requirements. As a U.K. company, our corporate governance practices are governed by our bylaws and the Companies Act 2006. The significant differences between our corporate governance practices as a U.K. company and those required by NYSE listing standards for U.S. companies are listed as follows:

  Independence

The NYSE listing standards provide that listed companies must have a majority of independent directors and that certain board committees must consist solely of independent directors. Under NYSE rule 303A.02, a director qualifies as independent only if the board affirmatively determines that such director has no material relationship with the company, either directly or indirectly. In addition, the NYSE listing standards enumerate a number of relationships that preclude independence. We have determined that our Non-Executive Directors are independent for the purposes of Rule 10A-3 of the Exchange Act and the U.K. Corporate Governance Code but we have not yet made an affirmative determination that our Non-Executive Directors are independent for the purposes of Rule 303A.02.

  Committees

We have board committees that are different than those required by NYSE rules for domestic U.S. companies. For instance, we do not have a nominating/corporate governance committee. Our remuneration committee is broadly similar to the compensation committee the NYSE rules require for domestic U.S. companies. We also have an audit committee, which NYSE rules require for both U.S. companies and foreign private issuers. The audit committee and the remuneration committee are composed solely of Non-Executive Directors whom the board has determined to be independent, in the manner described above.

  Equity Compensation Plans

We comply with legal requirements under the Companies Act 2006 and our bylaws regarding shareholder approval to the extent required in respect of equity compensation plans. The Companies Act 2006 does not require shareholder approval of equity compensation plans and certain revisions thereof for which the NYSE listing standards require such shareholder approval.

  Code of Ethics

The Companies Act 2006 does not require us to adopt a Code of Ethics. See Item 16b. Code of Ethics.

Item 16h.    Mine Safety Disclosure

Not Applicable

 PART III

Item 17.    Financial Statements

Not Applicable

Item 18.    Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit reports of Ernst & Young LLP, independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19.    Exhibits

1.1	Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (file no. 333-178278), as amended, initially filed with the SEC on December 2, 2011)
2.1
Form of specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 2.1 to our Registration Statement on Form F-1 (file no. 333-178278), as amended, initially filed with the SEC on December 2, 2011)
2.2
Form of Deposit Agreement among Luxfer Holdings PLC, The Bank of New York Mellon and holders of American Depositary Receipts (incorporated by reference to Exhibit 2.2 to our Registration Statement on Form F-1 (file no. 333-178278), as amended, initially filed with the SEC on December 2, 2011)
2.3	Form of American Depositary Receipt (included in Exhibit 2.2)
4.1	Senior Facilities Agreement dated as of November 30, 2012 by and among Luxfer Holdings PLC and the parties named therein
4.2	Note Purchase Agreement amended as of November 30, 2012 by and among BA Holdings, Inc. and the parties named therein
4.3	Executive Share Option Plan (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-178278), as amended, initially filed with the SEC on December 2, 2011)
4.4
Long-Term Umbrella Incentive Plan (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-178278), as amended, initially filed with the SEC on December 2, 2011)
4.5	Amendment No. 1 to Long-Term Umbrella Incentive Plan
4.6	Amendment No. 2 to Long-Term Umbrella Incentive Plan
4.7	Amended and Restated Non-Executive Director Equity Incentive Plan
4.8
Form of Executive Officer IPO Stock Option Grant Agreement (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-178278), as amended, initially filed with the SEC on December 2, 2011)
4.9
Form of Non-Executive Director IPO Stock Option Grant Agreement (incorporated by reference to Exhibit 10.7.1 to our Registration Statement on Form F-1 (file no. 333-178278), as amended, initially filed with the SEC on December 2, 2011)
8.1	List of Subsidiaries (included under Item 4.C "Organizational Structure" in the Annual Report)

12.1	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934—Brian Gordon Purves
12.2	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934—Andrew Michael Beaden
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)—Brian Gordon Purves
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)—Andrew Michael Beaden
15.1	Consent of Ernst & Young LLP

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Luxfer Holdings PLC
March 29, 2013	By:	/s/ Andrew Michael Beaden Andrew Michael Beaden Group Finance Director

LUXFER HOLDINGS PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Luxfer Holdings PLC

We have audited the accompanying consolidated balance sheet of Luxfer Holdings PLC as of December 31, 2012 and 2011, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated cash flow statement and consolidated statement of changes in equity for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Luxfer Holdings PLC at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as adopted by the International Accounting Standards Board.

/s/ Ernst & Young LLP

Manchester, England
28th March 2013

LUXFER HOLDINGS PLC
CONSOLIDATED INCOME STATEMENT
All amounts in millions except share and per share amounts

	Notes	2012	2011	2010
		$M	$M	$M
CONTINUING OPERATIONS
REVENUE	2	511.6	510.8	402.7

Cost of sales		(385.7)	(390.4)	(305.1)

Gross profit		125.9	120.4	97.6
Other income		—	2.0	0.1
Distribution costs		(6.9)	(7.3)	(7.4)
Administrative expenses		(50.1)	(48.9)	(44.5)
Share of start-up costs of joint venture	15	(0.1)	(0.2)	(0.1)

TRADING PROFIT	2	68.8	66.0	45.7
Restructuring and other income (expense)	5	(2.1)	0.2	(0.8)

OPERATING PROFIT	3	66.7	66.2	44.9
Other income (expense):
Acquisition and disposal costs	5	(0.8)	(0.2)	(0.4)
Finance income:
Interest received	7	0.2	0.2	0.2
Gain on purchase of own debt	7	—	—	0.5
Finance costs
Interest costs	8	(6.7)	(9.2)	(9.6)

PROFIT ON OPERATIONS BEFORE TAXATION		59.4	57.0	35.6
Tax expense	9	(17.0)	(13.6)	(9.9)

NET INCOME FOR THE YEAR		42.4	43.4	25.7

Attributable to:
Equity shareholders		42.4	43.4	25.7

Earnings per share:
Basic
Unadjusted	10	$3.95	$4.39	$2.61

Diluted
Unadjusted	10	$3.88	$4.35	$2.59

LUXFER HOLDINGS PLC
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
All amounts in millions

	Notes	2012	2011	2010
		$M	$M	$M
Net income for the year		42.4	43.4	25.7

Other comprehensive income movements:
Exchange differences on translation of foreign operations		2.9	(5.4)	0.2
Fair value movements in cash flow hedges		(0.1)	0.9	(0.2)
Transfers to income statement on cash flow hedges		(0.2)	(0.2)	0.5
Exchange differences on translation of hedging reserve		—	(0.1)	—
Deferred tax on cash flow hedges		—	—	—

Hedge accounting income adjustments		(0.3)	0.6	0.3
Actuarial (losses)/gains on defined benefit retirement plan	30	(21.3)	(54.0)	4.4
Deferred tax on items taken to other comprehensive income	24	3.9	15.0	(1.3)

Retirement benefit expenses		(17.4)	(39.0)	3.1

Total other comprehensive income movements for the year		(14.8)	(43.8)	3.6

Total comprehensive income for the year		27.6	(0.4)	29.3

Attributed to:
Equity shareholders		27.6	(0.4)	29.3

LUXFER HOLDINGS PLC
CONSOLIDATED BALANCE SHEET
All amounts in millions

	Notes	December 31, 2012	December 31, 2011
		$M	$M
ASSETS
Non-current assets
Property, plant and equipment	12	129.6	114.2
Intangible assets	13	38.4	37.0
Investments	15	0.8	0.5
Deferred tax assets	24	21.6	22.7
Other non-current assets	25	—	0.7

		190.4	175.1
Current assets
Inventories	16	83.8	100.6
Trade and other receivables	17	74.4	65.2
Income tax receivable		1.7	1.2
Cash and short term deposits	18	40.2	22.2

		200.1	189.2

TOTAL ASSETS		390.5	364.3

EQUITY AND LIABILITIES
Capital and reserves attributable to the Group's equity holders
Ordinary share capital	19	25.3	19.6
Deferred share capital	19	150.9	150.9
Share premium account	21	55.6	—
Retained earnings	21	278.6	259.4
Own shares held by ESOP	19	(0.5)	(0.6)
Other capital reserves	19	0.8	—
Hedging reserve	21	0.4	0.7
Translation reserve	21	(28.5)	(31.4)
Merger reserve	21	(333.8)	(333.8)

Equity attributable to the equity holders of the parent		148.8	64.8

Total equity		148.8	64.8

Non-current liabilities
Bank and other loans	22	63.5	129.4
Retirement benefits	30	96.7	82.4
Provisions	23	2.8	3.1

		163.0	214.9
Current liabilities
Bank and other loans	22	—	3.1
Trade and other payables	26	73.7	79.3
Current income tax liabilities		3.1	0.2
Provisions	23	1.9	2.0

		78.7	84.6

Total liabilities		241.7	299.5

TOTAL EQUITY AND LIABILITIES		390.5	364.3

LUXFER HOLDINGS PLC
CONSOLIDATED CASH FLOW STATEMENT
All amounts in millions

	Notes	2012	2011	2010
		$M	$M	$M
RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year		42.4	43.4	25.7
Adjustments to reconcile net income for the year to net cash from operating activities:
Income taxes	9	11.1	11.8	9.5
Deferred income taxes	9	5.9	1.8	0.4
Depreciation and amortization		14.7	14.5	13.8
Past service credit on retirement benefit obligations	5	—	(1.6)	—
I.P.O related share based compensation charge	5	0.8	—	—
Loss on disposal of property, plant and equipment	3	—	—	0.1
Income and costs relating to demolition of vacant property	5	—	—	0.6
Gain on purchase of own debt	7	—	—	(0.5)
Net finance costs		6.5	9.0	9.4
Acquisition and disposal costs	5	—	0.2	0.4
Share of start-up costs of joint venture	15	0.1	0.2	0.1
Changes in operating assets and liabilities:
Increase in receivables		(1.3)	(13.1)	(1.9)
Decrease/(increase) in inventories		24.1	(24.8)	(20.2)
(Decrease)/increase in payables		(15.3)	13.1	16.5
Movement in retirement benefit obligations	30	(10.1)	(4.3)	(6.7)
Accelerated deficit contributions into retirement benefit obligations	30	—	(7.2)	—
Decrease in provisions	23	(0.6)	(0.2)	(0.7)
Income tax paid		(9.3)	(13.7)	(8.7)

NET CASH FLOWS FROM OPERATING ACTIVITIES		69.0	29.1	37.8
Net cash inflow from continuing operating activities		69.0	29.4	37.9
Net cash outflow from discontinued operating activities		—	(0.3)	(0.1)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment		(19.3)	(21.2)	(15.9)
Purchases of intangible assets		—	(0.3)
Investment in joint venture	15	(0.4)	(0.3)	(0.1)
Proceeds from sale of business	25	1.5	0.8	0.8
Net cashflow on purchase of business	11	(11.0)	—	—
Disposal of business	5	(0.2)	(0.2)	(0.4)

NET CASH USED IN INVESTING ACTIVITIES		(29.4)	(21.2)	(15.6)

NET CASH FLOW BEFORE FINANCING		39.6	7.9	22.2

FINANCING ACTIVITIES
Interest paid on banking facilities		(1.8)	(1.9)	(1.3)
Interest paid on Loan Notes due 2018		(3.9)	(2.1)	—
Interest paid on Senior Notes due 2012		—	(4.5)	(7.1)
Interest received on Loan Note		—	0.1	0.2
Other interest received		0.2	0.1	—
Dividends paid	20	(5.8)	—	—
Draw down on previous banking facilities		—	27.7	—
Repayment of previous banking facilities		—	(38.5)	(1.4)
Draw down on banking facilities and other loans		—	139.5	—
Repayment of banking facilities and other loans		(72.8)	—	—
Repayment of Senior Notes due 2012		—	(109.8)	—
Redemption of preference shares	19	—	(0.1)	—
Purchase of Senior Notes due 2012		—	—	(5.0)
Renewal of banking facilities and other loans—financing costs	22	—	—	(0.2)
Payment of banking facilities and other loans—financing costs	22	—	(5.1)	—
Modification to banking facilities and other loans—financing costs	22	(0.6)	—	—
Proceeds from issue of shares		65.1	—	—
Share issue costs		(3.5)	—	—
Purchase of shares from ESOP	19	0.1	—	0.2

NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES		(23.0)	5.4	(14.6)

NET INCREASE IN CASH AND CASH EQUIVALENTS		16.6	13.3	7.6

Net increase in cash and cash equivalents		16.6	13.3	7.6
Net foreign exchange differences		1.4	(1.4)	(0.2)
Cash and cash equivalents at January 1	18	22.2	10.3	2.9

Cash and cash equivalents at December 31	18	40.2	22.2	10.3

LUXFER HOLDINGS PLC
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
All amounts in millions

		Equity attributable to the equity holders of the parent
	Notes	Ordinary share capital	Deferred share capital	Share premium account	Retained earnings	Own shares held by ESOP	Other reserves(1)	Total equity
		$M	$M	$M	$M	$M	$M	$M
At January 1, 2010		19.6	150.9	—	226.2	(0.8)	(360.2)	35.7

Net income for the year		—	—	—	25.7	—	—	25.7
Currency translation differences		—	—	—	—	—	0.2	0.2
Decrease in fair value of cash flow hedges		—	—	—	—	—	(0.2)	(0.2)
Transfer to income statement on cash flow hedges		—	—	—	—	—	0.5	0.5
Actuarial gains and losses on pension plans		—	—	—	4.4	—	—	4.4
Deferred tax on items taken to other comprehensive income		—	—	—	(1.3)	—	—	(1.3)

Total comprehensive income for the year		—	—	—	28.8	—	0.5	29.3

Purchase of shares from ESOP	19	—	—	—	—	0.2	—	0.2

Other changes in equity in the year		—	—	—	—	0.2	—	0.2

At December 31, 2010		19.6	150.9	—	255.0	(0.6)	(359.7)	65.2

Net income for the year		—	—	—	43.4	—	—	43.4
Currency translation differences		—	—	—	—	—	(5.5)	(5.5)
Increase in fair value of cash flow hedges		—	—	—	—	—	0.9	0.9
Transfer to income statement on cash flow hedges		—	—	—	—	—	(0.2)	(0.2)
Actuarial gains and losses on pension plans		—	—	—	(54.0)	—	—	(54.0)
Deferred tax on items taken to other comprehensive income		—	—	—	15.0	—	—	15.0

Total comprehensive income for the year		—	—	—	4.4	—	(4.8)	(0.4)

At December 31, 2011		19.6	150.9	—	259.4	(0.6)	(364.5)	64.8

Net income for the year		—	—	—	42.4	—	—	42.4
Currency translation differences		—	—	—	—	—	2.9	2.9
Decrease in fair value of cash flow hedges		—	—	—	—	—	(0.1)	(0.1)
Transfer to income statement on cash flow hedges		—	—	—	—	—	(0.2)	(0.2)
Actuarial gains and losses on pension plans		—	—	—	(21.3)	—	—	(21.3)
Deferred tax on items taken to other comprehensive income		—	—	—	3.9	—	—	3.9

Total comprehensive income for the year		—	—	—	25.0	—	2.6	27.6

Equity dividends	21	—	—	—	(5.8)	—	—	(5.8)
Proceeds from shares issued	21	5.7	—	59.4	—	—	—	65.1
Share issue costs	21	—	—	(3.8)	—	—	—	(3.8)
I.P.O related share based compensation charge	19	—	—	—	—	—	0.8	0.8
Purchase of shares from ESOP	19	—	—	—	—	0.1	—	0.1

Other changes in equity in the year		5.7	—	55.6	(5.8)	0.1	0.8	56.4

At December 31, 2012		25.3	150.9	55.6	278.6	(0.5)	(361.1)	148.8

(1)
Other reserves include a hedging reserve of a gain of $0.4 million (2011: gain of $0.7 million and 2010: gain of $0.1 million), a translation reserve of $28.5 million (2011: $31.4 million and 2010: $26.0 million), a merger reserve of $333.8 million (2011 and 2010: $333.8 million) and other capital reserves of $0.8 million (2011 and 2010: $nil).

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions)

1. Accounting policies

Basis of preparation and statement of compliance with IFRS

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union as they apply to the financial statements of the Group for the year ended December 31, 2012. The consolidated financial statements have been prepared on a historical cost basis, except where IFRS requires or permits fair value measurement. The consolidated financial statements also comply fully with IFRSs as issued by the International Accounting Standards Board as they apply to the financial statements of the Group for the year ended December 31, 2012.

The Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Therefore the Directors continue to apply the going concern basis for accounting in the preparation of the financial statements.

For the purpose of the accompanying consolidated financial statements, subsequent events have been evaluated through to March 28, 2013, which is the date the financial statements were authorized by the board. The financial statements were issued on March 29, 2013.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Luxfer Holdings PLC and its subsidiaries (the "Group") as at December 31 each year. The financial statements consolidated of the subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies. All inter-company balances and transactions, including unrealized profits arising from intra-group transactions, have been eliminated in full.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

The accounting policies which follow set out those polices which apply in preparing the financial statements for the years ended December 31, 2010, December 31, 2011 and December 31, 2012.

Presentation currency

The consolidated financial statements are presented in US dollars and all values are rounded to the nearest $0.1 million except when otherwise indicated. The books of the Group's non-US entities are converted to US dollars at each reporting period date in accordance with the accounting policy below.

The functional currency of the holding company Luxfer Holdings PLC and its UK subsidiaries remains pounds sterling, being the most appropriate currency for those particular operations.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. The choice of measurement of non-controlling interest, either at fair value or at the proportionate share of the acquiree's identifiable net assets is

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

1. Accounting policies (Continued)

determined on a transaction by transaction basis. Acquisition costs incurred are expensed and included in administrative expenses.

Goodwill is initially measured at cost being the excess of the aggregate of the acquisition-date fair value of the consideration transferred and the amount recognized for the non-controlling interest over the net identifiable amounts of the assets acquired and the liabilities assumed in exchange for the business combination. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the Group's cash generating units that are expected to benefit from the combination. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash generating unit retained.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date.

Negative goodwill is measured at cost being the excess of the net identifiable amounts of the assets acquired and the liabilities assumed in exchange for the business combination over the aggregate of the acquisition-date fair value of the consideration transferred and the amount recognized for the non-controlling interest. Any amount of negative goodwill is recognised immediately as income.

Patents and trademarks

Patents and trademarks are measured initially at purchase cost and are amortized on a straight-line basis over the lower of their estimated useful lives, or legal life, this being 17 to 20 years. The carrying values are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Reviews are made annually of the estimated remaining lives and residual values of the patents and trademarks.

Revenue

Revenue excludes inter-company sales and value added tax and represents net invoice value less estimated rebates, returns and settlement discounts. Revenue is recognized on the sale of goods and services when the significant risks and rewards of ownership of those goods and services have been transferred to a third party, which would normally be at the point of dispatch.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Depreciation is initially calculated on a straight-line basis over the estimated useful life of the particular

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

1. Accounting policies (Continued)

asset. As a result of the complexity of our manufacturing process, there is a wide range of plant and equipment in operation. The rate of annual charge is summarized as follows:

Freehold buildings	3% – 10%
Leasehold land and buildings	The lesser of life of lease or freehold rate
Plant and equipment	4% – 30%
Including:
Heavy production equipment (including casting, rolling, extrusion and press equipment)	4% – 6%
Chemical production plant and robotics	10% – 15%
Other production machinery	10% – 20%
Furniture, fittings, storage and equipment	10% – 30%

Freehold land is not depreciated.

Reviews are made annually of the estimated remaining lives and residual values of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear.

For any individual asset the carrying value is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying value exceeds the estimated recoverable amount, the asset is written down to its recoverable amount. The recoverable amount of property, plant and equipment is the greater of the net selling price and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the income statement as part of the profit or loss before tax.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year the item is derecognized.

Inventories

Inventories are stated at the lower of cost and net realizable value. Raw materials are valued on a first-in, first-out basis. In the Elektron division rare earth chemicals inventories are valued on an average cost basis. Work in progress and finished goods costs comprise direct materials and, where applicable, direct labor costs, an apportionment of production overheads and any other costs that have been incurred in bringing the inventories to their present location and condition. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

1. Accounting policies (Continued)

Research and development

Research expenditure is written off as incurred. Internal development expenditure is charged to the income statement in the year it is incurred unless it meets the recognition criteria of IAS 38 "Intangible Assets". Regulatory and other uncertainties generally mean that such criteria are not usually met. Where, however, the recognition criteria are met, intangible assets are capitalized and amortized over their useful economic lives from product launch. Intangible assets relating to products in development are subject to impairment testing at each balance sheet date or earlier upon indication of impairment.

Foreign currencies

Transactions in currencies other than an operation's functional currency are initially recorded in the functional currency at the rate of exchange prevailing on the dates of transactions. At each balance sheet date, the foreign currency monetary assets and liabilities are translated into the functional currency at the rates prevailing on the balance sheet date. All differences are taken to the consolidated income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognized in the consolidated income statement. Tax charges and credits attributable to exchange differences on those borrowings are also dealt with in equity.

On consolidation, the assets and liabilities of the Group's foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences that arise, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognized in the income statement in the period in which the operation is disposed.

Income tax

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred income tax is the future corporation tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred income tax liabilities are generally recognized for all taxable temporary differences.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

1. Accounting policies (Continued)

Deferred income tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred income tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, investments in associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred income tax is calculated at the tax rate that is expected to apply in the period when the liability is settled or the asset is realized based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Deferred income tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred income tax is also dealt with in equity.

Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased items, are capitalized as a fixed asset at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments.

The capital element of the leasing commitment is shown as obligations under finance leases. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Retirement benefit costs

In respect of defined benefit plans, obligations are measured at discounted present value whilst plan assets are recorded at fair value. The cost of providing benefits is determined using the Projected Unit Method, with actuarial valuations being carried out at each balance sheet date. The charge to the income statement is based on an actuarial calculation of the Group's portion of the annual expected costs of the benefit plans, based on a series of actuarial assumptions which include an estimate of the regular service costs, the liability discount rate and the expected return on assets.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

1. Accounting policies (Continued)

When a settlement or curtailment occurs the obligation and related plan assets are re-measured using current actuarial assumptions and the resultant gain or loss recognized in the income statement in the period in which the settlement or curtailment occurs.

Actuarial gains and losses are recognized immediately in the statement of comprehensive income.

Payments to defined contribution plans are charged as an expense as they fall due.

Government grants

Government grants relating to property, plant and equipment are treated as deferred income and released to the income statement over the expected useful lives of the asset concerned.

Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event, it is probable that a transfer of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Share based compensation

The cost of equity-settled transactions is recognized, based upon the fair value at grant date, together with a corresponding increase in other capital reserves in equity, over the period in which the performance or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The income statement expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity date of three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

Discontinued operations and assets and liabilities held for sale

Discontinued operations are those operations that represent a separately identifiable major line of business that has either been disposed of, or is classified as held for sale.

For those activities classified as discontinued, the post-tax profit or loss is disclosed separately on the face of the income statement. The cash flows associated with the discontinued operation are also disclosed.

Assets (or disposal groups) held for sale are classified as assets held for sale and stated at the lower of their carrying amount and fair value costs to sell, if their carrying amount is recovered principally through a sale transaction rather than through continuing use. Assets held for sale are no longer amortized or depreciated from the time they are classified as such.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

1. Accounting policies (Continued)

Interest in joint ventures

The Group has interests in joint ventures which are jointly controlled entities, whereby the venturers have a contractual arrangement that establishes joint control over the economic activities of the entity. The Group recognizes its interest in its joint ventures using the equity method.

Under the equity method, the investment in a joint venture is carried in the balance sheet at cost plus post acquisition changes in the Group's share of net assets of the joint venture. The income statement reflects the share of the results of the joint venture. The share of the result of joint venture is shown on the face of the income statement. This is the result attributable to equity holders of the joint venture.

The financial statements of the joint ventures are prepared for the same reporting period as the parent company. Where necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on the Group's investment in a joint venture. The Group determines at each reporting date whether there is any objective evidence that the investment in a joint venture is impaired. If this is the case the Group calculates the amount of impairment as the difference between the recoverable amount of a joint venture and its carrying value and recognizes the amount in the income statement.

Upon loss of joint control and provided the former joint control entity does not become a subsidiary or associate, the Group measures and recognizes its remaining investment at its fair value. Any difference between the carrying amount of the former joint controlled entity upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as investment in an associate.

Financial assets and liabilities

Trade and other receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Bank and other loans

Bank and other loans are recorded at the fair value of the proceeds received plus directly attributable transaction costs. Issue costs relating to revolving credit facilities are charged to the income statement over the life of the facility on a periodic basis. Issue costs relating to fixed term loans are charged to the income statement using the effective interest method and are added to the carrying amount of the fixed term loan.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

1. Accounting policies (Continued)

Derivative financial instruments

The Group uses derivative financial instruments such as foreign currency contracts to hedge its risks associated with foreign currency fluctuations. Such derivative financial instruments are stated at fair value.

Hedges are classified as cash flow hedges when they hedge exposure to variability in cash flows either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction.

In relation to cash flow hedges to hedge the foreign currency risk of firm commitments which meet the conditions for special hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in the income statement.

In relation to derivative financial instruments used to hedge a forecast transaction, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in the income statement. Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss.

Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by the Group are recorded at the proceeds received.

Financial liabilities and equity instruments are all instruments that are issued by the Group as a means of raising finance, including shares, loan notes, debentures, debt instruments and options and warrants that give the holder the right to subscribe for or obtain financial liabilities and equity instruments.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. All equity instruments are included in shareholders' funds. The finance costs incurred in respect of an equity instrument are charged directly to the income statement. Other instruments are classified as financial liabilities if they contain a contractual obligation to transfer economic benefits.

Critical accounting judgments and key sources of estimation of uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below. The judgments used by management in the application of the Group's accounting policies in respect of these key areas of estimation are considered to be the most significant.

Impairment of non-financial assets

The Group assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Goodwill is tested for impairment annually and at other times when such indicators exist. Other non-financial assets are tested for impairment when there are indicators that the carrying amount may not be recoverable.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

1. Accounting policies (Continued)

When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows. Details regarding goodwill and assumptions used in carrying out the impairment review are provided in Note 14.

Pensions

Determining the present value of future obligations of pensions requires an estimation of future mortality rates, expected rates of return on assets, future salary increases, future pension increases and discount rates. These assumptions are determined in association with qualified actuaries. Due to the long term nature of these plans, such estimates are subject to significant uncertainty. The pension liability at December 31, 2012 is $96.7 million (December 31, 2011: $82.4 million). Further details are given in Note 30.

Deferred tax

Deferred tax assets are recognized for unabsorbed tax losses and unutilized capital allowances to the extent that it is probable that taxable profit will be available against which the losses and capital allowances can be utilized. Judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further details are given in Note 24.

Inventories obsolescence and inventories write down

Inventories are stated at the lower of cost and net realizable value. Inventories are reviewed on a regular basis and the Group will make allowance for excess or obsolete inventories and write down to net realizable value based primarily on committed sales prices and management estimates of expected and future product demand and related pricing. Further details are given in Note 16.

Changes in accounting policies

The accounting policies adopted are consistent with those of the previous financial year except for the following new and amended standards and interpretations during the year. Adoption of these revised standards and interpretations did not have any effect on the financial statements of the Group.

International Accounting Standards		Effective date
IAS 12	Income Taxes (Amendment)	January 1, 2012
IFRS 7	Financial Instruments: Disclosures (Amendment)	July 1, 2011

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

1. Accounting policies (Continued)

New standards and amendments to standards not applied

The IASB has issued the following standards and amendments to standards with an effective date after the date of these financial statements:

International Accounting Standards		Effective date
IAS 1	Presentation of Financial Statements (Amendments)	July 1, 2012
IAS 19	Employee Benefits (Revised)	January 1, 2013
IAS 27	Separate Financial Statements (Revised)	January 1, 2013
IAS 28	Investments in Associates and Joint Ventures (Revised)	January 1, 2013
IAS 32	Financial Instruments: Presentation (Amendment)	January 1, 2014
IFRS 7	Financial Instruments: Disclosures (Amendment)	January 1, 2013
IFRS 9	Financial Instruments: Classification and Measurement	January 1, 2015
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013

The Directors do not anticipate that the adoption of these standards and interpretations will have a material effect on the Group's financial statements in the period of initial application, with the exception of the following amendment:

IAS 19 Employee Benefits (Revised)

Under the revised standard, the charge to the income statement in relation to defined benefit costs will change, with only current year service costs and administrative expenses being charged to operating profit and an interest expense calculated on the outstanding accounting deficit being charged to finance costs. Currently a net actuarial charge is made to operating profit based on the aggregation of the service cost, plus an interest cost on the liabilities, net of an expected return (or gain) on assets. Whilst it is difficult to predict the full impact in future periods of the change to IAS 19 (revised) due to changing actuarial assumptions and fund valuations, and whilst the Group defined benefit plans remain in deficit, it is expected there will be increased net finance costs. The revised standard is not expected to lead to changes on the balance sheet or the deficit, so movements in the income statement are expected to have equal and opposite movements in Other Comprehensive Income.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

1. Accounting policies (Continued)

The following tables summarize the impact of the revision to the standard to the income statement if it had been applied to the years ending December 31, 2012, 2011 and 2010.

	Summary income statement under existing IAS 19			Restated under IAS 19 (Revised)
	2012	2011	2010	2012	2011	2010
	$M	$M	$M	$M	$M	$M
OPERATING PROFIT	66.7	66.2	44.9	66.4	63.9	43.9
Other income (expense):
Acquisition and disposal costs	(0.8)	(0.2)	(0.4)	(0.8)	(0.2)	(0.4)
Finance income:
Interest received	0.2	0.2	0.2	0.2	0.2	0.2
Gain on purchase of own debt	—	—	0.5	—	—	0.5
Finance costs
IAS 19 charge	—	—	—	(3.6)	(1.9)	(2.6)
Interest costs	(6.7)	(9.2)	(9.6)	(6.7)	(9.2)	(9.6)

PROFIT ON OPERATIONS BEFORE TAXATION	59.4	57.0	35.6	55.5	52.8	32.0
Tax expense	(17.0)	(13.6)	(9.9)	(16.0)	(12.5)	(8.9)

NET INCOME FOR THE YEAR	42.4	43.4	25.7	39.5	40.3	23.1

Attributable to:
Equity shareholders	42.4	43.4	25.7	39.5	40.3	23.1

Based on the above table, the IAS 19 (revised) impact can be summarized as follows:

	2012	2011	2010
	$M	$M	$M
Reduction in:
Operating profit	(0.3)	(2.3)	(1.0)
Profit on operations before taxation	(3.9)	(4.2)	(3.6)
Net income	(2.9)	(3.1)	(2.6)

2. Revenue and segmental analysis

For management purposes, the Group is organized into two operational divisions, Gas Cylinders and Elektron. The tables below set out information on the results of these two reportable segments.

Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on trading profit or loss, defined as operating profit or loss before restructuring and other expense.

All inter-segment sales are made on an arm's length basis.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

2. Revenue and segmental analysis (Continued)

REPORTING SEGMENTS:

Year ended December 31, 2012	Gas Cylinders	Elektron	Unallocated	Total Continuing Activities
	$M	$M	$M	$M
Revenue
Segment Revenue	246.3	265.7	—	512.0
Inter-segment sales	—	(0.4)	—	(0.4)

Sales to external customers	246.3	265.3	—	511.6

Result
Trading profit	15.8	53.0	—	68.8
Restructuring and other income (expense) (Note 5)	(1.1)	(0.2)	(0.8)	(2.1)

Operating profit/(loss)	14.7	52.8	(0.8)	66.7
Acquisition and disposal costs (Note 5)	(0.6)	(0.2)	—	(0.8)
Net finance costs				(6.5)

Profit before tax				59.4
Tax expense				(17.0)

Net income for the year				42.4

Other segment information
Segment assets	165.7	152.1	72.7	390.5
Segment liabilities	(40.3)	(28.2)	(173.2)	(241.7)

Net assets/(liabilities)	125.4	123.9	(100.5)	148.8

Capital expenditure: Property, plant and equipment	8.2	11.3	—	19.5
Capital expenditure: Intangible assets	—	—	—	—
Depreciation and amortization	6.5	8.2	—	14.7

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

2. Revenue and segmental analysis (Continued)

Year ended December 31, 2011	Gas Cylinders	Elektron	Unallocated	Total Continuing Activities
	$M	$M	$M	$M
Revenue
Segment Revenue	223.3	287.8	—	511.1
Inter-segment sales	—	(0.3)	—	(0.3)

Sales to external customers	223.3	287.5	—	510.8

Result
Trading profit	11.9	54.1	—	66.0
Restructuring and other income (expense) (Note 5)	—	—	0.2	0.2

Operating profit	11.9	54.1	0.2	66.2
Acquisition and disposal costs (Note 5)	—	(0.2)	—	(0.2)
Net finance costs				(9.0)

Profit before tax				57.0
Tax expense				(13.6)

Net income for the year				43.4

Other segment information
Segment assets	136.5	172.7	55.1	364.3
Segment liabilities	(39.8)	(40.0)	(219.7)	(299.5)

Net assets/(liabilities)	96.7	132.7	(164.6)	64.8

Capital expenditure: Property, plant and equipment	7.0	13.8	—	20.8
Capital expenditure: Intangible assets	0.2	0.1	—	0.3
Depreciation and amortization	6.4	8.1	—	14.5

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

2. Revenue and segmental analysis (Continued)

Year ended December 31, 2010	Gas Cylinders	Elektron	Unallocated	Total Continuing Activities
	$M	$M	$M	$M
Revenue
Segment Revenue	199.2	204.0	—	403.2
Inter-segment sales	—	(0.5)	—	(0.5)

Sales to external customers	199.2	203.5	—	402.7

Result
Trading profit	12.2	33.5	—	45.7
Restructuring and other expense (Note 5)	—	(0.2)	(0.6)	(0.8)

Operating profit/(loss)	12.2	33.3	(0.6)	44.9
Acquisition and disposal costs (Note 5)	—	(0.4)	—	(0.4)
Net finance costs				(8.9)

Profit before tax				35.6
Tax expense				(9.9)

Net income for the year				25.7

Other segment information
Segment assets	126.3	144.3	26.0	296.6
Segment liabilities	(37.0)	(31.6)	(162.8)	(231.4)

Net assets/(liabilities)	89.3	112.7	(136.8)	65.2

Capital expenditure: Property, plant and equipment	6.2	9.9	—	16.1
Capital expenditure: Intangible assets	—	—	—	—
Depreciation and amortization	6.3	7.5	—	13.8

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

2. Revenue and segmental analysis (Continued)

GEOGRAPHIC ORIGIN:

Year ended December 31, 2012	United Kingdom	Rest of Europe	North America	Australasia	Asia	Total
	$M	$M	$M	$M	$M	$M
Revenue
Segment revenue	210.1	65.2	304.2	0.1	5.9	585.5
Inter-segment sales	(42.9)	(4.5)	(26.5)	—	—	(73.9)

Sales to external customers	167.2	60.7	277.7	0.1	5.9	511.6

Result
Trading profit	25.0	3.2	39.6	0.1	0.9	68.8
Restructuring and other expense (Note 5)	(1.0)	(0.2)	(0.9)	—	—	(2.1)

Operating profit	24.0	3.0	38.7	0.1	0.9	66.7

Other geographical segment information
Non-current assets(1)	56.7	20.9	90.8	—	0.4	168.8
Net assets/(liabilities)(2)	52.1	32.8	58.9	0.4	4.6	148.8
Capital expenditure: Property, plant and equipment	6.7	2.4	10.2	—	0.2	19.5
Capital expenditure: Intangible assets	—	—	—	—	—	—
Depreciation and amortization	5.5	2.7	6.5	—	—	14.7

(1)
The Group's non-current assets analyzed by geographic origin include property, plant and equipment, intangible assets and investments.

(2)
Represents net assets/(liabilities) employed—excluding inter-segment assets and liabilities.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

2. Revenue and segmental analysis (Continued)

Year ended December 31, 2011	United Kingdom	Rest of Europe	North America	Australasia	Asia	Total
	$M	$M	$M	$M	$M	$M
Revenue
Segment revenue	221.8	54.9	290.3	0.1	6.5	573.6
Inter-segment sales	(35.4)	(2.5)	(24.9)	—	—	(62.8)

Sales to external customers	186.4	52.4	265.4	0.1	6.5	510.8

Result
Trading profit/(loss)	26.1	(0.2)	39.5	0.1	0.5	66.0
Restructuring and other expense (Note 5)	0.2	—	—	—	—	0.2

Operating profit/(loss)	26.3	(0.2)	39.5	0.1	0.5	66.2

Other geographical segment information
Non-current assets(1)	52.6	18.8	80.0	—	0.3	151.7
Net assets/(liabilities)(2)	14.0	26.8	19.7	0.3	4.0	64.8
Capital expenditure: Property, plant and equipment	7.8	1.7	11.3	—	—	20.8
Capital expenditure: Intangible assets	0.3	—	—	—	—	0.3
Depreciation and amortization	5.5	2.9	6.1	—	—	14.5

(1)
The Group's non-current assets analyzed by geographic origin include property, plant and equipment, intangible assets and investments.

(2)
Represents net assets/(liabilities) employed—excluding inter-segment assets and liabilities.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

2. Revenue and segmental analysis (Continued)

Year ended December 31, 2010	United Kingdom	Rest of Europe	North America	Australasia	Asia	Total
	$M	$M	$M	$M	$M	$M
Revenue
Segment revenue	170.0	48.8	234.6	0.1	5.9	459.4
Inter-segment sales	(29.6)	(1.8)	(25.3)	—	—	(56.7)

Sales to external customers	140.4	47.0	209.3	0.1	5.9	402.7

Result
Trading profit	15.3	1.0	28.2	0.1	1.1	45.7
Restructuring and other expense (Note 5)	(0.6)	—	(0.2)	—	—	(0.8)

Operating profit	14.7	1.0	28.0	0.1	1.1	44.9

Other geographical segment information
Non-current assets(1)	50.1	20.7	75.0	—	0.3	146.1
Net assets/(liabilities)(2)	(55.9)	27.1	90.4	0.3	3.3	65.2
Capital expenditure: Property, plant and equipment	7.7	0.9	7.5	—	—	16.1
Capital expenditure: Intangible assets	—	—	—	—	—	—
Depreciation and amortization	5.4	2.9	5.4	—	0.1	13.8

(1)
The Group's non-current assets analyzed by geographic origin include property, plant and equipment, intangible assets and investments.

(2)
Represents net assets/(liabilities) employed—excluding inter-segment assets and liabilities.

GEOGRAPHIC DESTINATION:

	United Kingdom	Rest of Europe	Africa	North America	South America	Asia Pacific	Total
	$M	$M	$M	$M	$M	$M	$M
Revenue—Continuing activities
Year ended December 31, 2012	58.8	126.6	7.6	226.6	19.4	72.6	511.6
Year ended December 31, 2011	61.5	128.3	20.3	210.3	25.1	65.3	510.8
Year ended December 31, 2010	46.0	104.9	7.3	182.3	15.1	47.1	402.7

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

3. Operating profit

Operating profit for continuing activities is stated after charging/(crediting):

	2012	2011	2010
	$M	$M	$M
Research and development expenditure charged to the income statement	7.1	8.5	8.9
Research and development capital expenditure included within property, plant and equipment	1.8	2.6	0.9

Total research and development expenditure	8.9	11.1	9.8
less external funding received—grants and recharges to third parties	(0.7)	(2.9)	(3.1)
less research and development expenditure capitalized within property, plant and equipment	(1.8)	(2.6)	(0.9)

Net research and development	6.4	5.6	5.8

Depreciation of property, plant and equipment (Note 12)	14.4	14.2	13.6
Amortization of intangible assets (included in cost of sales) (Note 13)	0.3	0.3	0.2
Loss on disposal of property, plant and equipment	—	—	0.1
Income and costs relating to demolition of vacant property (Note 5)	—	—	0.6
Net foreign exchange gains	(0.7)	(0.7)	(1.2)
Staff costs (Note 6)	110.3	104.3	97.9
Cost of inventories recognized as expense	356.5	355.9	294.4

4. Fees payable to auditors

	2012	2011	2010
	$M	$M	$M
Fees payable to auditors for the audit of the financial statements	0.9	0.8	0.5

The audit fee for the Company financial statements of Luxfer Holdings PLC was $0.1 million (2011 and 2010: $0.1 million).

Fees payable to auditors for non-audit services:

Audit related assurance services	0.4	1.0	—
Tax compliance services	0.5	0.5	0.3
Tax advisory services	0.3	0.3	0.2

	1.2	1.8	0.5

Total fees payable	2.1	2.6	1.0

Included in fees payable to auditors for non-audit services was $1.3 million (2011: $1.4 million and 2010: $0.3 million) relating to the Company and its UK subsidiaries.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

5. Other income (expense) items

(a)   Restructuring and other income (expense)

	2012	2011	2010
	$M	$M	$M
(Charged)/credited to Operating profit:
Rationalization of operations	(1.3)	—	(0.2)
I.P.O related share based compensation charge	(0.8)	—	—
I.P.O related legal and professional costs	—	(1.4)	—
Past service credit on retirement benefit obligations	—	1.6	—
Income and costs relating to demolition of vacant property	—	—	(0.6)

	(2.1)	0.2	(0.8)

(b)   Acquisition and disposal costs

	2012	2011	2010
	$M	$M	$M
Charged to Non-operating profit:
Net acquisition costs	(0.6)	—	—
Disposal costs of intellectual property	(0.2)	(0.2)	(0.4)

	(0.8)	(0.2)	(0.4)

Rationalization of operations

In 2012, $1.1 million of costs have been incurred in relation to rationalization costs in the Gas Cylinders division and $0.2 million of costs have been incurred in relation to rationalization costs in the Elektron division.

In 2010, the Elektron division incurred costs of $0.2 million (2009: $1.0 million), relating to a series of rationalization activities conducted at the manufacturing plants to improve operating efficiencies.

I.P.O related share based compensation charge

In 2012, a charge of $0.8 million was recognized in the income statement under IFRS 2 in relation to share options granted as part of the initial public offering. The share options are described in further detail in note 32.

I.P.O related non-trade legal and professional costs

In 2011, the Group incurred legal, audit and professional costs of $2.8 million in relation to the raising of equity funding. Of this, $1.4 million was expensed in the year mainly in relation to historical audit work and $1.4 million was deferred, which related to regulatory and legal documentation to support the transaction.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

5. Other income (expense) items (Continued)

Past service credit on retirement benefit obligations

In 2011, retired members of the Luxfer Group Pension Plan, the principal defined benefit plan in the UK, were offered the option of altering the structure of their pension by receiving an uplift immediately in return for giving up rights to a portion of their future pension increases. This reduced the costs and risks of operating the pension plan and resulted in a gain of $1.6 million and a corresponding reduction in the present value of the defined benefit obligations of the pension plan.

Income and costs relating to demolition of vacant property

In 2010, a charge of $0.6 million was made for the demolition of a vacant property net of proceeds from a third party lessee of the building owned by the group undertaking Luxfer Group Services Limited.

Net acquisition costs

In 2012, net acquisition costs of $0.6 million were recognized by the Gas Cylinders division in relation to the acquisition of Dynetek Industries Limited. The cost was comprised of acquisition costs of $0.8 million less a negative goodwill credit of $0.2 million, as further explained in Note 11.

Disposal costs of intellectual property

In 2012, the Elektron division incurred costs of $0.2 million (2011: $0.2 million and 2010: $0.4 million) in relation to the sale process of intellectual property in the USA acquired as part of the 2007 acquisition of Revere Graphics.

6. Staff Costs

	2012	2011	2010
	$M	$M	$M
Wages and salaries	89.6	88.0	80.0
Social security costs	12.3	12.6	11.2
Retirement benefit costs	6.4	3.7	6.6
Redundancy costs:
continuing activities (note 5)	1.2	—	0.2
I.P.O related share based compensation charge	0.8	—	—

	110.3	104.3	98.0

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

6. Staff Costs (Continued)

The average monthly number of employees during the year was made up as follows:

	2012	2011	2010
	No.	No.	No.
Production and distribution	1,284	1,209	1,210
Sales and administration	183	189	170
Research and development	53	51	45

	1,520	1,449	1,425

In 2012, compensation of key management personnel (including directors) was $2.8 million (2011: $2.7 million and 2010: $2.8 million) for short-term employee benefits and $0.4 million (2011: $0.5 million and 2010: $0.5 million) for post-employment benefits.

Directors' interests and related party transactions

No director had a material interest in, nor were they a party to, any contract or arrangement to which the parent company, Luxfer Holdings PLC (the "Company") or any of its subsidiaries is or was party either during the year or at the end of the year, with the following exceptions: in the case of the executive directors their individual service contract; in the case of the non-executive directors their engagement letters or the contract for services under which their services as a director of the Company are provided; in the case of the executive directors and the chairman, the Management Incentive Plan (terminated October 2012). No share options were exercised by directors of the Company during the year.

7. Finance income

	2012	2011	2010
	$M	$M	$M
Bank interest received	0.2	0.1	0.1
Other interest received (Note 25)	—	0.1	0.1
Gain on purchase of own debt	—	—	0.5

Total finance income	0.2	0.2	0.7

8. Finance costs

	2012	2011	2010
	$M	$M	$M
Interest paid:
Senior Notes due 2012	—	3.3	7.5
Bank and other loans	5.7	4.3	0.8
Amortization of issue costs	1.0	1.6	1.3

Total finance costs	6.7	9.2	9.6

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

9. Income tax

(a)
Analysis of taxation charge for the year

	2012	2011	2010
	$M	$M	$M
Current tax:
UK Corporation tax	3.3	1.0	—
Adjustments in respect of previous years	(0.4)	—	—

	2.9	1.0	—
Non-UK tax	9.9	10.8	9.4
Adjustments in respect of previous years	(1.7)	—	0.1

Total current tax charge	11.1	11.8	9.5

Deferred tax:
Origination and reversal of temporary differences	4.5	2.0	0.5
Adjustments in respect of previous years	1.4	(0.2)	(0.1)

Total deferred tax charge	5.9	1.8	0.4

Tax on profit on operations	17.0	13.6	9.9

The income tax charge relates to continuing activities and there is no tax charge in relation to discontinued activities.

(b)
Factors affecting the taxation charge for the year

The tax assessed for the year differs from the standard rate of 24.5% (2011: 26.5% and 2010: 28%) for corporation tax in the UK.

The differences are explained below:

	2012	2011	2010
	$M	$M	$M
Profit on operations before taxation	59.4	57.0	35.6

Profit on operations at 2012 standard rate of corporation tax in the UK of 24.5% (2011: 26.5% and 2010: 28%)	14.6	15.1	10.0
Effects of:
Income not taxable	(0.2)	(0.3)	(0.9)
Unprovided deferred tax	(1.3)	(4.7)	(1.5)
Foreign tax rate differences	4.6	3.7	2.3
Adjustment in respect of previous years	(0.7)	(0.2)	—

Tax expense	17.0	13.6	9.9

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

9. Income tax (Continued)

(c)
Factors that may affect future taxation charge

As at December 31, 2012, the Group has carried forward tax losses of $85.4 million (UK: $71.9 million, non-UK: $13.5 million). Carried forward tax losses for 2011 were $74.2 million (UK: $69.2 million, non-UK: $5.0 million) and for 2010 were 73.4 million (UK: $68.4 million, non-UK: $5.0 million). To the extent that these losses are available to offset against future taxable profits, it is expected that the future effective tax rate would be below the standard rate in the country where the profits are offset.

In his annual Budget announcement of March 20, 2013, the Chancellor of the Exchequer announced certain tax changes which will have a significant effect on the Group's future tax position. The proposals include phased reductions in the UK corporation tax rate to 20% from 1 April 2015.

As at December 31, 2012, only the previously announced reduction in the rate to 23% had been 'substantively enacted' and this has been reflected in the Group's financial statements as at December 31, 2012.

The effect of the reduction of the UK corporation tax rate to 20% on the Group's deferred tax asset (recognized and not recognized) would be to reduce the deferred tax asset by $4.5 million. This being a reduction of $2.7 million in the Group's recognized deferred tax asset and $1.8 million in the Group's unrecognized deferred tax asset as at December 31, 2012.

The rate change would also impact the amount of future cash tax payments to be made by the UK Group. The effect on the UK Group of the proposed changes to the UK tax system will be reflected in the financial statements of the UK Group companies in future years, as appropriate, once the proposals have been substantively enacted.

10. Earnings per share

The Group calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average common shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the year.

For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the financial year have been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.

American Depositary Shares (ADSs) of Luxfer Holdings PLC are listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The company's £1 ordinary shares are not traded on any recognized stock exchange. The Depository for the ADSs holds 1 £1 ordinary share for every 2 ADSs traded, through American Depositary Receipts.

The weighted average methodology used to calculate the ordinary shareholders for 2012 EPS on the £1 shares does not reflect a full-year economic impact of a 35% increase in the share capital of the Group from the IPO at 3rd October 2012. ADS and ordinary £1 shareholders should consider this impact when comparing the IFRS EPS to any ADS share price or comparator companies earnings multiples, for valuation purposes.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

10. Earnings per share (Continued)

As a comparison, an adjusted EPS, using the IFRS reported net income for 2012, but dividing by the total number of shares outstanding at the end of 2012, is $3.16 per ordinary share (equivalent to an adjusted EP-ADS of $1.58 per ADS), whereas the IAS 33 weighted average basic EPS is $3.95 per share. Although it is a non-GAAP financial measure, management believes an adjusted EP-ADS more closely reflects the underlying earnings per ADS performance based on the post-IPO share structure, which led to a significant change in the capital structure.

It should be noted that all EPS measures for prior years will be restated in 2013 for the introduction of the IAS 19 revised and the impact that accounting standard has on the Group's net income, as further disclosed in note 1 of these financial statements.

	2012	2011	2010
	$M	$M	$M
Basic earnings:
Basic earnings attributable to ordinary shareholders	42.4	43.4	25.7

Adjusted earnings:
Restructuring and other (income) expense (Note 5)	2.1	(0.2)	0.8
Acquisition and disposal costs (Note 5)	0.8	0.2	0.4
Finance income (Note 7):
Gain on purchase of own debt	—	—	(0.5)

Tax thereon	(0.3)	—	(0.3)

Adjusted earnings	45.0	43.4	26.1

Weighted average number of £1 ordinary shares:
For basic earnings per share	10,741,677	9,884,145	9,851,204
Exercise of share options	185,769	95,910	67,900

For diluted earnings per share	10,927,446	9,980,055	9,919,104

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	$4.19	$4.39	$2.65
Unadjusted	$3.95	$4.39	$2.61
Diluted
Adjusted	$4.12	$4.35	$2.63
Unadjusted	$3.88	$4.35	$2.59

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

10. Earnings per share (Continued)

	December 31, 2012	December 31, 2011	December 31, 2010
At the balance sheet date, the number of £1 ordinary shares outstanding were:
For basic earnings per share	13,406,326	9,885,526	9,884,026
Exercise of share options	473,710	95,910	67,900

For diluted earnings per share	13,880,036	9,981,436	9,951,926

Each £1 ordinary share is equal to 2 American Depositary Shares, as listed and quoted on the New York Stock Exchange.

11. Acquisition of business

In September 2012, the Group acquired Dynetek Industries Limited ("Dynetek"), a Canadian business that designs and manufactures high-pressure aluminum and carbon fiber gas cylinders and systems for compressed natural gas and low-emission vehicles. The primary reason for the acquisition was to increase the Group's manufacturing capacity in these areas. The gross consideration for 100% of the equity of the business was $11.7 million, where under the plan of arrangement $6.6 million was paid to the debt holders and $5.1 million was paid to the shareholders. $0.7 million of cash was acquired in the transaction. An additional $0.8 million of acquisition costs were incurred and paid in the fourth quarter of 2012. The initial assessment of the fair value of the net assets of the business acquired amounts to $11.9 million, resulting in a negative goodwill credit on acquisition of $0.2 million and net of the acquisition costs resulted in a charge to the income statement of $0.6 million.

	Book value prior to acquisition 2012	Revaluation of fixed assets	Adjustment to net realizable value	Fair value 2012
	$M	$M	$M	$M
Property, plant and equipment	2.6	5.6	—	8.2
Intangible assets	0.1	(0.1)	—	—
Cash and short term deposits	0.7	—	—	0.7
Inventories	6.3	—	(1.3)	5.0
Trade and other receivables	6.5	—	(0.2)	6.3

Total assets	16.2	5.5	(1.5)	20.2
Trade and other payables	8.0	—	0.3	8.3

Total liabilities	8.0	—	0.3	8.3

Net assets acquired	8.2	5.5	(1.8)	11.9

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

11. Acquisition of business (Continued)

2012
$M
Net acquisition costs:
Net assets acquired	11.9
Consideration paid	(11.7)

Negative goodwill credit	0.2
Acquisition costs	(0.8)

Net charge to the income statement	(0.6)

2012
$M
Net cashflow on purchase of business
Included in net cash flows from investing activities:
Amounts paid	11.7
Cash acquired	(0.7)

11.0

Included in net cash flows from operating activities
Acquisition costs	0.8

Net cash flow movement	11.8

The results of Dynetek, from the date of acquisition to the period ended 31 December 2012, which have been included in the consolidated income statement, are shown below. Following the acquisition, Dynetek was turned into two separate businesses in Germany and Canada.

2012
$M
Revenue	11.4
Expenses	(11.6)

Trading loss	(0.2)
Restructuring and other income (expense)	(0.7)

Loss before tax	(0.9)
Tax expense	—

Net loss attributable to Dynetek	(0.9)

Revenue of $11.4 million includes $9.1 million relating to the sale of gas cylinders and $2.3 million relating to the sale of other services and accessories.

Due to the distressed financial position of Dynetek Industries, its net assets had been subject to impairment in its own interim report for June 30, 2012, and our own initial fair value exercise re-assessed those asset values, based on the business being a going concern and applying the Group's accounting policies. The Group has not found it practicable to disclose the revenue and profit or loss of the combined entity as though the acquisition date had been at the beginning of the reporting period due to the availability of reliable information.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

12. Property, plant and equipment

	Freehold	Long leasehold	Short leasehold	Plant and equipment	Total
	$M	$M	$M	$M	$M
Cost:
At January 1, 2011	41.5	3.9	6.6	260.1	312.1
Additions	2.9	—	1.3	16.6	20.8
Disposals	—	—	(0.2)	(1.4)	(1.6)
Transfers	1.1	—	(1.1)	—	—
Exchange adjustments	(0.4)	—	—	(2.2)	(2.6)

At December 31, 2011	45.1	3.9	6.6	273.1	328.7
Additions	3.0	0.1	1.1	15.3	19.5
Business additions	0.6	—	—	7.6	8.2
Disposals	—	—	(0.2)	(6.5)	(6.7)
Exchange adjustments	0.6	0.2	0.1	7.3	8.2

At December 31, 2012	49.3	4.2	7.6	296.8	357.9

Depreciation:
At January 1, 2011	14.0	3.1	2.7	183.8	203.6
Provided during the year	1.0	—	0.4	12.8	14.2
Disposals	—	—	(0.2)	(1.4)	(1.6)
Transfers	0.5	—	(0.5)	—	—
Exchange adjustments	(0.1)	—	—	(1.6)	(1.7)

At December 31, 2011	15.4	3.1	2.4	193.6	214.5
Provided during the year	1.2	0.1	0.5	12.6	14.4
Disposals	—	—	(0.2)	(6.5)	(6.7)
Exchange adjustments	0.2	0.1	—	5.8	6.1

At December 31, 2012	16.8	3.3	2.7	205.5	228.3

Net book values:
At December 31, 2012	32.5	0.9	4.9	91.3	129.6
At December 31, 2011	29.7	0.8	4.2	79.5	114.2
At January 1, 2011	27.5	0.8	3.9	76.3	108.5

Long and short leasehold

The long and short leasehold costs relate to leasehold property improvements.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

13. Intangible assets

	Goodwill	Patents	Other	Total
	$M	$M	$M	$M
Cost:
At January 1, 2011	54.5	1.7	1.2	57.4
Additions	—	—	0.3	0.3
Exchange adjustments	(0.3)	—	(0.1)	(0.4)

At December 31, 2011	54.2	1.7	1.4	57.3
Exchange adjustments	2.0	—	—	2.0

At December 31, 2012	56.2	1.7	1.4	59.3

Amortization:
At January 1, 2011	18.6	0.8	0.8	20.2
Provided during the year	—	0.1	0.2	0.3
Exchange adjustments	(0.1)	—	(0.1)	(0.2)

At December 31, 2011	18.5	0.9	0.9	20.3
Provided during the year	—	0.1	0.1	0.2
Exchange adjustments	0.4	—	—	0.4

At December 31, 2012	18.9	1.0	1.0	20.9

Net book values:
At December 31, 2012	37.3	0.7	0.4	38.4
At December 31, 2011	35.7	0.8	0.5	37.0
At January 1, 2011	35.9	0.9	0.4	37.2

The patents acquired are being amortized over the lower of their estimated useful life, or legal life; this being 17 to 20 years.

14. Impairment of goodwill

Goodwill acquired in a business combination is allocated, at acquisition, to the cash-generating units (CGUs) that are expected to benefit from the business combination. The four CGUs represent the lowest level within the Group at which goodwill is monitored for internal reporting management purposes. The four

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

14. Impairment of goodwill (Continued)

CGUs are aggregated to form the Group's two defined reportable segments: Gas Cylinders division and Elektron division. The table below summarizes the carrying amount of goodwill by division:

	Gas Cylinders division	Elektron division	Total
	$M	$M	$M
At January 1, 2011	23.1	12.8	35.9
Exchange adjustments	(0.1)	(0.1)	(0.2)

At December 31, 2011	23.0	12.7	35.7
Exchange adjustments	1.0	0.6	1.6

At December 31, 2012	24.0	13.3	37.3

The Gas Cylinders division goodwill of $24.0 million (December 31, 2011: $23.0 million) included goodwill attributable to our Luxfer Gas Cylinders operations of $22.7 million (December 31, 2011: $21.8 million) and goodwill attributable to our Superform operations of $1.3 million (December 31, 2011: $1.2 million). The Elektron division goodwill of $13.3 million (December 31, 2011: $12.7 million) included goodwill attributable to our MEL Chemicals operations of $5.1 million (December 31, 2011: $4.9 million) and goodwill attributable to our Magnesium Elektron operations of $8.2 million (December 31, 2011: $7.8 million).

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amount of each of the cash-generating units has been determined based on a value in use calculation using a discounted cash flow method. The cash flows were derived from a business plan prepared at a detailed level by individual businesses within each CGU. The results of these plans were then extrapolated to give cash flow projections to 2015 and then a terminal value based on a growth rate of 2.5% (2011: 2.5% and 2010: 2.5%). The rate is estimated to be below the average long-term growth rate for the relevant markets. The business plans were driven by detailed sales forecasts by product type and best estimate of future demand by end market. The cash flows included allowance for detailed capital expenditure and maintenance programs, along with working capital requirements based on the projected level of sales. The before tax discount rate used was 10% (2011: 9% and 2010: 10%), which was considered a best estimate for the risk-adjusted cost of capital for the business units. The long term projections assumed product prices and costs were at current levels, but the exchange rates used were: US$: £ exchange rate a range from $1.57 - $1.60 and euro: $ exchange a range from €1.31 - €1.28. Based on the current business plans used in the impairment testing, it is believed no reasonable changes in the discount and growth rates or forecast future cash flows are expected to result in an impairment of the carrying value of the goodwill.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

15. Investments

	Joint ventures	Other	Total
	$M	$M	$M
At January 1, 2011	0.2	0.2	0.4
Increase in investments at cost	0.3	—	0.3
Share of start-up costs of joint ventures	(0.2)	—	(0.2)

At December 31, 2011	0.3	0.2	0.5
Increase in investments at cost	0.4	—	0.4
Share of start-up costs of joint ventures	(0.1)	—	(0.1)

At December 31, 2012	0.6	0.2	0.8

Investment in joint ventures

At December 31, 2012, the Group had the following joint ventures undertakings which affect the profit of the Group. Unless otherwise stated, the Group's joint ventures have share capital which consists solely of ordinary shares and are indirectly held, and the country of incorporation or registration is also their principal place of operation.

Name of company	Country of incorporation	Holding	Proportion of voting rights and shares held	Nature of business
Dynetek Cylinders India Private Limited	India	Ordinary shares	49%	Engineering
Dynetek Korea Co. Limited	South Korea	Ordinary shares	49%	Engineering
Luxfer Holdings NA, LLC	United States	N/A	49%	Engineering
Luxfer Uttam India Private Limited	India	Ordinary shares	51%	Engineering
Nikkei-MEL Co Limited	Japan	Ordinary shares	50%	Distribution

During 2012, the joint venture Luxfer Uttam Private Limited increased its share capital and the cost paid by the Group to maintain the 51% investment in the equity in the joint venture was $0.4 million. The joint venture has been accounted for using the equity method, as the venturers have a contractual agreement that establishes joint control over the economic activities of the entity, and the loss attributable to the joint venture for 2012 was $0.1 million (2011: loss of $0.2 million) as a result of start-up costs being incurred.

During 2012, the Group acquired two Joint Ventures in India and South Korea through its acquisition of Dynetek Industries and at the end of the year established a third in North America. The objective of these joint ventures is to promote and support the use of large composite cylinders for use by end customers in CNG and Hydrogen gas transportation applications. None of these new joint ventures had any significant trading activities whilst being associate members of the Group in 2012. The Group also committed from 1 January 2013, up to $12.5 million of future funding to aid expansion in this area in the coming years, via $2.5 million of equity into Luxfer Holdings NA, LLC and an undrawn $10 million secured credit line for working capital and supplier finance.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

15. Investments (Continued)

Related party transactions with joint ventures have been disclosed in Note 33 to the Group's financial statements.

16. Inventories

	December 31, 2012	December 31, 2011
	$M	$M
Raw materials and consumables	35.6	35.0
Work in progress	25.2	28.8
Finished goods and goods for resale	23.0	36.8

	83.8	100.6

The provision against obsolete and excess inventories at December 31, 2012 was $6.8 million (December 31, 2011: $14.3 million). The movement represents the utilization of the provision. The cost of inventories recognized as an expense during the year has been disclosed in Note 3.

17. Trade and other receivables

	December 31, 2012	December 31, 2011
	$M	$M
Trade receivables	60.3	55.1
Amounts owed by joint ventures and associates	0.7	0.7
Other receivables	7.6	2.3
Prepayments and accrued income	5.3	5.5
Derivative financial instruments	0.5	1.6

	74.4	65.2

The Directors consider that the carrying value of trade and other receivables approximates to their fair value.

Trade receivables are non-interest bearing and are generally on 30-90 days terms.

Trade receivables above are disclosed net of any provisions for doubtful receivables.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

17. Trade and other receivables (Continued)

As at December 31, 2012, trade receivables at nominal value $2.2 million (December 31, 2011: $1.9 million) were impaired and fully provided for. Movements in the provision for impairment of trade receivables were as follows:

	2012	2011
	$M	$M
At January 1	1.9	1.4
Charge in the year	0.1	0.5
Other movements	0.2	—

At December 31	2.2	1.9

18. Cash and short term deposits

	December 31, 2012	December 31, 2011
	$M	$M
Cash at bank and in hand	40.2	22.2

Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates. The Directors consider that the carrying amount of cash and short-term deposits approximates to their fair value.

19. Share capital

(a)
Ordinary share capital

	December 31, 2012	December 31, 2011	December 31, 2012		December 31, 2011
	No.	No.	$M		$M
Authorized:
Ordinary shares of £1 each	20,000,000	10,000,000	35.7	(1)	19.6	(1)
Deferred ordinary shares of £0.0001 each	769,423,688,000	769,423,688,000	150.9	(1)	150.9	(1)

	769,443,688,000	769,433,688,000	186.6	(1)	170.5	(1)

Allotted, called up and fully paid:
Ordinary shares of £1 each	13,500,000	10,000,000	25.3	(1)	19.6	(1)
Deferred ordinary shares of £0.0001 each	769,413,708,000	769,413,708,000	150.9	(1)	150.9	(1)

	769,427,208,000	769,423,708,000	176.2	(1)	170.5	(1)

(1)
The Group's ordinary and deferred share capital are shown in US dollars at the exchange rate prevailing at the month end spot rate at the time of the share capital being issued. This rate at the end of February 2007 was $1.9613: £1 when the first 10,000,000 shares were issued, and the rate at the end of October 2012 was $1.6129:£1 when the remaining 3,500,000 shares were issued.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

19. Share capital (Continued)

The rights of the shares are as follows:

Ordinary shares of £1 each

The ordinary shares carry no entitlement to an automatic dividend but rank pari passu in respect of any dividend declared and paid other than preference dividend (see below).

Deferred ordinary shares of £0.0001 each

The deferred shares have no entitlement to dividends or to vote. On a winding up (but not otherwise) the holders of the deferred shares shall be entitled to the repayment of the paid up nominal amount of the deferred shares, but only after any payment to the holders of ordinary shares of an amount equal to 100 times the amount paid up on such ordinary shares.

(b)
American Depositary Shares

9,200,000 American Depositary Shares (ADSs) of Luxfer Holdings PLC are listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The Depository for the ADSs holds 1 £1 ordinary share for every 2 ADSs traded, through American Depositary Receipts.

ADS holders are entitled to instruct their Depositary to vote and to receive a dividend as per the ordinary shareholders, after deducting the fees and expenses of the Depositary.

(c)
Preference share capital

During the year ended December 31, 2011 the Company called up the remaining unpaid sums on its 50,000 'B' preference shares of £1 each. As fully paid shares, the preference shares were fully redeemed at their nominal value and accrued interest was paid.

(d)
Own shares held by ESOP

$M
At January 1, 2010	0.8
Purchases of shares from ESOP	(0.2)

At December 31, 2010	0.6
Purchases of shares from ESOP	—

At December 31, 2011	0.6
Purchases of shares from ESOP	(0.1)

At December 31, 2012	0.5

As at December 31, 2012, 93,674 ordinary shares (December 31, 2011: 114,474) of £1 each were held by The Luxfer Group Employee Share Ownership Plan. The decrease in the number of ordinary shares held by The Luxfer Group Employee Share Ownership Plan of 20,800 ordinary shares represents the exercise of options to purchase shares from The Luxfer Group Employee Share Ownership Plan by senior management. For further information refer to Note 31.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

19. Share capital (Continued)

(e)
Other capital reserves

Share based compensation
$M
At January 1, 2010, December 31, 2010 and December 31, 2011	—
I.P.O related share based compensation charge	0.8

At December 31, 2012	0.8

The share based compensation reserve is used to recognise the fair value of options and performance shares granted under IFRS 2. For further information refer to Note 32. The charge in 2012 related to options over ADSs and not directly in ordinary shares.

20. Dividends paid and proposed

	2012	2011	2010
	$M	$M	$M
Dividends declared and paid during the year:
Interim dividend paid August 10, 2012 ($0.39 per ordinary share)	3.8	—	—
Interim dividend paid October 25, 2012 ($0.20 per ordinary share)	2.0	—	—

	5.8	—	—

	2012	2011	2010
	$M	$M	$M
Dividends proposed and paid after December 31 (not recognized as a liability as at December 31):
Interim dividend paid February 6, 2013 ($0.20 per ordinary share)	2.7	—	—

	2.7	—	—

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

21. Reserves

	Share premium account	Hedging reserve	Translation reserve	Merger reserve	Retained earnings
	$M	$M	$M	$M	$M
At January 1, 2010	—	(0.2)	(26.2)	(333.8)	226.2
Net income for the year	—	—	—	—	25.7
Currency translation differences	—	—	0.2	—	—
Decrease in fair value of cash flow hedges	—	(0.2)	—	—	—
Transfer to income statement on cash flow hedges	—	0.5	—	—	—
Actuarial gains and losses on pension plans	—	—	—	—	4.4
Deferred tax on items taken to other comprehensive income	—	—	—	—	(1.3)

At December 31, 2010	—	0.1	(26.0)	(333.8)	255.0

Net income for the year	—	—	—	—	43.4
Currency translation differences	—	(0.1)	(5.4)	—	—
Increase in fair value of cash flow hedges	—	0.9	—	—	—
Transfer to income statement on cash flow hedges	—	(0.2)	—	—	—
Actuarial gains and losses on pension plans	—	—	—	—	(54.0)
Deferred tax on items taken to other comprehensive income	—	—	—	—	15.0

At December 31, 2011	—	0.7	(31.4)	(333.8)	259.4

Net income for the year	—	—	—	—	42.4
Currency translation differences	—	—	2.9	—	—
Decrease in fair value of cash flow hedges	—	(0.1)	—	—	—
Transfer to income statement on cash flow hedges	—	(0.2)	—	—	—
Actuarial gains and losses on pension plans	—	—	—	—	(21.3)
Deferred tax on items taken to other comprehensive income	—	—	—	—	3.9
Equity dividends	—	—	—	—	(5.8)
Arising from issue of share capital	59.4	—	—	—	—
Share issue costs	(3.8)	—	—	—	—

At December 31, 2012	55.6	0.4	(28.5)	(333.8)	278.6

Nature and purpose of reserves

Share premium account

The share premium account is used to record the excess of proceeds over nominal value on the issue of shares. Share issue costs directly related to the issue of shares are deducted from share premium.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

21. Reserves (Continued)

Hedging reserve

The hedging reserve contains the effective portion of the cash flow hedge relationships entered into by the Group at the reporting date. The movement in the year to December 31, 2012 of $0.3 million includes a decrease in the fair value of cash flow hedges of $0.1 million and $0.2 million of cash flow hedges being transferred to the income statement. For further information regarding the Group's forward foreign currency contracts, forward aluminum commodity contracts and forward rate interest rate agreements refer to Note 29 section (a)—Financial Instruments: Financial Instruments of the Group.

Translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of operations who do not have U.S. dollars as their functional currency. It would also be used to record the effect of hedging net investments in such operations.

Merger reserve

The merger reserve relates to the recapitalization of Luxfer Group Limited during the year ended December 31, 1999. Pursuant to the recapitalization of Luxfer Group Limited, Luxfer Holdings PLC acquired the entire share capital of Luxfer Group Limited. The company known as Luxfer Group Limited during the year ended December 31, 1999 was subsequently renamed LGL 1996 Limited and remains dormant. The recapitalization was accounted for using merger accounting principles.

The accounting treatment reflected the fact that ownership and control of Luxfer Group Limited, after the recapitalization, remained with the same institutional and management shareholders as before the recapitalization. Under merger accounting principles the consolidated financial statements of Luxfer Holdings PLC appear as a continuation of those for Luxfer Group Limited and therefore as if it had been the parent of the Group from its incorporation.

22. Bank and other loans

Current	December 31, 2012	December 31, 2011
	$M	$M
Revolving credit facility	—	—
Term loan	—	3.1

	—	3.1

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

22. Bank and other loans (Continued)

Non-current	December 31, 2012	December 31, 2011
	$M	$M
Revolving credit facility	—	23.0
Term loan	—	43.0
Loan Notes due 2018	63.5	63.4

	63.5	129.4

During the year the term loan which was part of the Group's banking facilities was repaid using part of the proceeds from the initial public offering. Following the repayment of the term loan, the facility was modified and the repaid debt now forms part of the revolving credit facility with a total available draw down of £70 million (approximately $114 million).

The group has £110 million facilities (approximately $177 million) comprising a seven year private placement denominated in US dollars of $65 million (approximately £40 million) with a US insurance company and banking facilities that include a revolving credit facility of £70 million ($114 million) with a number of banks.

As at December 31, 2012 the outstanding debt was made up of the private placement of $65 million (December 31, 2011: $65 million), with no draw down on loans under the bank facility (December 31, 2011: $71.6 million).

The $65 million (£40 million) seven year private placement will be repayable in full in 2018 and bears interest at a fixed rate of 6.19%. The Group has arranged the seven year debt to be denominated in US dollars so that there is a natural partial offset between its dollar-denominated net assets and earnings of its US operations and this dollar-denominated debt and related interest expense.

The revolving credit facility can be drawn down until June 2015 and bears interest at a variable rate, at a margin over LIBOR.

The revolving credit facility carries amortization of $1.0 million (£0.6 million) per annum. The private placement notes are secured over the Group's assets, and the revolving credit facility is unsecured. As at December 31, 2012, the total drawn down on the revolving credit facility was $nil. Unamortized finance costs of $2.3 million are included in trade and other receivables. As at December 31, 2012, the total amounts outstanding on the Loan Notes due 2018 were $65.0 million, which are shown in non-current bank and other loans net of unamortized finance costs of $1.5 million. The maturity profile of the Group's undiscounted contractual payments are disclosed in Note 27.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

23. Provisions

	Rationalization & redundancy	Employee benefits	Environmental provisions	Total
	$M	$M	$M	$M
At January 1, 2011	0.5	0.8	4.0	5.3
Charged to income statement	—	0.8	—	0.8
Cash payments	(0.1)	(0.4)	(0.5)	(1.0)

At December 31, 2011	0.4	1.2	3.5	5.1
Charged to income statement	1.3	0.3	0.1	1.7
Cash payments	(1.3)	(0.2)	(0.8)	(2.3)
Exchange adjustments	—	—	0.2	0.2

At December 31, 2012	0.4	1.3	3.0	4.7

At December 31, 2012
Included in current liabilities	0.4	—	1.5	1.9
Included in non-current liabilities	—	1.3	1.5	2.8

	0.4	1.3	3.0	4.7

At December 31, 2011
Included in current liabilities	0.4	—	1.6	2.0
Included in non-current liabilities	—	1.2	1.9	3.1

	0.4	1.2	3.5	5.1

Rationalization and redundancy

At December 31, 2012 the Group had $0.4 million of provisions relating to redundancy and the rationalization of its operations (December 31, 2011: $0.4 million). $0.1 million of this provision relates to restructuring of the production facilities at Riverside, California, USA within the Gas Cylinders division. A further $0.2 million of this provision relates to closure of the Gas Cylinders division manufacturing facility based at Aldridge in the UK. In addition $0.1 million of the provision relates to rationalization and redundancy within the Elektron division to improve operating efficiencies. These costs are expected to be spent in 2013.

Employee benefits

At December 31, 2012 the Group had $1.3 million of employee benefit liabilities (in addition to retirement benefits), as calculated on an actuarial basis, relating to a provision for workers' compensation at the Gas Cylinders division in the USA (December 31, 2011: $1.2 million).

Environmental provisions

As at December 31, 2012, the Group had environmental provisions of $3.0 million relating to environmental clean up costs (December 31, 2011: $3.5 million). $1.0 million of the provision is for future remediation costs required at the Speciality Aluminium site, in relation to an incident before Luxfer Group's

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

23. Provisions (Continued)

ownership. The remediation expenditure is expected to take place over the next two to three years. A further $2.0 million of environmental provisions relate to work required at the UK Elektron division site. This expenditure is expected to take place over the next one to three years.

24. Deferred tax

	Accelerated tax depreciation	Other temporary differences	Tax losses	Retirement benefit obligations	Total
	$M	$M	$M	$M	$M
At January 1, 2011	7.6	(4.5)	—	(12.6)	(9.5)
Charged/(credited) to income statement	1.2	(3.4)	—	4.0	1.8
Credited to other comprehensive income	—	—	—	(15.0)	(15.0)

At December 31, 2011	8.8	(7.9)	—	(23.6)	(22.7)

Charged/(credited) to income statement	1.1	3.0	(1.5)	3.3	5.9
Credited to other comprehensive income	—	—	—	(3.9)	(3.9)
Exchange adjustment	0.5	(0.2)	—	(1.2)	(0.9)

At December 31, 2012	10.4	(5.1)	(1.5)	(25.4)	(21.6)

The amount of deferred taxation accounted for in the Group balance sheet, after the offset of balances within countries for financial reporting purposes, comprised the following deferred tax assets and liabilities:

	December 31, 2012	December 31, 2011
	$M	$M
Deferred tax liabilities	—	—
Deferred tax assets	21.6	22.7

Net deferred tax asset	21.6	22.7

At the balance sheet date, the Group has unrecognized deferred tax assets relating to certain trading and capital losses and other temporary differences of $23.6 million (December 31, 2011: $17.9 million) potentially available for offset against future profits. No deferred tax asset has been recognized in respect of this amount because of the unpredictability of future qualifying profit streams in the relevant entities. Of the total unrecognized deferred tax asset of $23.6 million (December 31, 2011: $17.9 million), $18.5 million (December 31, 2011: $17.4 million) relates to losses that can be carried forward indefinitely under current legislation.

At the balance sheet date there were unremitted earnings of subsidiaries and joint ventures of $56.7 million (December 31, 2011: $48.3 million), for which there are no deferred tax liabilities recognized or unrecognized (December 31, 2011: $nil).

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

25. Other long term assets and liabilities

Other long term assets

	December 31, 2012	December 31, 2011
	$M	$M
Loan Note—deferred consideration	—	0.7

The Loan Note receivable relates to the deferred consideration due from the sale of plant and equipment of the Speciality Aluminium division which was completed in January 2008. The total amount of the deferred consideration was $4.8 million (£2.4 million), payable in annual installments over five years, commencing on the first anniversary of the sale date. The final installment was received in November 2012, therefore there was £nil interest accrued as at December 31, 2012 (2011: $0.1 million and 2010: $0.1 million), as disclosed in Note 7.

26. Trade and other payables

	December 31, 2012	December 31, 2011
	$M	$M
Trade payables	35.7	40.5
Other taxation and social security	5.2	3.8
Accruals	32.6	34.3
Interest payable	0.2	0.2
Derivative financial instruments	—	0.5

	73.7	79.3

The Directors consider that the carrying amount of trade payables approximates to their fair value.

27. Commitments and contingencies

	December 31, 2012	December 31, 2011	January 1, 2011
	$M	$M	$M
Operating lease commitments—Group as a lessee
Minimum lease payments under operating leases recognized in the income statement	3.7	4.0	3.9

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

27. Commitments and contingencies (Continued)

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	December 31, 2012	December 31, 2011	January 1, 2011
	$M	$M	$M
Within one year	4.4	3.3	3.4
In two to five years	12.3	9.4	9.5
In over five years	15.9	13.9	17.7

	32.6	26.6	30.6

Operating lease payments represent rentals payable by the Group for certain of its properties and items of machinery. Leasehold land and buildings have a life between 2 and 65 years. Plant and equipment held under operating leases have an average life between 2 and 5 years. Renewal terms are included in the lease contracts.

Capital commitments

At December 31, 2012, the Group had capital expenditure commitments of $0.9 million (December 31, 2011: $1.3 million and January 1, 2011: $1.0 million) for the acquisition of new plant and equipment.

28. Financial risk management objectives and policies

Financial risk management objectives and policies

The Group's financial instruments comprise bank and other loans, senior loan notes, derivatives and trade payables. Other than derivatives, the main purpose of these financial instruments is to raise finance for the Group's operations. The Group also has various financial assets such as trade receivables and cash and short-term deposits, which arise directly from its operations.

A Hedging Committee, chaired by the Group Finance Director, oversees the implementation of the Group's hedging policies, including the risk management of currency and aluminum risks and the use of derivative financial instruments.

It is not the Group's policy or business activity to trade in derivatives. They are only used to hedge underlying risks occurring as part of the Group's normal operating activities.

The main risks arising from the Group's financial instruments are cash flow interest rate risk, liquidity risk, foreign currency translation and transaction risk, aluminum price risk and credit risk on trade receivables and the Group's £70 million ($114 million) revolving credit facilities, of which $nil was drawn down as at December 31, 2012, see Note 22.

The Group regularly enters into forward currency contracts to manage currency risks and when considered suitable will use other financial derivatives to manage commodity and interest rate risks.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

28. Financial risk management objectives and policies (Continued)

Interest rate risk

The Group has exposure to variable interest rates if or when it may drawdown on the revolving credit facilities. As a result of this exposure, the Group may decide to hedge interest payable based on a combination of forward rate agreements, interest rate caps and swaps. It has also used an element of fixed rate debt within its financing structure to mitigate volatility in interest rate movements as disclosed in Note 22.

Total debt, as at December 31, 2012, all related to fixed interest rate debt and so there was no interest rate risk at that date.

Liquidity risk

To understand and monitor cash flows, the Group uses a combination of a short-term rolling six week cash forecast, based on expected daily liquidity requirements and longer term monthly rolling forecasts, covering forecast periods of between six and eighteen months forward. The Group also prepares, at least annually, longer-term strategic cash forecasts. Together this system of control is used to ensure the Group can fund its ongoing operations, including working capital, capital expenditure and interest payments and to ensure that bank covenant targets will be met. Short and medium term changes in liquidity needs are funded from the Group's £70 million ($114 million) revolving bank facility (as disclosed in Note 22), which provides the ability to draw down and repay funds on a daily basis. In monitoring liquidity requirements and planning its working capital and capital expenditure programs, the Group aims to maintain a sufficiently prudent level of headroom against its banking facilities and forecast covenant position as protection against any unexpected or sudden market shocks.

The Group also uses forecasts to manage the compliance with any associated covenant tests in relation to the Group's financing arrangements. The Group is subject to maintaining net debt to EBITDA levels of below three times, EBITDA to net interest above four times, and a number of other debt service tests which include EBITDA, taxation, capital expenditure and pension payments.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

28. Financial risk management objectives and policies (Continued)

The maturity of the Group's liabilities are also monitored to ensure sufficient funds remain available to meet liabilities as they fall due. The table below summarizes the maturity profile of the Group's financial liabilities at December 31 based on contractual payments.

	December 31, 2012				December 31, 2011
	Within 12 months	1-5 years	> 5 years	Total	Within 12 months	1-5 years	> 5 years	Total
	$M	$M	$M	$M	$M	$M	$M	$M
Revolving credit facility	—	—	—	—	—	23.7	—	23.7
Term loan	—	—	—	—	3.1	44.8	—	47.9
Loan Notes due 2018	—	—	65.0	65.0	—	—	65.0	65.0
Trade payables	35.7	—	—	35.7	40.5	—	—	40.5
Accruals	32.6	—	—	32.6	34.3	—	—	34.3
Interest payable	0.2	—	—	0.2	0.2	—	—	0.2
Derivative financial instruments	—	—	—	—	0.5	—	—	0.5

	68.5	—	65.0	133.5	78.6	68.5	65.0	212.1

The table below summarizes the maturity profile of the Group's financial liabilities at December 31 based on contractual undiscounted payments. Interest rates on the Group's debt have been based on a forward curve.

	December 31, 2012	December 31, 2011
	$M	$M
Undiscounted contractual maturity of financial liabilities:
Amounts payable:
Within 12 months	72.5	84.1
1-5 years	16.1	87.7
> 5 years	66.8	70.9

	155.4	242.7
Less: future finance charges	(21.9)	(30.6)

	133.5	212.1

Capital risk management

In recent years the Group has sought to reduce its indebtedness and increase the level of equity funding and has organized its capital structure to fund medium and long-term investment programs aimed at the development of new products and production facilities. As at December 31, 2012, the debt drawn by the Group was only its Loan Notes due 2018.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

28. Financial risk management objectives and policies (Continued)

The Group monitors its adjusted EBITDA for continuing activities to net debt ratio and has sought to reduce this over time from 6x to below 2x. The table below sets out the calculations for 2012, 2011 and 2010:

	2012	2011	2010
	$M	$M	$M
For continuing operations:
Operating profit	66.7	66.2	44.9
Add back: Restructuring and other (income) expense (Note 5)	2.1	(0.2)	0.8
Loss on disposal of property, plant and equipment	—	—	0.1
Depreciation and amortization	14.7	14.5	13.8

Adjusted EBITDA	83.5	80.5	59.6

Bank and other loans	63.5	132.5	9.6
Senior Notes due 2012	—	—	106.3

Total debt	63.5	132.5	115.9
Less:
Cash and short term deposits	(40.2)	(22.2)	(10.3)

Net debt	23.3	110.3	105.6

Net debt: EBITDA ratio	0.3x	1.4x	1.8x

Credit risk

The Group only provides trade credit to creditworthy third parties. Credit checks are performed on new and existing customers along with monitoring payment histories of customers. Outstanding receivables from customers are closely monitored to ensure they are paid when due, with both outstanding overdue days and total days of sales outstanding ("DSO days") reported as a business unit key performance measure. Where possible export sales are also protected through the use of credit export insurance. At December 31, 2012, the Group has a provision for bad and doubtful debtors of $2.2 million (December 31, 2011: $1.9 million) and a charge of $0.1 million (2011: charge of $0.5 million) has gone to the Income Statement in relation to bad debts incurred in 2012.

The analysis of trade receivables that were past due but not impaired is as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	< 31 days	31-61 days	61-91 days	91-121 days	> 121 days
	$M	$M	$M	$M	$M	$M	$M
At December 31, 2012	60.3	48.2	10.2	1.9	—	—	—
At December 31, 2011	55.1	48.3	6.0	0.8	—	—	—

The Group also monitors the spread of its customer base with the objective of trying to minimize exposure at a Group and divisional level to any one customer. The top ten customers in 2012 represented 36.0% (2011: 38.9% and 2010: 30.8%) of total revenue. In 2011 the Elektron Division had revenue of

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

28. Financial risk management objectives and policies (Continued)

$52.8 million from a single customer, which represented 10.3% of total revenue. There were no customers in 2012 or 2010 that represented over 10% of total revenue.

Foreign currency translation risk

With substantial operations in the UK and Rest of Europe, the Group is exposed to translation risk on both its Income Statement, based on average exchange rates, and its Balance Sheet with regards to period end exchange rates.

The Group's results and net assets are reported by geographic region in Note 2. This analysis shows in 2012 the Group had revenue of $167.2 million derived from UK operations, operating profit of $24.0 million and when adding back restructuring and other income (expense) and depreciation and amortization, an adjusted EBITDA of $30.5 million. During 2012, the average exchange rate for GBP sterling was £0.6279 being weaker than the 2011 average of £0.6210. This resulted in an adverse impact of $2.2 million on revenue, $0.5 million on operating profit and $0.5 million on adjusted EBITDA. Based on the 2012 level of sales and profits a £0.05 increase in the GBP sterling to US dollar exchange rate would result in a $15.9 million decrease in revenue, $3.6 million decrease in operating profit and $3.6 million decrease in adjusted EBITDA.

The capital employed as at December 31, 2012 in the UK was $68.4 million translated at an exchange rate of £0.6151. A £0.05 increase in exchange rates would reduce capital employed by approximately $5.1 million.

During 2012, the average exchange rate for the Euro was €0.7747, being weaker than the 2011 average of €0.7148. This resulted in an adverse impact of $4.4 million on revenue, no impact on operating profit and an adverse impact of $0.3 million on adjusted EBITDA. Based on the 2012 level of sales and profits a €0.05 increase in the Euro to US dollar exchange rate would result in a $3.7 million decrease in revenue, a $0.2 million decrease in operating profit and a $0.4 million decrease in adjusted EBITDA.

Foreign currency transaction risk

In addition to currency translation risk, the Group incurs currency transaction risk whenever one of the Group's operating subsidiaries enters into either a purchase or sales transaction in a currency other than its functional currency. Currency transaction risk is reduced by matching sales revenues and costs in the same currency. The Group's US operations have little currency exposure as most purchases, costs and revenues are conducted in US dollars. The Group's UK operations are exposed to exchange transaction risks, mainly because these operations sell goods priced in euros and US dollars, and purchase raw materials priced in US dollars.

The UK operations within the Group have around an estimated $20 million net sales risk after offsetting raw material purchases made in US dollars and a substantial euro sales risk, with approximately €50 million to €60 million of exports priced in euros each year. These risks are being partly hedged through the use of forward foreign currency exchange rate contracts, but we estimate that in 2012 our Elektron division has incurred a transaction loss of $0.2 million, and the transaction impact at our Gas Cylinders division was a loss of $0.5 million.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

28. Financial risk management objectives and policies (Continued)

Based on a $20 million net exposure to the US dollar, a $0.10 increase in exchange rates would have a $1.2 million annual decrease in Group operating profit and based on a €60 million euro sales risk a €0.10 increase in exchange rates would have a $4.5 million annual decrease in Group operating profit.

Commodity price risks

The Group is exposed to a number of commodity price risks, including primary aluminum, magnesium, rare earth chemicals, zircon sand and other zirconium basic compounds. All have been subject to substantial increases in recent years. Historically the two largest exposures to the Group have been aluminum and magnesium prices and the Group will spend annually approximately $60 million to $85 million on these two raw materials. Recently the costs of rare earth chemicals have also been subject to significant commodity inflation.

Unlike the other major commodities purchased, aluminum is traded on the London Metal Exchange ("LME") and therefore the Group is able to use LME derivative contracts to hedge a portion of its price exposure. In 2012 the Group purchased approximately 14,000 metric tons of primary aluminum, it scrapped around 3,000 metric tons of processed waste and made finished goods equal to approximately 11,000 metric tons. The processed waste can be sold as scrap aluminum at prices linked to the LME price. The price risk on aluminum is mitigated by agreeing fixed prices with the suppliers, along with the use of LME derivative contracts. As at December 31, 2012, the Group had fixed priced purchase contracts covering up to approximately 15% of our main primary aluminum requirements for 2013, and hedged approximately a further 50%. Before hedging the risk, a $100 increase in the LME price of aluminum would increase our Gas Cylinders division's costs by $1.1 million.

In the long term the Group has sought to recover the cost of increased commodity costs through price increases and surcharges. Any hedging of aluminum risk is performed to protect the Group against short-term fluctuations in aluminum costs.

In 2012 the Group purchased approximately 8,000 metric tons of primary magnesium. Magnesium is not traded on the LME so we are not able to maintain a hedge position of its price exposure.

The Group purchases annually approximately 500 metric tons of various rare earth chemicals which it uses in the production of various materials produced by its Elektron division and when these chemicals became subject to significant price volatility it used surcharges on its products to maintain its product margins. To provide its customers with a stable surcharge price the Group's operations would also buy forward rare earths in bulk.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

29. Financial instruments

The following disclosures relating to financial instruments have been prepared on a basis which excludes short-term debtors and creditors which have resulted from the Group's operating activities.

(a) Financial instruments of the Group

The financial instruments of the Group other than short-term debtors and creditors were as follows:

Primary financial instruments:	Book value December 31, 2012	Fair value December 31, 2012	Book value December 31, 2011	Fair value December 31, 2011
	$M	$M	$M	$M
Financial assets:
Cash at bank and in hand	40.2	40.2	22.2	22.2

Financial liabilities:
Bank and other loans	65.0	65.0	136.6	136.6

All financial assets mature within one year. The maturity of the financial liabilities are disclosed in Note 28.

As at December 31, 2012, the amount drawn in bank and other loans was $65.0 million, which was all denominated in US dollars. As at December 31, 2011, the amount drawn in bank and other loans was $136.6 million, of which $45.5 million was denominated in Sterling and $91.1 million denominated in US dollars.

Derivative financial instruments are as follows:	Book value December 31, 2012	Fair value December 31, 2012	Book value December 31, 2011	Fair value December 31, 2011
	$M	$M	$M	$M
Held to hedge purchases and sales by trading businesses:
Forward foreign currency contracts	0.2	0.2	1.6	1.6
LME derivative contracts	0.3	0.3	(0.5)	(0.5)

The fair value calculations were performed on the following basis:

Cash at bank and in hand

The carrying value approximates to the fair value as a result of the short-term maturity of the instruments.

Bank loans

At December 31, 2012 bank and other loans of $65.0 million (December 31, 2011: $132.5 million) were outstanding. As at December 31, 2012 bank and other loans are shown net of issue costs of $1.5 million and these issue costs are to be amortized to the expected maturity of the facilities. There are $2.3 million of deferred finance costs relating to the revolving credit facility shown in trade and other receivables. The Group at December 31, 2012 was not exposed to variable interest rates on its bank and other loans

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

29. Financial instruments (Continued)

because all drawn debt was at fixed interest rates. The fair value is calculated to be the same as the book value.

Forward foreign currency contracts

The fair value of these contracts was calculated by determining what the Group would be expected to receive or pay on termination of each individual contract by comparison to present market prices.

LME derivative contracts

The fair value of these contracts has been calculated by valuing the contracts against the equivalent forward rates quoted on the LME.

Fair value hierarchy

At December 31, 2012, for those financial instruments of the Group recorded at fair value, the Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

	December 31, 2012	Level 1	Level 2	Level 3
	$M	$M	$M	$M
Derivative financial liabilities at fair value through profit or loss:
Forward foreign currency contracts	0.2	—	0.2	—
LME derivative contracts	0.3	—	0.3	—

During the year ended December 31, 2012, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

29. Financial instruments (Continued)

(b) Interest rate risks

Interest rate risk profile on financial assets

This table shows the Group's financial assets as at December 31, which are cash at bank and in hand. These assets are all subject to floating interest rate risk.

Cash by currency:	December 31, 2012	December 31, 2011
	$M	$M
US Dollar	14.5	(2.2)
GBP	16.9	18.2
Euro	2.7	1.4
Australian Dollar	0.6	0.5
Chinese Renminbi	2.9	2.3
Czech Koruna	2.0	2.0
Canadian Dollar	0.6	—

	40.2	22.2

The Group earns interest on cash balances through either deposit accounts or placing funds on money markets at short-term fixed rates. In all cases, interest earned is at approximately LIBOR rates during the year.

Interest rate risk profile on financial liabilities

The following table sets out the carrying amount, by original maturity, of the Group's financial instruments that were exposed to both fixed and variable interest rate risk:

	December 31, 2012				December 31, 2011
	Within 12 months	1-5 years	> 5 years	Total	Within 12 months	1-5 years	> 5 years	Total
	$M	$M	$M	$M	$M	$M	$M	$M
Fixed interest rate risk:
Loan Notes due 2018	—	—	65.0	65.0	—	—	65.0	65.0

	—	—	65.0	65.0	—	—	65.0	65.0

Variable interest rate risk:
Revolving credit facility	—	—	—	—	—	23.7	—	23.7
Term loan	—	—	—	—	3.1	44.8	—	47.9

	—	—	—	—	3.1	68.5	—	71.6

At December 31, 2012 the Group had no floating rate liabilities outstanding. At December 31, 2011 the Group's floating rate liabilities related to the term loan of $47.9 and the revolving credit facilities of $23.7 million.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

29. Financial instruments (Continued)

(c) Hedging activities

Forward foreign exchange contracts

The Group utilizes forward foreign exchange contracts to hedge significant future transactions and cash flows to manage its exchange rate exposures. The contracts purchased are primarily denominated in Sterling, US dollars and Euros. The Group is also exposed to a number of other currencies like Australian dollars with hedges against these on a more ad hoc basis, when exposures are more significant.

At December 31, 2012, the fair value of forward foreign exchange contracts deferred in equity was a gain of $0.7 million (2011: gain of $1.2 million and 2010: gain of $0.1 million). During 2012 a loss of $0.2 million (2011: loss of $0.2 million and 2010: loss of $0.2 million) has been transferred to the income statement in respect of contracts that have matured in the year.

At December 31, 2012 and 2011 the Group held various foreign exchange contracts designated as hedges in respect of forward sales for US dollars, Euros, Canadian dollars and Japanese yen for the receipt of GBP sterling. The Group also held foreign exchange contracts designated as hedges in respect of forward purchases for US dollars and Euros by the sale of GBP sterling. The contract totals in GBP sterling, range of maturity dates and range of exchange rates are disclosed below:

December 31, 2012 Sales hedges	US dollars	Euros	Canadian dollars
Contract totals/£M	42.8	30.3	2.5
Maturity dates	01/13 to 03/14	01/13 to 05/14	01/13 to 01/13
Exchange rates	$1.5433 to $1.6213	€1.1880 to €1.2719	$1.608 to $1.608

Purchase hedges	US dollars	Euros	Canadian dollars
Contract totals/£M	29.4	0.6	N/A
Maturity dates	01/13 to 03/14	01/13 to 01/13	N/A
Exchange rates	$1.5450 to $1.6234	€1.2297 to €1.2297	N/A

December 31, 2011 Sales hedges	US dollars	Euros	Canadian dollars
Contract totals/£M	40.6	26.8	N/A
Maturity dates	01/12 to 03/13	01/12 to 12/12	N/A
Exchange rates	$1.5434 to $1.6450	€1.1120 to €1.1945	N/A

Purchase hedges	US dollars	Euros	Canadian dollars
Contract totals/£M	24.6	N/A	N/A
Maturity dates	01/12 to 01/13	N/A	N/A
Exchange rates	$1.5425 to $1.6438	N/A	N/A

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

29. Financial instruments (Continued)

Aluminum commodity contracts

The Group did not hold any forward aluminum commodity contracts at December 31, 2012 or December 31, 2011.

Forward rate interest rate agreements

The Group did not hold any forward rate interest rate agreements at December 31, 2012 or December 31, 2011.

LME derivative contracts

As at 31 December 2012, the Group has hedged 6,000 metric tons of aluminum for supply in 2013 using its new ancillary banking facilities. The fair value of LME derivative contracts deferred in equity was a loss of $0.3 million (2011: loss of $0.5 million and 2010: $nil).

(d) Foreign currency translation risk disclosures

Exchange gains and losses arising on the translation of the Group's non-US assets and liabilities are classified as equity and transferred to the Group's translation reserve. In 2012 a gain of $2.9 million (2011: loss of $5.4 million and 2010: gain of $0.2 million) was recognized in translation reserves.

(e) Un-drawn committed facilities

At December 31, 2012 the Group had committed banking facilities denominated in GBP sterling of £70.0 million ($114 million). At December 31, 2011 these committed banking facilities were £40.0 million ($62.1 million). The facilities were for providing short-term loans and overdrafts, with a sub-limit for letters of credit which at December 31, 2012 was £8.0 million ($13.0 million). At December 31, 2011 the sub-limit was £7.0 million ($10.9 million). Of these committed facilities, $nil (December 31, 2011: $23.7 million) of short-term loans and $nil million (December 31, 2011: $0.6 million) for letters of credit were drawn. The Group has a separate bonding facility for bank guarantees denominated in GBP sterling of £3.0 million ($4.6 million), of which £1.2 million ($2.0 million) was drawn at December 31, 2012. At December 31, 2011 the amount drawn on the bonding facility was £2.7 million ($4.2 million).

30. Retirement benefits

The Group operates defined benefit arrangements in the UK, the US and France. The levels of funding are determined by periodic actuarial valuations. Further, the Group also operates defined contribution plans in the UK, US and Australia. The assets of the plans are generally held in separate trustee administered funds.

Actuarial gains and losses are recognized in full in the period in which they occur. The liability recognized in the balance sheet represents the present value of the defined benefit obligation, as reduced by the fair value of plan assets. The cost of providing benefits is determined using the Projected Unit Credit Method.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

30. Retirement benefits (Continued)

The principal defined benefit pension plan in the UK is the Luxfer Group Pension Plan, which closed to new members in 1998, new employees then being eligible for a defined contribution plan. With effect from April 2004 the Luxfer Group Pension Plan changed from a final salary to a career average revalued earnings benefit scale. In August 2005 a plan specific earnings cap of £60,000 per annum subject to inflation increases was introduced, effectively replacing the statutory earnings cap. In October 2007 the rate of the future accrual for pension was reduced and a longevity adjustment was introduced to mitigate against the risk of further increases in life expectancies. The pension cost of the Plan is assessed in accordance with the advice of an independent firm of professionally qualified actuaries, Lane Clark & Peacock LLP.

The Group's other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings Inc Pension Plan in the US. In December 2005 the plan was closed to further benefit accrual with members being offered contributions to the Company's 401(k) plan.

The total charge to the Group's income statement for 2012 for retirement benefits was a cost of $6.5 million (2011: $2.1 million and 2010: $6.6 million).

The movement in the pension liability is shown below:

	2012	2011
	$M	$M
Balance at January 1	82.4	41.2
Charged to the Income Statement	6.4	3.7
Past service cost/(credit)	0.1	(1.6)
Contributions	(16.6)	(15.2)
Charged to the Statement of Comprehensive Income	21.3	54.0
Exchange adjustments	3.1	0.3

Balance at December 31	96.7	82.4

The financial assumptions used in the calculations are:

	Projected Unit Valuation
	United Kingdom			Non United Kingdom
	2012	2011	2010	2012	2011	2010
	%	%	%	%	%	%
Discount Rate	4.40	4.90	5.50	4.20	4.70	5.50
Salary Inflation	4.00	4.10	4.50	—	—	—
Retail Price Inflation	3.00	3.10	3.50	—	—	—
Consumer Price Inflation	2.30	2.10	2.80	—	—	—
Pension increases—pre 6 April 1997	2.40	2.40	2.60	—	—	—
—1997–2005	2.90	3.00	3.40	—	—	—
—post 5 April 2005	2.10	1.90	2.20	—	—	—

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

30. Retirement benefits (Continued)

The assets in the plan and expected rate of long-term return were:

	Long-term rate of return expected
	United Kingdom		Non United Kingdom
	2011	2010	2011	2010
	%	%	%	%
Equities and Growth Funds	7.40	7.60	7.80	8.10
Gilts	2.80	4.20	—	—
Other Bonds	4.60	5.20	4.40	5.10
Cash	2.80	4.20	—	—

Under the new IAS19, which applies for accounting periods beginning on or after January 1, 2013, there is no longer a need to set an assumption for the expected return on assets, hence the 2012 long-term expected rate of return is not disclosed.

Other principal actuarial assumptions:

	2012	2011	2010
	Years	Years	Years
Life expectancy of male in the UK aged 65 in 2012	20.3	20.4	20.3
Life expectancy of male in the UK aged 65 in 2032	22.1	21.5	21.5

The amounts recognized in income in respect of the pension plans are as follows:

	2012	2012	2012	2011	2011	2011	2010	2010	2010
	UK	Non UK	Total	UK	Non UK	Total	UK	Non UK	Total
	$M	$M	$M	$M	$M	$M	$M	$M	$M
In respect of defined benefit plans
Current service cost	1.2	—	1.2	0.8	—	0.8	0.8	0.0	0.8
Interest cost	14.7	3.0	17.7	15.5	3.1	18.6	14.8	3.1	17.9
Expected return on plan assets	(13.2)	(2.5)	(15.7)	(15.8)	(2.9)	(18.7)	(12.8)	(2.8)	(15.6)
Past service cost/(credit)	0.1	—	0.1	(1.6)	—	(1.6)	—	—	—

Total charge/(credit) for defined benefit plans	2.8	0.5	3.3	(1.1)	0.2	(0.9)	2.8	0.3	3.1

In respect of defined contribution plans
Total charge for defined contribution plans	1.3	1.9	3.2	1.3	1.7	3.0	1.8	1.7	3.5

Total charge for pension plans	4.1	2.4	6.5	0.2	1.9	2.1	4.6	2.0	6.6

Of the charge for the year, charges of $4.4 million and $2.1 million (2011: $2.5 million and $1.2 million; 2010 $4.4 million and $2.2 million) have been included in cost of sales and administrative costs respectively, with a credit of $nil million (2011: $1.6 million and 2010: $nil) being included in restructuring and other income (expense).

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

30. Retirement benefits (Continued)

For the year, the amount of loss recognized in the Statement of Comprehensive Income is $21.3 million (2011: loss of $54.0 million and 2010: gain of $4.4 million).

The actual return of the plan assets was a gain of $29.0 million (2011: loss of $9.9 million and 2010: gain of $30.1 million). The overall expected rate of return is determined on the basis of the market prices prevailing at the respective balance sheet date, applicable to the period over which the obligation is to be settled.

The value of the plan assets were:

	2012	2012	2012	2011	2011	2011
	UK	Non UK	Total	UK	Non UK	Total
	$M	$M	$M	$M	$M	$M
Equities and Growth Funds	187.1	29.8	216.9	170.3	23.9	194.2
Gilts	15.8	—	15.8	14.0	—	14.0
Other Bonds	63.4	23.1	86.5	52.0	18.9	70.9
Cash	0.6	—	0.6	0.3	—	0.3

Total market value of assets	266.9	52.9	319.8	236.6	42.8	279.4
Present value of plan liabilities	(343.7)	(72.8)	(416.5)	(295.1)	(66.7)	(361.8)

Deficit in the plan	(76.8)	(19.9)	(96.7)	(58.5)	(23.9)	(82.4)
Related deferred tax asset	17.7	7.7	25.4	14.6	9.0	23.6

Net pension liability	(59.1)	(12.2)	(71.3)	(43.9)	(14.9)	(58.8)

Analysis of movement in the present value of the defined benefit obligations:

	2012	2012	2012	2011	2011	2011
	UK	Non UK	Group	UK	Non UK	Group
	$M	$M	$M	$M	$M	$M
At January 1	295.1	66.7	361.8	274.8	57.6	332.4
Service cost	1.2	—	1.2	0.8	—	0.8
Interest cost	14.7	3.0	17.7	15.5	3.1	18.6
Contributions from plan members	0.8	—	0.8	0.8	—	0.8
Age related NI rebate	0.2	—	0.2	0.3	—	0.3
Actuarial losses and (gains)	29.1	5.5	34.6	17.1	8.3	25.4
Exchange difference	14.6	—	14.6	(1.8)	0.1	(1.7)
Benefits paid	(12.1)	(2.4)	(14.5)	(10.8)	(2.4)	(13.2)
Past service cost/(credit)	0.1	—	0.1	(1.6)	—	(1.6)

At December 31	343.7	72.8	416.5	295.1	66.7	361.8

The defined benefit obligation comprises $1.4 million (December 31, 2011: $1.2 million) arising from unfunded plans and $415.1 million (December 31, 2011: $360.6 million) from plans that are funded.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

30. Retirement benefits (Continued)

The sensitivities regarding the principal assumptions used to measure the present value of the defined benefit obligations are set out below:

Assumption	Change in assumption	Impact on total defined benefit obligations
Discount rate	Increase/decrease by 1.0%	Decrease/increase by 17%
Inflation	Increase/decrease by 1.0%	Increase/decrease by 9%
Post retirement mortality	Increase by 1 year	Increase by 3%

Analysis of movement in the present value of the fair value of plan assets:

	2012	2012	2012	2011	2011	2011
	UK	Non UK	Group	UK	Non UK	Group
	$M	$M	$M	$M	$M	$M
At January 1	236.6	42.8	279.4	246.1	45.1	291.2
Expected return on plan assets	13.2	2.5	15.7	15.8	2.9	18.7
Actuarial gains	8.7	4.6	13.3	(24.1)	(4.5)	(28.6)
Exchange difference	11.5	—	11.5	(1.9)	(0.1)	(2.0)
Contributions from employer	8.0	5.4	13.4	10.4	1.8	12.2
Contributions from plan members	0.8	—	0.8	0.8	—	0.8
Age related NI rebate	0.2	—	0.2	0.3	—	0.3
Benefits paid	(12.1)	(2.4)	(14.5)	(10.8)	(2.4)	(13.2)

At December 31	266.9	52.9	319.8	236.6	42.8	279.4

Amounts for the current and previous four years are as follows:

	2012	2012	2012
	UK	Non UK	Group
Total market value of plan assets $M	266.9	52.9	319.8
Present value of plan liabilities $M	(343.7)	(72.8)	(416.5)

Deficit in the plan $M	(76.8)	(19.9)	(96.7)

Difference between the expected and actual return on plan assets:
Amount $M	8.7	4.6	13.3
Percentage of plan assets	3%	9%	4%

Experience gains and losses on plan liabilities:
Amount $M	0.2	—	0.2
Percentage of present value of plan liabilities	0%	0%	0%

Total cumulative amount recognized in Statement of Comprehensive Income:
Amount $M	78.3	24.7	103.0
Percentage of present value of plan liabilities	23%	34%	25%

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

30. Retirement benefits (Continued)

	2011	2011	2011	2010	2010	2010
	UK	Non UK	Group	UK	Non UK	Group
Total market value of plan assets $M	236.6	42.8	279.4	246.1	45.1	291.2
Present value of plan liabilities $M	(295.1)	(66.7)	(361.8)	(274.8)	(57.6)	(332.4)

Deficit in the plan $M	(58.5)	(23.9)	(82.4)	(28.7)	(12.5)	(41.2)

Difference between the expected and actual return on plan assets:
Amount $M	(24.1)	(4.5)	(28.6)	12.3	2.1	14.5
Percentage of plan assets	(10)%	(11)%	(10)%	5%	5%	5%

Experience gains and losses on plan liabilities:
Amount $M	3.5	0.5	4.0	1.7	—	1.7
Percentage of present value of plan liabilities	1%	1%	1%	1%	0%	1%

Total cumulative amount recognized in Statement of Comprehensive Income:
Amount $M	58.0	23.7	81.7	14.7	10.0	24.7
Percentage of present value of plan liabilities	20%	36%	23%	5%	17%	7%

	2009	2009	2009	2008	2008	2008
	UK	Non UK	Group	UK	Non UK	Group
Total market value of plan assets $M	231.7	40.4	272.1	184.8	33.0	217.8
Present value of plan liabilities $M	(272.2)	(53.0)	(325.2)	(207.7)	(52.1)	(259.8)

Deficit in the plan $M	(40.5)	(12.6)	(53.1)	(22.9)	(19.1)	(42.0)

Difference between the expected and actual return on plan assets:
Amount $M	22.6	6.8	29.3	(62.1)	(19.0)	(81.1)
Percentage of plan assets	10%	17%	11%	(34)%	(58)%	(37)%

Experience gains and losses on plan liabilities:
Amount $M	0.9	(0.2)	0.7	—	—	—
Percentage of present value of plan liabilities	0%	(0)%	0%	—	—	—

Total cumulative amount recognized in Statement of Comprehensive Income:
Amount $M	20.3	8.3	28.6	4.8	17.9	22.7
Percentage of present value of plan liabilities	7%	16%	9%	2%	34%	9%

The estimated amount of employer contributions expected to be paid to the defined benefit pension plans for the year ending December 31, 2013 is $15.4 million (2012: $13.4 million actual employer contributions).

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

31. The Luxfer Group Employee Share Ownership Plan

The trust

In 1997, the Group established an employee benefit trust ("the ESOP") with independent trustees, to purchase and hold shares in the Company in trust to be used to satisfy options granted to eligible senior employees under the Company's share plans established from time to time.

The ESOP was established with the benefit of a gift equivalent to the set up and running costs. Purchase monies and costs required by the ESOP trustees to purchase shares for and under the provisions of the trust are provided by way of an interest free loan from a Group subsidiary. The loan is repayable, in normal circumstances, out of monies received from senior employees when they exercise options granted to them over shares. Surplus shares are held by the ESOP trustees to satisfy future option awards. The ESOP trustees have waived their right to receive dividends on shares held in trust. The Remuneration Committee is charged with determining which senior employees are to be granted options and in what number subject to the relevant plan rules.

The current plan

The current share option plan, implemented by the Company in February 2007 is The Luxfer Holdings Executive Share Option Plan ("the Plan"), which consists of two parts. Part A of the Plan is approved by HM Revenue & Customs and Part B is unapproved. Options can be exercised at any time up to the tenth anniversary of their grant subject to the rules of the relevant part of the Plan. As a result of the I.P.O all leaver restrictions over the shares were released. There is no other performance criteria attached to the options.

Movements in the year

The movement in the number of shares held by the trustees of the ESOP and the number of share options held over those shares are shown below:

	Number of shares held by ESOP Trustees		Number of options held over £1 ordinary shares
	£0.0001 deferred shares	£1 ordinary shares	£0.97 options held	£1.40 options held	£3 options held	£4 options held	Total options held
At January 1, 2012	15,977,968,688	114,474	15,200	9,600	41,600	29,510	95,910
Options granted during the year	—	—	—	—	—	—	—
Options exercised during the year	—	(20,800)	—	—	(20,800)	—	(20,800)
Options lapsed during the year	—	—	—	(9,600)	—	—	(9,600)

At December 31, 2012	15,977,968,688	93,674	15,200	—	20,800	29,510	65,510

As at December 31, 2012 the loan outstanding from the ESOP was $3.5 million (December 31, 2011: $3.4 million). The share options vested immediately on their grant date and could have been exercised at any time from this grant date. During 2011 the price of the share options granted was estimated to be the fair value of the share options and therefore there was no charge under IFRS 2.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

31. The Luxfer Group Employee Share Ownership Plan (Continued)

During the year ended December 31, 2012, 20,800 options were exercised over £1 ordinary shares held by the Trustees of the ESOP and 9,600 options lapsed.

The market value of each £1 ordinary shares held by the ESOP as at December 13, 2012 was $24.54.

32. Share based compensation

Luxfer Holdings PLC Long-Term Umbrella Incentive Plan and Luxfer Holdings PLC Non-Executive Directors Equity Incentive Plan

As an important retention tool and to align the long-term financial interests of our management with those of our shareholders, the Group adopted the Luxfer Holdings PLC Long-Term Umbrella Incentive Plan (the "LTIP") for the Group's senior employees, and the Luxfer Holdings PLC Non-Executive Directors Equity Incentive Plan (the "Director EIP") for the Non-Executive Directors.

The equity or equity-related awards under the LTIP and the Director EIP will be based on the ordinary shares or ADSs of the Group. The Remuneration Committee will administer the LTIP and will have the power to determine to whom the awards will be granted, the amount, type and other terms. Awards under the EIP are non-discretionary and purely time-based.

In January 2013, 306,200 Restricted Stock Units and Options over ADSs, equivalent to 153,100 ordinary shares, were granted under the LTIP. In March 2013, 1,924 ADS Restricted Stock, equivalent to 962 ordinary shares, was granted under the Director EIP.

I.P.O Option Awards

As a tool to retain key people and align their interests with those of shareholders, a one-off award of market-value options was made to a small number of executives and the non-executive directors immediately prior to the I.P.O.

40% of the options granted vested immediately and 20% of the options will vest upon each of the first, second and third anniversaries of the I.P.O.

	2012	2011	2010
	$M	$M	$M
I.P.O related share based compensation charge	0.8	—	—

There were no cancellations or modifications to the awards in 2012.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

32. Share based compensation (Continued)

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year, with each option relating to 1 American Depositary Share:

	2012	2012	2011	2011	2010	2010
	Number	WAEP	Number	WAEP	Number	WAEP
At January 1	—	—	—	—	—	—
Granted during the year	816,400	$10.00	—	—	—	—

At December 31	816,400	$10.00	—	—	—	—

The weighted average remaining contractual life for the share options outstanding as at 31 December 2012 was 7 years.

The weighted average fair value of options granted during the year was $2.45.

The exercise price for options outstanding at the end of the year was $10.00.

The following tables list the inputs to the models used for the plans for the year ended 31 December 2012:

2012
Dividend yield (%)	3.0
Expected volatility range (%)	40.7 – 42.7
Risk-free interest rate (%)	0.16 – 0.61
Expected life of share options range (years)	1 – 5
Weighted average exercise price ($)	$10.00
Model used	Black-Scholes

The expected life of the share options is based on historical data and current expectations and is not necessary indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

33. Related party transactions

Joint venture in which the Group is a venturer

During 2012, the Group maintained its 51% investment in the equity of the joint venture Luxfer Uttam India Private Limited, as disclosed in Note 15. During 2012, the Gas Cylinders division made $0.7 million of sales to the joint venture. At December 31, 2012, the amounts receivable from the joint venture in relation to these sales amounted to $0.7 million and this amount is separately disclosed within Note 17—Trade and Other Receivables.

LUXFER HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in millions)

33. Related party transactions (Continued)

Transactions with other related parties

As at December 31, 2012 the Directors and key management comprising the members of the Executive Management Board, owned 734,645 £1 ordinary shares (2011: 748,175 £1 ordinary shares) and held options over a further 334,810 £1 ordinary shares (2011: 29,510 £1 ordinary shares).

During the years ended December 31, 2012 and December 31, 2011, no share options held by members of the Executive Management board were exercised.

Other than the transactions with the joint venture Luxfer Uttam India Private Limited disclosed above and key management personnel disclosed above, no other related party transactions have been identified.

Company Details

Company Registration
Registration no. 3690830

Registered Office
Anchorage Gateway
5 Anchorage Quay
Salford
M50 3XE
England

Listing
New York Stock Exchange
Symbol: LXFR

Secretary
Linda F Seddon

Group Finance Director
Andrew M Beaden

Auditors
Colin Brown
Senior Statutory Auditor
Ernst & Young LLP
100 Barbirolli Square
Manchester M2 3EY

Company Contact
Dan Stracner
Director of Investor Relations
U.S. telephone: 001 951 341 2375
dan.stracner@luxfer.net

Company Secretarial Information
Linda Seddon
Telephone: 0161 300 0610
Email: linda.seddon@luxfer.com

LUXFER HOLDINGS PLC
Anchorage Gateway
5 Anchorage Quay
Salford
M50 3XE
England

Tel: +44 (0) 161 300 0600

Website: www.luxfer.com

Forward-Looking Statements
This Annual Report contains forward-looking statements that involve risks and uncertainties that could cause results to differ materially from those projected. In the Annual Report on Form 20-F, please refer to the section after the contents page titled “Information regarding forward-looking statements” and also Part I -Item 3D for “Risk Factors” for a discussion of these risks and uncertainties.